As filed with the Securities and Exchange Commission on January 10, 2008
Registration No. 333-140672

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Post-effective Amendment No. 4
to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BIOHEART, INC.
(Exact name of Registrant as specified in its Charter)

Florida	8731	65-0945967
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

13794 NW 4th Street, Suite 212
Sunrise, Florida 33325
(954) 835-1500
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

William M. Pinon
President and Chief Executive Officer
Bioheart, Inc.
13794 NW 4th Street, Suite 212
Sunrise, Florida 33325
(954) 835-1500
(Name, address, including zip code, and telephone number,
including area code, of Agent for Service)

Copies to:

David E. Wells, Esq. Hunton & Williams LLP 1111 Brickell Avenue, Suite 2500 Miami, Florida 33131 (305) 810-2500	James A. Lebovitz, Esq. Dechert LLP 2929 Arch Street Philadelphia, Pennsylvania 19104 (215) 994-4000

      Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the effective date of this Registration Statement.
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
      The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Prospectus
Subject to Completion, Dated January 10, 2008
1,000,000 Shares
Common Stock
This is our initial public offering of shares of our common stock. We are offering 1,000,000 shares. We expect the initial public offering price to be between $6.00 and $8.00 per share.
Currently no public market exists for shares of our common stock. We have been approved for listing of our common stock on the NASDAQ Global Market under the symbol “BHRT.”

Investing in our common stock involves risks.
See “Risk Factors” beginning on page 8 of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Bioheart, Inc.	$	$
Bioheart, Inc. has granted the underwriters a 30-day option to purchase up to an additional 150,000 shares of common stock to cover over-allotments.

Merriman Curhan Ford & Co.	Dawson James Securities, Inc.
The date of this Prospectus is           , 2008

      Through and including                     , 2008 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. In this prospectus, unless otherwise stated or the context otherwise requires, references to “Bioheart,” “we,” “us,” “our company,” and similar references refer to the consolidated operations of Bioheart, Inc. and its subsidiaries.
      For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY
      This summary highlights selected information described more fully elsewhere in this prospectus. This summary may not contain all the information that is important to you. Before investing in our common stock, you should read the entire prospectus, including “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and our consolidated financial statements and related notes. The consolidated financial statements and related notes included in this prospectus have been prepared in accordance with accounting principles generally accepted in the United States. Unless otherwise stated, all figures assume no exercise of the underwriters’ option to purchase additional common shares.
Our Business
      We are a biotechnology company focused on the discovery, development and, subject to regulatory approval, commercialization of autologous cell therapies for the treatment of chronic and acute heart damage. Our lead product candidate is MyoCell, an innovative clinical therapy designed to populate regions of scar tissue within a patient’s heart with autologous muscle cells, or cells from the patient’s body, for the purpose of improving cardiac function in chronic heart failure patients. The core technology used in MyoCell has been the subject of human clinical trials conducted over the last six years involving 84 enrollees and 70 treated patients. Our most recent clinical trials of MyoCell include the SEISMIC Trial, a completed 40 patient Phase II clinical trial in various countries in Europe, and the MYOHEART Trial, a completed 20 patient Phase I dose escalation trial in the United States. Interim results of the SEISMIC and MYOHEART Trials were announced in January 2007 and updated interim results are disclosed in this prospectus. In addition, the lead investigator of the MYOHEART Trial presented updated interim data in October 2007. We have been cleared by the U.S. Food and Drug Administration, or the FDA, to proceed with a 330 patient, multicenter Phase II/III trial of MyoCell in North America, Europe and Israel, or the MARVEL Trial. We completed the MyoCell implantation procedure on the first patient in the MARVEL Trial on October 24, 2007 and intend to seek to have final data available for the MARVEL Trial by the third quarter of 2009. If the results of the MARVEL Trial demonstrate statistically significant evidence of the safety and efficacy of MyoCell, we anticipate having a basis to ask the FDA to consider the MARVEL Trial a pivotal trial. The SEISMIC, MYOHEART and MARVEL Trials have been designed to test the safety and efficacy of MyoCell in treating patients with severe, chronic damage to the heart. Upon regulatory approval of MyoCell, we intend to generate revenue from the sale of MyoCell cell culturing services for treatment of patients by interventional cardiologists.
      In our pipeline, we have multiple product candidates for the treatment of heart damage, including Bioheart Acute Cell Therapy, an autologous, adipose cell treatment for acute heart damage, and MyoCell II with SDF-1, a therapy utilizing autologous cells genetically modified to express additional growth factors. We hope to demonstrate that our various product candidates are safe and effective complements to existing therapies for chronic and acute heart damage.
MyoCell
      MyoCell is a clinical therapy intended to improve cardiac function and designed to be utilized months or even years after a patient has suffered severe heart damage due to a heart attack or other cause. We believe that MyoCell has the potential to become a leading treatment for severe, chronic damage to the heart due to its perceived ability to satisfy, at least in part, what we believe to be an unmet demand for more effective and/or more affordable therapies for chronic heart damage. MyoCell uses myoblasts, cells that are precursors to muscle cells, from the patient’s own body. The myoblasts are removed from a patient’s thigh muscle, isolated, grown through our proprietary cell culturing process, and injected directly in the scar tissue of a patient’s heart. An interventional cardiologist performs this minimally invasive procedure using an endoventricular catheter. We have entered into an agreement with a Johnson & Johnson company to use its NOGA® Cardiac Navigation System along with its MyoStartm injection catheter for the delivery of MyoCell in the MARVEL Trial.

      When injected into scar tissue within the heart wall, myoblasts have been shown to be capable of engrafting in the damaged tissue and differentiating into mature skeletal muscle cells. In a number of clinical and animal studies, the engrafted skeletal muscle cells have been shown to express various proteins that are important components of contractile function. By using myoblasts obtained from a patient’s own body, we believe MyoCell is able to avoid certain challenges currently faced by other types of cell-based clinical therapies including tissue rejection and instances of the cells differentiating into cells other than muscle. Although a number of therapies have proven to improve the cardiac function of a damaged heart, no currently available treatment has demonstrated an ability to generate new muscle tissue within the scarred regions of a heart.
      Our clinical trials of MyoCell to date, including the SEISMIC Trial and the MYOHEART Trial, have been primarily targeted to patients with severe, chronic damage to the heart who are in Class II or Class III heart failure according to the New York Heart Association, or NYHA, heart failure classification system. The NYHA system classifies patients in one of four categories based on how limited they are during physical activity. NYHA Class II heart failure patients have a mild limitation of activity and are generally comfortable at rest or with mild exertion while NYHA Class III heart failure patients suffer from a marked limitation of activity and are generally comfortable only at rest.
      If the final SEISMIC Trial data is available in the first quarter of 2008 and is generally consistent with the interim data, we intend to seek, in the second quarter of 2008, approval from various European regulatory bodies to market MyoCell to treat the subclass of patients who would meet the eligibility criteria for participation in the SEISMIC Trial and who are in NYHA Class III heart failure, whose condition appears to be deteriorating despite optimal medical therapy and for whom no other promising treatment alternatives have been identified (i.e., generally the sickest 30% of NYHA Class III heart failure patients), or the Class III Subgroup. Provided that we are able to secure additional capital within the next six months, we intend to seek to enroll and treat all of the clinical patients in the MARVEL Trial by the end of the fourth quarter of 2008. If we meet that enrollment timeline, we would expect final trial results in the third quarter of 2009. If the final safety and efficacy results provide what we believe is significant proof that MyoCell is safe and effective, we anticipate submitting such data to the FDA to obtain regulatory approval of MyoCell.
      In addition to studies we have sponsored, we understand that myoblast-based clinical therapies have been the subject of at least eleven clinical trials involving more than 325 enrollees, including at least 235 treated patients. Although we believe many of the trials are different from the trials sponsored by us in a number of important respects, it is our view that the trials have advanced the cell therapy industry’s understanding of the potential opportunities and limitations of myoblast-based therapies.
      We believe the market for treating patients in NYHA Class II or NYHA Class III heart failure is significant. According to the American Heart Association Heart Disease Statistics — 2007 Update, or the AHA Statistics, and the European Society of Cardiology Task Force for the treatment of chronic heart failure in the United States and Europe there are approximately 5.2 million and 9.6 million, respectively, patients with heart failure. The AHA Statistics further indicate that after heart failure is diagnosed, the one-year mortality rate is high, with one in five dying and that 80% of men and 70% of women under age 65 who have heart failure will die within eight years. We believe that approximately 60% of heart failure patients are in either NYHA Class II or NYHA Class III heart failure based upon a 1999 study entitled “Congestive Heart Failure Due to Diastolic or Systolic Dysfunction — Frequency and Patient Characteristics in an Ambulatory Setting” by Diller, PM, et. al.
      Our operations are still in the development stage and we have yet to successfully develop and obtain regulatory approval of any drug, device or therapy. Our net loss for 2006 and the nine months ended September 30, 2007 was approximately $13.2 million and $9.2 million, respectively. As of September 30, 2007, we have accumulated a deficit during our development stage of approximately $73.7 million.

Our Business Strategy
      Our principal objective is to become a leading company that discovers, develops and commercializes novel, autologous cell therapies and related devices, for the treatment of chronic and acute heart damage. To achieve this objective, we plan to pursue the following key strategies:

•	seek to successfully commercialize our lead product candidate, MyoCell;

•	develop our sales and marketing capabilities in advance of regulatory approval, if any;

•	continue to develop and seek to successfully commercialize our pipeline of cell-based therapy and related device candidates;

•	continue to refine our MyoCell cell culturing processes to further reduce our costs and processing times;

•	expand and enhance our intellectual property rights; and

•	license, acquire and/or develop complementary products and technologies.
Risk Factors
      We face numerous risks that could materially affect our business, results of operations or financial condition and your investment in the common stock. These risks, include, without limitation:

•	the timely success and completion of our clinical trials;

•	the occurrence of any unacceptable side effects during or after preclinical and clinical testing of our product candidates, including patient deaths in addition to the six that have previously occurred during our clinical trials of MyoCell;

•	regulatory approval of our product candidates;

•	our ability to secure additional financing to meet future capital requirements;

•	our dependence on the success of our lead product candidate;

•	our inability to predict the extent of our future losses or if or when we will become profitable;

•	our ability to protect our intellectual property rights;

•	our ability to meet our obligations on our outstanding indebtedness to BlueCrest Capital Finance, L.P., which indebtedness imposes certain restrictions on how we conduct our business and is secured by all of our assets except our intellectual property; and

•	intense competition.
      These risks and others are discussed more fully in “Risk Factors” beginning on page 8.
Pipeline
      In addition to MyoCell, we have multiple cell therapies and related devices for the treatment of chronic and acute heart damage in various stages of development. We have also acquired the rights to use certain devices for the treatment of heart damage. We intend to allocate our capital, material and personnel resources among MyoCell and the product candidates described below, a number of which may have complementary therapeutic applications. For each product candidate, we have developed or are in the process of developing a regulatory approval plan. Assuming such proposed plans are able to be followed, we do not anticipate that the regulatory approval of MyoCell will be necessary for further development of our other product candidates.

•	Bioheart Acute Cell Therapy (commenced animal studies in first quarter of 2007 and anticipate filing Investigational New Drug, or IND, application in first quarter of 2008) — Autologous cell therapy for the treatment of acute myocardial infarction, or MI, using cells processed by the TGI 1200.

•	TGI 1200 Adipose Tissue Processing System (upon approval of IND application for Bioheart Acute Cell Therapy, anticipate seeking cost reimbursement for use in connection with clinical trials of Bioheart Acute Cell Therapy) — Fully automated device for the rapid processing of patient derived fat tissue. We have licensed the rights to use for the treatment of acute MI and heart failure.

•	MyoCell II with SDF-1 (IND application filed in May 2007) — Cell therapy treatment for chronic heart damage; autologous myoblasts are modified to express SDF-1 protein in an effort to stimulate angiogenesis and/or recruitment of stem cells.

•	MyoCath (Phase II clinical trials) — Disposable endoventricular catheter used for the delivery of biologic solutions to the myocardium.

•	MyoCath II (commenced animal studies in the third quarter of 2007) — Second generation disposable endoventricular catheter modified to provide multidirectional cell injection and used for the delivery of biologic solutions to the myocardium.

•	BioPace (preclinical) — Cell-therapy treatment for chronic abnormal heart rhythm due to electrical disturbances in the upper chambers of the heart.

•	Allocell (preclinical) — Cell-therapy treatment for chronic heart damage using myoblasts obtained from third person donors, or allogenic myoblasts.
Our Corporate Information
      We were incorporated in the state of Florida in August 1999. Our principal executive offices are located at 13794 NW 4th Street, Suite 212, Sunrise, Florida 33325 and our telephone number is (954) 835-1500. Information about our company is available on our corporate web site at www.bioheartinc.com. Information contained on our web site does not constitute part of, and is not incorporated by reference in, this prospectus.
      Unless otherwise indicated, all share numbers and per share prices in this prospectus give effect to a reverse stock split that became effective on September 27, 2007. Upon the effectiveness of the reverse stock split, every 1.6187 shares of our common stock was combined into 1 share of our common stock.
      MyoCell®, MyoCath®, MyoCell II with SDF-1tm, MyoCath IItm, BioPacetm and Allocelltm are trademarks of Bioheart, Inc. TGI 100tm and TGI 1200tm are trademarks of Tissue Genesis, Inc. MyoStartm and NOGA® are trademarks of Cordis Corporation, a Johnson & Johnson company. This prospectus also includes trademarks, trade names and service marks of other companies. Use or display by us of other parties’ trademarks, trade names or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, these other parties.
      This prospectus contains market data and industry forecasts that were obtained from industry publications, third-party market research and publicly available information. These publications generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. While we believe the information from these publications is reliable, we have not independently verified, and make no representation as to the accuracy of, such information.

THE OFFERING

Issuer	Bioheart, Inc.

Common stock offered by us	1,000,000 shares

Common stock to be outstanding after this offering	14,347,138 shares

Over-allotment option	150,000 shares

Use of proceeds	We expect to use the net proceeds from this offering:

• to commence full scale enrollment in MARVEL Trial;

• for projected payments pursuant to our license agreements;

• to repay a portion of principal and accrued interest on certain debt obligations; and

• for other general corporate purposes.

See “Use of Proceeds.”

Dividend policy	We have not declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. See “Dividend Policy” and “Description of Capital Stock.”

NASDAQ Global Market symbol	BHRT

Risk factors	You should carefully read and consider the information set forth under “Risk Factors” and all other information set forth in this prospectus before investing in our common stock.
      Except as otherwise noted, the number of shares of our common stock to be outstanding after this offering excludes 895,532 shares reserved for future issuance under our Officers and Employees Stock Option Plan and our Directors and Consultants Stock Option Plan.
      Unless otherwise indicated, all information contained in this prospectus assumes that the underwriters do not exercise their option to purchase up to 150,000 additional shares of our common stock to cover over-allotments, if any.

SUMMARY CONSOLIDATED FINANCIAL DATA
      The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes that are included elsewhere in this prospectus. We derived the summary consolidated statement of operations data for the years ended December 31, 2004, 2005 and 2006 from our audited financial statements and notes thereto that are included elsewhere in this prospectus. We derived the summary consolidated statement of operations data for the years ended December 31, 2002 and 2003 from our audited financial statements that do not appear in this prospectus. We derived the consolidated statement of operations data for the nine months ended September 30, 2006 and 2007 and the consolidated balance sheet data as of September 30, 2007 from our unaudited financial statements that are included elsewhere in this prospectus. The unaudited interim financial statements have been prepared on the same basis as our audited annual financial statements and, in our opinion, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the results of operations for the periods ended September 30, 2006 and 2007 and our financial condition as of September 30, 2007. The historical results are not necessarily indicative of the results to be expected for any future periods and the results for the nine months ended September 30, 2007 should not be considered indicative of results expected for the full fiscal year.

						Nine Months Ended
	Year Ended December 31,					September 30,

	2002	2003	2004	2005	2006	2006	2007

						(Unaudited)
	(In thousands, except per share data)
Statement of Operations Data:
Revenues	$2	$46	$86	$135	$106	$106	$276
Cost of sales	—	30	46	87	73	63	52

Gross profit	2	16	40	48	33	43	224
Expenses:
Research and development	7,361	3,502	3,787	4,534	6,878	5,339	5,255
Marketing, general and administrative	1,946	2,523	1,731	2,831	6,372	5,680	2,522
Depreciation and amortization	—	31	34	46	91	46	139

Total expenses	9,307	6,056	5,552	7,411	13,341	11,065	7,916

Loss from operations	(9,305)	(6,040)	(5,512)	(7,363)	(13,308)	(11,022)	(7,692)
Net interest income (expense)	47	2	(7)	36	127	78	(1,513)

Loss before income taxes	(9,258)	(6,038)	(5,519)	(7,327)	(13,181)	(10,944)	(9,205)
Income taxes	—	—	—	—	—	—	—

Net loss	$(9,258)	$(6,038)	$(5,519)	$(7,327)	$(13,181)	$(10,944)	$(9,205)

Basic and diluted net loss per share	$(1.54)	$(0.75)	$(0.60)	$(0.69)	$(1.10)	$(0.93)	$(0.70)

Weighted average shares outstanding — basic and diluted	6,007	8,022	9,189	10,653	12,015	11,773	13,165

      The following table presents a summary of our consolidated balance sheet as of September 30, 2007:

•	on an actual basis; and

•	on a pro forma basis to give effect to the sale by us of shares of our common stock at an assumed initial public offering price of $7.00 per share, the mid-point of the range set forth on the cover page of this prospectus, and the receipt of net proceeds of this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $7.00 per share would increase (decrease) each of cash and cash equivalents, working capital, total assets and total shareholders’ equity by approximately $0.9 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of September 30, 2007

	Actual	Pro Forma

	(Unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$9,466	$14,231
Working capital	225	5,868
Total assets	15,904	17,685
Notes payable — current	6,619	6,619
Note payable — long term	3,381	3,381
Deficit accumulated during the development stage	(73,718)	(73,718)
Total shareholders’ equity	2,379	5,039

RISK FACTORS
      Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information included in this prospectus, including the financial statements and related notes appearing at the end of this prospectus before deciding to invest in our common stock. If any of the following risks actually occur they would harm our business, prospects, financial condition and results of operations, possibly materially. In this event, the market price of our common stock could decline and you could lose part or all of your investment. Please read “Special Note Regarding Forward-Looking Statements.”
Risks Related to Our Financial Position and Potential Need for Additional Financing
We are a development stage life sciences company with a limited operating history and a history of net losses and negative cash flows from operations. We may never be profitable, and if we incur operating losses and generate negative cash flows from operations for longer than expected, we may be unable to continue operations.
      We are a development stage life sciences company and have a limited operating history, limited capital, limited sources of revenue and have incurred losses since inception. Our operations to date have been limited to organizing our company, developing and engaging in clinical trials of our lead product candidate, MyoCell, expanding our pipeline of complementary product candidates through internal development and third party licenses, expanding and strengthening our intellectual property position through internal programs and third party licenses and recruiting management, research and clinical personnel. Consequently, you may have difficulty in predicting our future success or viability due to our lack of operating history. As of September 30, 2007, we have accumulated a deficit during our development stage of approximately $73.7 million. Our lead product candidate has not received regulatory approval or generated any material revenues and is not expected to generate any material revenues until early 2009, if ever. Since inception, we have generated substantial net losses, including net losses of approximately $13.2 million, $7.3 million and $5.5 million in 2006, 2005 and 2004, respectively and substantial negative cash flows from operations. We anticipate that we will continue to incur significant and increasing net losses and negative cash flows from operations for the foreseeable future as we:

•	continue the SEISMIC Trial and the MYOHEART Trial and commence the MARVEL Trial;

•	continue research and development and undertake new clinical trials with respect to our pipeline product candidates, including clinical trials related to MyoCell II with SDF-1;

•	seek to raise additional capital;

•	apply for regulatory approvals;

•	make capital expenditures to increase our research and development and cell culturing capabilities;

•	add operational, financial and management information systems and personnel and develop and protect our intellectual property;

•	make payments pursuant to license agreements upon achievement of certain milestones; and

•	establish sales and marketing capabilities to commercialize products for which we obtain regulatory approval, if any.
      Our limited experience in conducting and managing preclinical development activities, clinical trials and the application process necessary to obtain regulatory approvals might prevent us from successfully designing or implementing a preclinical study or clinical trial. If we do not succeed in conducting and managing our preclinical development activities or clinical trials, or in obtaining regulatory approvals, we might not be able to commercialize our product candidates, or might be significantly delayed in doing so, which will materially harm our business.

      None of the products that we are currently developing has been approved by the FDA or any similar regulatory authority in any foreign country. Our ability to generate revenues from any of our product candidates will depend on a number of factors, including our ability to successfully complete clinical trials, obtain necessary regulatory approvals and implement our commercialization strategy. In addition, even if we are successful in obtaining necessary regulatory approvals and bringing one or more product candidates to market, we will be subject to the risk that the marketplace will not accept those products. We may, and anticipate that we will need to, transition from a company with a research and development focus to a company capable of supporting commercial activities and we may not succeed in such a transition.
      Because of the numerous risks and uncertainties associated with our product development and commercialization efforts, we are unable to predict the extent of our future losses or when or if we will become profitable. Our failure to successfully commercialize our product candidates or to become and remain profitable could depress the market price of our common stock and impair our ability to raise capital, expand our business, diversify our product offerings and continue our operations.
Our outstanding indebtedness to BlueCrest Capital Finance, L.P. imposes certain restrictions on how we conduct our business. In addition, all of our assets, except our intellectual property, are pledged to secure this indebtedness. If we fail to meet our obligations to BlueCrest Capital, our payment obligations may be accelerated and the collateral securing the debt may be sold to satisfy these obligations.
      Pursuant to a Loan and Security Agreement, dated May 31, 2007, BlueCrest Capital Finance, L.P., or BlueCrest Capital, agreed to provide us a three-year, $5.0 million term loan, or the BlueCrest Loan. For the first three months of the BlueCrest Loan, we were only required to make payments of interest. Commencing in October 2007, we are required to make 33 equal monthly payments of principal and interest. Interest accrues at an annual rate of 12.85%. In the event we seek to repay the BlueCrest Loan prior to maturity, we are subject to a prepayment penalty equal to 3% of the outstanding principal if paid during the first year of the BlueCrest Loan, 2% of the outstanding principal if paid during the second year of the BlueCrest Loan and 1% of the outstanding principal if paid during the third year of the BlueCrest Loan. As collateral to secure our repayment obligations to BlueCrest Capital, we have granted it a first priority security interest in all of our assets, excluding our intellectual property but including the proceeds from any sale of any of our intellectual property.
      The Loan and Security Agreement contains various provisions that restrict our operating flexibility. Pursuant to the agreement, we may not, among other things:

•	incur additional indebtedness, except for certain permitted indebtedness. Permitted indebtedness is defined to include accounts payable incurred in the ordinary course of business, leases of equipment or property incurred in the ordinary course of business not to exceed, in the aggregate, $250,000, any unsecured debt less than $20,000 or any debt not secured by the collateral pledged to BlueCrest Capital that is subordinated to the rights of BlueCrest Capital pursuant to a subordination agreement satisfactory to BlueCrest Capital in its sole discretion;

•	make any principal, interest or other payments arising under or in connection with our loan from Bank of America or any other debt subordinate to the BlueCrest Loan;

•	incur additional liens on any of our assets, including any liens on our intellectual property, except for certain permitted liens including but not limited to non-exclusive licenses or sub-licenses of our intellectual property in the ordinary course of business and licenses or sub-licenses of intellectual property in connection with joint ventures and corporate collaborations (provided that any proceeds from such licenses be used to pay down the BlueCrest Loan);

•	voluntarily prepay any debt prior to maturity, except for accounts payable incurred in the ordinary course of business, leases of equipment or property incurred in the ordinary course of business not to exceed, in the aggregate, $250,000 and any unsecured debt less than $20,000;

•	convey, sell, transfer or otherwise dispose of property, except for sales of inventory in the ordinary course of business, sales of obsolete or unneeded equipment and transfers or our intellectual property related to product candidates other than MyoCell or MyoCell II with SDF-1 to a currently operating or newly formed wholly owned subsidiary;

•	merge with or acquire any other entity if we would not be the surviving person following such transaction;

•	pay dividends (other than stock dividends) to our shareholders;

•	redeem any outstanding shares of our common stock or any outstanding options or warrants to purchase shares of our common stock except in connection with a share repurchase pursuant to which we offer to pay our then existing shareholders not more than $250,000;

•	enter into transactions with affiliates other than on arms-length terms; and

•	make any change in any of our business objectives, purposes and operations which has or could be reasonably expected to have a material adverse effect on our business.

      These provisions could have important consequences for us, including (i) making it more difficult for us to obtain additional debt financing from another lender, or obtain new debt financing on terms favorable to us, because such new lender will have to be willing to be subordinate to BlueCrest Capital, (ii) causing us to use a portion of our available cash for debt repayment and service rather than other perceived needs and/or (iii) impacting our ability to take advantage of significant, perceived business opportunities. Our failure to timely repay our obligations under the BlueCrest Loan or meet the covenants set forth in the Loan and Security Agreement could give rise to a default under the agreement. In the event of an uncured default, the agreement provides that all amounts owed to BlueCrest Capital are immediately due and payable and that BlueCrest Capital has the right to enforce its security interest in the assets securing the BlueCrest Loan. In such event, BlueCrest Capital could take possession of any or all of our assets in which they hold a security interest, and dispose of those assets to the extent necessary to pay off our debts, which would materially harm our business.
We have a substantial amount of debt and may incur substantial additional debt, which could adversely affect our ability to pursue certain business objectives, obtain financing in the future and/or react to changes in our business.
      In addition to the BlueCrest Loan, on June 1, 2007, we borrowed $5.0 million from Bank of America, N.A., or the Bank of America Loan. Accordingly, as of the date of this prospectus, we have an aggregate of $10.0 million in principal amount of outstanding indebtedness. We and Bank of America have agreed with BlueCrest Capital that we will not individually make any payments due under the Bank of America Loan while the BlueCrest Loan is outstanding. Certain persons, including our Executive Chairman and two of our other directors, have agreed to provide Bank of America in the aggregate up to $5.5 million of funds and/or securities to make these payments. We are required to reimburse these persons with interest at an annual rate of the prime rate plus 5.0% for any and all payments made by them under the Bank of America Loan upon our repayment in full of the BlueCrest Loan. We anticipate that the BlueCrest Loan will need to be serviced and both the BlueCrest Loan and any amounts advanced by the guarantors will need to be repaid with existing cash, cash generated by this offering or cash generated from other security or loan placements, if any. If we are unable to generate cash through additional financings, we may have to delay or curtail research, development and commercialization programs.
      In addition to the limitations imposed on our operational flexibility by the BlueCrest Loan as described above, the BlueCrest Loan, our obligations to the guarantors, and any other indebtedness incurred by us could have significant additional negative consequences, including, without limitation:

•	requiring the dedication of a portion of our available cash to service our indebtedness, thereby reducing the amount of our cash available for other purposes, including funding our research and development programs and other capital expenditures;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing;

•	limiting our ability to react to changes in technology or our business; and

•	placing us at a possible competitive disadvantage to less leveraged competitors.
We will need substantial additional funding and may be unable to raise capital when needed. An inability to obtain additional financing on acceptable terms could adversely affect our business, financial condition, results of operations, and could even prevent us from continuing our business.
      Based upon an assumed initial public offering price of $7.00 per share (the mid-point of the range set forth on the cover page of this prospectus), we expect to generate approximately $5.5 million of additional cash from this offering, which is $2.8 million greater than the estimated net proceeds of the offering due to our prior payment of various offering expenses. Even if we secure approximately $5.5 million of cash proceeds in connection with this offering, we believe, that after six months, we will require substantial future capital in order to continue the research and development, preclinical and clinical programs, and regulatory activities necessary to obtain regulatory approval of our product candidates. For instance, we anticipate that we will need to raise or generate an additional $9.7 million of funds to finance the completion of the MARVEL Trial. In addition, subject to obtaining regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses for product sales and marketing, manufacturing the product and/or securing commercial quantities of product from manufacturers and product distribution. We also anticipate that we will need to raise additional funds to satisfy our outstanding debt obligations and make projected payments under our license agreements.
      The extent of our need for additional capital will depend on numerous factors, including, but not limited to:

•	the scope, rate of scientific progress, results and cost of our clinical trials and other research and development activities;

•	the costs and timing of seeking FDA and other regulatory approvals;

•	our ability to obtain sufficient third-party insurance coverage or reimbursement for our product candidates;

•	the effectiveness of commercialization activities (including the volume and profitability of any sales achieved);

•	our ability to establish additional strategic, collaborative and licensing relationships with third parties with respect to the sales, marketing and distribution of our products, research and development and other matters and the economic and other terms and timing of any such relationships;

•	the ongoing availability of funds from foreign governments to build new manufacturing facilities;

•	the costs involved in any potential litigation that may occur;

•	decisions by us to pursue the development of new product candidates or technologies or to make acquisitions or investments; and

•	the effect of competing products, technologies and market developments.
      We have no commitments or arrangements from third parties for any additional financing to fund the research and development and commercialization of any of our product candidates. We may need to seek substantial additional financing through public and/or private financing, which may include equity and/or debt financings, and through other arrangements, including collaborative arrangements. However, financing may not be available when we need it, or may not be available on acceptable terms. Our ability to obtain additional debt financing may be limited by the amount of, terms and restrictions of our then current debt. For instance, we do not anticipate repaying the BlueCrest Loan until its scheduled maturity in May 2010. Accordingly, until such time, we will generally be restricted from, among other things, incurring additional indebtedness or liens, with limited exceptions. See “— We have a substantial amount of debt...” and “— Our outstanding indebtedness to BlueCrest Capital Finance, L.P. imposes certain restrictions...” Additional debt financing, if available, may involve restrictive covenants that limit or further limit our operating and financial flexibility and prohibit us from making distributions to shareholders. If we raise additional funds by issuing equity, equity-related or convertible securities, the economic, voting and other rights of our existing shareholders, including investors who purchase shares in this offering, may be diluted, and those securities may have rights superior to those of our common stock. If we obtain additional capital through collaborative arrangements, we may be required to relinquish greater rights to our technologies or product candidates than we might otherwise have or become subject to restrictive covenants that may affect our business. If we are unable to raise additional funds when we need them, we may be required to delay, scale back or eliminate expenditures for our development programs, curtail efforts to commercialize our product candidates or reduce the scale of our operations, any of which could adversely affect our business, financial condition, results of operations, and could even prevent us from continuing our business at all.
Risks Related to Product Development
All of our product candidates are in an early stage of development and we may never succeed in developing and/or commercializing them. We depend heavily on the success of our lead product candidate, MyoCell. If we are unable to commercialize MyoCell or any of our other product candidates or experience significant delays in doing so, our business may fail.
      We have invested a significant portion of our efforts and financial resources in our lead product candidate, MyoCell, and depend heavily on its success. MyoCell is currently being tested in clinical trials. Even if MyoCell progresses through clinical trials as we anticipate, we do not expect MyoCell to be commercially available until, at the soonest, the second quarter of 2008. We need to devote significant additional research and development, financial resources and personnel to develop commercially viable products, obtain regulatory approvals and establish a sales and marketing infrastructure.
      We are likely to encounter hurdles and unexpected issues as we proceed in the development of MyoCell and our other product candidates. There are many reasons that we may not succeed in our efforts to develop our product candidates, including the possibility that:

•	our product candidates will be deemed ineffective, unsafe or will not receive regulatory approvals;

•	our product candidates will be too expensive to manufacture or market or will not achieve broad market acceptance;

•	others will hold proprietary rights that will prevent us from marketing our product candidates; or

•	our competitors will market products that are perceived as equivalent or superior.
Our approach of using cell-based therapy for the treatment of heart damage is risky and unproven and no products using this approach have received regulatory approval in the United States or Europe.
      No company has yet been successful in its efforts to obtain regulatory approval in the United States or Europe of a cell-based therapy product for the treatment of heart damage. Cell-based therapy products, in general, may be susceptible to various risks, including undesirable and unintended side effects, unintended immune system responses, inadequate therapeutic efficacy or other characteristics that may prevent or limit their approval by regulators or commercial use. Many companies in the industry have suffered significant setbacks in advanced clinical trials, despite promising results in earlier trials. One of our competitors exploring the use of skeletal myoblasts has announced its intent to cease to enroll new patients in its European Phase II clinical trial based on the determination of its monitoring committee that there was a low likelihood that the trial would result in the hypothesized improvement in heart function. Although our clinical research to date suggests that MyoCell may improve the contractile function of the heart, we have not yet been able to demonstrate a mechanism of action and additional research is needed to precisely identify such mechanism.

If our clinical trials are unsuccessful or significantly delayed, or if we do not complete our clinical trials, we will not receive regulatory approval for or be able to commercialize our product candidates.
      Our lead product candidate, MyoCell, is still in clinical testing and has not yet received approval from the FDA or any similar foreign regulatory authority for any indication. MyoCell may never receive regulatory approval or be commercialized in the United States or other countries. Although we intend to seek regulatory approval of MyoCell in the United States based upon the results of the Phase II/III MARVEL Trial, there can be no assurances that the FDA will consider the MARVEL Trial pivotal. Accordingly, we may be required to conduct additional trials prior to obtaining commercial approval, if ever, in the United States.
      We cannot market any product candidate until regulatory agencies grant approval or licensure. In order to obtain regulatory approval for the sale of any product candidate, we must, among other requirements, provide the FDA and similar foreign regulatory authorities with preclinical and clinical data that demonstrate to the satisfaction of regulatory authorities that our product candidates are safe and effective for each indication under the applicable standards relating to such product candidate. The preclinical studies and clinical trials of any product candidates must comply with the regulations of the FDA and other governmental authorities in the United States and similar agencies in other countries.
      Even if we achieve positive interim results in clinical trials, these results do not necessarily predict final results, and positive results in early trials may not be indicative of success in later trials. For example, MyoCell has been studied in a limited number of patients to date. Even though our early data has been promising, we have not yet completed any large-scale pivotal trials to establish the safety and efficacy of MyoCell. A number of participants in our clinical trials have experienced serious adverse events adjudicated or determined by trial investigators to be potentially attributable to MyoCell. See “Risk Factors — Our product candidates may never be commercialized due to unacceptable side effects and increased mortality that may be associated with such product candidates.” There is a risk that safety concerns relating to our product candidates or cell-based therapies in general will result in the suspension or termination of our clinical trials.
      We may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent regulatory approval and/or commercialization of our product candidates, including the following:

•	the FDA or similar foreign regulatory authorities may find that our product candidates are not sufficiently safe or effective or may find our cell culturing processes or facilities unsatisfactory;

•	officials at the FDA or similar foreign regulatory authorities may interpret data from preclinical studies and clinical trials differently than we do;

•	our clinical trials may produce negative or inconclusive results or may not meet the level of statistical significance required by the FDA or other regulatory authorities, and we may decide, or regulators may require us, to conduct additional preclinical studies and/or clinical trials or to abandon one or more of our development programs;

•	the FDA or similar foreign regulatory authorities may change their approval policies or adopt new regulations;

•	there may be delays or failure in obtaining approval of our clinical trial protocols from the FDA or other regulatory authorities or obtaining institutional review board approvals or government approvals to conduct clinical trials at prospective sites;

•	we, or regulators, may suspend or terminate our clinical trials because the participating patients are being exposed to unacceptable health risks or undesirable side effects;

•	we may experience difficulties in managing multiple clinical sites;

•	enrollment in our clinical trials for our product candidates may occur more slowly than we anticipate, or we may experience high drop-out rates of subjects in our clinical trials, resulting in significant delays;

•	we may be unable to manufacture or obtain from third party manufacturers sufficient quantities of our product candidates for use in clinical trials; and

•	our product candidates may be deemed unsafe or ineffective, or may be perceived as being unsafe or ineffective, by healthcare providers for a particular indication.
      In the SEISMIC Trial, we have continued to experience delays attributable to slower than anticipated enrollment of patients. We may continue to experience difficulties in enrolling patients in our clinical trials, which could increase the costs or affect the timing or outcome of these trials and could prevent us from completing these trials.
      Failures or perceived failures in our clinical trials would delay and may prevent our product development and regulatory approval process, make it difficult for us to establish collaborations, negatively affect our reputation and competitive position and otherwise have a material adverse effect on our business.
Our product candidates may never be commercialized due to unacceptable side effects and increased mortality that may be associated with such product candidates.
      Possible side effects of our product candidates may be serious and life-threatening. A number of participants in our clinical trials of MyoCell have experienced serious adverse events potentially attributable to MyoCell, including six patient deaths and 18 patients experiencing irregular heartbeats. A serious adverse event is generally an event that results in significant medical consequences, such as hospitalization, disability or death, and must be reported to the FDA. The occurrence of any unacceptable serious adverse events during or after preclinical and clinical testing of our product candidates could temporarily delay or negate the possibility of regulatory approval of our product candidates and adversely affect our business. Both our trials and independent trials have reported the occurrence of irregular heartbeats in treated patients, a significant risk to patient safety. We and our competitors have also, at times, suspended trials studying the effects of myoblasts, at least temporarily, to assess the risk of irregular heartbeats and it has been reported that one of our competitors studying the effect of myoblast implantation prematurely discontinued a study because of the high incidence of irregular heartbeats. While we believe irregular heartbeats may be manageable with the use of certain prophylactic measures including an implantable cardioverter defibrillator, or ICD, and anti-arrhythmic drug therapy, these risk management techniques may not prove to sufficiently reduce the risk of unacceptable side effects. Although our early results suggest that patients treated with MyoCell do not face materially different health risks than heart failure patients with similar levels of damage to the heart who have not been treated with MyoCell, we are still in the process of seeking to demonstrate that our product candidates do not pose unacceptable health risks. We have not yet treated a sufficient number of patients to allow us to make a determination that serious unintended consequences will not occur.
We depend on third parties to assist us in the conduct of our preclinical studies and clinical trials, and any failure of those parties to fulfill their obligations could result in costs and delays and prevent us from obtaining regulatory approval or successfully commercializing our product candidates on a timely basis, if at all.
      We engage consultants and contract research organizations to help design, and to assist us in conducting, our preclinical studies and clinical trials and to collect and analyze data from those studies and trials. The consultants and contract research organizations we engage interact with clinical investigators to enroll patients in our clinical trials. As a result, we depend on these consultants and contract research organizations to perform the studies and trials in accordance with the investigational plan and protocol for each product candidate and in compliance with regulations and standards, commonly referred to as “good clinical practice”, for conducting, recording and reporting results of clinical trials to assure that the data and results are credible and accurate and the trial participants are adequately protected, as required by the FDA and foreign regulatory agencies. We may face delays in our regulatory approval process if these parties do not perform their obligations in a timely or competent fashion or if we are forced to change service providers. The risk of delays is heightened for our clinical trials conducted outside of the United States, where it may be more difficult for us to ensure that studies are conducted in compliance with foreign regulatory requirements. Any third parties that we hire to conduct clinical trials may also provide services to our competitors, which could compromise the performance of their obligations to us. If these third parties do not successfully carry out their duties or meet expected deadlines, or if the quality, completeness or accuracy of the data they obtain is compromised due to their failure to adhere to our clinical trial protocols or for other reasons, our clinical trials may be extended, delayed or terminated or may otherwise prove to be unsuccessful. If there are delays or failures in clinical trials or regulatory approvals as a result of the failure to perform by third parties, our development costs will increase, and we may not be able to obtain regulatory approval for our product candidates. In addition, we may not be able to establish or maintain relationships with these third parties on favorable terms, if at all. If we need to enter into replacement arrangements because a third party is not performing in accordance with our expectations, we may not be able to do so without undue delays or considerable expenditures or at all.
Risks Related to Government Regulation and Regulatory Approvals
Our cell-based product candidates are based on novel technologies and the FDA and regulatory agencies in other countries have limited experience reviewing product candidates using these technologies.
      We are subject to the risks of failure inherent in the development of product candidates based on new technologies. The novel nature of our product candidates creates significant challenges in regards to product development and optimization, government regulation, third party reimbursement and market acceptance. These include:

•	the scientific basis of our technology could be determined to be less sound than we believe;

•	the time and effort required to solve novel technical problems could delay the development of our product candidates;

•	the FDA and regulatory agencies in other countries have relatively limited experience with therapies based upon cellular medicine generally and, as a result, the pathway to regulatory approval for our cell-based product candidates may be more complex and lengthy; and

•	the healthcare community has relatively little experience with therapies based upon cellular medicine and, accordingly, following regulatory approval, if any, our product candidates may not become widely accepted by physicians, patients, third party payors or the healthcare community.
      As a result, the development and commercialization pathway for our cell-based therapies may be subject to increased uncertainty, as compared to the pathway for new conventional drugs.
We are subject to numerous risks associated with seeking regulatory approval of MyoCell pursuant to a protocol that requires the use of a catheter system which is still subject to FDA approval. The catheter system we are using in connection with our MARVEL Trial is owned by an unaffiliated third party. Although we have entered into a two-year supply agreement for delivery of the catheter system for use in the MARVEL Trial, we are subject to a number of risks not addressed by the parties in the supply agreement.
      We have been cleared by the FDA to proceed under the protocol for our MARVEL Trial, which protocol requires participating trial investigators to use Biosense Webster’s, a Johnson & Johnson company, NOGA® Cardiac Navigation System along with the MyoStartm injection catheter, or MyoStar, or collectively with the NOGA® Cardiac Navigation System, the MyoStar System, for the delivery of MyoCell to patients enrolled in the trial. We further anticipate that if MyoCell receives regulatory approval, such approval will require MyoCell to be injected with a catheter system that has also secured regulatory approval. Accordingly, the commercial deployment of MyoCell is dependent upon MyoStar, MyoCath or some other catheter system securing regulatory approval for use with MyoCell. Although MyoStar has received CE mark approval in Europe, neither MyoStar, MyoCath nor any other catheter system is commercially available in the United States and they may only be used pursuant to FDA approved investigational protocols. Notwithstanding the devotion of considerable resources to the development and testing of MyoStar and MyoCath, they may never receive additional or any, respectively, regulatory approval that will allow for their commercial use with MyoCell.
      We are not affiliated with Biosense Webster, the Cordis Corporation or any other Johnson & Johnson company. Although we entered into a supply agreement with Biosense Webster on May 10, 2007 pursuant to which it has agreed to deliver MyoStar to us for a two year period at an agreed upon price as and when required by the MARVEL Trial, we currently have no right to control the further development, clinical testing and/or refinement of MyoStar. Biosense Webster currently has the right to make the following types of decisions without consulting with or even considering our views, which decisions could directly or indirectly negatively impact our efforts and/or ability to secure regulatory approval of MyoCell:

•	the terms and conditions under which MyoStar will be made available for use to trial investigators, if at all, after the term of the supply agreement;

•	the terms and conditions under which the diagnostic consoles that are part of the NOGA® Cardiac Navigation System will be made available for use to trial investigators, if at all;

•	the modification or not of the MyoStar System or any of its components and its protocol for use as a result of information obtained during trials;

•	the license or sale of the MyoStar System related intellectual property to a third party, potentially including our competitors;

•	the use of the MyoStar System or any of its components in myoblast-based clinical therapies other than ours; and

•	the suspension or abandonment of other clinical trials involving MyoStar.
The unavailability of the MyoStar System, for any reason, would have a material adverse effect on our product development and commercialization efforts as we will be unable to recover the time and money expended on the MARVEL Trial prior to such determination of unavailability.
We must comply with extensive government regulations in order to obtain and maintain marketing approval for our products in the United States and abroad. If we do not obtain regulatory approval for our product candidates, we may be forced to cease our operations.
      Our product candidates are subject to extensive regulation in the United States and in every other country where they will be tested or used. These regulations are wide-ranging and govern, among other things:

•	product design, development, manufacture and testing;

•	product safety and efficacy;

•	product labeling;

•	product storage and shipping;

•	record keeping;

•	pre-market clearance or approval;

•	advertising and promotion; and

•	product sales and distribution.
      We cannot market our product candidates until we receive regulatory approval. The process of obtaining regulatory approval is lengthy, expensive and uncertain. Any difficulties that we encounter in obtaining regulatory approval may have a substantial adverse impact on our business and cause our stock price to decline significantly.
      In the United States, the FDA imposes substantial requirements on the introduction of biological products and many medical devices through lengthy and detailed laboratory and clinical testing procedures, sampling activities and other costly and time-consuming procedures. Satisfaction of these requirements typically takes several years and the time required to do so may vary substantially based upon the type and complexity of the biological product or medical device.
      In addition, product candidates that we believe should be classified as medical devices for purposes of the FDA regulatory pathway may be determined by the FDA to be biologic products subject to the satisfaction of significantly more stringent requirements for FDA approval.
      The requirements governing the conduct of clinical trials and cell culturing and marketing of our product candidates outside the United States vary widely from country to country. Foreign approvals may take longer to obtain than FDA approvals and can require, among other things, additional testing and different clinical trial designs. Foreign regulatory approval processes generally include all of the risks associated with the FDA approval processes. Some foreign regulatory agencies also must approve prices of the products. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. We may not be able to file for regulatory approvals and may not receive necessary approvals to market our product candidates in any foreign country. If we fail to comply with these regulatory requirements or fail to obtain and maintain required approvals in any foreign country, we will not be able to sell our product candidates in that country and our ability to generate revenue will be adversely affected.
      We cannot assure you that we will obtain FDA or foreign regulatory approval to market any of our product candidates for any indication in a timely manner or at all. If we fail to obtain regulatory approval of any of our product candidates for at least one indication, we will not be permitted to market our product candidates and may be forced to cease our operations.
Even if some of our product candidates receive regulatory approval, these approvals may be subject to conditions, and we and our third party manufacturers will in any event be subject to significant ongoing regulatory obligations and oversight.
      Even if any of our product candidates receives regulatory approval, the manufacturing, marketing and sale of our product candidates will be subject to stringent and ongoing government regulation. Conditions of approval, such as limiting the category of patients who can use the product, may significantly impact our ability to commercialize the product and may make it difficult or impossible for us to market a product profitably. Changes we may desire to make to an approved product, such as cell culturing changes or revised labeling, may require further regulatory review and approval, which could prevent us from updating or otherwise changing an approved product. If our product candidates are approved by the FDA or other regulatory authorities for the treatment of any indications, regulatory labeling may specify that our product candidates be used in conjunction with other therapies. For instance, we currently anticipate that prior implantation of an ICD and treatment with optimal drug therapy will be required at least initially as a condition to treatment with MyoCell.
      Once obtained, regulatory approvals may be withdrawn for a number of reasons, including the later discovery of previously unknown problems with the product. Regulatory approval may also require costly post-marketing follow-up studies, and failure of our product candidates to demonstrate sufficient efficacy and safety in these studies may result in either withdrawal of marketing approval or severe limitations on permitted product usage. In addition, numerous additional regulatory requirements relating to, among other processes, the labeling, packaging, adverse event reporting, storage, advertising, promotion and record-keeping will also apply. Furthermore, regulatory agencies subject a marketed product, its manufacturer and the manufacturer’s facilities to continual review and periodic inspections. Compliance with these regulatory requirements are time consuming and require the expenditure of substantial resources.
      If any of our product candidates is approved, we will be required to report certain adverse events involving our products to the FDA, to provide updated safety and efficacy information and to comply with requirements concerning the advertisement and promotional labeling of our products. As a result, even if we obtain necessary regulatory approvals to market our product candidates for any indication, any adverse results, circumstances or events that are subsequently discovered, could require that we cease marketing the product for that indication or expend money, time and effort to ensure full compliance, which could have a material adverse effect on our business.
      In response to recent events regarding questions about the safety of certain approved prescription products, including the lack of adequate warnings, the FDA and the U.S. Congress are currently considering new regulatory and legislative approaches to advertising, monitoring and assessing the safety of marketed drugs, including legislation authorizing the FDA to mandate labeling changes for approved products, particularly those related to safety. It is possible that congressional and FDA initiatives pertaining to ensuring the safety of marketed biologics and similar initiatives in other countries, or other developments pertaining to the pharmaceutical industry, could require us to expend additional resources to comply with such initiatives and could adversely affect our operations.
      In addition, the FDA and similar foreign governmental authorities have the authority to require the recall of commercialized products in the event of any failure to comply with applicable laws and regulations or defects in design or manufacture. In the event any of our product candidates receives approval and is commercialized, a government-mandated or voluntary product recall by us could occur as a result of component failures, device malfunctions, or other negative events such as serious injuries or deaths, or quality-related issues such as cell culturing errors or design or labeling defects. Recalls of any of our potential products could divert managerial and financial resources, harm our reputation and adversely affect our financial condition, results of operations and stock price.
      Any failure by us, or by any third parties that may manufacture or market our products, to comply with the law, including statutes and regulations administered by the FDA or other U.S. or foreign regulatory authorities, could result in, among other things, warning letters, fines and other civil penalties, suspension of regulatory approvals and the resulting requirement that we suspend sales of our products, refusal to approve pending applications or supplements to approved applications, export or import restrictions, interruption of production, operating restrictions, closure of the facilities used by us or third parties to manufacture our product candidates, injunctions or criminal prosecution. Any of the foregoing actions could have a material adverse effect on our business.
We must comply with federal, state and foreign laws, regulations and other rules relating to the healthcare business, and, if we do not fully comply with such laws, regulations and other rules, we could face substantial penalties.
      We are, or will be directly or indirectly through our customers, subject to extensive regulation by the federal government, the states and foreign countries in which we may conduct our business. The laws that directly or indirectly affect our ability to operate our business include the following:

•	the federal Medicare and Medicaid Anti-Kickback law, which prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce either the referral of an individual or furnishing or arranging for a good or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid;

•	other Medicare laws, regulations, rules, manual provisions and policies that prescribe the requirements for coverage and payment for services performed by our customers, including the amount of such payment;

•	the Federal False Claims Act, which imposes civil and criminal liability on individuals and entities who submit, or cause to be submitted, false or fraudulent claims for payment to the government;

•	the Federal False Statements Act, which prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with delivery of or payment for healthcare benefits, items or services; and

•	state and foreign law equivalents of the foregoing.
      If our operations are found to be in violation of any of the laws, regulations, rules or policies described above or any other law or governmental regulation to which we or our customers are or will be subject, or if the interpretation of the foregoing changes, we may be subject to civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid programs and the curtailment or restructuring of our operations. Similarly, if our customers are found non-compliant with applicable laws, they may be subject to sanctions, which could also have a negative impact on us. Any penalties, damages, fines, curtailment or restructuring of our operations would adversely affect our ability to operate our business and our financial results. The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations, and additional legal or regulatory change. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business and damage our reputation.
Our business involves the use of hazardous materials that could expose us to environmental and other liability.
      Our facility in Sunrise, Florida is subject to various local, state and federal laws and regulations relating to the use and disposal of hazardous or potentially hazardous substances, including chemicals and micro-organisms used in connection with our research and development activities. In the United States, these laws include the Occupational Safety and Health Act, the Toxic Test Substances Control Act and the Resource Conservation and Recovery Act. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by these regulations, we cannot assure you that accidental contamination or injury to employees and third parties from these materials will not occur. Although we have insurance coverage of up to $250,000 to cover claims arising from our use and disposal of these hazardous substances, the insurance that we currently hold may not be adequate to cover all liabilities relating to our use and disposal of hazardous substances.
Risks Related to Commercialization of our Product Candidates
If we are successful in securing regulatory approval of MyoCell utilizing a protocol that requires the use of MyoStar, we will be subject to numerous risks associated with commercializing a therapy that requires the use of a product that we do not control.
      Except for the agreement pursuant to which Biosense Webster has agreed to deliver MyoStar to us in connection with the MARVEL Trial, we have no agreement in place with Biosense Webster that defines our relationship with them and our prospective customers. Accordingly, Biosense Webster currently has the right to make the following types of decisions without consulting with or even considering our views, which decisions could directly or indirectly negatively impact our efforts and/or ability to commercialize MyoCell:

•	the temporary or permanent suspension of production, marketing or distribution of the MyoStar System;

•	the terms and conditions under which the MyoStar System will be made available to customers, if at all;

•	the modification or refinement of the MyoStar System and its protocols for use as a result of information obtained from patients; and

•	the branding and/or use of the MyoStar System in conjunction with myoblast-based clinical therapies other than ours.
      Similarly, we have no control over the intellectual property rights underlying MyoStar or the MyoStar System, no ability to protect or defend any such intellectual property rights and no ability to prevent Biosense Webster from licensing or selling these intellectual property rights to one of our competitors.

The healthcare community has relatively little experience with therapies based on cellular medicine and, accordingly, if our product candidates do not become widely accepted by physicians, patients, third party payors or the healthcare community, we may be unable to generate significant revenue, if any.
      We are developing cell-based therapy product candidates for the treatment of heart damage that represent novel and unproven treatments and, if approved, will compete with a number of more conventional products and therapies manufactured and marketed by others, including major pharmaceutical companies. We cannot predict or guarantee that physicians, patients, healthcare insurers, third party payors or health maintenance organizations, or the healthcare community in general, will accept or utilize any of our product candidates. We anticipate that, if approved, we will market MyoCell primarily to interventional cardiologists, who are generally not the primary care physicians for patients who may be eligible for treatment with MyoCell. Accordingly, our commercial success may be dependent on third party physicians referring their patients to interventional cardiologists for MyoCell treatment.
      If we are successful in obtaining regulatory approval for any of our product candidates, the degree of market acceptance of those products will depend on many factors, including:

•	our ability to provide acceptable evidence and the perception of patients and the healthcare community, including third party payors, of the positive characteristics of our product candidates relative to existing treatment methods, including their safety, efficacy, cost effectiveness and/or other potential advantages;

•	the incidence and severity of any adverse side effects of our product candidates;

•	the availability of alternative treatments;

•	the labeling requirements imposed by the FDA and foreign regulatory agencies, including the scope of approved indications and any safety warnings;

•	our ability to obtain sufficient third party insurance coverage or reimbursement for our products candidates;

•	the inclusion of our products on insurance company coverage policies;

•	the willingness and ability of patients and the healthcare community to adopt new technologies;

•	the procedure time associated with the use of our product candidates;

•	our ability to manufacture or obtain from third party manufacturers sufficient quantities of our product candidates with acceptable quality and at an acceptable cost to meet demand; and

•	marketing and distribution support for our products.
      Failure to achieve market acceptance would limit our ability to generate revenue and would have a material adverse effect on our business. In addition, if any of our product candidates achieve market acceptance, we may not be able to maintain that market acceptance over time if competing products or technologies are introduced that are received more favorably or are more cost-effective.
There is substantial uncertainty as to the coverage that may be available and the reimbursement rates that may be established for our product candidates. Any failure to obtain third party coverage or an adequate level of reimbursement for our product candidates will likely have a material adverse effect on our business.
      If we successfully develop, and obtain necessary regulatory approvals for, our product candidates we intend to sell them initially in Europe and the United States. We have not yet submitted any of our product candidates to the Center for Medicare and Medicaid Services, or CMS, or any private or governmental third party payor in the United States to determine whether or not our product candidates will be covered under private or public health insurance plans or, if they are covered, what coverage or reimbursement rates may be available. Although we believe hospitals may be entitled to some procedure reimbursement for MyoCell, we cannot assure you that such reimbursement will be adequate or available at all.

      In Europe, the pricing of prescription pharmaceutical products and services and the level of government reimbursement generally are subject to governmental control. Reimbursement and healthcare payment systems in European markets vary significantly by country, and may include both government-sponsored healthcare and private insurance. In these countries, pricing negotiations with governmental authorities can take six to twelve months or longer after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct one or more clinical trials that compare the cost effectiveness of our product candidates to other available therapies. Conducting one or more clinical trials for this purpose would be expensive and result in delays in commercialization of our product candidates. We may not obtain coverage or reimbursement or pricing approvals from countries in Europe in a timely manner, or at all. Any failure to receive coverage or reimbursement or pricing approvals from one or more European countries could effectively prevent us from selling our product candidates in those countries, which could materially adversely affect our business.
      In the United States, our revenues will depend upon the coverage and reimbursement rates and policies established for our product candidates by third party payors, including governmental authorities, managed-care providers, public health insurers, private health insurers and other organizations. These third party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new healthcare products approved for marketing by the FDA or regulatory agencies in other countries. As a result, significant uncertainty exists as to whether newly approved medical products will be eligible for coverage by third party payors or, if eligible for coverage, what the reimbursement rates will be for those products. Furthermore, cell-based therapies like MyoCell may be more expensive than pharmaceuticals, due to, among other things, the higher cost and complexity associated with the research, development and production of these therapies. This, in turn, may make it more difficult for us to obtain adequate reimbursement from third party payors, particularly if we cannot demonstrate a favorable cost-benefit relationship. Third party payors may also deny coverage or offer inadequate levels of reimbursement for our potential products if they determine that the product has not received appropriate clearances from the FDA or other government regulators or is experimental, unnecessary or inappropriate. Accordingly, we cannot assure you that adequate third party coverage or reimbursement will be available for any of our product candidates to allow us to successfully commercialize these product candidates.
      Coverage and reimbursement rates for our product candidates may be subject to increased restrictions both in the United States and in other countries in the future. Coverage policies and reimbursement rates are subject to change and we cannot guarantee that current coverage policies and reimbursement rates will be applicable to our product candidates in the future. U.S. federal, state and foreign agencies and legislatures from time to time may seek to impose restrictions on coverage, pricing, and reimbursement level of drugs, devices and healthcare services in order to contain healthcare costs.
We have only limited experience culturing our cell-based product candidates, and we may not be able to culture our product candidates in quantities sufficient for clinical studies or for commercial sale. We also face certain risks in connection with our use of third party manufacturers and cell culturing service providers.
      We may encounter difficulties in the production of our cell-based product candidates, including MyoCell, due to our limited experience internally culturing our product candidates. We have a cell culturing facility in Sunrise, Florida, which we believe has the capacity to meet substantially all of our projected demand for MyoCell in the United States for the balance of 2007 and 2008. We began culturing cells at this facility for preclinical uses in the third quarter of 2006. Prior to such date, we outsourced our various cell culturing needs. We anticipate that we will begin culturing cells at this facility for clinical uses upon commencement of the MARVEL Trial. We have no experience in culturing our product candidates for the number of patients that will be required for later stage clinical studies or commercialization and may be unable to culture sufficient quantities of our product candidates for our clinical trials or our commercial needs on a timely and cost-effective basis. Difficulties arising from our limited cell culturing experience could reduce sales of our products, increase our costs or cause production delays, any of which could adversely affect our results of operations.

      We intend to further optimize our processing times by building our facilities or contracting with a small number of cell culturing facilities in strategic regional locations. We anticipate that a portion of the funds necessary to construct new manufacturing facilities may be made available to us by the governments of the countries where we seek to build such facilities. To the extent these funds are not available to us, we may be unable to construct these facilities or may need to seek additional capital.
      We anticipate that we will continue to use third party cell culturing service providers, including Pharmacell, to supply a portion of our cell-based product candidates, including MyoCell, for clinical trials and commercial sales outside of the United States. We may not be able to, and in our Phase I/ II clinical trial experienced delays because we were not at times able to, obtain sufficient quantities of MyoCell from third party cell culturing service providers. In addition, our third party cell culturing providers may be unable to culture commercial quantities of our product candidates on a timely and cost-effective basis. The term of our supply agreement with Pharmacell expires six months following the end of completion of the SEISMIC and MARVEL Trials unless terminated earlier. We cannot be certain that we will be able to maintain our relationships with our third party cell culturing service providers, including Pharmacell, or establish relationships with other cell culturing service providers on commercially acceptable terms.
      We currently use and expect to continue to use third party manufacturers to supply our device product candidates, including MyoCath. Our contract with our only MyoCath manufacturer terminated in September 2007. We anticipate negotiating a new agreement with another manufacturer. The transition to a replacement contract manufacturer has additional risks, including those risks associated with the development by the replacement contract manufacturer of sufficient levels of expertise in the manufacturing process. If we are unable to enter into a replacement agreement with another contract manufacturer on reasonable terms and in a timely manner, or if any replacement contract manufacturer is unable to develop sufficient manufacturing expertise in a timely manner, we could experience shortages of clinical trial materials, which could adversely affect our business.
      Our cell culturing facility and those of our contract manufacturers and other cell culturing service providers will be subject to ongoing, periodic inspection by the FDA to confirm that the facilities comply with the FDA’s current Good Manufacturing Practices, or cGMP, if the facility manufactures biologics, and quality system regulations if the facility manufactures devices. Foreign regulatory agencies, for example, the International Standards Organization and the European authorities related to obtaining a “CE mark” on a device in Europe, may also impose similar requirements on us and conduct similar inspections of the facilities that manufacture our product candidates. Failure to follow and document adherence to such cGMP regulations or other regulatory requirements by us or our contract manufacturers or third party cell culturing service providers may lead to significant delays in the availability of our product candidates for commercial use or clinical study, may result in the delay or termination of a clinical trial, or may delay or prevent filing of applications for or our receipt of regulatory approval of our product candidates. If we or such third parties fail to comply with applicable regulations, the FDA or other regulatory authorities could impose sanctions on us, including fines, injunctions, civil penalties, denial of marketing approval of our product candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of our product candidates, operating restrictions and criminal prosecutions. Any of these events could adversely affect our financial condition, profitability and ability to develop and commercialize products on a timely and competitive basis.
If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our product candidates, we may be unable to generate product revenues.
      We do not have a sales and marketing force and related infrastructure and have limited experience in the sales, marketing and distribution of our product candidates. To achieve commercial success for any approved product, we must either develop a sales and marketing force or outsource these functions to third parties. Currently, we intend to internally develop a direct sales and marketing force in both Europe and the United States as we approach commercial approval of our product candidates. The development of our own sales and marketing force will result in us incurring significant costs before the time that we may generate revenues. We may not be able to attract, hire, train and retain qualified sales and marketing personnel to build a significant or effective marketing and sales force for sales of our product candidates.

Product liability and other claims against us may reduce demand for our products or result in substantial damages. We anticipate that we will need to obtain and maintain additional or increased insurance coverage, and we may not be able to obtain or maintain such coverage on commercially reasonable terms, if at all.
      A product liability claim, a clinical trial liability claim or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could have a material adverse effect on our business. Our business exposes us to potential liability risks that may arise from the clinical testing of our product candidates in human clinical trials and the manufacture and sale of any approved products. Any clinical trial liability or product liability claim or series of claims or class actions brought against us, with or without merit, could result in:

•	liabilities that substantially exceed our existing clinical trial liability insurance, or any clinical trial liability or product liability insurance that we may obtain in the future, which we would then be required to pay from other sources, if available;

•	an increase in the premiums we pay for our clinical trial liability insurance and any clinical trial liability or product liability insurance we may obtain in the future or the inability to renew or obtain clinical trial liability or product liability insurance coverage in the future on acceptable terms, or at all;

•	withdrawal of clinical trial volunteers or patients;

•	damage to our reputation and the reputation of our products, including loss of market share;

•	regulatory investigations that could require costly recalls or product modifications;

•	litigation costs; and

•	diversion of management’s attention from managing our business.
      Although we have clinical trial liability insurance, our current clinical trial liability insurance is subject to deductibles and coverage limitations. This insurance currently covers claims of up to $5 million each and up to $10 million in the aggregate each year. Our current clinical trial liability insurance may not continue to be available to us on acceptable terms, if at all, and, if available, the coverage may not be adequate to protect us against future clinical trial liability claims. We are currently seeking to increase our clinical trial liability insurance coverage.
      We do not currently have product liability insurance because none of our product candidates has yet been approved for commercialization. While we plan to seek product liability insurance coverage if any of our product candidates are sold commercially, we cannot assure you that we will be able to obtain product liability insurance on commercially acceptable terms, if at all, or that we will be able to maintain such insurance at a reasonable cost or in sufficient amounts to protect against potential losses.
      Claims may be made by consumers, healthcare providers, third party strategic collaborators or others selling our products if one of our products or product candidates causes, or appears to have caused, an injury. We may be subject to claims against us even if an alleged injury is due to the actions of others. For example, we rely on the expertise of physicians, nurses and other associated medical personnel to perform the medical procedures and processes related to our product candidates. If these medical personnel are not properly trained or are negligent in using our product candidates, the therapeutic effect of our product candidates may be diminished or the patient may suffer injury, which may subject us to liability. In addition, an injury resulting from the activities of our suppliers may serve as a basis for a claim against us.
      We do not intend to promote, or to in any way support or encourage the promotion of, our product candidates for off-label or otherwise unapproved uses. However, if our product candidates are approved by the FDA or similar foreign regulatory authorities, we cannot prevent a physician from using them for any off-label applications. If injury to a patient results from such an inappropriate use, we may become involved in a product liability suit, which will likely be expensive to defend.
      These liabilities could prevent or interfere with our clinical efforts, product development efforts and any subsequent product commercialization efforts, all of which could have a material adverse effect on our business.

Our success will depend in part on establishing and maintaining effective strategic partnerships, collaborations and licensing agreements.
      Our strategy for the development, testing, culturing and commercialization of our product candidates relies on establishing and maintaining numerous collaborations with various corporate partners, consultants, scientists, researchers, licensors, licensees and others, including the collaborations described in this prospectus. While we are continually in discussions with a number of companies, universities, research institutions, consultants, scientists, researchers, licensors, licensees and others to establish additional relationships and collaborations, which are typically complex and time consuming to negotiate, document and implement, we may not reach definitive agreements with any of them. Even if we enter into these arrangements, we may not be able to maintain these relationships or establish new ones in the future on acceptable terms.
      Furthermore, any collaboration that we enter into may not be successful. The success of our collaboration arrangements, if any, will depend heavily on the efforts and activities of our collaborators. Possible future collaborations have risks, including the following:

•	our collaboration agreements are likely to be for fixed terms and subject to termination by our collaborators in the event of a material breach or lack of scientific progress by us;

•	our collaborators are likely to have the first right to maintain or defend our intellectual property rights and, although we would likely seek to secure the right to assume the maintenance and defense of our intellectual property rights if our collaborators do not, our ability to do so may be compromised by our collaborators’ acts or omissions;

•	our collaborators may utilize our intellectual property rights in such a way as to invite litigation that could jeopardize or invalidate our intellectual property rights or expose us to potential liability;

•	our collaborators may underfund or not commit sufficient resources to the testing, marketing, distribution or development of our product candidates; and

•	our collaborators may develop alternative products either on their own or in collaboration with others, or encounter conflicts of interest or changes in business strategy or other business issues, which could adversely affect their willingness or ability to fulfill their obligations to us.
      These arrangements also may require us to grant certain rights to third parties, including exclusive marketing rights to one or more products, or may have other terms that are burdensome to us, and may involve the issuance of our securities. If any of our partners terminates its relationship with us or fails to perform its obligations in a timely manner, the development or commercialization of our technology and product candidates may be substantially delayed. Further, disputes may arise with our collaborators about inventorship and corresponding rights in know-how and inventions resulting from the joint creation or use of intellectual property by us and our collaborators.
We have provided a non-affiliated Korean entity certain technology to manufacture MyoCell and MyoCath and face the risk that such action and/or the actions of the Korean entity may materially damage our business, expose us to liability and/or result in the termination of various intellectual property licenses that are important to us.
      On February 1, 2005, we entered into a joint venture agreement with Bioheart Korea, Inc., pursuant to which we and Bioheart Korea agreed to create a joint venture company called Bioheart Manufacturing which intends to provide cell culturing services in Korea. We do not have operating control over Bioheart Manufacturing. In addition, our minority interest in Bioheart Manufacturing and our agreements to provide Bioheart Korea certain technologies are governed, in part, by South Korean laws and do not define in a comprehensive manner our various contractual and legal rights. As a result, at times our various rights have been subject to varying interpretations, and we may encounter comparable challenges in the future. We have also had limited operational experience with Bioheart Manufacturing and Bioheart Korea and are still in the process of defining our relationship with them and how we will work together.

      Our agreements to provide Bioheart Manufacturing with the technology to manufacture MyoCell and MyoCath are subject to varying interpretations that may increase our risk of disputes with Bioheart Manufacturing, Bioheart Korea and certain parties that licensed to us certain technology related to MyoCell and/or MyoCath. We also face the risk that Bioheart Manufacturing may not utilize or may not be perceived as utilizing our intellectual property rights in accordance with the terms of our agreements with them and/or our agreements with various third parties that have licensed technology to us. For instance, a complaint filed against us by Peter K. Law and Cell Transplants Asia appears to question our rights to provide certain intellectual property to Bioheart Manufacturing and/or Bioheart Manufacturing’s right to use certain intellectual property. See “Legal Proceedings” below for a description of the complaint and the reasons we believe the complaint should be dismissed. If Bioheart Manufacturing were to misuse our intellectual property rights, such misuse could, among other things, materially damage our business, expose us to potential liability and/or result in the termination of various intellectual property licenses that are important to us.
Risks Related to Our Intellectual Property
We have licensed and therefore do not own the intellectual property that is critical to our business. Any events or circumstances that result in the termination or limitation of our rights under any of the agreements between us and the licensors of our intellectual property could have a material adverse effect on our business.
      The intellectual property that is critical to our business has been licensed to us by various third parties. The operative terms of some of our material license agreements are vague or subject to interpretations which may increase the risks of dispute with our licensors.
      Under certain of our patent license agreements, we are subject to development, payment, commercialization and other obligations and, if we fail to comply with any of these requirements or otherwise breach those agreements, our licensors may have the right to terminate the license in whole or in part, terminate the exclusive nature of the license to the extent such license is exclusive or otherwise limit our rights thereunder, which could have a material adverse effect on our business. For instance, we are obligated to:

•	pay aggregate fees of $3 million and $5 million to Cell Transplants International, LLC, or Cell Transplants International, upon commencement of a U.S. Phase II human clinical trial of MyoCell and upon FDA approval of patented technology for heart muscle regeneration, respectively;

•	make certain payments to the Cleveland Clinic in the aggregate amount of $2.25 million upon our achievement of certain development and commercialization objectives in connection with the development of MyoCell II with SDF-1; and

•	deliver 160 units of MyoCath to a corporation that is now a division of Abbott Laboratories.
      On October 24, 2007, we completed the MyoCell implantation procedure on the first patient in the MARVEL Trial, our Phase II/III Trial of MyoCell. We have not yet made the payment that is now due. Although we have proposed to Dr. Law and Cell Transplants International a schedule for making such payments, we do not intend to make these payments to Dr. Law and Cell Transplants International until the parties mutually agree upon a payment schedule or we are compelled to. If Dr. Law and/or Cell Transplants International assert claims that we have failed to make certain payments, we intend to advance various counterclaims and defenses, including Dr. Law’s and Cell Transplant International’s failure to honor certain obligations to us. These obligations include Dr. Law’s and Cell Transplant International’s contractual obligation to provide us with all pertinent and critical information necessary for us to file an IND with the FDA for MyoCell and have it approved by the FDA, including information concerning the cell culturing process and pre-clinical testing data, as well as their obligation to conduct research with the funding we provided. As a result of Dr. Law’s and Cell Transplant International’s failure to fulfill these obligations, we were forced to incur substantial costs for, among other things, conducting our own research, validation studies and pre-clinical testing in connection with the IND for MyoCell. There is a risk that a court may take the position that our delay in the payment of the $3 million was not justified and direct us to immediately pay the $3 million and award Dr. Law and Cell Transplants International monetary damages and certain other yet to be requested remedies, including the termination of the license agreement. Any such order or award would adversely affect our MyoCell commercialization efforts and have a significant impact on our results of operations and financial condition.
      On March 9, 2007, Dr. Law and Cell Transplants Asia, Limited, an entity wholly owned by Dr. Law, filed a complaint against us and Howard J. Leonhardt, individually, in the United States District Court for the Western District of Tennessee alleging, among other things, certain breaches of our licensing agreement with them. On July 26, 2007, the court granted the motion to dismiss Mr. Leonhardt in his individual capacity but denied the motion to dismiss the claims against us. Dr. Law and Cell Transplants International are the licensors of the primary patent protecting MyoCell. Please see “Legal Proceedings” below for a description of the allegations made in the complaint. While the complaint does not appear to challenge our rights to license this patent and we believe this lawsuit is without merit, this litigation, if not resolved to the satisfaction of both parties, may adversely impact our relationship with Dr. Law and could, if resolved unfavorably to us, adversely affect our MyoCell commercialization efforts and have a significant impact on our results of operations and financial condition.
      Any termination or limitation of, or loss of exclusivity under, our exclusive or conditionally exclusive license agreements would have a material adverse effect on us and could delay or completely terminate our product development efforts.
We generally do not have the right under our material license agreements to control the protection of the patents licensed thereunder and, as a result, our licensors may take actions and make decisions that could materially adversely affect our business.
      Under our material license agreements, including, but not limited to, our license agreement for the primary patent for MyoCell, our licensors generally have the right to control the filing, prosecution, maintenance and defense of all licensed patents and patent applications and, if a third party infringes on any of those licensed patents, to control any legal or other proceedings instituted against that third party for infringement. As a result, our licensors may take actions or make decisions relating to these matters with which we do not agree or which could have a material adverse effect on our business. Likewise, our licensors may in the future grant licenses outside the field of heart damage treatment to third parties to use the patents and other intellectual property to which we have rights under our exclusive or conditionally exclusive license agreements. Should our licensors elect not to pursue the filing, prosecution or maintenance of a licensed patent application or patent or institute legal or other proceedings against a third party for infringements of those patents, then we may be required to undertake these proceedings alone or jointly with others, who may have interests that are different from ours. Under certain of our license agreements, we have no right to undertake these proceedings even if our licensors refuse to do so. As a result, we may have no control or only limited control over the prosecution, maintenance, defense and enforcement of patent applications and patents that are critical to our business. In that regard, certain of our license agreements require that we contribute to the costs of filing, prosecuting, maintaining, defending and enforcing the licensed patent applications, patents and other intellectual property, whether or not we agree with those actions. Further, such actions typically require the expenditure of considerable time and money. See “Business — Technology In-Licenses and Other Agreements” for further information regarding our rights to control the protection of our patents under our material license agreements.
We do not have patent protection for MyoCell outside of the United States and we may not be able to effectively enforce our intellectual property rights in certain countries, which could have a material adverse effect on our business.
      We are seeking or intend to seek regulatory approval to market our product candidates in a number of foreign countries, including various countries in Europe. MyoCell, however, is not protected by patents outside of the United States, which means that competitors will be free to sell products that incorporate the same technologies that are used in MyoCell in those countries, including in European countries, which we believe may be one of the largest potential markets for these product candidates. In addition, the laws and practices in some of those countries, or others in which we may seek to market our other product candidates in the future, may not protect intellectual property rights to the same extent as in the United States. We or our licensors may not be able to effectively obtain, maintain or enforce rights with respect to the intellectual property relating to our product candidates in those countries. Our lack of patent protection in one or more countries, or the inability to obtain, maintain or enforce intellectual property rights in one or more countries, could adversely affect our ability to commercialize our products in those countries and otherwise have a material adverse effect on our business.
Our success depends on the protection of our intellectual property rights, particularly the patents that have been licensed to us, and our failure to secure and maintain these rights would materially harm our business.
      Our commercial success depends to a significant degree on our ability to:

•	obtain and/or maintain protection for our product candidates under the patent laws of the United States and other countries;

•	defend and enforce our patents once obtained;

•	obtain and/or maintain appropriate licenses to patents, patent applications or other proprietary rights held by others with respect to our technology, both in the United States and other countries;

•	maintain trade secrets and other intellectual property rights relating to our product candidates; and

•	operate without infringing upon the patents and proprietary rights of third parties.
      The degree of intellectual property protection for our technology is uncertain, and only limited intellectual property protection may be available for our product candidates, which may prevent us from gaining or keeping any competitive advantage against our competitors. Although we believe the patents that have been licensed or sublicensed to us, and the patent applications that we own or that have been licensed to us, generally provide us a competitive advantage, the patent positions of biotechnology, biopharmaceutical and medical device companies are generally highly uncertain, involve complex legal and factual questions and have been the subject of much litigation. Neither the U.S. Patent and Trademark Office nor the courts have a consistent policy regarding the breadth of claims allowed or the degree of protection afforded under many biotechnology patents. Even if issued, patents may be challenged, narrowed, invalidated or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of term of patent protection we may have for our products. Further, a court or other government agency could interpret our patents in a way such that the patents do not adequately cover our current or future product candidates. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection.
      In particular, we cannot assure you that:

•	we or the owners or other inventors of the patents that we own or that have been licensed to us or that may be issued or licensed to us in the future were the first to file patent applications or to invent the subject matter claimed in patent applications relating to the technologies upon which we rely;

•	others will not independently develop similar or alternative technologies or duplicate any of our technologies;

•	any of our patent applications will result in issued patents;

•	the patents and the patent applications that we own or that have been licensed to us or that may be issued or licensed to us in the future will provide a basis for commercially viable products or will provide us with any competitive advantages, or will not be challenged by third parties;

•	the patents and the patent applications that have been licensed to us are valid and enforceable;

•	we will develop additional proprietary technologies that are patentable;

•	we will be successful in enforcing the patents that we own or that have been licensed to us and any patents that may be issued or licensed to us in the future against third parties; or

•	the patents of third parties will not have an adverse effect on our ability to do business.
      Accordingly, we may fail to secure meaningful patent protection relating to any of our existing or future product candidates or discoveries despite the expenditure of considerable resources. Further, there may be widespread patent infringement in countries in which we may seek patent protection, including countries in Europe, which may instigate expensive and time consuming litigation which could adversely affect the scope of our patent protection. In addition, others may attempt to commercialize products similar to our product candidates in countries where we do not have adequate patent protection. Failure to obtain adequate patent protection for our product candidates, or the failure by particular countries to enforce patent laws or allow prosecution for alleged patent infringement, may impair our ability to be competitive. The availability of infringing products in markets where we have patent protection, or the availability of competing products in markets where we do not have adequate patent protection, could erode the market for our product candidates, negatively impact the prices we can charge for our product candidates, and harm our reputation if infringing or competing products are manufactured to inferior standards.
The patent we believe is the primary basis for the protection of MyoCell is scheduled to expire in the United States in July 2009 and if we are unable to secure a patent term extension, we will have to seek to protect MyoCell through a combination of patents on other aspects of our technology and trade secrets, which may not prove to be effective.
      We anticipate that we will seek to collaborate with the owners of the patent, Dr. Law and Cell Transplants International, to extend the term of this patent. In the event MyoCell is approved by the FDA prior to the patent expiration date and certain other material conditions are satisfied, we believe that this patent will be eligible for a five-year extension of its term until July 2014. It is likely, however, that the FDA will not complete review of and grant approval for MyoCell before this patent expires. In such event, a regular patent term extension will not be available, but Dr. Law and Cell Transplants International could request a one-year interim extension of the patent term during the period beginning six months before and ending fifteen days before the patent expiration. The request for interim extension must satisfy a number of material conditions including those conditions necessary to receive a regular patent term extension. Under certain circumstances the patent owner can request up to four additional one-year interim extensions. However, we cannot assure you that Dr. Law and Cell Transplants International will seek to obtain, or will be successful in obtaining, any regular or interim patent term extension.
      Once this patent expires, competitors will not be prevented from developing or marketing their own similar or identical compositions for the treatment of muscle degeneration, assuming they receive the requisite regulatory approval.
Our most important license agreement with respect to MyoCath is co-exclusive and the co-licensor of the intellectual property, a division of Abbott Laboratories, may also seek to commercialize MyoCath.
      In June 2003, we assigned our exclusive license to the primary patent protecting MyoCath to Advanced Cardiovascular Systems, Inc., or ACS, originally a subsidiary of Guidant Corporation and now d/b/a Abbott Vascular, a division of Abbott Laboratories. In connection with this agreement, ACS granted to us a co-exclusive, irrevocable, fully paid-up license to this patent for the life of the patent. Because our license is co-exclusive with ACS, ACS may, parallel to our efforts, seek to commercialize MyoCath if MyoCath secures regulatory approval. Accordingly, even if ACS does nothing to assist us to secure regulatory approval of MyoCath, ACS may become a direct competitor in the MyoCath manufacturing and supply business. In addition, pursuant to our agreement with ACS, we are prohibited from contracting with third parties for the distribution of MyoCath.

Our proposed pathway for securing regulatory approval of Bioheart Acute Cell Therapy is dependent on Tissue Genesis’ timely and successful completion of a Device Master File for the TGI 1200.
      We have developed a proposed pathway for seeking regulatory approval of Bioheart Acute Cell Therapy, which pathway depends on Tissue Genesis timely completing its Device Master File for the TGI 1200. A Device Master File is a voluntary submission to the FDA to provide confidential detailed information on a specific manufacturing facility, process, methodology, or component used in the manufacture, processing, or packaging of a medical device. Based upon our discussions with Tissue Genesis, we anticipate that the detailed information to be contained in the Device Master File to be filed by Tissue Genesis will be used in support of our IND application for Bioheart Acute Cell Therapy which, assuming favorable preclinical test results, we hope to file in the first quarter of 2008. We have no control over the content of the Device Master File and limited influence on the timing of its submission to the FDA. Our dependence upon Tissue Genesis to timely complete the Device Master File places us in a position where we cannot reliably predict our ability to meet our projected development timeline for Bioheart Acute Cell Therapy.
We have limited recourse available in the event that patents necessary for the use by our customers of the TGI 1200 product candidate, certain disposable products used in conjunction with this product candidate or processes or cells derived from this product candidate directly or indirectly infringe any patent rights of a third party.
      Our customers’ use of the TGI 1200 product candidate, certain disposable products used in conjunction with this product candidate and processes or cells derived from this product candidate may be determined to directly or indirectly infringe on patent rights held by third parties, including Thomas Jefferson University, or Third Party Patent Rights.
      The recourse available to us in the event that these patents are determined to directly or indirectly infringe any of the Third Party Patent Rights is limited by the terms of our exclusive license and distribution agreement with Tissue Genesis. Pursuant to this agreement, Tissue Genesis has agreed that we and our customers will not be liable for damages for directly or indirectly infringing any Third Party Patent Rights for the treatment of acute heart attacks. Tissue Genesis has, subject to certain conditions, also agreed to indemnify and hold harmless us and our customers from all claims that the products infringe any patents, copyrights or trade secret rights of a third party. However, if our use of the products is enjoined or if Tissue Genesis wishes to minimize its liability, Tissue Genesis may, at its option and expense, either:

•	substitute a substantially equivalent non-infringing product for the infringing product;

•	modify the infringing product so that it no longer infringes but remains functionally equivalent; or

•	obtain for us the right to continue using such item.
      If none of the foregoing is feasible, Tissue Genesis is required to accept a return of the infringing product and refund to us the amount paid for such product. Any termination of our right to use, lease or sell the TGI 1200, certain disposable products used in conjunction with this product candidate and/or the processes or cells derived from this product candidate or any inability by Tissue Genesis to refund to us the amounts we paid for such products could have a material adverse effect on us.
Patent applications owned by or licensed to us may not result in issued patents, and our competitors may commercialize the discoveries we attempt to patent.
      The patent applications that we own and that have been licensed to us, and any future patent applications that we may own or that may be licensed to us, may not result in the issuance of any patents. The standards that the U.S. Patent and Trademark Office and foreign patent offices use to grant patents are not always applied predictably or uniformly and can change. Consequently, we cannot be certain as to the type and scope of patent claims to which we may in the future be entitled under our license agreements or that may be issued to us in the future. These applications may not be sufficient to meet the statutory requirements for patentability and therefore may not result in enforceable patents covering the product candidates we want to commercialize. Further, patent applications in the United States that are not filed in other countries generally are not published until at least 18 months after they are first filed and patent applications in certain foreign countries generally are not published until many months after they are filed. Scientific and patent publication often occurs long after the date of the scientific developments disclosed in those publications. As a result, we cannot be certain that we or any of our licensors was or will be the first creator of inventions covered by our (or their) patents or applications or the first to file such patent applications. As a result, our issued patents and patent applications could become subject to challenge by third parties that created such inventions or filed patent applications before us or our licensors, resulting in, among other things, interference proceedings in the U.S. Patent and Trademark Office to determine priority of discovery or invention. Interference proceedings, if resolved adversely to us or our licensors, could result in the loss of or significant limitations on patent protection for our products or technologies. Even in the absence of interference proceedings, patent applications now pending or in the future filed by third parties may prevail over the patent applications that have been or may be owned by or licensed to us or that we or our licensors may file in the future or may result in patents that issue alongside patents issued to us or our licensors or that may be issued or licensed to us in the future, leading to uncertainty over the scope of the patents owned by or licensed to us or that may in the future be owned by us or our freedom to practice the claimed inventions.
Our patents may not be valid or enforceable, and may be challenged by third parties.
      We cannot assure you that the patents that have been issued or licensed to us would be held valid by a court or administrative body or that we would be able to successfully enforce our patents against infringers, including our competitors. The issuance of a patent is not conclusive as to its validity or enforceability, and the validity and enforceability of a patent is susceptible to challenge on numerous legal grounds. Challenges raised in patent infringement litigation brought by or against us may result in determinations that patents that have been issued or licensed to us or any patents that may be issued to us or our licensors in the future are invalid, unenforceable or otherwise subject to limitations. In the event of any such determinations, third parties may be able to use the discoveries or technologies claimed in these patents without paying licensing fees or royalties to us, which could significantly diminish the value of our intellectual property and our competitive advantage. Even if our patents are held to be enforceable, others may be able to design around our patents or develop products similar to our products that are not within the scope of any of our patents.
      In addition, enforcing the patents that have been licensed to us and any patents that may be issued to us in the future against third parties may require significant expenditures regardless of the outcome of such efforts. Our inability to enforce our patents against infringers and competitors may impair our ability to be competitive and could have a material adverse effect on our business.
Issued patents and patent licenses may not provide us with any competitive advantage or provide meaningful protection against competitors.
      We own, hold licenses or hold sublicenses to an intellectual property portfolio consisting of approximately 19 patents and 19 patent applications in the United States, and approximately twelve patents and 51 patent applications in foreign countries, for use in the field of heart muscle regeneration. However, the discoveries or technologies covered by these patents and patent licenses may not have any value or provide us with a competitive advantage and many of these discoveries or technologies may not be applicable to our product candidates at all. With the exception of the technology related to MyoCell, we have devoted limited resources to identifying competing technologies that may have a competitive advantage relative to ours, especially those competing technologies that are not perceived as infringing on our intellectual property rights. In addition, the standards that courts use to interpret and enforce patent rights are not always applied predictably or uniformly and can change, particularly as new technologies develop. Consequently, we cannot be certain as to how much protection, if any, will be afforded by these patents with respect to our products if we or our licensors attempt to enforce these patent rights and those rights are challenged in court.
      The existence of third party patent applications and patents could significantly limit our ability to obtain meaningful patent protection. If patents containing competitive or conflicting claims are issued to third parties, we may be enjoined from pursuing research, development or commercialization of product candidates or may be required to obtain licenses, if available, to these patents or to develop or obtain alternative technology. If another party controls patents or patent applications covering our product candidates, we may not be able to obtain the rights we need to those patents or patent applications in order to commercialize our product candidates or we may be required to pay royalties, which could be substantial, to obtain licenses to use those patents or patent applications. We believe we will need to, among other things, license additional intellectual property to commercialize a number of our product candidates, including MyoCell II with SDF-1, in the form we believe may prove to be the most safe and/or effective.
      In addition, issued patents may not provide commercially meaningful protection against competitors. Other parties may seek and/or be able to duplicate, design around or independently develop products having effects similar or identical to our patented product candidates that are not within the scope of our patents. For example, we believe that a number of our competitors have proposed catheter designs that are apparently intended to avoid infringing upon our catheter related technology.
      Limitations on patent protection in some countries outside the United States, and the differences in what constitutes patentable subject matter in these countries, may limit the protection we have under patents issued outside of the United States. We do not have patent protection for our product candidates in a number of our target markets and, under our license agreements, we may not have the right to initiate proceedings to obtain patents in those countries. The failure to obtain adequate patent protection for our product candidates in any country would impair our ability to be commercially competitive in that country.
Litigation or other proceedings relating to patent and other intellectual property rights could result in substantial costs and liabilities and prevent us from commercializing our product candidates.
      Our commercial success depends significantly on our ability to operate in a way that does not infringe or violate the intellectual property rights of third parties in the United States and in foreign countries. Except for the complaint filed against us by Dr. Law and Cell Transplants Asia, we are not currently a party to any litigation or other adverse proceeding with regard to our patents or intellectual property rights. However, the biotechnology, biopharmaceutical and medical device industries are characterized by a large number of patents and patent filings and frequent litigation based on allegations of patent infringement. Competitors may have filed patent applications or have been issued patents and may obtain additional patents and proprietary rights related to products or processes that compete with or are similar to ours. We may not be aware of all of the patents potentially adverse to our interests that may have been issued to others. Because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that our product candidates or proprietary technologies may infringe. Third parties may claim that our products or related technologies infringe their patents. Further, we, or our licensors, may need to participate in interference, opposition, protest, reexamination or other potentially adverse proceedings in the U.S. Patent and Trademark Office or in similar agencies of foreign governments with regards to our patents and intellectual property rights. In addition, we or our licensors may need to initiate suits to protect our intellectual property rights.
      Certain of our competitors in the field have acquired patents which might be used to attempt to prevent commercialization of MyoCell. We are aware of at least three such patent families. We believe the patents in these three families are narrow, and that we do not infringe any valid claims of these patents in our current practice. The U.S. Patent and Trademark Office has commenced a re-examination relating to one of these patent families. There is no assurance that we will receive a favorable ruling in this proceeding. In the event that the proceeding fails to result in limitation of the claims of the subject patent, such outcome may have a material adverse effect on our business, financial condition and results of operation.
      Litigation or any other proceeding relating to intellectual property rights, even if resolved in our favor, may cause us to incur significant expenses, divert the attention of our management and key personnel from other business concerns and, in certain cases, result in substantial additional expenses to license technologies from third parties. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. An unfavorable outcome in any patent infringement suit or other adverse intellectual property proceeding could require us to pay substantial damages, including possible treble damages and attorneys’ fees, cease using our technology or developing or marketing our products, or require us to seek licenses, if available, of the disputed rights from other parties and potentially make significant payments to those parties. There is no guarantee that any prevailing party would offer us a license or that we could acquire any license made available to us on commercially acceptable terms. Even if we are able to obtain rights to a third party’s patented intellectual property, those rights may be non-exclusive and therefore our competitors may obtain access to the same intellectual property. Ultimately, we may be unable to commercialize our product candidates or may have to cease some of our business operations as a result of patent infringement claims, which could materially harm our business. We cannot guarantee that our products or technologies will not conflict with the intellectual property rights of others.
      If we need to redesign our products to avoid third party patents, we may suffer significant regulatory delays associated with conducting additional studies or submitting technical, cell culturing, manufacturing or other information related to any redesigned product and, ultimately, in obtaining regulatory approval. Further, any such redesigns may result in less effective and/or less commercially desirable products if the redesigns are possible at all.
      Additionally, any involvement of us in litigation in which we or our licensors are accused of infringement may result in negative publicity about us or our products, injure our relations with any then-current or prospective customers and marketing partners and cause delays in the commercialization of our products.
If we are not able to protect and control unpatented trade secrets, know-how and other technological innovation, we may suffer competitive harm.
      In addition to patented intellectual property, we also rely on unpatented technology, trade secrets, confidential information and proprietary know-how to protect our technology and maintain our competitive position, especially when we do not believe that patent protection is appropriate or can be obtained. Trade secrets are difficult to protect. In order to protect proprietary technology and processes, we rely in part on confidentiality and intellectual property assignment agreements with our employees, consultants and others. These agreements generally provide that the individual must keep confidential and not disclose to other parties any confidential information developed or learned by the individual during the course of the individual’s relationship with us except in limited circumstances. These agreements generally also provide that we shall own all inventions conceived by the individual in the course of rendering services to us. These agreements may not effectively prevent disclosure of confidential information or result in the effective assignment to us of intellectual property, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information or other breaches of the agreements. In addition, others may independently discover trade secrets and proprietary information that have been licensed to us or that we own, and in such case we could not assert any trade secret rights against such party. Enforcing a claim that a party illegally obtained and is using trade secrets that have been licensed to us or that we own is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. Costly and time-consuming litigation could be necessary to seek to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could have a material adverse effect on our business. Moreover, some of our academic institution licensors, collaborators and scientific advisors have rights to publish data and information to which we have rights. If we cannot maintain the confidentiality of our technologies and other confidential information in connection with our collaborations, our ability to protect our proprietary information or obtain patent protection in the future may be impaired, which could have a material adverse effect on our business.
Other Risks Related to Our Business
Our operations are consolidated primarily in one facility. A disaster at this facility is possible and could result in a prolonged interruption of our business.
      All of our administrative operations and substantially all of our U.S. cell culturing operations are located at our facilities in Sunrise, Florida. Our business is and will continue to be influenced by local economic, financial and other conditions affecting the South Florida area. This may include prolonged or severe inclement weather in the South Florida area or a catastrophic event such as a hurricane, tropical storm or tornado, all of which are common events in Florida. In 2005, two named storms made landfall in the South Florida area. Hurricane and tropical storm damage could adversely affect our financial condition in a number of ways. Although we have a back-up generator and fuel tank capable of powering our offices for an estimated five to seven days in the event of a power outage, damage to our offices, road inaccessibility, flooding and employee dislocation could result in our inability to advance our research efforts or provide cell culturing services, temporary closure and the inability of our employees to report for work.
We depend on attracting and retaining key management and scientific personnel and the loss of these personnel could impair the development of our products candidates.
      Our success depends on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel and on our ability to develop and maintain important relationships with academic institutions, clinicians and scientists. In March 2007, we hired Mr. William M. Pinon to serve as our President and Chief Executive Officer and appointed Mr. Howard J. Leonhardt, who served as our Chief Executive Officer from inception until March 2007, as our Executive Chairman and Chief Technology Officer. We are highly dependent upon our senior scientific staff, many of whom have developed very specialized expertise in their position. The loss of services of one or more members of our senior scientific staff could significantly delay or prevent the successful completion of our clinical trials or commercialization of our product candidates. The employment of each of our employees with us is “at will,” and each employee can terminate his or her employment with us at any time. We do not have a succession plan in place for any of our officers and key employees. Although we are seeking to secure “key person” insurance on Mr. Leonhardt and Mr. Pinon, we do not carry insurance on any of our other key employees and, accordingly, their death or disability may have a material adverse effect on our business.
      The competition for qualified personnel in the life sciences field is intense. We will need to hire additional personnel, including regulatory and sales personnel, as we continue to expand our development activities. We may not be able to attract and retain quality personnel on acceptable terms given our geographic location and the competition for such personnel among life sciences, biotechnology, pharmaceutical and other companies. If we are unable to attract new employees and retain existing employees, we may be unable to continue our development and commercialization activities and our business may be harmed.
If we acquire other businesses and technologies our performance may suffer.
      If we are presented with opportunities, we may seek to acquire additional businesses and/or technologies. The acquisition of businesses and technologies may require significant expenditures and management resources that could otherwise be available for development of other aspects of our business and, despite the expenditures and use of resources, we may not immediately seek to further develop such technologies or seek to develop such technologies at all. In the past, we have expended resources to acquire rights to future product candidates which we have not chosen to develop to date as we have focused our efforts on the development of our lead product candidate. Future acquisitions may require the issuance of additional shares of stock or other securities which would further dilute your investment or the incurrence of additional debt and liabilities which could create additional expenses, any of which may negatively impact our financial results and result in restrictions on our business that may harm our future outlook and cause our stock price to decline.
We may not be able to effectively manage our future growth.
      If we are able to commercialize one or more of our product candidates, we may not be able to manage future growth following such commercialization because:

•	we may be unable to effectively manage our personnel and financial operations;

•	we may be unable to hire or retain key management and staff; and

•	commercial success may stimulate competitive challenges that we may be unable to meet, resulting in declining market share and sales of our products.

      Although certain members of our management team have prior experience in successfully developing, seeking regulatory approval for and commercializing medical products, we have never successfully developed, obtained regulatory approval for and commercialized any drug, device or therapy or operated our business outside of the development stage and our ability to successfully do so is unproven. Any inability to manage our growth effectively could adversely affect our business.
Expansion into international markets is important to our long-term success, and our inexperience in operations outside the United States increases the risk that our international operations may not be successful.
      We believe that our future growth depends on obtaining regulatory approvals to sell our product candidates in foreign countries and our ability to sell our product candidates in those countries. It is our intention to initially seek regulatory approval of MyoCell in certain countries in Europe. We and our management team have only limited experience with operations outside the United States. We believe that many of the risks we face in the United States are heightened in international markets because, among other things, our existing management team has devoted the vast majority of their professional careers to businesses located in the United States. As a result, our management team may be more likely than their European counterparts to inaccurately assess, estimate or project:

•	whether the foreign regulatory authorities will require, among other things, additional testing and different clinical designs than the FDA;

•	the amount, type and relative statistical significance of the safety and efficacy data that the foreign regulatory authorities will require prior to granting regulatory approval of our product candidates;

•	which countries will adopt reimbursement policies that are favorable to us;

•	the number of patients that will be eligible to use MyoCell if it ever receives regulatory approval; and

•	subject to regulatory approval of our product candidates, whether the international marketplace will accept our product candidates.
      In addition, our goal of selling our products into international markets will require management attention and resources and is subject to inherent risks, which may adversely affect us, including:

•	unusual or burdensome foreign laws or regulations and unexpected changes in regulatory requirements, including potential restrictions on the transfer of funds;

•	no or less effective protection of our intellectual property;

•	foreign currency risks;

•	political instability, including adverse changes in trade policies between countries in which we may maintain operations; and

•	longer accounts receivable payment cycles and difficulties in collecting payments.
      These factors and other factors could adversely affect our ability to execute our international marketing strategy or otherwise have a material adverse effect on our business.
Because we have operated as a private company, we have no experience complying with public company obligations. Compliance with these requirements will increase our costs and require additional management resources, and we may still fail to comply.
      We will incur significant additional legal, accounting, insurance and other expenses as a result of being a public company that we have not incurred as a private company. For example, laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and rules related to corporate governance and other matters subsequently adopted by the Securities and Exchange Commission, or the SEC, and the NASDAQ Global Market will result in substantially increased costs to us, including legal and accounting costs, and may divert our management’s attention from other matters that are important to our business. These rules and any related regulations that may be proposed in the future will likely make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these laws, rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We cannot predict or estimate the amount of the additional costs we may incur, but we expect our operating results will be adversely affected by the costs of operating as a public company.
Our internal control over financial reporting may be insufficient to detect in a timely manner misstatements that could occur in our financial statements in amounts that may be material.
      In connection with the audit of our financial statements for the year ended December 31, 2005, we identified a significant deficiency in our internal control over financial reporting which constituted a material weakness. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The significant deficiency related to our year-end closing methodologies and was based on the number and size of year-end adjustments we recorded. As of December 31, 2006, our management determined that this material weakness and significant deficiency was remedied through, among other things, our addition of a chief financial officer and a corporate controller. We may still experience material weaknesses and significant deficiencies in the future, which, if not remediated, may render us unable to prevent or detect in a timely manner material misstatements that could occur in our monthly or interim financial statements.
Failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business.
      As a public company, within the next 24 months, we will be required to document and test our internal financial control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which will require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent auditors that both addresses management’s assessments and provides for the independent auditor’s assessment of the effectiveness of our internal control over financial reporting. During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet our deadline for compliance with Section 404, and we may also identify inaccuracies or deficiencies in our financial reporting that could require revisions to or restatement of prior period results. Testing and maintaining internal control over financial reporting also will involve significant costs and can divert our management’s attention from other matters that are important to our business. We may not be able to conclude on an ongoing basis that our internal control over financial reporting is effective in accordance with Section 404, and our independent registered public accounting firm may not be able or willing to issue a favorable assessment of our conclusions. Failure to achieve and maintain an effective internal control environment could harm our operating results and could cause us to fail to meet our reporting obligations and could require that we restate our financial statements for prior periods, any of which could cause investors to lose confidence in our reported financial information and cause a decline, which could be material, in the trading price of our common stock.
We face intense competition in the biotechnology and healthcare industries.
      We face, and will continue to face, intense competition from pharmaceutical, biopharmaceutical, medical device and biotechnology companies developing heart failure treatments both in the United States and abroad, as well as numerous academic and research institutions, governmental agencies and private organizations engaged in drug discovery activities or funding both in the United States and abroad. We also face competition from entities and healthcare providers using more traditional methods, such as surgery and pharmaceutical regimens, to treat heart failure. We believe there are a substantial number of heart failure products under development by numerous pharmaceutical, biopharmaceutical, medical device and biotechnology companies, and it is likely that other competitors will emerge. We are also aware of several competitors developing cell- based therapies for the treatment of heart damage, including MG Biotherapeutics, LLC (a joint venture between Genzyme Corporation and Medtronic, Inc.), Mytogen, Inc., Baxter International, Inc., Osiris Therapeutics, Inc., Viacell, Inc., Cytori Therapeutics, Inc. and potentially others. We also recognize that there may be competitors and competing technologies, therapies and/or products that we are not aware of.
      These third parties also compete with us in recruiting and retaining qualified personnel, establishing clinical trial sites and registering patients for clinical trials, as well as acquiring or licensing intellectual property and technology. Many competitors have more experience than we do in research and development, marketing, cell culturing, manufacturing, preclinical testing, conducting clinical trials, obtaining FDA and foreign regulatory approvals and marketing approved products. The competitors, some of which have their own sales and marketing organizations, have greater financial and technical resources than we do and may be better equipped than we are to sell competing products, obtain patents that block or otherwise inhibit our ability to further develop and commercialize our product candidates, obtain approvals from the FDA or other regulatory agencies for products more rapidly than we do, or develop treatments or cures that are safer or more effective than those we propose to develop. In addition, academic institutions, governmental agencies, and other public and private organizations conducting research in the field of heart damage may seek patent protection with respect to potentially competitive products or technologies and may establish exclusive collaborative or licensing relationships with our competitors.
      MyoCell is a clinical therapy designed to be utilized at least a few months after a patient has suffered heart damage. Our competitors may discover technologies and techniques for the acute treatment of heart failure, which, if successful in treating heart failure shortly after its occurrence, may reduce the market size for treatments for chronic heart damage, including MyoCell.
Our industry is subject to rapid technological change.
      Our industry is subject to rapid technological change and our cellular-based therapies involve new and rapidly developing technology. Our competitors may discover and develop new technologies and techniques, or enter into partnerships with collaborators in order to develop, competing products that are more effective or less costly than the product candidates we hope to secure regulatory approval for. In light of the industry’s limited experience with cell-based therapies and the dedication of significant resources to a better understanding of this field, we expect these cell-based technologies to undergo significant change in the future. For example, some of our competitors are exploring whether the use of cells, other than myoblasts, is safer or more effective than MyoCell. If there is rapid technological development or new product introductions, our current and future product candidates or methods may become obsolete or noncompetitive before or after we commercialize them.
We have a contingent liability under California law due to our issuances of some securities that may have violated California securities laws.
      We believe that we may have issued options to purchase common stock to certain of our employees, directors and consultants in California in violation of the registration or qualification provisions of applicable California securities laws. As a result, we intend to make a rescission offer to these persons pursuant to a registration statement we expect to file after this offering under the Securities Act of 1933, as amended, or the Securities Act, and pursuant to California securities laws. We will make this offer to all persons who have a continuing right to rescission, which we believe to include two persons. In the rescission offer, in accordance with California law, we will offer to repurchase all options issued to these persons at 77% of the option exercise price times the number of option shares, plus interest at the rate of 7% from the date the options were granted. Based upon the number of options that may be subject to rescission as of January 1, 2008, assuming that all such options are tendered in the rescission offer, we estimate that our total rescission liability would be up to approximately $350,000. However, as we believe there is only a remote likelihood the rescission offer will be accepted by any of these persons in an amount that would result in a material expenditure by us, no liability has been recorded in our financial statements.

Risks Related to This Offering
There is no prior public market for our stock. Our stock price may be volatile and you may be unable to sell your shares at or above the offering price.
      There previously has been no public market for our common stock. The initial public offering price for our shares was determined by negotiations between us and representatives of the underwriters and does not purport to be indicative of prices that will prevail in the trading market. The market price of our common stock could be subject to wide fluctuations in response to many risk factors described in this section and other matters, including:

•	publications of clinical trial results by clinical investigators or others about our products and competitors’ products and/or our industry;

•	changes by securities analysts in financial estimates of our operating results and the operating results of our competitors;

•	publications of research reports by securities analysts about us, our competitors or our industry;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	actual or anticipated fluctuations in our quarterly or annual operating results;

•	retention and departures of key personnel;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	the passage of legislation or other regulatory developments affecting us or our industry;

•	speculation in the press or investment community; and

•	natural disasters, terrorist acts, acts of war or periods of widespread civil unrest.
      Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies, especially life sciences and pharmaceutical companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions, may negatively affect the market price of our common stock. As a result, the market price of our common stock is likely to be similarly volatile and investors in our common stock may experience a decrease, which could be substantial, in the value of their stock. In the past, many companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could have a material adverse effect on our business.
Our existing shareholders, including Mr. Leonhardt, have significant control of our management and affairs, which they could exercise against your best interests.
      Immediately following the completion of this offering, based on shares outstanding as of January 1, 2008, our executive officers and directors and persons and entities that were our shareholders prior to this offering will beneficially own an aggregate of approximately 93.0% of our outstanding common stock, or approximately 92.1% of our outstanding common stock if the underwriters’ over-allotment option is exercised in full.
      In particular, Mr. Leonhardt, our Executive Chairman and Chief Technology Officer will own approximately 31.9% of our outstanding common stock immediately following this offering, or approximately 31.6% of our outstanding common stock if the underwriters’ over-allotment option is exercised in full, in each case based on shares outstanding as of January 1, 2008.

      Since our inception, Mr. Leonhardt has, at various times, provided us with financial support, including by:

•	providing a $3.3 million limited personal guarantee of the Bank of America Loan and pledging securities accounts with Bank of America to back-up this limited personal guarantee;

•	providing a personal guarantee of our obligations under the lease for our facilities in Sunrise, Florida; and

•	providing a personal guarantee of our corporate credit cards.
      We anticipate that we may continue to enter into transactions with Mr. Leonhardt in the future. Although we believe that all prior transactions with Mr. Leonhardt were on terms no less favorable to us than could have been obtained from unaffiliated third parties, there can be no assurances that future transactions or arrangements between us and Mr. Leonhardt will be advantageous to us, that conflicts of interest will not arise with respect to such transactions or arrangements, or that if such conflicts arise, they will be resolved in a manner favorable to us.
      The following transactions or events, among others, could increase Mr. Leonhardt’s direct or indirect influence over our management by increasing his ownership of our common stock and otherwise:

•	Mr. Leonhardt could purchase additional shares of our common stock pursuant to the exercise of outstanding warrants and options;

•	Mr. Leonhardt could purchase additional shares of our common stock in the secondary market;

•	Mr. Leonhardt could receive additional options to purchase shares of our common stock in his capacity as a director, our Executive Chairman and/or Chief Technology Officer; and

•	upon our request, Mr. Leonhardt could agree to accept shares of common stock and/or other securities, rights or privileges as payment in kind for obligations we owe to him under various existing and/or future obligations.
      For instance, since we do not intend to use the proceeds of this offering to repay the Bank of America Loan, we anticipate that we might offer common stock or other securities to satisfy our various obligations to Mr. Leonhardt and various other guarantors of the Bank of America Loan. We cannot predict the terms, if any, upon which Mr. Leonhardt would agree to accept such securities.
      As a result of his current holdings of our common stock, Mr. Leonhardt currently has, and could continue to have, a significant influence over the outcome of all corporate actions requiring shareholder approval, including the election of directors. This concentration of ownership in the hands of management or Mr. Leonhardt may have the effect of delaying or preventing a change of control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if such a change of control would benefit our other shareholders.
An active trading market for our common stock may not develop.
      This is our initial public offering of common stock, and prior to this offering there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the representatives of the underwriters. Although we have applied to have our common stock approved for quotation on the NASDAQ Global Market, an active trading market for our common stock may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for our common stock.

If you purchase shares of common stock sold in this offering, you will experience immediate and substantial dilution. You may also experience dilution in the future.
      The initial public offering price per share is substantially higher than the net tangible book value per share immediately after the offering. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. Assuming an offering price of $7.00, the midpoint of the range set forth on the cover of this prospectus, you will incur immediate and substantial dilution of $6.79 in the net tangible book value per share of the common stock from the price you paid. We also have outstanding stock options to purchase 2,170,080 shares of our common stock at a weighted average exercise price of $5.33 per share as of the end of the third quarter of 2007 and outstanding warrants to purchase 2,149,903 shares of our common stock at a weighted average exercise price of $7.51 per share as of the end of the third quarter of 2007. To the extent that options and warrants with an exercise price less than the initial public offering price are exercised, there will be further dilution.
      Under certain of our patent license agreements, including our license agreements with Cell Transplants International and the Cleveland Clinic, we are required to make certain large milestone payments upon our achievement of certain development and commercialization objectives. We may be required to or, to the extent we do not have the cash resources necessary to satisfy our obligations may seek to, issue shares or other securities in satisfaction of our financial obligations under these license agreements. To the extent we issue shares at a price per share less than the initial public offering price per share, you will incur dilution in the net tangible book value per share.
Following this offering, a substantial number of our shares of common stock will become available for sale in the public market, which may cause the market price of our stock to decline.
      Sales of our common stock in the public market following this offering, or the perception that those sales may occur, could cause the market price of our common stock to decline. Immediately upon completion of this offering, we will have 14,347,138 outstanding shares of common stock based on shares outstanding as of January 1, 2008. In general, the shares sold in this offering will be freely tradable without restriction, assuming they are not held by our affiliates. The remaining 13,347,138 shares of common stock outstanding after this offering will be available for sale in the public markets, pursuant to Rule 144 or Rule 701 under the Securities Act, although 8,022,792 shares held by our directors, officers and greater than 1% shareholders are subject to a 180 day lock-up period following the completion of this offering (subject to extension for up to an additional 34 days under limited circumstances as described under “Underwriting”).
      In addition, we intend to file one or more registration statements to register shares of common stock subject to outstanding stock options and warrants and common stock reserved for issuance under our Officers and Employees Stock Option Plan and Directors and Consultants Stock Option Plan. We expect these additional registration statements to become effective immediately upon filing.
      Furthermore, immediately after completion of this offering, the holders of 13,006 shares of our outstanding common stock will also have the right to require that we register those shares under the Securities Act on several occasions and will also have the right to include those shares in any registration statement we file with the SEC, subject to exceptions, which would enable those shares to be sold in the public markets, subject to the restrictions under lock-up agreements referred to above.
      Any or all shares subject to the lock-up agreements may be released, without notice to the public, for sale in the public markets prior to expiration of the lock-up period at the discretion of Merriman Curhan Ford & Co.
Our management has broad discretion in the use of the net proceeds from this offering and may not use them effectively.
      As of the date of this prospectus, we cannot specify with certainty the amount of net proceeds from this offering that we will spend on particular uses. Although our management currently intends to use the net proceeds in the manner described in “Use of Proceeds,” it will have broad discretion in the application of the net proceeds. The failure by our management to apply these funds effectively could adversely affect our ability to continue to maintain and expand our business.
Anti-takeover provisions of Florida law, our articles of incorporation and our bylaws may prevent or delay an acquisition of us that shareholders may consider favorable or attempts to replace or remove our management that could be beneficial to our shareholders.
      Our articles of incorporation and bylaws contain provisions, such as the right of our directors to issue preferred stock from time to time with voting, economic and other rights superior to those of our common stock without the consent of our shareholders, all of which could make it more difficult for a third party to acquire us without the consent of our board of directors. In addition, our bylaws impose restrictions on the persons who may call special shareholder meetings. Furthermore, the Florida Business Corporation Act contains an “affiliated transaction” provision that prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an “interested shareholder” unless, among others, (i) the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder; (ii) the interested shareholder has owned at least 80% of the corporation’s outstanding voting shares for at least five years; or (iii) the transaction is approved by the holders of two-thirds of the corporation’s voting shares other than those owned by the interested shareholder. An interested shareholder is defined as a person who together with affiliates and associates beneficially owns more than 10% of the corporation’s outstanding voting shares. The Florida Business Corporation Act also prohibits the voting of shares in a publicly-held Florida corporation that are acquired in a “control share acquisition” unless the holders of a majority of the corporation’s voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition or unless the acquisition is approved by the corporation’s Board of Directors. These provisions may have the effect of delaying or preventing a change of control of our company even if this change of control would benefit our shareholders.
We do not intend to pay cash dividends on our common stock in the foreseeable future and, accordingly, capital appreciation of our common stock, if any, will be a shareholder’s sole source of gain from an investment in our common stock.
      Our policy is to retain earnings to provide funds for the operation and expansion of our business and, accordingly, we have never declared or paid any cash dividends on our common stock or other securities and do not currently anticipate paying any cash dividends in the foreseeable future. Consequently, shareholders will need to sell shares of our common stock to realize a return on their investments, if any and this capital appreciation, if any, will be a shareholder’s sole source of gain from an investment in the common stock. The declaration and payment of dividends by us are subject to the discretion of our Board of Directors and the restrictions specified in our articles of incorporation and by applicable law. In addition, under the terms of the BlueCrest Loan, we are restricted from paying cash dividends to our shareholders while this loan is outstanding. Any future determination to pay cash dividends will depend on our results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant by our Board of Directors.
Our common stock may be considered a “penny stock,” and thereby be subject to additional sale and trading regulations that may make it more difficult to sell.
      Our common stock, which is not currently listed or quoted for trading, may be considered to be a “penny stock” if it does not qualify for one of the exemptions from the definition of “penny stock” under Section 3a51-1 of the Securities Exchange Act of 1934, as amended, or the Securities Exchange Act, once, and if, it starts trading. Our common stock may be a “penny stock” if it meets one or more of the following conditions (i) the stock trades at a price less than $5.00 per share; (ii) it is not traded on a “recognized” national exchange or (iii) it is not quoted on the Nasdaq Global Market, or even if so, has a price less than $5.00 per share.

      The principal result or effect of being designated a “penny stock” is that securities broker-dealers participating in sales of our common stock will be subject to the “penny stock” regulations set forth in Rules 15-2 through 15g-9 promulgated under the Securities Exchange Act. For example, Rule 15g-2 requires broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document at least two business days before effecting any transaction in a penny stock for the investor’s account. Moreover, Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult and time consuming for holders of our common stock to resell their shares to third parties or to otherwise dispose of them in the market or otherwise.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus may contain forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. Any such forward-looking statements would be contained principally in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities and the effects of regulation. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “hopes,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions.
      The forward-looking statements in this prospectus include, among other things, statements about:

•	the initiation and completion of clinical trials;

•	the announcement of data concerning the results of clinical trials for MyoCell;

•	our estimates regarding future revenues and timing thereof, expenses, capital requirements and needs for additional financing;

•	our ongoing and planned discovery programs, preclinical studies and additional clinical trials;

•	the timing of and our ability to obtain and maintain regulatory approvals for our product candidates;

•	the rate and degree of market acceptance and clinical utility of our products;

•	our ability to quickly and efficiently identify and develop product candidates;

•	our commercialization, marketing and manufacturing capabilities and strategy; and

•	our intellectual property position.
      Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We discuss many of these risks in greater detail in “Risk Factors.” Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which the prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.
      Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. The forward-looking statements contained in this prospectus are not eligible for the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended.

USE OF PROCEEDS
      Based upon an assumed initial public offering price of $7.00 per share (the mid-point of the range set forth on the cover page of this prospectus):

•	we estimate that our net proceeds from the sale of shares of our common stock in this offering, after deducting underwriting discounts and commissions and estimated offering costs of approximately $4.3 million payable by us, will be approximately $2.7 million (or $3.6 million if the underwriters exercise their over-allotment option in full);

•	we expect to generate approximately $5.5 million of cash proceeds from this offering (or $6.5 million if the underwriters exercise their over-allotment in full), which is approximately $2.8 million greater than the estimated net proceeds of this offering due to our prior payment of $2.8 million of various offering expenses as of January 1, 2008.

      A $1.00 increase (decrease) in the assumed initial public offering price of $7.00 per share would increase (decrease) the net proceeds and cash generated by this offering by $0.9 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts, commissions and expenses.
      We intend to use the cash proceeds of this offering to fund the growth of our business, including:

•	approximately $3.1 million to commence full scale enrollment in the MARVEL Trial;

•	approximately $900,000 for the repayment of a portion of principal and accrued interest on the BlueCrest Loan; and

•	approximately $150,000 for projected payments pursuant to our license agreements.
      We intend to use the balance of the proceeds for general corporate purposes.
      The $3.1 million listed above, when aggregated with approximately $3.5 million of cash currently held, is expected to be sufficient to fund enrollment, randomization and treatment of approximately 130 of the 330 patients in the MARVEL Trial. We believe we will need to raise, in addition to the cash proceeds of this offering, at least $9.7 million to finance the completion of the MARVEL Trial.
      The enumerated uses of the proceeds of this offering described above include all the offering proceeds we expect to utilize to make payments under our existing license agreements, collaborative agreements, partnerships and joint ventures. We do not have any agreements or understandings relating to the acquisition of technologies or businesses or the establishment of new partnerships or joint ventures with respect to which we anticipate using the proceeds of this offering.
      The amounts and timing of our actual expenditures may vary significantly from our expectations depending upon numerous factors, including our results of operation, financial condition and capital requirements. Accordingly, we will retain the discretion to allocate the net proceeds of this offering among the identified uses described above, and we reserve the right to change the allocation of the net proceeds among the uses described above. Pending their use, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.
      The proceeds of the $5 million BlueCrest Loan, which bears interest at the rate of 12.85% and which is scheduled to mature in May 2010, are anticipated to be used for general corporate purposes. The BlueCrest Loan is secured by a first priority security interest in all of our assets, excluding our intellectual property but including the proceeds from any sale of our intellectual property.

DIVIDEND POLICY
      Our policy is to retain earnings to provide funds for the operation and expansion of our business and, accordingly, we have never declared or paid any cash dividends on our common stock or other securities and do not currently anticipate paying any cash dividends in the foreseeable future. Consequently, shareholders will most likely need to sell shares of our common stock to realize a return on their investments, if any and this capital appreciation, if any, will be a shareholder’s sole source of gain from an investment in the common stock. The declaration and payment of dividends by us are subject to the discretion of our Board of Directors and the restrictions specified in our articles of incorporation and by applicable law. In addition, under the terms of the BlueCrest Loan, we are restricted from paying cash dividends to our shareholders while this loan is outstanding. Any future determination to pay cash dividends will depend on our results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant by our Board of Directors.

CAPITALIZATION
      The following table presents our cash and cash equivalents and our capitalization as of September 30, 2007:

•	on an actual basis; and

•	on a pro forma basis to give effect to the sale by us of shares of our common stock at an assumed initial public offering price of $7.00 per share, the mid-point of the range set forth on the cover page of this prospectus, and the receipt of net proceeds of this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $7.00 per share would increase (decrease) each of cash and cash equivalents, working capital, total assets and total shareholders’ equity by approximately $0.9 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
      The pro forma information below is illustrative only and our capitalization table following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with the sections of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

	As of
	September 30, 2007

	Actual	Pro Forma

	(In thousands, except
	share numbers)
	(Unaudited)
Cash and cash equivalents	$9,466	$14,231
Note payable — long term	3,381	3,381
Shareholders’ equity:
Preferred stock ($0.001 par value): 5,000,000 shares authorized, actual and pro forma; none issued and outstanding, actual and pro forma	$—	$—
Common stock ($0.001 par value): 50,000,000 shares authorized, actual and pro forma; 13,333,345 shares issued and outstanding, actual; 14,333,345 shares issued and outstanding, pro forma	13	14
Additional paid-in capital	76,083	78,743
Deficit accumulated during the development stage	(73,718)	(73,718)

Total shareholders’ equity	2,379	5,039

Total capitalization	$5,760	$8,420

      The table above excludes as of September 30, 2007:

•	an aggregate of 2,170,080 shares of common stock issuable upon exercise of outstanding options under our stock option plans, with a weighted average exercise price of $5.33 per share;

•	an aggregate of 901,096 additional shares of common stock reserved for future awards under our stock option plans; and

•	an aggregate of 2,149,903 shares of common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $7.51 per share.
      From October 1, 2007 through January 1, 2008, we issued options to purchase an aggregate of 6,800 shares of our common stock with an exercise price of $8.47 per share and warrants to purchase 101,933 shares of our common stock with an exercise price of $7.69 per share. We also issued, in this same period, an aggregate of 13,514 shares of our common stock upon the exercise of options with an exercise price of $5.67 per share and 279 shares in lieu of issuing fractional shares in connection with the reverse stock split.

DILUTION
      If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma net tangible book value per share of our common stock after completion of this offering.
      Our net negative tangible book value as of September 30, 2007 was approximately $2.7 million, or approximately $0.20 per share of our common stock. Net tangible book value per share is determined at any date by subtracting our total liabilities from our total tangible assets (total assets less intangible assets) and dividing the difference by the number of our shares of common stock deemed to be outstanding at that date. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering.
      After giving effect to the sale of 1,000,000 shares offered by us in this offering at an assumed initial public offering price of $7.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and our estimated offering expenses, our pro forma net tangible book value as of September 30, 2007 would have been approximately $3.0 million, or approximately $0.21 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $0.41 per share to existing shareholders and an immediate dilution in pro forma net tangible book value of $6.79 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$7.00
Net negative tangible book value per share as of September 30, 2007	$(0.20)
Pro forma increase in net tangible book value per share attributable to this offering	$0.41

Pro forma net tangible book value per share after this offering		$0.21

Dilution per share to new investors		$6.79

      The following table summarizes as of September 30, 2007, the number of shares of our common stock purchased from us, the total consideration paid to us, and the average price per share paid to us by our existing shareholders and to be paid by new investors purchasing shares of our common stock in this offering based on an assumed public offering price of $7.00 per share, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average
					Price per
	Number	Percentage	Amount	Percentage	Share

Existing shareholders	13,333,345	93.0%	$55,587,589	88.8%	$4.17
New investors	1,000,000	7.0%	7,000,000	11.2%	7.00

Total	14,333,345	100.0%	$62,587,589	100.0%	$4.37

      The number of shares of common stock outstanding in the table above is based on the number of shares outstanding as of September 30, 2007 and excludes:

•	an aggregate of 2,170,080 shares of common stock issuable upon exercise of outstanding options under our stock option plans, with a weighted average exercise price of $5.33 per share;

•	an aggregate of 901,096 additional shares of common stock reserved for future awards under our stock option plans; and

•	an aggregate of 2,149,903 shares of common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $7.51 per share.
      From October 1, 2007 through January 1, 2008, we issued options to purchase an aggregate of 6,800 shares of our common stock with an exercise price of $8.47 per share and warrants to purchase 101,933 shares of our common stock with an exercise price of $7.69 per share. We also issued, in this same period, an aggregate of 13,514 shares of our common stock upon the exercise of options with an exercise price of $5.67 per share and 279 shares in lieu of issuing fractional shares in connection with the reverse stock split.
      Because the weighted average exercise price of the outstanding options is below the anticipated offering price, investors purchasing common stock in this offering will suffer additional dilution when and if these options are exercised. See “Management — Our Stock Option Plans” for further information regarding our equity incentive plans.
      A $1.00 increase (decrease) in the assumed initial public offering price of $7.00 per share would increase (decrease) our pro forma net tangible book value by $0.9 million and the pro forma net tangible book value per share after completion of this offering by $0.06 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
      If the underwriters exercise their over-allotment option in full, the net tangible book value per share after completion of this offering would be $0.27 per share, the increase in net tangible book value per share to existing shareholders would be $0.47 per share and the dilution in net tangible book value to new investors would be $6.73 per share.

SELECTED CONSOLIDATED FINANCIAL DATA
      The following tables present selected consolidated historical financial data. We derived the selected consolidated statement of operations data for the years ended December 31, 2004, 2005 and 2006 and consolidated balance sheet data as of December 31, 2005 and 2006 from our audited financial statements and notes thereto that are included elsewhere in this prospectus. We derived the selected consolidated statement of operations data for the years ended December 31, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2002, 2003 and 2004 from our audited financial statements that do not appear in this prospectus. We derived the consolidated statement of operations data for the nine months ended September 30, 2006 and 2007 and the consolidated balance sheet data as of September 30, 2007 from our unaudited financial statements that are included elsewhere in this prospectus. The unaudited interim financial statements have been prepared on the same basis as our audited annual financial statements and, in our opinion, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the results of operations for the periods ended September 30, 2006 and 2007 and our financial condition as of September 30, 2007. The historical results are not necessarily indicative of the results to be expected for any future periods and the results for the nine months ended September 30, 2007 should not be considered indicative of results expected for the full fiscal year.

						Nine Months Ended
	Year Ended December 31,					September 30,

	2002	2003	2004	2005	2006	2006	2007

						(Unaudited)
	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$2	$46	$86	$135	$106	$106	$276
Cost of sales	—	30	46	87	73	63	52

Gross profit	2	16	40	48	33	43	224
Expenses:
Research and development	7,361	3,502	3,787	4,534	6,878	5,339	5,255
Marketing, general and administrative	1,946	2,523	1,731	2,831	6,372	5,680	2,522
Depreciation and amortization	—	31	34	46	91	46	139

Total expenses	9,307	6,056	5,552	7,411	13,341	11,065	7,916

Loss from operations	(9,305)	(6,040)	(5,512)	(7,363)	(13,308)	(11,022)	(7,692)
Net interest income (expense)	47	2	(7)	36	127	78	(1,513)

Loss before income taxes	(9,258)	(6,038)	(5,519)	(7,327)	(13,181)	(10,944)	(9,205)
Income taxes	—	—	—	—	—	—	—

Net loss	$(9,258)	$(6,038)	$(5,519)	$(7,327)	$(13,181)	$(10,944)	$(9,205)

Basic and diluted net loss per share	$(1.54)	$(0.75)	$(0.60)	$(0.69)	$(1.10)	$(0.93)	$(0.70)

Weighted average shares outstanding — basic and diluted	6,007	8,022	9,189	10,653	12,015	11,773	13,165

	As of December 31,					As of
						September 30,
	2002	2003	2004	2005	2006	2007

						(Unaudited)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,231	$635	$182	$5,158	$5,025	$9,466
Working capital (deficit)	554	(784)	(2,000)	4,210	3,204	225
Total assets	2,540	921	729	5,869	6,508	15,904
Notes payable-current	—	—	—	—	—	6,619
Note payable-long term	—	—	—	—	—	3,381
Deficit accumulated during the development stage	(32,449)	(37,877)	(44,005)	(51,332)	(64,513)	(73,718)
Total shareholders’ equity (deficit)	788	(554)	(1,857)	4,586	4,311	2,379

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following discussion and analysis by our management of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in “Risk Factors.” Moreover, past financial and operating performances are not necessarily reliable indicators of future performance and you are cautioned in using our historical results to anticipate future results or to predict future trends.
Overview
      We are a biotechnology company focused on the discovery, development and, subject to regulatory approval, commercialization of autologous cell therapies for the treatment of chronic and acute heart damage. Our lead product candidate is MyoCell, an innovative clinical therapy designed to populate regions of scar tissue within a patient’s heart with muscle tissue for the purpose of improving cardiac function in chronic heart failure patients. Since our inception in August 1999, our principal activities have included:

•	developing and engaging in clinical trials of our lead product candidate, MyoCell, and our MyoCath product candidate;

•	expanding our pipeline of complementary product candidates through internal development and third party licenses;

•	expanding and strengthening our intellectual property position through internal programs and third party licenses; and

•	recruiting management, research and clinical personnel.
      Our principal objective is to become a leading company that discovers, develops and commercializes novel, autologous cell therapies, and related devices, for the treatment of heart damage. To achieve this objective, we plan to pursue the following key strategies:

•	obtain initial regulatory approval of MyoCell by targeting patients with severe heart damage;

•	obtain regulatory approval of MyoCell to treat patients with less severe heart damage;

•	continue to develop our pipeline of cell-based therapies and related devices for the treatment of chronic and acute heart damage;

•	develop our sales and marketing capabilities in advance of regulatory approval, if any;

•	continue to refine our MyoCell cell culturing processes to further reduce our costs and processing times;

•	expand and enhance our intellectual property rights; and

•	license, acquire and/or develop complementary products and technologies.
      We completed the MyoCell implantation procedure on the final patient in the SEISMIC Trial in July 2007. If the final SEISMIC Trial data is available in the first quarter of 2008 and is generally consistent with the interim data we intend to seek, in the second quarter of 2008, approval from various European regulatory bodies to market MyoCell to treat the Class III Subgroup.
      In November 2006, we submitted our amended IND application setting forth the proposed protocol for the MARVEL Trial to the FDA. As further amended, this study is planned to include 330 patients, including 110 controls, at 20 sites in the United States and Canada and up to 15 sites in Europe and Israel. In August

2007, we received clearance from the FDA to proceed with the MARVEL Trial and, on October 24, 2007, we completed the MyoCell implantation procedure on the first patient in the MARVEL Trial.
      We are a development stage company and our lead product candidate has not received regulatory approval or generated any material revenues and is not expected to until early 2009, if ever. We have generated substantial net losses and negative cash flow from operations since inception and anticipate incurring significant and increasing net losses and negative cash flows from operations for the foreseeable future as we continue clinical trials, undertake new clinical trials, apply for regulatory approvals, make capital expenditures, add information systems and personnel, make payments pursuant to our license agreements upon our achievement of certain milestones, continue development of additional product candidates using our technology, establish sales and marketing capabilities and incur the additional cost of operating as a public company. In particular, we expect that our research and development and general and administrative expenses will increase substantially from prior periods. As of September 30, 2007, our deficit accumulated during our development stage was approximately $73.7 million. From inception in August 1999 through September 30, 2007, we have financed our operations through private placements of our common stock in which we have raised an aggregate of $55.6 million and incurrence of debt, of which we currently have approximately $9.6 million of principal outstanding.
      We conduct operations in one business segment. We may organize our business into more discrete business units when and if we generate significant revenue from the sale of our product candidates. Substantially all of our revenue since inception has been generated in the United States, and the majority of our long-lived assets are located in the United States.
Financial Operations Overview

Revenues
      We have not generated any material revenues from our lead product candidate. The revenues we have recognized to date are related to (i) sales of MyoCath to ACS and other parties in connection with the testing of MyoCell, (ii) fees associated with our assignment to ACS of our rights relating to the primary patent covering MyoCath, or the Primary MyoCath Patent, (iii) revenues generated from a paid registry trial in Mexico and (iv) revenues generated for providing cell culturing services under an exclusive supply agreement.
      In June 2003, we entered into agreements with ACS pursuant to which we assigned to ACS our rights relating to the Primary MyoCath Patent, committed to deliver 160 units of MyoCath and sold other related intellectual property for aggregate consideration of $900,000. We initially recorded payments received by us pursuant to these agreements as deferred revenue. We are recognizing the $900,000 as revenue on a pro rata basis as the catheters are delivered.
      We do not anticipate that our revenues will materially increase unless and until our lead product candidate, MyoCell, receives regulatory approval. Our revenue may vary substantially from quarter to quarter and from year to year. We believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as indicative of our future performance.

Cost of Sales
      Cost of sales consists primarily of the costs associated with the production of MyoCath and the costs associated with the culturing of cells for paid registry trials and under an exclusive supply agreement.

Research and Development
      Our research and development expenses consist of costs incurred in identifying, developing and testing our product candidates. These expenses consist primarily of costs related to our clinical trials, the acquisition of intellectual property licenses and preclinical studies. We expense research and development costs as incurred.

      Clinical trial expenses include costs related to the culture and preparation of cells in connection with our clinical trials, costs of contract research, costs of clinical trial facilities, costs of delivery systems, salaries and related expenses for clinical personnel and insurance costs. Preclinical study expenses include costs of contract research, salaries and related expenses for personnel, costs of development biopsies, costs of delivery systems and costs of lab supplies.
      We are focused on the development of a number of autologous cell-based therapies, and related devices, for the treatment of heart damage. Accordingly, many of our costs are not attributable to a specifically identified product candidate. We use our employee and infrastructure resources across several projects, and we do not account for internal research and development costs on a product candidate by product candidate basis. From inception through September 30, 2007, we incurred aggregate research and development costs of approximately $50.6 million related to our product candidates. We estimate that at least $11.8 million and $20.1 million of these expenses relate to our preclinical and clinical development of MyoCell, respectively, and at least $1.8 million and $3.4 million of these expenses relate to our preclinical and clinical development of MyoCath, respectively.
      Clinical trials and preclinical studies are time-consuming and expensive. Our expenditures on current and future preclinical and clinical development programs are subject to many uncertainties. We generally test our products in several preclinical studies and then conduct clinical trials for those product candidates that we determine to be the most promising. As we obtain results from clinical trials, we may elect to discontinue or delay trials for some product candidates in order to focus our resources on more promising product candidates. Completion of clinical trials may take several years or more, but the length of time generally varies substantially according to the type, size of trial and intended use of the product candidate.
      Due to the risks inherent in the clinical trial process, development completion dates and costs vary significantly for each product candidate, are difficult to estimate and are likely to change as clinical trials progress. We currently estimate that, in addition to the costs we have incurred through September 30, 2007, it will cost us approximately $400,000 to complete the SEISMIC Trial and approximately $16.3 million to complete the MARVEL Trial.
      The cost of clinical trials may vary significantly over the life of a project as a result of a variety of factors, including the number of patients who participate in the clinical trials, the number of sites included in the clinical trials, the length of time required to enroll trial participants, the efficacy and safety profile of our product candidates and the costs and timing of and our ability to secure regulatory approvals.

Marketing, General and Administrative
      Our marketing, general and administrative expenses primarily consist of the costs associated with our general management and clinical marketing and trade programs, including, but not limited to, salaries and related expenses for executive, administrative and marketing personnel, rent, insurance, legal and accounting fees, consulting fees, travel and entertainment expenses, conference costs and other clinical marketing and trade program expenses.

Stock-Based Compensation
      Stock-based compensation reflects our recognition as an expense of the value of stock options and other equity instruments issued to our employees and non-employees over the vesting period of the options.
      We have granted to our employees options to purchase common stock at exercise prices equal to the fair market value of the underlying stock at the time of each grant, as determined by our Board of Directors, with input from management.
      We granted stock options in 2005, during the first two quarters of 2006 and during part of the third quarter of 2006 at an exercise price of $5.67 per share. In part of the third quarter of 2006 and the fourth quarter of 2006, we granted stock options at an exercise price of $7.69 per share. During the first nine months of 2007, we granted stock options at an exercise price of $8.47 per share.

      In valuing the common stock, our Board of Directors considered a number of factors, including, but not limited to:

•	our financial position and historical financial performance;

•	the illiquidity of our capital stock as a private company;

•	arm’s length sales of our common stock;

•	the development status of our product candidates;

•	the business risks we face;

•	vesting restrictions imposed upon the equity awards;

•	an evaluation and benchmark of our competitors; and

•	the prospects of a liquidity event, such as a public offering.
      A number of factors, including, but not limited to, our achievement of various clinical and operational milestones and an increase in the probability of our prospects for a liquidity event, contributed to increases in the fair value of our common stock as determined by our Board of Directors, from $5.67 to $7.69 in August 2006, from $7.69 to $8.47 in January 2007 and from $8.47 to our proposed offering price range. The following is a non-exhaustive summary of specific factors that contributed to changes in our Board’s determination of the fair value of our common stock:
      Change in Fair Value as of August 2006:

•	in June 2006, the manufacturing facility at which we anticipate culturing the vast majority of European MyoCell product inventory was opened;

•	in July 2006, we hired our current Chief Financial Officer, who commenced his employment in August 2006;

•	in July 2006, we acquired the exclusive right to negotiate with Tissue Genesis for an exclusive agreement to use, sell or lease the TGI 1200 and processes that use the TGI 1200 for the treatment of acute myocardial infarction and heart failure; and

•	in August 2006, we commenced a private placement pursuant to which we sold shares of our common stock primarily to unrelated third parties at a price per share of $7.69.
      Change in Fair Value as of January 2007:

•	in January 2007, interim results of the SEISMIC and MYOHEART Trials were presented by the lead investigators of such trials;

•	in December 2006, we entered into an agreement with Tissue Genesis for the exclusive right to use, sell or lease the TGI 1200 and processes that use the TGI 1200 for the treatment of acute MI and heart failure; and

•	in December 2006 and January 2007, our perceived prospects of completing an initial public offering improved as our efforts to file a registration statement appeared to progress.
      As of June 25, 2007, the date the Board last assessed the fair value of our common stock in connection with a grant of stock options, the Board’s determination of the fair value of our common stock had not materially changed since January 2007. The $8.47 exercise price of the options granted to our new Vice President of Financial Operations in July 2007 was established in an offer letter sent on June 11, 2007. While we had continued to achieve clinical and operational milestones, such as our hiring of our current Chief Executive Officer, the Board also considered our financial position, interim funding alternatives, delays we were experiencing in our efforts to conduct an initial public offering and the effect of potential future offering delays on our product development timelines.

Since June 25, 2007:

•	we have received clearance from the FDA to proceed with and commenced the MARVEL Trial;

•	we have announced additional interim results of the SEISMIC and MYOHEART Trials; and

•	our perception of our ability to complete and the likelihood of successfully completing an initial public offering has fluctuated considerably as a result of market conditions.
      At the date of each option grant, our Board of Directors determined that the exercise price for each option was equivalent to the fair value of our common stock on such date. Our Board of Directors believes it properly valued our common stock in all periods, although we understand that the judgments required in such efforts necessarily involve an element of subjectivity. Contemporaneous valuations of our common stock by an unrelated party were not obtained because we were focusing our financial resources on expanding our business, and believed that our Board of Directors had considerable experience in the valuation of emerging companies.
      In December 2006 and February 2007, as part of our preparation for this offering and our 2005 and 2006 year-end audits, management retrospectively analyzed the fair value of our common stock as of December 31, 2005, September 30, 2006 and December 31, 2006. In performing these analyses, management utilized both a discounted cash flow methodology and a market multiple methodology. In preparing the discounted cash flow analysis, the key assumptions included a discount rate between 48% and 49%, an annual growth rate between 4% and 5% and a marketability discount of 30%. As part of the market multiples analysis, management developed a list of 19 companies that were considered comparable to us, and derived appropriate valuation multiples based on financial statements and stock data from the comparable companies. Those valuation multiples were then used to determine an implied total-invested-capital value for our company. From this amount, management derived a per share value for our common stock and then discounted the value of our common stock using a marketability discount of 30%. Based in part upon these analyses, we believe that our prior valuations of our common stock during these periods are appropriate.
      During 2005, 2006 and the first nine months of 2007, we recognized stock-based compensation expense of $2.0 million, $4.8 million and $764,000, respectively. A substantial portion of the expense recognized in 2006 relates to our issuance of common stock, stock options and stock warrants to an employee as part of a settlement in August 2006. We intend to grant stock options and other stock-based compensation in the future and we may therefore recognize additional stock-based compensation in connection with these future grants. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”
Critical Accounting Policies
      This discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. While our critical accounting policies are described in Note 1 to our financial statements appearing elsewhere in this prospectus, we believe the following policies are important to understanding and evaluating our reported financial results:

Stock-Based Compensation
      Prior to January 1, 2006, we accounted for stock-based compensation arrangements with employees under the intrinsic value method specified in Accounting Principles Board Opinion No. 25, or APB No. 25. Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, established the use of the fair value based method of accounting for stock-based compensation arrangements, under which compensation cost is determined using the fair value of stock-based compensation determined as of the grant date, and is recognized over the periods in which the related services are rendered. SFAS No. 123 permitted companies to elect to continue using the intrinsic value accounting method specified in APB No. 25 to account for stock-based compensation related to option grants and stock awards to employees. In 2005, we elected to retain the intrinsic value based method for such grants and awards and disclosed the pro forma effect of using the fair value based method to account for our stock-based compensation in Note 1 to our financial statements. Option grants to non-employees are valued using the fair value based method prescribed by SFAS No. 123 and expensed over the period services are provided.
      In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123 (revised 2004) “Share-Based Payment,” or SFAS No. 123R. SFAS No. 123R eliminates, among other items, the use of the intrinsic value method of accounting and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements. SFAS No. 123R became effective for us as of January 1, 2006, resulting in an increase in our stock-based compensation expense. We expense amounts related to employee stock options granted after January 1, 2006 utilizing the Black-Scholes option pricing model to measure the fair value of stock options. We amortize the estimated fair value of employee stock option grants over the vesting period. Additionally, we are required to apply the provisions of SFAS No. 123R on a modified prospective basis to awards granted before January 1, 2006. Stock-based compensation expense for 2006 and future periods will include the unamortized portion of employee stock options granted prior to January 1, 2006. Our future equity-based compensation expense will also depend on the number of equity instruments granted and the estimated value of the underlying common stock at the date of grant.

Revenue Recognition
      Since inception, we have not generated any material revenues from our lead product candidate. In accordance with Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as amended by SEC Staff Accounting Bulletin No. 104, Revenue Recognition, our revenue policy is to recognize revenues from product sales and service transactions generally when persuasive evidence of an arrangement exists, the price is fixed or determined, collection is reasonably assured and delivery of product or service has occurred.
      We initially recorded payments received by us pursuant to our agreements with ACS as deferred revenue. Revenues are recognized on a pro rata basis as the catheters are delivered pursuant to those agreements.
      We have recorded as deferred revenue payments received by us pursuant to a clinical registry supply agreement entered into in August 2007 with BHK, Inc, or BHK. Revenues are recognized on a pro rata basis as the cell culturing services are provided. The costs associated with earning these revenues are expensed as incurred and are included in research and development in our statements of operations. In February 2005, we entered into a joint venture agreement with Bioheart Korea, Inc., BHK’s predecessor entity, pursuant to which we and Bioheart Korea agreed to create a joint venture company called Bioheart Asia Manufacturing. We agreed to contribute cash for an 18% equity interest in Bioheart Asia Manufacturing.

Research and Development Activities
      Research and development expenditures, including payments to collaborative research partners, are charged to expense as incurred. We expense amounts paid to obtain patents or acquire licenses as the ultimate recoverability of the amounts paid is uncertain.
Results of Operations
      We are a development stage company and our lead product candidate has not received regulatory approval or generated any material revenues and is not expected to until early 2009, if ever. We have generated substantial net losses and negative cash flow from operations since inception and anticipate incurring significant and increasing net losses and negative cash flows from operations for the foreseeable future as we continue clinical trials, undertake new clinical trials, apply for regulatory approvals, make capital expenditures, add information systems and personnel, make payments pursuant to our license agreements upon our achievement of certain milestones, continue development of additional product candidates using our technology, establish sales and marketing capabilities and incur the additional cost of operating as a public company. In particular, we expect that our research and development and marketing, general and administrative expenses will increase substantially from prior periods.

Comparison of Nine Months Ended September 30, 2007 and September 30, 2006

Revenues
      We recognized revenues of $275,000 in the nine months ended September 30, 2007, an increase of $169,000 from revenues of $106,000 in the nine months ended September 30, 2006. In June 2007, we delivered 30 MyoCath catheters to ACS pursuant to our agreement with them. In connection with these shipments, we recognized $191,000 of revenue and a corresponding decrease to deferred revenue. In the period, we also recognized revenue of $63,000 from the shipment of MyoCath catheters to parties other than ACS and $21,000 from cell culturing services.
      In the nine months ended September 30, 2006, our revenues were primarily generated from the delivery of MyoCath catheters to parties other than ACS and from cell culturing services in connection with the paid registry trial in Mexico.
      During the third quarter of 2007, we received an upfront payment of $103,000 pursuant to our clinical registry supply agreement with BHK. As of September 30, 2007, we had not completed all of the cell culturing services required by the agreement. Based on the amount of cell culturing services completed as of September 30, 2007, $82,000 of the upfront payment was recorded as deferred revenue, which will be recognized as revenues upon completion of the remaining cell culturing services.

Cost of Sales
      Cost of sales was $52,000 in the nine months ended September 30, 2007 as compared to $63,000 in the nine months ended September 30, 2006. The costs attributable to the catheters delivered in the first nine months of 2007 were slightly less than the costs attributable to the catheters delivered in the nine months ended September 30, 2006.

Research and Development
      Research and development expenses were $5.3 million in the nine months ended September 30, 2007, which was approximately the same as research and development expenses in the nine months ended September 30, 2006. Of the expenses incurred in the nine months ended September 30, 2007, approximately $2.1 million relates to the MYOHEART and SEISMIC Trials, approximately $1.1 million relates to start-up costs for the MARVEL Trial and approximately $685,000 relates to advanced research and business development.

Marketing, General and Administrative
      Marketing, general and administrative expenses were $2.5 million in the nine months ended September 30, 2007, a decrease of $3.2 million from marketing, general and administrative expenses of $5.7 million in the nine months ended September 30, 2006. The decrease in marketing, general and administrative expenses is primarily attributable to $3.3 million of stock based compensation recognized in the nine months ended September 30, 2006 related to equity instruments issued to a related party in connection with a settlement agreement. This decrease was partially offset by increases in legal fees, professional recruiting fees, salary expense for our Chief Financial Officer hired in August 2006 and our Chief Executive Officer hired in March 2007 and lease expenses for additional office space.

Interest Income
      Interest income consists of interest earned on our cash and cash equivalents. Interest income was $250,000 in the nine months ended September 30, 2007, compared to interest income of $78,000 in the nine months ended September 30, 2006. The increase in interest income was primarily attributable to higher cash balances in the nine months ended September 30, 2007 as compared to the corresponding period of 2006, primarily resulting from sales of our common stock in the third and fourth quarters of 2006 and the first quarter of 2007 and our receipt of $10.0 million of loan proceeds in June 2007.

Interest Expense
      Interest expense primarily consists of interest incurred on the principal amount of our outstanding loans, accrued fees payable to the Guarantors, the amortization of related deferred loan costs and the amortization of the fair value of warrants issued in connection with the loans.
      On June 1, 2007, we entered into the BlueCrest Loan and the Bank of America Loan, both in the principal amount of $5.0 million, with current interest rates of 12.85% and 9.25%, respectively. Interest incurred on the principal amount of the loans and accrued fees payable to the Guarantors totaled $471,000 in nine months ended September 30, 2007. Amortization of deferred loan costs and amortization of the fair value of warrants issued in connection with the loans totaled $1.3 million in the nine months ended September 30, 2007.
      As a result of the warrants issued in September and October 2007 to the Guarantors of the Bank of America Loan, interest expense is expected to significantly increase through January 2008 when the Bank of America Loan is due. This increase is due to the amortization of the fair value of the warrants over the term of the Bank of America Loan.

Comparison of Years Ended December 31, 2006 and December 31, 2005

Revenues
      Total revenues were $106,000 and $135,000 in 2006 and 2005, respectively. In 2006, we generated revenue primarily from $82,000 of sales of MyoCath and $20,000 from a paid registry trial in Mexico.

Cost of Sales
      Cost of sales was $73,000 in 2006 as compared to $87,000 in 2005. Our cost of sales in 2006 consisted primarily of $55,000 of costs associated with the production of MyoCath and $18,000 of costs associated with the culturing of cells for the paid registry trial in Mexico. The decrease in cost of sales in 2006 as compared to 2005 was primarily attributable to our decreased sales of MyoCath in 2006.

Research and Development
      Research and development expenses were $6.9 million in 2006, an increase of $2.4 million, or 51.7%, from research and development expenses of $4.5 million in 2005. Our increase in research and development expenses in 2006 was primarily attributable to $1.5 million of expenses recognized in connection with the licensing agreement with the Cleveland Clinic, stock-based compensation costs of $303,000 and increased clinical costs of $192,000. Approximately $2.7 million of the expenses incurred in 2006 were related to the MYOHEART Trial and the SEISMIC Trial, including $952,000 of fees paid to our clinical trial investigators, $632,000 of costs related to cell culturing and $576,000 of clinical site expenses.
      On February 1, 2006, we entered into a patent licensing agreement with the Cleveland Clinic pursuant to which we acquired worldwide exclusive licenses to five pending U.S. patent applications related to our MyoCell II with SDF-1 product candidate. Pursuant to this agreement, we paid Cleveland Clinic an upfront license fee of $250,000 and additional license fees of $1.25 million in 2006.

Marketing, General and Administrative
      Marketing, general and administrative expenses were $6.4 million in 2006, an increase of $3.6 million, or 125%, from marketing, general and administrative expenses of $2.8 million in 2005. The increase in marketing, general and administrative expenses during 2006 was primarily attributable to the $3.5 million of stock-based compensation costs related to the issuance of common stock, stock options and stock warrants to a related party pursuant to a settlement.

Total Net Interest Income
      Total net interest income was $127,000 in 2006 compared to total net interest income of $37,000 in 2005. The increase in total net interest income was primarily attributable to higher cash balances resulting from sales of our common stock received in the third and fourth quarters of 2006.

Loss from Operations
      In 2006, we incurred a loss from operations of $13.2 million, which was $5.9 million greater than the loss from operations incurred in 2005.

Comparison of Years Ended December 31, 2005 and December 31, 2004

Revenues
      Total revenues were $135,000 in 2005, an increase of $49,000 from total revenues of $86,000 in 2004. The increase in revenues is primarily attributable to sales of MyoCath to ACS in 2005.

Cost of Sales
      Cost of sales was $87,000 in 2005, an increase of $41,000 from cost of sales of $46,000 in 2004. The increase in cost of sales is primarily attributable to increased sales of MyoCath to ACS in 2005.

Research and Development
      Research and development expenses were $4.5 million in 2005, an increase of $700,000, or 18.4%, from research and development expenses of $3.8 million in 2004, primarily attributable to an increase in the number of patients participating in our clinical trials in 2005. Approximately $2.5 million of the expenses incurred in 2005 were related to the MYOHEART and SEISMIC Trials, including costs related to cell culturing, cell shipping, investigator fees, and clinical site expenses. Approximately $1.2 million of the expenses incurred in 2005 were related to our preclinical studies.

Marketing, General and Administrative
      Marketing, general and administrative expenses were $2.8 million in 2005, an increase of $1.1 million, or 64.7%, from marketing, general and administrative expenses of $1.7 million in 2004. The increase in marketing, general and administrative expenses was primarily due to stock-based compensation expense of $1.2 million in 2005 compared to $149,000 in 2004.

Total Net Interest Income
      Total net interest income was $37,000 in 2005 compared to total net interest expense of $7,000 in 2004.

Loss from Operations
      In the year ended December 31, 2005, we incurred a loss from operations of $7.3 million, which is $1.8 million greater than the loss from operations incurred in the year ended December 31, 2004.

Liquidity and Capital Resources
      In 2007, we continued to finance our considerable operational cash needs with cash generated from financing activities.
      Net cash used in operating activities was $6.9 million in the nine months ended September 30, 2007 as compared to $5.1 million of cash used in the nine months ended September 30, 2006.
      Our use of cash for operations in the first nine months of 2007 was primarily attributable to net losses of $9.2 million, an increase in prepaid expenses of $318,000 and an increase in inventory of $233,000. Partially offsetting these uses of cash were amortization of $1.1 million for the fair value of warrants issued in connection with the BlueCrest Loan and Bank of America Loan, stock based compensation of $685,000, an increase in accounts payable of $547,000 and an increase in accrued expenses of $252,000.
      Our use of cash for operations in the first nine months of 2006 was primarily attributable to net losses of $10.9 million, which was partially offset by stock based compensation of $4.3 million, including equity instruments issued in connection with a settlement agreement, an increase in accounts payable of $1.3 million and an increase in accrued expenses of $216,000.
      Net cash used in investing activities was $61,000 in the nine months ended September 30, 2007 as compared to $155,000 in the nine months ended September 30, 2006. All of the cash utilized in investing activities for the nine months ended September 30, 2007 and 2006 related to our acquisition of property and equipment.
      Net cash provided by financing activities was $11.4 million during the nine months ended September 30, 2007. In June 2007, we borrowed the BlueCrest Loan and the Bank of America Loan, each in the principal amount of $5.0 million. We also generated $4.0 million from our issuance of common stock. These sources of cash were partially offset by $1.9 million related to the payment of offering costs in connection with our planned initial public offering and $775,000 related to the payment of costs incurred in connection with our incurrence of the BlueCrest Loan and Bank of America Loan. Net cash provided by financing activities was $5.4 million during the nine months ended September 30, 2006, all of which was generated from our issuance of common stock.
      Net cash used in operating activities was $7.8 million in the year ended December 31, 2006 as compared to $5.8 million of cash used in the year ended December 31, 2005 and $5.0 million of cash used in the year ended December 31, 2004, primarily due to net losses of $13.2 million, $7.3 million and $5.5 million in 2006, 2005 and 2004, respectively.
      The cash used in the year ended December 31, 2006 was reduced by the following items:

•	$3.3 million of cash conserved by our issuance of equity instruments in lieu of cash in connection with a settlement agreement; and

•	$1.2 million of cash conserved by our issuance of stock-based compensation in lieu of cash compensation.
      Net cash used in investing activities was $203,000 in the year ended December 31, 2006 as compared to $326,000 in the year ended December 31, 2005 and $59,000 in the year ended December 31, 2004. All of the cash utilized in investing activities for 2006, 2005 and 2004 related to our acquisition of property and equipment.
      Net cash provided by financing activities was $7.9 million during the year ended December 31, 2006 as compared to $11.1 million of cash provided by financing activities in the year ended December 31, 2005 and $4.6 million of cash provided by financing activities in the year ended December 31, 2004. In 2006, we generated $8.1 million of cash from our issuance of common stock, which source of cash was partially offset by $224,000 related to the payment of deferred offering costs related to our planned initial public offering. Substantially all of the cash provided by financing activities from January 1, 2004 to December 31, 2006 has been generated from our issuance of common stock in various private placements. Since our inception in

August 1999 through December 31, 2006, we have received aggregate net proceeds of $51.6 million from these private placements.
      During 2006, we agreed to pay $153,000 in cash and issued equity instruments with a fair value of $3.3 million in connection with a settlement with one of our officers. We also issued common stock with a fair value of $100,000 and warrants with a fair value of $145,000 during this same period in exchange for distribution rights and licenses of intellectual property.
Existing Capital Resources and Future Capital Requirements
      At December 31, 2006 and September 30, 2007, we had cash and cash equivalents totaling $5.0 million and $9.5 million, respectively. Assuming that we secure $5.5 million of cash proceeds in connection with this offering, we believe that the cash proceeds together with our existing cash and cash equivalents will be sufficient to fund our currently budgeted cash needs for at least the next six months. We believe we will need to raise, in addition to the proceeds of this offering, at least $9.7 million of funds to finance the completion of the MARVEL Trial. We are seeking a number of grants to assist in the development of our product candidates.
      On May 31, 2007, we entered into a Loan and Security Agreement with BlueCrest Capital pursuant to which they agreed to provide us a three year, $5.0 million term loan. The transaction closed on June 1, 2007. For the first three months of the BlueCrest Loan, we were only required to make payments of interest. Commencing in October 2007 we are required to make 33 equal monthly payments of principal and interest. Interest accrues at an annual rate of 12.85%. As consideration for providing us the BlueCrest Loan, we issued to BlueCrest Capital a warrant to purchase 65,030 shares of our common stock at an exercise price of $7.69 per share. The warrant, which is not exercisable until the date that is one year following the date the warrant was issued, has a ten year term, unless we close an initial public offering of our common stock or undertake a merger with or into a publicly traded corporation or similar transaction during 2007, in which case the warrant will have a five year term. This warrant had a fair value of $432,635, which amount was accounted for as additional paid in capital and reflected as a component of deferred loan costs to be amortized as interest expense over the term of the BlueCrest Loan using the effective interest method. We also paid BlueCrest Capital a fee of $100,000 to cover diligence and other costs and expenses incurred in connection with the loan.
      We may voluntarily prepay the BlueCrest Loan in whole but not in part. However, we are subject to a prepayment penalty equal to 3% of the outstanding principal if paid during the first year of the BlueCrest Loan, 2% of the outstanding principal if paid during the second year of the BlueCrest Loan and 1% of the outstanding principal if paid during the third year of the BlueCrest Loan. As collateral to secure our repayment obligations to BlueCrest Capital, we have granted them a first priority security interest in all of our assets, excluding our intellectual property but including the proceeds from any sale of any of our intellectual property.
      Pursuant to the agreement, we may not, among other things:

•	incur additional indebtedness, except for certain permitted indebtedness. Permitted indebtedness is defined to include accounts payable incurred in the ordinary course of business, leases of equipment or property incurred in the ordinary course of business not to exceed, in the aggregate, $250,000, any unsecured debt less than $20,000 or any debt not secured by the collateral pledged to BlueCrest that is subordinated to the rights of BlueCrest pursuant to a subordination agreement satisfactory to BlueCrest in its sole discretion;

•	make any principal, interest or other payments arising under or in connection with our loan from Bank of America or any other debt subordinate to the BlueCrest Loan;

•	incur additional liens on any of our assets, including any liens on our intellectual property, except for certain permitted liens including but not limited to non-exclusive licenses or sub-licenses of our intellectual property in the ordinary course of business and licenses or sub-licenses of intellectual property in connection with joint ventures and corporate collaborations (provided that any proceeds from such licenses be used to pay down the BlueCrest Loan);

•	voluntarily prepay any debt prior to maturity, except for accounts payable incurred in the ordinary course of business, leases of equipment or property incurred in the ordinary course of business not to exceed, in the aggregate, $250,000 and any unsecured debt less than $20,000. However, in the event that this offering closes before January 31, 2008 and the net proceeds from this offering exceed $30 million, we may prepay our debt to Bank of America;

•	convey, sell, transfer or otherwise dispose of property, except for sales of inventory in the ordinary course of business, sales of obsolete or unneeded equipment and transfers or our intellectual property related to product candidates other than MyoCell or MyoCell II with SDF-1 to a currently operating or newly formed wholly owned subsidiary;

•	merge with or acquire any other entity if we would not be the surviving person following such transaction;

•	pay dividends (other than stock dividends) to our shareholders;

•	redeem any outstanding shares of our common stock or any outstanding options or warrants to purchase shares of our common stock except in connection with a share repurchase pursuant to which we offer to pay our then existing shareholders not more than $250,000;

•	enter into transactions with affiliates other than on arms-length terms; and

•	make any change in any of our business objectives, purposes and operations which has or could be reasonably expected to have a material adverse effect on our business.
      We also are subject to certain affirmative covenants, including but not limited to, maintaining the collateral in good operating condition and providing BlueCrest with certain financial information on a periodic basis.
      In the event of an uncured event of default under the Loan and Security Agreement, all amounts owed to BlueCrest Capital are immediately due and payable and BlueCrest Capital has the right to enforce its security interest in the assets securing the BlueCrest Loan. Events of default include, among others, our failure to timely make payments of principal when due, our uncured failure to timely pay any other amounts owing to BlueCrest Capital under the Loan and Security Agreement, our material breach of the representations and warranties contained in the Loan and Security Agreement, any material misstatement in any financial statement, report or certificate delivered under the Loan and Security Agreement, our uncured breach of any filing of a notice of lien with respect to any of the collateral securing the BlueCrest Loan, the entry of a money judgment against us in excess of $100,000, a change of control of the company, the entry of a court order that prevents us from conducting all or any material part of our business and our default in the payment of any debt to any of our other lenders in excess of $100,000 or any other default or breach under any agreement relating to such debt which gives the holders of such debt the right to accelerate the debt.
      On June 1, 2007, or the Closing Date, we entered into a loan agreement with Bank of America pursuant to which Bank of America agreed to provide us with an eight month, $5.0 million term loan, or the Bank of America Loan, to be used for working capital purposes. The Bank of America Loan bears interest at the prime rate plus 1.5%. The prime rate was 7.75% as of September 30, 2007. As consideration for the Bank of America Loan, we paid Bank of America a fee of $100,000.
      We did not pledge any assets to Bank of America as security for this loan. However, on the Closing Date, Mr. and Mrs. Leonhardt provided a $1.1 million limited personal guarantee of the Bank of America Loan and pledged securities accounts with Bank of America to back-up this limited personal guarantee. As discussed below, in October 2007, Mr. and Mrs. Leonhardt guaranteed additional portions of the loan. Two of our other directors, including Dr. William Murphy and Mr. Richard Spencer, III, or the Director Guarantors, provided collateral on the Closing Date valued at $750,000 and $1.5 million, respectively, to secure the Bank of America Loan. In addition, one of our current shareholders, or the Shareholder Guarantor and collectively with Mr. and Mrs. Leonhardt and the Director Guarantors referred to herein as the Guarantors, provided collateral on the Closing Date valued at $2.2 million to secure the Bank of America Loan. Each Director Guarantor’s and the Shareholder Guarantor’s exposure under the Bank of America Loan is or was limited to the collateral it provided to Bank of America.

      Under the terms of the Bank of America Loan, Bank of America is entitled to receive a semi-annual payment of interest and all outstanding principal and accrued interest by the maturity date. We and Bank of America have agreed with BlueCrest Capital that we will not individually make any payments due under the Bank of America Loan while the BlueCrest Loan is outstanding. For our benefit, the Guarantors agreed to provide Bank of America in the aggregate up to $5.5 million of funds and/or securities to make these payments.
      We have agreed to reimburse the Guarantors with interest at an annual rate of the prime rate plus 5.0% for any and all payments made by them under the Bank of America Loan as well as to pay them certain cash fees in connection with their provision of security for the Bank of America Loan. We have agreed to pay these amounts to the Guarantors upon our repayment in full of the BlueCrest Loan. In addition, we issued to each Guarantor warrants to purchase 3,250 shares, or the Subject Shares, of our common stock at an exercise price of $7.69 per share for each $100,000 of principal amount of the Bank of America Loan guaranteed by such Guarantor. Warrants to purchase an aggregate of 180,350 shares of our common stock were issued to the Guarantors. The number of Subject Shares increased to 3,707 shares per $100,000 guaranteed on September 30, 2007 allowing the Guarantors to purchase an additional 25,374 shares of our common stock. In the event that as of the first anniversary, second anniversary and third anniversary of the closing date of the Bank of America Loan, we have not reimbursed the Guarantors in full for payments made by them in connection with the Bank of America Loan or paid them the cash fees owed to them, the number of Subject Shares per $100,000 guaranteed will increase to 4,634, 6,178 and 9,267 shares, respectively. The warrants have a ten-year term and are not exercisable until the date that is one year following the date the warrants were issued.
      On the Closing Date:

•	In exchange for the $1.1 million limited personal guarantee, we issued to Mr. and Mrs. Leonhardt a warrant to purchase an aggregate of 35,745 Subject Shares (subject to adjustment as set forth above).

•	In exchange for the pledge of collateral valued at $1.5 million, we issued to Mr. Spencer a warrant to purchase an aggregate of 48,743 Subject Shares (subject to adjustment as set forth above).

•	In exchange for the pledge of collateral valued at $750,000, we issued to Dr. Murphy a warrant to purchase an aggregate of 24,372 Subject Shares (subject to adjustment as set forth above).

•	In exchange for the pledge of collateral valued at $2.2 million, we issued to the Shareholder Guarantor warrants to purchase an aggregate of 71,490 Subject Shares (subject to adjustment as set forth above).
      We have agreed with Dr. Murphy to use our reasonable best efforts to secure an additional person willing to provide collateral to secure the Bank of America Loan in substitution of the $400,000 of collateral being provided by Dr. Murphy and, until Dr. Murphy’s obligations to Bank of America have been released or satisfied in full, use our reasonable best efforts to restructure, amend or renew the Bank of America Loan in an effort to extend the maturity date of the Bank of America Loan.
      In September 2007, one of our directors, Dr. Samuel S. Ahn, and two of our current shareholders Dan Marino and Jason Taylor, or collectively with Dr. Ahn, the New Guarantors, agreed to provide collateral valued at $750,000, $600,000 and $500,000, respectively, to secure the Bank of America Loan. The collateral provided by the New Guarantors fully replaced the collateral originally provided by Mr. Spencer and partially replaced the collateral originally provided by Dr. Murphy. The collateral provided by Dr. Murphy now secures $400,000 of the Bank of America Loan. Our agreements with the New Guarantors are identical in all respects to our agreements with the original Guarantors as described above, except that the New Guarantors do not have the right to compel us to repay the BlueCrest Loan or the Bank of America Loan. In consideration for providing the collateral, we issued to the New Guarantors warrants to purchase 3,250 shares of our common stock, or the New Guarantor Subject Shares, at an exercise price of $7.69 per share for each $100,000 of principal amount of the Bank of America Loan guaranteed by such New Guarantor. Warrants to purchase an aggregate of 60,118 shares of our common stock were issued to the Guarantors. The number of New Guarantor Subject Shares increased to 3,707 shares per $100,000 guaranteed on September 30, 2007 allowing the New Guarantors to purchase an additional 8,458 shares of our common stock. The New Guarantor Subject Shares are subject to further increase in the same amount and under the same conditions as the

Subject Shares underlying the warrants issued to the original Guarantors. The warrants have a ten-year term and are not exercisable until the date that is one year following the date the warrants were issued.
      In October 2007, Mr. and Mrs. Leonhardt agreed to provide an additional $2.2 million limited personal guarantee of the Bank of America Loan and have pledged securities accounts with Bank of America to back-up this limited personal guarantee. The additional collateral provided by Mr. and Mrs. Leonhardt fully replaced the collateral originally provided by the Shareholder Guarantor. Mr. and Mrs. Leonhardt have now personally guaranteed an aggregate of $3.3 million of the Bank of America Loan. Our agreement with Mr. and Mrs. Leonhardt with respect to the additional collateral is substantially similar to our agreement with them in connection with the $1.1 million personal guarantee they originally provided in June 2007. In consideration for providing the collateral, we issued to Mr. and Mrs. Leonhardt, warrants to purchase 81,547 shares of our common stock at an exercise price of $7.69 per share. In the event that as of the first anniversary, second anniversary and third anniversary of the closing date of the Bank of America Loan, respectively, we have not reimbursed Mr. and Mrs. Leonhardt in full for payments made by them in connection with the Bank of America Loan, the number of shares subject to the warrant will increase to 101,934, 135,912 and 203,868, respectively. The warrant has a ten-year term and is not exercisable until the date that is one year following the date the warrant was issued.
      In October 2007, we cancelled the warrant previously issued to the Shareholder Guarantor, which warrant included the adjustment provisions discussed above, and, in exchange, issued to it a warrant to purchase 101,934 shares of our common stock at an exercise price of $7.69 per share. The number of shares subject to the warrant is no longer subject to increase.
      On the Closing Date, Mr. and Mrs. Leonhardt agreed with the Shareholder Guarantor to repay to the Shareholder Guarantor any amounts we may owe to the Shareholder Guarantor on the third anniversary of the Closing Date and, in exchange, assume the Shareholder Guarantor’s rights to be indemnified by us under the loan guarantee agreement. This agreement was terminated in October 2007 in connection with the replacement by Mr. and Mrs. Leonhardt of the collateral provided by the Shareholder Guarantor. As consideration for agreeing to assume this obligation, on the Closing Date, we issued to Mr. and Mrs. Leonhardt an additional warrant to purchase 35,745 shares, or the Put Shares, of our common stock at an exercise price of $7.69 per share. The number of Put Shares increased to 40,774 shares on September 30, 2007. In the event that as of the first anniversary, second anniversary and third anniversary of the closing date of the Bank of America Loan, we have not reimbursed the Shareholder Guarantor in full for payments made by them in connection with the Bank of America Loan or paid them the cash fees owed to them, the number of Put Shares will increase to 50,967, 67,956, and 101,934 shares, respectively. The warrant has a ten-year term and is not exercisable until the date that is one year following the date the warrants were issued.
      Our lead product candidate has not received regulatory approval or generated any material revenues. We do not expect to generate any material revenues or cash from sales of our lead product candidate until early 2009, if ever. We have generated substantial net losses and negative cash flow from operations since inception and anticipate incurring significant and increasing net losses and negative cash flows from operations for the foreseeable future. To date, we have relied on proceeds from the private placement of our common stock and our incurrence of debt to provide the funds necessary to conduct our research and development activities and to meet our other cash needs.
      We expect that our expenses and capital expenditures will increase significantly during 2008 and beyond as a result of a number of factors, including:

•	costs related to our continuation of clinical trials with respect to MyoCell;

•	costs related to our continued research and development and new clinical trials with respect to our pipeline product candidates;

•	costs of applying for regulatory approvals;

•	capital expenditures to increase our research and development and cell culturing capabilities;

•	costs associated with our addition of operational, financial and management information systems and personnel and development and protection of our intellectual property;

•	our obligations to make payments pursuant to license agreements upon achievement of certain milestones; and

•	costs associated with our establishment of sales and marketing capabilities to commercialize products for which we obtain regulatory approval, if any.
      The magnitude of our future expenditures and cash requirements will depend on numerous factors, including, but not limited to:

•	the scope, rate of scientific progress, results and cost of our clinical trials and other research and development activities;

•	the costs and timing of seeking FDA and other regulatory approvals;

•	our ability to obtain sufficient third-party insurance coverage or reimbursement for our product candidates;

•	the effectiveness of commercialization activities (including the volume and profitability of any sales achieved);

•	our ability to establish additional strategic, collaborative and licensing relationships with third parties with respect to the sales, marketing and distribution of our products, research and development and other matters and the economic and other terms and timing of any such relationships;

•	the ongoing availability of funds from foreign governments to build new manufacturing facilities;

•	the costs involved in any potential litigation that may occur;

•	decisions by us to pursue the development of new product candidates or technologies or to make acquisitions or investments; and

•	the effect of competing products, technologies and market developments.
      See “Risk Factors — We may need substantial additional funding and may be unable to raise capital when needed, which would force us to delay or curtail the development or commercialization of our product candidates. An inability to obtain additional financing could adversely affect our business, financial condition, results of operations, and could even prevent us from continuing our business at all.”
Effects of Being a Public Company
      After completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act and the other rules and regulations of the SEC. We will also be subject to various other regulatory requirements, including the Sarbanes-Oxley Act of 2002. In addition, upon completion of this offering, we will become subject to the rules of the NASDAQ Global Market.
      We are working with our legal and accounting advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas, including our internal control over financial reporting.
      In addition, compliance with reporting and other requirements applicable to public companies will create additional costs for us and will require the time and attention of management. We currently expect to incur an estimated $2.0 million of incremental operating expenses in our first year of being a public company and an estimated $1.9 million per year thereafter. The incremental costs are estimates and actual incremental expenses could be materially different from these estimates. We cannot estimate with reasonable certainty the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business.

Commitments and Contingencies
      The table below summarizes our commitments and contingencies at December 31, 2006. The information in the table reflects future unconditional payments and is based on the terms of the relevant agreements and appropriate classification of items under generally accepted accounting principles currently in effect.

	Payments Due by Period(1)

		Less than
		12	13-36	37+
	Total	Months	Months	Months

Operating lease obligations	$371,000	$116,000	$244,000	$11,000
Royalty payments	$1,890,000	$210,000	$420,000	$1,260,000

(1)	Amounts reflected do not include any commitments incurred after December 31, 2006. On June 1, 2007, we closed the $5.0 million senior BlueCrest Loan. The BlueCrest Loan has a term of 36 months and bears interest at an annual rate of 12.85%. The first three months require payment of interest only in an amount of $54,000 per month. The remaining 33 months require equal principal and interest payments of $181,000 per month. On June 1, 2007, we closed on the $5.0 million Bank of America Loan. The Bank of America Loan bears interest at an annual rate of prime plus 1.5%. Interest is payable by the Guarantors six months following the date of the loan with the remainder payable upon maturity. The Bank of America Loan is scheduled to mature upon the date that is eight months following the date of the loan. Total interest payable over the maximum term of this loan is estimated to be $500,000. We will be required to repay the Guarantors with interest at an annual rate of prime plus 5.0% for payments made by them under the Bank of America Loan once we have satisfied our obligations under the BlueCrest Loan.
     We have entered into several operating lease agreements for facilities and equipment, primarily for our office building and cell culturing facility in Sunrise, Florida. Terms of certain lease arrangements include renewal options, payment of executory costs such as real estate taxes, insurance, common area maintenance and escalation clauses.
      Under our licensing agreement and related agreements with Dr. Law and his affiliate, Cell Transplants International, we are required to pay to Cell Transplants International a $3 million payment upon commencement of a bona fide U.S. Phase II human clinical trial that utilizes technology claimed under the patent for heart muscle regeneration licensed to us by Dr. Law and a $5 million payment upon FDA approval of patented technology for heart muscle regeneration. In addition, we are required to pay royalties to Cell Transplants International equal to 5% of gross sales in the territories where the licensed patents are issued for products and services that read directly on the claims of the licensed patents. On October 24, 2007, we completed the MyoCell implantation procedure on the first patient in the MARVEL Trial. We have not yet made the $3 million payment that is now due. Although we have proposed to Dr. Law and Cell Transplants International a schedule for making such payments, we do not intend to make these payments to Dr. Law and Cell Transplants until the parties mutually agree upon a payment schedule or we are compelled to. See “Risk Factors — We have licensed and therefore do not own the intellectual property that is critical to our business...”
      Our licensing agreement with the Cleveland Clinic requires us to make certain milestone payments to the Cleveland Clinic upon expected milestones including: (a) $200,000 upon FDA or foreign equivalent approval of an IND application covering product candidates derived from the licensed patents, (b) $300,000 upon full enrollment of an FDA approved Phase I clinical trial, (c) $750,000 upon full enrollment of the last clinical trial needed prior to a Biologic License Application submission to the FDA or foreign equivalent and (d) $1.0 million upon the first commercial sale of an FDA approved product derived from the licensed patent. At the option of the Cleveland Clinic, we may be required to pay one-half of any milestone payment in shares of our common stock. The number of shares payable will be based upon the market value of our common stock on the date of the milestone payment. To the extent we do not complete a milestone activity by the target completion date, we will be required to pay $100,000, or the Extension Fee, to extend the target completion date for an additional one year period, or the Extension Period. If such milestone activity is achieved during the first six months of the Extension Period, the Extension Fee will be credited against the applicable milestone payment. We will also be required to pay Cleveland Clinic royalty fees equal to 5% of net sales of any products derived from the licensed patents.

      In June 2000, we entered into an exclusive license agreement with the William Beaumont Hospital to use certain patents for the whole life of the patents in future projects. The royalty on the gross sales of products and services that directly rely upon the claims of these patents ranges between 2% and 4% of gross sales depending on aggregate gross sales in the applicable period. The patents expire in 2015. This agreement also calls for a minimum royalty fee ranging from $10,000 per year to $200,000 per year for the term of the agreement, which is the remaining useful life of the patents.
Off-Balance Sheet Arrangements
      We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Quantitative and Qualitative Disclosure About Market Risks
      Our exposure to market risk is limited to interest income sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because the majority of our investments are expected to be in short-term debt securities. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive without significantly increasing risk. To reduce risk, we maintain our portfolio of cash, cash equivalents and short-term and long-term investments in a variety of interest-bearing instruments, including U.S. government and agency securities, high-grade U.S. corporate bonds, asset-backed securities, commercial paper and money market funds. We do not have any derivative financial investments in our investment portfolio. Due to the nature of our investments and expected investments, we believe that we are not subject to any material market risk exposure.
Recent Accounting Pronouncements
      We adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, on January 1, 2007. Previously, we had accounted for tax contingencies in accordance with Statement of Financial Accounting Standards 5, Accounting for Contingencies. As required by Interpretation No. 48, we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, we applied Interpretation No. 48 to all tax positions for which the statute of limitations remained open. As a result of the implementation of Interpretation No. 48, we did not recognize any change in the liability for unrecognized tax benefits.
      The amount of unrecognized tax benefits as of January 1, 2007 was $0. There have been no material changes in unrecognized tax benefits since January 1, 2007.
      We are subject to income taxes in the U.S. federal jurisdiction, and the State of Florida. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, we are no longer subject to U.S. federal, state and local income tax examinations by tax authorities for the years before 1999.
      We are not currently under examination by any federal or state jurisdiction.
      Should we record a liability for unrecognized tax benefits in the future, corresponding interest and penalty accruals will be recognized in operating expenses.
      In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS No. 157 to have a material effect on our consolidated financial statements.

      In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS No. 159. SFAS No. 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. Subsequent changes in fair value of these financial assets and liabilities would be recognized in earnings when they occur. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS No. 159 to have a material effect on our consolidated financial statements.
      In June 2007, the FASB ratified a consensus opinion reached by the Emerging Issues Task Force (“EITF”) on EITF Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities. The guidance in EITF Issue No. 07-3 requires us to defer and capitalize nonrefundable advance payments made for goods or services to be used in research and development activities until the goods have been delivered or the related services have been performed. If the goods are no longer expected to be delivered nor the services expected to be performed, we would be required to expense the related capitalized advance payments. The consensus in EITF Issue No. 07-3 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2007 and is to be applied prospectively to new contracts entered into on or after December 15, 2007. The Company intends to adopt EITF Issue No. 07-3 effective January 1, 2008. The impact of applying this consensus will depend on the terms of the Company’s future research and development contractual arrangements entered into on or after December 15, 2007.
      A variety of proposed or otherwise potential accounting standards are currently under study by standard-setting organizations and various regulatory agencies. Because of the tentative and preliminary nature of these proposed standards, management has not determined whether implementation of such proposed standards would be material to the Company’s consolidated financial statements.

BUSINESS
Overview
      We are a biotechnology company focused on the discovery, development and, subject to regulatory approval, commercialization of autologous cell therapies for the treatment of chronic and acute heart damage. Our lead product candidate is MyoCell, an innovative clinical therapy designed to populate regions of scar tissue within a patient’s heart with muscle tissue from the patient’s body for the purpose of improving cardiac function in chronic heart failure patients. The core technology used in MyoCell has been the subject of human clinical trials conducted over the last six years involving 84 enrollees and 70 treated patients. Our most recent clinical trials of MyoCell include the SEISMIC Trial, a completed 40 patient Phase II clinical trial in various countries in Europe, and the MYOHEART Trial, a completed 20 patient Phase I dose escalation trial in the United States. Interim results of the SEISMIC and MYOHEART Trials were announced in January 2007 and updated interim results are disclosed in this prospectus. In addition, the lead investigator of the MYOHEART Trial presented updated interim data in October 2007. We have been cleared by the FDA to proceed with a 330 patient, multicenter Phase II/III trial of MyoCell in North America, Europe and Israel, or the MARVEL Trial. We completed the MyoCell implantation procedure on the first patient in the MARVEL Trial on October 24, 2007 and intend to seek to have final data available for the MARVEL Trial by the third quarter of 2009. If the results of the MARVEL Trial demonstrate statistically significant evidence of the safety and efficacy of MyoCell, we anticipate having a basis to ask the FDA to consider the MARVEL Trial a pivotal trial. The SEISMIC, MYOHEART and MARVEL Trials have been designed to test the safety and efficacy of MyoCell in treating patients with severe, chronic damage to the heart. Upon regulatory approval of MyoCell, we intend to generate revenue from the sale of MyoCell cell culturing services to patients for treatment of patients by interventional cardiologists.
      In our pipeline, we have multiple product candidates for the treatment of heart damage, including Bioheart Acute Cell Therapy, an autologous, adipose cell treatment for acute heart damage, and MyoCell II with SDF-1, a proposed therapy utilizing autologous cells genetically modified to express additional growth factors. We hope to demonstrate that our various product candidates are safe and effective complements to existing therapies for chronic and acute heart damage.
      MyoCell is a clinical therapy intended to improve cardiac function and designed to be utilized months or even years after a patient has suffered severe heart damage due to a heart attack or other cause. We believe that MyoCell has the potential to become a leading treatment for severe, chronic damage to the heart due to its perceived ability to satisfy, at least in part, what we believe to be an unmet demand for more effective and/or more affordable therapies for chronic heart damage. MyoCell uses myoblasts, cells that are precursors to muscle cells, from the patient’s own body. The myoblasts are removed from a patient’s thigh muscle, isolated, grown through our proprietary cell culturing process, and injected directly in the scar tissue of a patient’s heart. An interventional cardiologist performs this minimally invasive procedure using an endoventricular catheter. We have entered into an agreement with a Johnson & Johnson company to use its NOGA® Cardiac Navigation System along with its MyoStartm injection catheter for the delivery of MyoCell in the MARVEL Trial.
      When injected into scar tissue within the heart wall, myoblasts have been shown to be capable of engrafting in the damaged tissue and differentiating into mature skeletal muscle cells. In a number of clinical and animal studies, the engrafted skeletal muscle cells have been shown to express various proteins that are important components of contractile function. By using myoblasts obtained from a patient’s own body, we believe MyoCell is able to avoid certain challenges currently faced by other types of cell-based clinical therapies including tissue rejection and instances of the cells differentiating into cells other than muscle. Although a number of therapies have proven to improve the cardiac function of a damaged heart, no currently available treatment has demonstrated an ability to generate new muscle tissue within the scarred regions of a heart.
      Interim data from the MYOHEART and SEISMIC Trials were presented by the lead investigator of each trial on January 18, 2007 at the Third Annual International Conference on Cell Therapy for

Cardiovascular Diseases and the subject SEISMIC Trial data was subsequently published in EuroIntervention Supplement B by the lead investigator and other contributing authors (including our VP of Clinical Affairs and Physician Relations). The purpose of each trial is to assess the safety and efficacy of MyoCell delivered via MyoCath. The lead investigator for the MYOHEART Trial presented one-month safety data for all 20 of the treated patients, and three and six-month interim efficacy data for a subset of the treated patients. Although not statistically significant due, in part, to the limited number of patients treated, the lead investigator indicated that the safety of MyoCell is strongly suggested and the preliminary efficacy data demonstrated a trend towards an improvement in scores for six-minute walk distance, or Six-Minute Walk Distance, and an improvement in quality of life, or Quality of Life. The lead investigator for the SEISMIC Trial presented data for 16 treated patients and nine control group patients for which at least one-month follow-up data was available. He reported on three efficacy endpoints: Six-Minute Walk Distance scores, NYHA Class and left ventricular ejection fraction, or LVEF. In the EuroIntervention article summarizing the same data presented by the lead investigator, the authors noted that, although complete efficacy data are not yet available and safety data are not yet fully adjudicated, these preliminary results suggested that myoblast therapy for heart failure is largely safe and effective. The authors further indicated that (i) the risk of irregular heartbeats is largely manageable with close observation and prophylactic use of ICDs and anti-arrhythmic drug therapy and (ii) when irregular heart beats do occur, they typically appear during the first months following implantation and can largely be mitigated with appropriate medical management. According to the authors, patients treated with MyoCell also tend to show improvement in quality of life and mechanical function over time, as evidenced by previously completed clinical studies and the initial reported trends from the interim SEISMIC Trial data. As described in greater detail below in the Section entitled “Clinical Trials and Planned Clinical Trials”, as of May 2007, 17 treated patients in the MYOHEART and SEISMIC Trials have experienced serious adverse events, including three patient deaths, in the follow-up period. However, other than irregular heartbeats, patients in these clinical trials have not experienced a larger number of serious adverse events than would be expected to be experienced by patients of similar clinical status.
      We continue to receive interim data from the MYOHEART and SEISMIC Trials, which data, summarized in more detail below, appears to be generally consistent with the interim data presented in January. On October 21, 2007, the lead investigator of the MYOHEART Trial presented updated interim data regarding the MYOHEART Trial at the Transcatheter Cardiovascular Therapeutic Conference and Exposition, or the TCT Conference. The interim data summarized by the lead investigator includes core lab adjudicated, safety and efficacy data available as of October 17, 2007. Although derived from a larger, more current pool of information and summarized and presented using different conventions, we believe the interim safety and efficacy data results presented by the lead investigator are generally consistent with the interim data results as of May 2007 summarized below. The lead investigator commented, “Safety, I think, has been established fairly effectively.”
      We believe additional testing must be completed before we will, if ever, have sufficient data to apply for and reasonably expect to receive regulatory approval of MyoCell. However, if the final SEISMIC Trial data is available in the first quarter of 2008 and is generally consistent with the interim data, we intend to seek, in the second quarter of 2008, approval from various European regulatory bodies to market MyoCell to treat the Class III Subgroup. Provided that we are able to secure additional capital within the next six months, we intend to seek to enroll and treat all of the clinical patients in the MARVEL Trial by the end of the fourth quarter of 2008. If we meet that enrollment timeline, we would expect final trial results in the third quarter of 2009. If the final safety and efficacy results provide what we believe is significant evidence that MyoCell is safe and effective, we anticipate submitting such data to the FDA to obtain regulatory approval of MyoCell. However, we face the risks that future clinical test results will not assist us in demonstrating the safety and efficacy of MyoCell and that the results of subsequent testing will not corroborate earlier results.
      In addition to studies we have sponsored, we understand that myoblast-based clinical therapies have been the subject of at least eleven clinical trials involving more than 325 enrollees, including at least 235 treated patients. Although we believe many of the trials are different from the trials sponsored by us in a number of important respects, it is our view that the trials have advanced the cell therapy industry’s understanding of the potential opportunities and limitations of myoblast-based therapies.

      We believe the market for treating patients in NYHA Class II or NYHA Class III heart failure is significant. According to the AHA Statistics and the European Society of Cardiology Task Force for the Treatment of Chronic Heart Failure, in the United States and Europe there are approximately 5.2 million and 9.6 million, respectively, patients with heart failure. The AHA Statistics further indicate that, after heart failure is diagnosed, the one-year mortality rate is high, with one in five dying and that 80% of men and 70% of women under age 65 who have heart failure will die within eight years. We believe that approximately 60% of heart failure patients are in either NYHA Class II or NYHA Class III heart failure based upon a 1999 study entitled “Congestive Heart Failure Due to Diastolic or Systolic Dysfunction — Frequency and Patient Characteristics in an Ambulatory Setting” by Diller, PM, et. al.
Business Strategy
      Our principal objective is to become a leading company that discovers, develops and commercializes novel, autologous cell therapies, and related devices, for the treatment of chronic and acute heart damage. To achieve this objective, we plan to pursue the following key strategies:

•	Obtain initial regulatory approval of MyoCell by targeting patients with severe heart damage. In July 2007, we treated the final patient in the SEISMIC Trial, which is comprised of 40 patients, including 26 treated patients. If the final SEISMIC Trial data is available in the first quarter of 2008 as we anticipate and is generally consistent with the interim data, we intend to seek, in the second quarter of 2008, approval from various European regulatory bodies to market MyoCell to treat the Class III Subgroup. By targeting a class of patients for whom existing therapies are very expensive, unavailable or not sufficiently effective, we hope to expedite regulatory approval of MyoCell. Assuming our U.S. clinical trial experience is comparable to our experience to date in European trials, we anticipate utilizing a similar strategy in our efforts to secure U.S. regulatory approval of our lead product candidate.

•	Obtain regulatory approval of MyoCell to treat patients with less severe heart damage. If we obtain initial regulatory approval of MyoCell for the Class III Subgroup, we intend to continue to sponsor clinical trials in an effort to demonstrate that MyoCell should receive regulatory approval to treat all patients in NYHA Class II or NYHA Class III heart failure and, provided we believe we have a reasonable basis to support such an indication, we intend to seek regulatory approval for these patients.

•	Continue to develop our pipeline of cell-based therapies and related devices for the treatment of chronic and acute heart damage. In parallel with our efforts to secure regulatory approval of MyoCell, we intend to continue to develop and test other product candidates for the treatment of chronic and acute heart damage. These efforts are expected to initially focus on our Bioheart Acute Cell Therapy, TGI 1200, MyoCell II with SDF-1, MyoCath and MyoCath II product candidates.

•	Develop our sales and marketing capabilities. In advance of U.S. regulatory approval of our lead product candidate, we intend to internally build a sales force which we anticipate will market MyoCell primarily to interventional cardiologists.

•	Continue to refine our MyoCell cell culturing processes. We are seeking to automate a significant portion of our cell culturing processes in an effort to further reduce our culturing costs and processing times. In addition, we are seeking to further optimize our processing times by building our facilities, or contracting with a small number of cell culturing facilities, in strategic regional locations.

•	Expand and enhance our intellectual property rights. We intend to continue to expand and enhance our intellectual property rights.

•	License, acquire and/or develop complementary products and technologies. We intend to strengthen and expand our product development efforts through the license, acquisition and/or development of products and technologies that support our business strategy.

Industry Background

Myocardial Infarction (Heart Attack)
      Myocardial infarction, or MI, commonly known as a heart attack, occurs when a blockage in a coronary artery severely restricts or completely stops blood flow to a portion of the heart. When blood supply is greatly reduced or blocked for more than a short period of time, heart muscle cells die. If the healthy heart muscle cells do not replace the dead cells within approximately two months, the injured area of the heart becomes unable to function properly. In the healing phase after a heart attack, white blood cells migrate into the affected area and remove the dead heart muscle cells. Then, fibroblasts, the connective tissue cells of the human body, proliferate and form a collagen scar in the affected region of the heart. Following a heart attack, the heart’s ability to maintain normal function will depend on the location and amount of damaged tissue. The remaining initially undamaged heart muscle tissue must perform more work to adequately maintain cardiac output. Because the uninjured region is then compelled to work harder than normal, the heart can progressively deteriorate until it is unable to pump adequate blood to oxygenate the body properly leading to heart failure and ultimately death.

Congestive Heart Failure (CHF)
      Congestive heart failure, or CHF, is a debilitating condition that occurs as the heart becomes progressively less able to pump an adequate supply of blood throughout the body resulting in fluid accumulation in the lungs, kidneys and other body tissues. Persons suffering from NYHA Class II or worse heart failure experience high rates of mortality, frequent hospitalization and poor quality of life. CHF has many causes, generally beginning in patients with a life-long history of high blood pressure or after a patient has suffered a major heart attack or some other heart-damaging event. CHF itself may lead to other complicating factors such as pulmonary hypertension, edema, pulmonary edema, liver dysfunction and kidney failure. Although medical therapy for CHF is improving, it remains a major debilitating condition. According to the American Heart Association Heart Disease Statistics — 2007 Update, the estimated, total direct and indirect costs of heart failure in the United States in 2006 were approximately $33.2 billion.

Classifying Heart Failure
      The NYHA heart failure classification system provides a simple and widely recognized way of classifying the extent of heart failure. It places patients in one of four categories based on how limited they are during physical activity. NYHA Class I heart failure patients have no limitation of activities and suffer no symptoms from ordinary activities. NYHA Class II heart failure patients have a mild limitation of activity and are generally comfortable at rest or with mild exertion. NYHA Class III heart failure patients suffer from a marked limitation of activity and are generally comfortable only at rest. NYHA Class IV heart failure patients generally suffer discomfort and symptoms at rest and should remain confined to a bed or chair.
      The risk of hospitalization and death increases as patients progress through the various stages of heart failure. The risk of hospitalization due to heart failure for patients in NYHA Class II, NYHA Class III and NYHA Class IV is approximately 1.2, 2.3 and 3.7 times greater than for patients in NYHA Class I heart failure according to a 2006 American Heart Journal article entitled “Higher New York Heart Association Classes and Increased Mortality and Hospitalization in Patients with Heart Failure and Preserved Left Ventricular Function” by Ahmed, A et al. Similarly, according to this same article, the risk of death from all causes for patients in NYHA Class II, NYHA Class III and NYHA Class IV is approximately 1.5, 2.6 and 8.5 times greater than for patients in NYHA Class I heart failure.

      The following chart illustrates the various stages of heart failure, their NYHA classifications and the associated current standard of treatment.

NYHA
Class	NYHA Functional Classification(1)	Specific Activity Scale(2)(3)	Current Standard of Treatment(4)

I	Symptoms only with above normal physical activity	Can perform more than 7 metabolic equivalents	ACE Inhibitor, Beta-Blocker
II	Symptoms with normal physical activity	Can perform more than 5 metabolic equivalents	ACE Inhibitor, Beta-Blocker, Diuretics
III	Symptoms with minimal physical activity	Can perform more than 2 metabolic equivalents	ACE Inhibitor, Beta-Blocker, Diuretics, Digoxin, Bi-ventricular pacers
IV	Symptoms at rest	Cannot perform more than 2 metabolic equivalents	ACE Inhibitor, Beta-Blocker, Diuretics, Digoxin, Hemodynamic Support, Mechanical Assist Devices, Bi-ventricular pacers, Transplant

(1)	Symptoms include fatigue, palpitations, shortness of breath and chest pain; normal activity is equivalent to walking one flight of stairs or several blocks.

(2)	Based upon the Goldman Activity Classification of Heart Failure, which classifies severity of heart failure based on estimated metabolic cost of various activities; the four classes of the Goldman Activity Classification system correlate to the NYHA Classes.

(3)	7 metabolic equivalents = shovel snow, carry 24 lbs. up 8 stairs, recreational sports; 5 metabolic equivalents = garden, rake, dance, walk 4 mph on level ground, have intercourse; 2 metabolic equivalents = shower without stopping, strip and make bed, dress without stopping.

(4)	Source: American College of Cardiology/ American Heart Association 2005 Guideline Update for the Diagnosis and Management of Chronic Heart Failure in the Adult.

Diagnosis and Management of Heart Failure
      Heart disease has been the leading cause of death from 1950 through 2003 within the United States according to the U.S. Department of Health and Human Services. In addition, heart failure is the single most frequent reason for hospitalization in the elderly according to a 2007 study entitled “Long-Term Costs and Resource Use in Elderly Participants with Congestive Heart Failure” by Liao, L., et al. The American College of Cardiology/ American Heart Association 2005 Guideline Update for the Diagnosis and Management of Chronic Heart Failure in the Adult, or the ACC/ AHA Guidelines, provides recommendations for the treatment of chronic heart failure in adults with normal or low LVEF. The treatment escalates and becomes more invasive as the heart failure worsens. Current treatment options for severe, chronic heart damage include, but are not limited to, heart transplantation and other surgical procedures, bi-ventricular pacers, drug therapies, ICDs, and ventricular assist devices. Therapies utilizing drugs, ICDs and bi-ventricular pacers are currently by far the most commonly prescribed treatments for patients suffering from NYHA Class II or NYHA Class III heart failure. Since the therapies generally each address a particular feature of heart disease or a specific subgroup of heart failure patients, the therapies are often complementary and used in combination.
      Drug Therapies. The ACC/ AHA Guidelines recommend that most patients with heart failure should be routinely managed with a combination of ACE inhibitors, beta-blockers and diuretics. The value of these drugs has been established by the results of numerous large-scale clinical trials and the evidence supporting a central role for their use is, according to the ACC/ AHA Guidelines, compelling and persuasive. ACE inhibitors and beta blockers have been shown to improve a patient’s clinical status and overall sense of well being and reduce the risk of death and hospitalization. Side effects of ACE inhibitors include hypotension, worsening kidney function, potassium retention, cough and angioedema. Side effects of beta-blockers include fluid retention, fatigue, bradycardia and heart block and hypotension.

      Bi-ventricular Pacers. The ACC/ AHA Guidelines recommend bi-ventricular pacers for persons who, in addition to suffering from heart failure, have left and right ventricles that do not contract in sync, known as ventricular dyssynchrony and who have a LVEF less than or equal to 35%, sinus rhythm and NYHA Class III or NYHA Class IV symptoms despite recommended optimal medical therapy. Bi-ventricular pacers are surgically implanted electrical generators that function primarily by stimulating the un-damaged portion of the heart to beat more strongly using controlled bursts of electrical currents in synchrony. Compared with optimal medical therapy alone, bi-ventricular pacers have been shown in a number of clinical trials to significantly decrease the risk of all-cause hospitalization and all-cause mortality as well as to improve LVEF, NYHA Class and Quality of Life. According to the ACC/ AHA Guidelines, there are certain risks associated with the bi-ventricular pacer including risks associated with implantation and device-related problems.
      Implantable Cardioverter Defibrillators. ACC/ AHA Guidelines recommend ICDs primarily for patients who have experienced a life-threatening clinical event associated with a sustained irregular heartbeat and in patients who have had a prior heart attack and a reduced LVEF. ICDs are surgically implanted devices that continually monitor patients at high risk of sudden heart attack. When an irregular rhythm is detected, the device sends an electric shock to the heart to restore normal rhythm. In 2001, ICDs were implanted in approximately 62,000 and 18,000 patients in the United States and Europe, respectively. Although ICDs have not demonstrated an ability to improve cardiac function, according to the ACC/ AHA Guidelines, ICDs are highly effective in preventing sudden death due to irregular heartbeats. However, according to the ACC/ AHA Guidelines, frequent shocks from an ICD can lead to a reduced quality of life, whether triggered appropriately or inappropriately. In addition, according to the ACC/ AHA Guidelines, ICDs have the potential to aggravate heart failure and have been associated with an increase in heart failure hospitalizations.
      Heart Transplantation and Other Surgical Procedures. According to the ACC/ AHA Guidelines, heart transplantation is currently the only established surgical approach for the treatment of severe heart failure that is not responsive to other therapies. Heart transplantation is a major surgical procedure in which the diseased heart is removed from a patient and replaced with a healthy donor heart. Heart transplantation has proven to dramatically improve cardiac function in a majority of the patients treated and most heart transplant recipients return to work, travel and normal activities within three to six months after the surgery. In addition, the risk of hospitalization and mortality for transplant recipients is dramatically lower than the risk faced by patients in NYHA Class III or NYHA Class IV heart failure. Heart transplants are not, for a variety of reasons, readily available to all patients with severe heart damage. The availability of heart transplants is limited by, among other things, cost and donor availability. In addition to the significant cost involved and the chronic shortage of donor hearts, one of the serious challenges in heart transplantation is potential rejection of the donor heart. For many heart transplant recipients, chronic rejection significantly shortens the length of time the donated heart can function effectively and such recipients are generally administered costly anti-rejection drug regimens which can have adverse and potentially severe side effects.
      There are a number of alternate surgical approaches for the treatment of severe heart failure under development, including cardiomyoplasty, a surgical procedure where the patient’s own body muscle is wrapped around the heart to provide support for the failing heart, the Batista procedure, a surgical procedure that reduces the size of an enlarged heart muscle so that the heart can pump more efficiently and vigorously, and the Dor procedure. According to the ACC/ AHA Guidelines, both cardiomyoplasty and the Batista procedure have failed to result in clinical improvement and are associated with a high risk of death. The Dor procedure involves surgically removing scarred, dead tissue from the heart following a heart attack and returning the left ventricle to a more normal shape. While the early published single-center experience with the Dor procedure demonstrated early and late improvement in NYHA Class and LVEF, according to the ACC/ AHA Guidelines, this procedure’s role in the management of heart failure remains to be defined.
      Ventricular Assist Devices. Ventricular assist devices are mechanical heart pumps that replace or assist the pumping role of the left ventricle of a damaged heart too weak to pump blood through the body. Ventricular assist devices are primarily used as a bridge for patients on the waiting list for a heart transplant and have been shown in published studies to be effective at halting further deterioration of the patient’s condition and decreasing the likelihood of death before transplantation. In addition, ventricular assist devices are a destination therapy for patients who are in NYHA Class IV heart failure despite optimal medical therapy and who are not eligible for heart transplant. According to the ACC/ AHA Guidelines, device related adverse events are reported to be numerous and include bleeding, infection, blood clots and device failure. In addition, ventricular assist devices are very expensive, with the average first-year cost estimated at $222,460.
      We believe the heart failure treatment industry generally has a history of adopting therapies that have proven to be safe and effective complements to existing therapies and using them in combination with existing therapies. It is our understanding that there is no one or two measurement criteria, either quantitative or qualitative, that define when a therapy for treating heart failure will be deemed safe and effective by the FDA. We believe that the safety and efficacy of certain existing FDA approved therapies for heart damage were demonstrated based upon a variety of endpoints, including certain endpoints (such as LVEF) that individually did not demonstrate large numerical differences between the treated patients and untreated patients. For instance, the use of bi-ventricular pacers with optimal drug therapy has proven to significantly decrease the risk of all-cause hospitalization and all-cause-mortality as well as to improve LVEF, NYHA Class and quality of life as compared to the use of optimal drug therapy alone. In the Multicenter InSync Randomized Clinical Evaluation (MIRACLE) trial, one of the first large studies to measure the therapeutic benefits of bi-ventricular pacing, 69% of the patients in the treatment group experienced an improvement in NYHA Class by one or more classes at six-month follow-up versus a 34% improvement in the control group. However, patients in the treatment group experienced on average only a 2.1% improvement in LVEF as compared with a 1.7% improvement for patients in the control group. Although a number of the therapies described above have proven to improve the cardiac function of a damaged heart, no currently available heart failure treatment has demonstrated an ability to generate new muscle tissue within the scarred regions of a heart.
Our Proposed Solution
      Our lead product candidate is MyoCell. We believe MyoCell has the potential to become a leading treatment for severe chronic damage to the heart due to its perceived ability to satisfy, at least in part, what we believe to be a presently unmet demand for more effective and/or more affordable therapies for chronic heart damage.

MyoCell
      The human heart does not have cells that naturally repair or replace damaged heart muscle. Accordingly, the human body cannot, without medical assistance, repopulate regions of scar tissue within the heart with functioning muscle. MyoCell is a clinical therapy designed to improve cardiac function by populating regions of scar tissue within a patient’s heart with myoblasts derived from a biopsy of a patient’s thigh muscle. Myoblasts are precursors to muscle cells that have the capacity to fuse with other myoblasts or with damaged muscle fibers to regenerate skeletal muscle. When injected into scar tissue within the heart wall, myoblasts have been shown to be capable of engrafting in the damaged tissue and differentiating into mature skeletal muscle cells. In a number of clinical and animal studies, the engrafted skeletal muscle cells have been shown to express various proteins that are important components of contractile function. By using myoblasts obtained from a patient’s own body, we believe MyoCell is able to avoid certain challenges currently faced by other cell-based clinical therapies intended to be used for the treatment of chronic heart damage including tissue rejection and instances of the cells differentiating into cells other than muscle.
      Our clinical research to date suggests that MyoCell may improve the contractile function of the heart. However, we have not yet been able to demonstrate a mechanism of action. The engrafted skeletal muscle tissues are not believed to be coupled with the surrounding heart muscle by the same chemicals that allow heart muscle cells to contract simultaneously. The theories regarding why contractile function may improve include:

•	the engrafted muscle tissue can contract in unison with the other muscles in the heart by stretching or by the channeling of electric currents;

•	the myoblasts acquire certain characteristics of heart muscle or fuse with them; and/or

•	the injected myoblasts release various proteins that indirectly result in a limit on further scar tissue formation.
      As part of the MyoCell therapy, a general surgeon removes approximately five to ten grams of thigh muscle tissue from the patient utilizing local anesthesia, typically on an outpatient basis. The muscle tissue is then express-shipped to a cell culturing site. At the cell culturing site, our proprietary techniques are used to isolate and remove myoblasts from the muscle tissue. We typically produce enough cells to treat a patient within approximately 21 days of his or her biopsy. Such production time is expected to continue to decrease as we continue to refine our cell culturing processes. After the cells are subjected to a variety of tests, the cultured cells are packaged in injectate media and express shipped to the interventional cardiologist. Within four days of packaging, the cultured myoblasts are injected via catheter directly into the scar tissue of the patient’s heart. The injection process takes on average about one hour and can be performed with or without general anesthesia. Following treatment, patients generally remain in the hospital for approximately 48-72 hours for monitoring.
      The MyoCell injection process is a minimally invasive procedure which presents less risk and considerably less trauma to a patient than conventional (open) heart surgery. Patients are able to walk immediately following the injection process and require significantly less time in the hospital compared with surgically treated patients. In the 70 patients who have received MyoCell injections delivered via percutaneous catheter, only two minor procedure-related events (2.9%) have been reported. In both cases, however, no complications resulted from the event, with the patients in each case remaining asymptomatic at all times during and after the procedure.
      We use a number of proprietary processes to create therapeutic quantities of myoblasts from a patient’s thigh muscle biopsy. We have developed and/or licensed what we believe are proprietary or patented techniques to:

•	transport muscle tissue and cultured cells;

•	disassociate muscle tissue with manual and chemical processes;

•	separate myoblasts from other muscle cells;

•	culture and grow myoblasts;

•	identify a cell population with the propensity to engraft, proliferate and adapt to the cardiac environment, including areas of scar tissue; and

•	maintain and test the cell quality and purity.
      We have also developed and/or licensed a number of proprietary and/or patented processes related to the injection of myoblasts into damaged heart muscle, including the following:

•	package the cultured cells in a manner that facilitates shipping and use by the physician administering MyoCell;

•	methods of using MyoCath;

•	the use of an injectate media that assists in the engraftment of myoblasts;

•	cell injection techniques utilizing contrast media to assist in the cell injection process; and

•	cell injection protocols related to the number and location of injections.
      Assuming we secure regulatory approval of MyoCell for the treatment of all NYHA Class II and NYHA Class III patients, we believe MyoCell will provide a treatment alternative for the millions of NYHA Class II and NYHA Class III patients in the United States and Europe who either do not qualify for or have access to heart transplant therapy. Furthermore, we anticipate that the time incurred and cost of identifying patients qualified to receive MyoCell as well as the cost of MyoCell, including any ICD, drug and bi-ventricular pacer therapies that are simultaneously prescribed, if any, will be less expensive than the current cost of heart transplant therapy. Moreover, MyoCell is less invasive than a heart transplant and is not subject to the tissue rejection and immune system suppression issues associated with heart transplants.
      We believe there is still a large population of patients exhibiting symptoms consistent with NYHA Class II and NYHA Class III heart failure that is seeking an effective or more effective therapy for chronic heart damage than ICDs, bi-ventricular pacers and drug therapies. We hope to demonstrate that MyoCell is complementary to various therapies using ICDs, bi-ventricular pacers and drugs. In the MYOHEART and SEISMIC Trials, enrolled patients are required to have an ICD and to be on optimal drug therapy to be included in the study. While we do not require patients to have previously received a bi-ventricular pacer to participate in our clinical trials, we plan to accept patients in our MARVEL Trial who have had prior placement of a bi-ventricular pacer. We are hopeful that the results of our future clinical trials will demonstrate that MyoCell is complementary to existing therapies for treating heart damage.
Clinical Trials and Planned Clinical Trials of MyoCell
      Several clinical trials have been conducted for the purpose of demonstrating the safety and efficacy of MyoCell and MyoCath. We have sponsored five clinical trials and one registry study of MyoCell involving 84 enrollees, including 70 treated patients and 14 control patients who received only optimal medical therapy. In addition to studies we have sponsored, we believe myoblast-based clinical therapies have been the subject of at least eleven clinical trials involving more than 325 enrollees, including at least 235 treated patients. We believe additional testing must be completed before we will, if ever, have sufficient data to apply for and reasonably expect to receive regulatory approval of MyoCell. We face the risks that future clinical trial results will not assist us in demonstrating the safety and efficacy of MyoCell and that the results of subsequent testing will not corroborate earlier results.
      The following table summarizes our planned, ongoing and completed clinical trials of MyoCell. In addition to delivery via MyoCath, MyoCell has been tested in certain trials using MyoStar and Medtronic’s TransAccesstm catheter, or the TransAccess catheter.
U.S. Focused Clinical Trials

	Number of	Clinical Trial
Clinical Trial	Patients	Sites	Objective	Status

MARVEL (Phase II/III Clinical Trial)	330 anticipated, including 110 controls	20 sites in the United States and Canada and up to 15 sites in Europe and Israel anticipated	Designed to be a double-blind, randomized, placebo-controlled, multicenter trial to evaluate the safety and efficacy of MyoCell delivered via MyoStar	MyoCell implantation procedure completed on first patient in October 2007; six-month interim data anticipated in the second quarter of 2009 and final trial results anticipated in the third quarter of 2009
MYOHEART (Phase I Clinical Trial)	20	5 sites in the United States	Phase I dose escalation study to assess safety, feasibility and efficacy of MyoCell delivered via MyoCath	Trial commenced in 2003; treatment of all 20 patients completed in October 2006; monitoring patients through twelve month follow-up; interim three-month data received in January 2007; interim six-month data disclosed in this prospectus; final twelve-month data anticipated to be presented in January 2008

European Clinical Trials

	Number of	Clinical Trial
Clinical Trial	Patients	Sites	Objective	Status

SEISMIC (Phase II Clinical Trial)	40, including 14 controls	12 sites in the Netherlands, Germany, Belgium, Spain, Poland and the United Kingdom	Phase II European study to assess the safety and efficacy of MyoCell delivered via MyoCath	Trial commenced in November 2005; treatment of all patients completed in July 2007; final results anticipated in the first quarter of 2008
Phase I/ II Clinical Trial	15	3 sites in the Netherlands, Germany and Italy	Phase I/II European study to assess the safety and efficacy of MyoCell	Trial commenced in 2002; twelve-month follow-up completed in June 2004
Netherlands Pilot Trial	5	1 site in the Netherlands	Pilot study to assess safety and feasibility of MyoCell	Trial commenced in 2001; six-month follow- up completed in October 2003
2002 Trial	3	1 site in the Netherlands	Designed to evaluate the safety and efficacy of MyoCell delivered via the TransAccess catheter	Trial commenced in 2002; discontinued upon Transvascular’s acquisition by Medtronic
Other Clinical Trials

	Number of	Clinical Trial
Clinical Trial	Patients	Sites	Objective	Status

Partial Reimbursement Registry Studies	Up to 10 in the next two years	6 sites in Korea, Mexico, Switzerland, The Bahamas, Singapore and South Africa anticipated	Designed to generate additional safety and efficacy data and revenues	Requisite regulatory approval to conduct trials received at all sites; contracts in place with an institution in each of Mexico, the Bahamas, Switzerland and Korea; implantation of one patient in Mexico complete
     Metrics Used to Evaluate Safety and Efficacy of Heart Failure Treatments
      The performance of therapies used to treat damage to the heart is assessed using a number of metrics, which compare data collected at the time of initial treatment to data collected when a patient is re-assessed at follow-up. The time periods for follow-up are usually three, six and twelve months. Statistical data is often accompanied by a p-value, which is the mathematical probability that the data are the result of random chance. A result is considered statistically significant if the p-value is less than or equal to 5%. The common metrics used to evaluate the efficacy of these therapies include:

Metric	Description

NYHA Class	The NYHA heart failure classification system is a functional and therapeutic classification system based on how much cardiac patients are limited during physical activity.
Six-Minute Walk Distance	Six-Minute Walk Distance is an objective evaluation of functional exercise capacity which measures the distance a patient can walk in six minutes. The distance walked during this test has been shown to correlate with the severity of heart failure.
LVEF	LVEF is a measure of the heart’s efficiency and can be used to estimate the function of the left ventricle, which pumps blood to the rest of the body. The LVEF is the amount of blood pumped divided by the amount of blood the ventricle contains. A normal LVEF is more than 55% of the blood volume. Damage to the heart impairs the heart’s ability to efficiently pump and therefore reduces LVEF.

Metric	Description

Quality of Life	Quality of Life is evaluated by patient questionnaire, which measures subjective aspects of health status in heart failure patients.
Number of Hospital Admissions and Mean Length of Stay	The Number of Hospital Admissions and Mean Length of Stay measure the aggregate number of times that a patient is admitted to the hospital during a defined period and the number of days a patient remains in the hospital during each such admission.
Total Days Hospitalized	The Total Days Hospitalized measures the aggregate number of days a patient is admitted to the hospital during a defined period.
End-Systolic Volume	End-Systolic Volume is a measurement of the adequacy of cardiac emptying, related to the function of the heart during contraction.
End-Diastolic Volume	End-Diastolic Volume is the amount of blood in the ventricle immediately before a cardiac contraction begins and is used as a measurement of the function of the heart at rest.
LV Volume	Left Ventricular Volume, or LV Volume, is measured in terms of left ventricular End-Diastolic Volume and left ventricular End-Systolic Volume. Both measure the reduction in volume of blood in the left ventricle of the heart following expansion and contraction, respectively. Reduction in volume generally is reflective of positive ventricular remodeling and improvement in the heart’s ability to circulate oxygenated blood through the arteries.
Wall Motion	Wall Motion is a test designed to show whether the heart is receiving adequate quantities of oxygen-rich blood. Wall motion is generally measured by a stress echocardiography test.
Cardiac Output	Cardiac Output is a measure of the amount of blood that is pumped by the heart per unit time, measured in liters per minute.
BNP Level	B-Type Natriuretic Peptide, or BNP, is a substance secreted from the ventricles or lower chambers of the heart in response to changes in pressure that occur when heart failure develops and worsens. The level of BNP in the blood increases when heart failure symptoms worsen and decreases when the heart failure condition is stable.

MARVEL Phase II/III Clinical Trial in the United States Canada, Israel and certain countries in Europe
      The MARVEL Trial is designed to be a double-blind, randomized, placebo-controlled multicenter trial to evaluate the safety and efficacy of MyoCell delivered via MyoStar. We submitted our amended IND application setting forth the proposed protocol for this clinical trial to the FDA in November 2006. In July 2007, we submitted to the FDA an additional amendment to the trial protocol and, in August 2007, we received clearance from the FDA to proceed with the trial. We completed the MyoCell implantation procedure on the first patient in the MARVEL Trial on October 24, 2007. We intend to seek to have final data available for the MARVEL Trial by the third quarter of 2009. If the results of the MARVEL Trial demonstrate statistically significant evidence of the safety and efficacy of MyoCell, we anticipate having a basis to ask the FDA to consider the MARVEL Trial a pivotal trial, although there can be no assurances that the FDA will consider the trial pivotal. This study is planned to include 330 patients, including 110 controls, at 20 sites in the United States and Canada and up to 15 sites in Europe and Israel. Our primary and secondary endpoints will be measured at three months and six months following treatment.
      All of the patients selected for enrollment in the MARVEL Trial will have (i) symptoms associated with NYHA Class II or NYHA Class III heart failure, (ii) suffered a previous heart attack at least 90 days prior to the date of treatment, (iii) a LVEF of less than or equal to 35%, (iv) been on optimal drug therapy for at least two months prior to enrollment and (v) had prior placement of an ICD at least 60 days prior to enrollment. Patients will be required to use Amiodarone, an anti-arrhythmic drug therapy, at least 24 hours prior to MyoCell implantation.

      The patients will be divided into three groups. Patients in the first group will undergo treatment consisting of 16 injections of an aggregate dosage of approximately 800 million myoblast cells. Patients in the second group will undergo treatment consisting of 16 injections of an aggregate dosage of approximately 400 million myoblast cells. Patients in the third group will receive 16 placebo injections.
      The MARVEL Trial will measure the following safety and efficacy endpoints of the MyoCell treatment:

Primary Safety	Primary Efficacy	Secondary Efficacy	Tertiary Efficacy
Endpoint	Endpoints	Endpoints	Endpoints

Number of serious adverse events in treatment group as compared to control group	Change in Six-Minute Walk Distance from baseline to six months as compared to control group, or

Quality of Life scores assessed using Minnesota Living with Heart Failure questionnaire from baseline to six months as compared to control group	Total Days Hospitalized in treatment group as compared to control group

Cause-specific hospitalizations in treatment group as compared to control group

Proportion of patients with an improved NYHA Class from baseline to six months as compared to control group

Total days alive out of hospital over the six-month study period

Change in LVEF from baseline to six months as compared to control group

Change in LV Volume and wall motion from baseline to six months as compared to control group

Change in BNP Level from baseline to six months as compared to control group	Total cost and healthcare utilization within six months

Time to death or CHF hospitalization

Change in degree of mitral regurgitation from baseline to six months

Change in Six-Minute Walk Distance from baseline to three months as compared to control group

Quality of Life scores assessed using Minnesota Living with Heart Failure questionnaire from baseline to three months as compared to control group

Proportion of patients with improved NYHA Class from baseline to three months as compared to control group
      Provided that we are able to secure additional capital within the next six months, we intend to seek to enroll and treat all of the clinical patients in the MARVEL Trial by the end of the fourth quarter of 2008. If we meet that enrollment timeline, we would expect final trial results in the third quarter of 2009. If the results of the MARVEL Trial demonstrate statistically significant evidence of the safety and efficacy of MyoCell, we anticipate having a basis to ask the FDA to consider the MARVEL Trial a pivotal trial.

MYOHEART Phase I Dose Escalation Clinical Trial in the United States
      In October 2006, we completed the MyoCell implantation procedure on the final patient in our 20 patient Phase I dose escalation MYOHEART Trial in the United States. The purpose of the MYOHEART Trial was to assess the safety, feasibility and efficacy of MyoCell delivered via MyoCath. We divided the patients into four cohorts of five and each group received a progressively increasing dose of myogenic cells, ranging from 25 million (first cohort) to 675 million (fourth cohort). Safety endpoints were the evaluation of the nature and frequency of serious adverse events during the twelve month period following MyoCell treatment. The MYOHEART Trial was conducted at five clinical sites. Dr. Warren Sherman, the lead investigator, as well as two of the other MYOHEART Trial investigators, Dr. Nicolas Chronos and Dr. Stephen Ellis, are members of our Scientific Advisory Board.
      All of the patients selected for enrollment in the MYOHEART Trial had (i) symptoms associated with NYHA Class II or NYHA Class III heart failure, (ii) suffered a previous heart attack at least twelve weeks prior to the date of treatment, (iii) a LVEF of between 20% to 40%, (iv) been on optimal drug therapy and (v) prior placement of an ICD at least one month prior to enrollment. The patients in the MYOHEART Trial did not take Amiodarone to reduce the potential incidence of irregular heartbeats.
      We have summarized below the interim safety and efficacy data from the MYOHEART Trial available to us as of May 17, 2007. Due, in part, to the limited number of patients treated in the MYOHEART Trial, this trial was not designed to, and to our knowledge does not, conclusively demonstrate the statistical significance of any of the efficacy endpoints. We do not currently have or expect to have in the next few months sufficient data to independently calculate whether or not the results described below are statistically significant (i.e., p-value less than or equal to .05). However, we have certain data that suggest preliminary p-values indicative of significance for some, but not all, of the interim data related to Six Minute Walk Distance and Quality of Life.

•	Six-Minute Walk Distance:

•	for the 18 surviving patients able to complete the test at three months, patients treated in the first, second, third and fourth cohorts demonstrated a 6%, 10%, 22% and 13% respective improvement relative to their cohort baseline in their mean Six-Minute Walk Distance at three months as depicted in the chart below; and

•	for the 14 surviving patients able to complete the test at six months, patients treated in the first, second, third and fourth cohorts demonstrated a 5%, 23%, 6% and 9% respective improvement relative to their cohort baseline in their mean Six-Minute Walk Distance at six months as depicted in the chart below.
      One surviving patient was too ill to complete the test at three months. Four surviving patients were unable to complete the test at six months for various reasons, including knee replacement surgery, hip pain, inability to walk without crutches and sprained ankles.

•	Quality of Life. Relative to a baseline Quality of Life score, for the 17, 14 and ten patients for whom we had three, six and twelve-month data available, respectively, there was reported improvement in mean Quality of Life scores at three months, six months and twelve months as depicted in the chart below.

•	LVEF. As depicted in the chart below, LVEF scores for the 19 surviving patients at three months improved, on average, from 23.7% at baseline to 24.8% at three months following treatment and LVEF scores for the 18 surviving patients at six months following treatment improved, on average, from 23.7% at baseline to 25.6% at six months following treatment. For the 19, 18 and 13 patients for whom we had three, six and twelve-month data available, the chart below depicts the mean increase or decrease in LVEF for each cohort at three, six and twelve months:

      Please note that the foregoing discussion summarizes our internal interim analysis of the available efficacy data as of the dates indicated. The data has not yet been peer reviewed nor have our validation processes with respect to the above data been completed. Accordingly, this interim data is subject to change as we continue to collect data and undertake the processes necessary to confirm the accuracy of the data.
      In line with our expectations for the study, as of May 17, 2007, 16 serious adverse events were reported in eight patients during follow-up. Two of the 20 patients died, adjudicated as possibly related to MyoCell. Six patients experienced irregular heartbeats, four of which have been adjudicated as possibly related to MyoCell. Of these six patients experiencing irregular heartbeats, three patients had previously suffered from this condition prior to MyoCell implantation.
      At the January 18, 2007 Third Annual International Conference on Cell Therapy for Cardiovascular Diseases, Dr. Sherman presented one month safety data for all 20 of the patients treated in the MYOHEART Trial. He also presented three-month, six-month and twelve-month interim efficacy data on the Six-Minute Walk Distance, Quality of Life and LVEF endpoints for as many as 16, 14 and 10, respectively, of the patients treated depending on the data then available for the particular endpoint.
      With regards to efficacy, Dr. Sherman indicated in his presentation that the interim data from the MYOHEART Trial demonstrates a preliminary trend towards an improvement in Six-Minute Walk Distance scores and an improvement of Quality of Life. In addition, although not statistically significant due, in part, to the limited number of patients treated, Dr. Sherman indicated in his January presentation that the safety of MyoCell is strongly suggested by the MYOHEART results available at that time. There have been no additional serious adverse events reported since the interim safety data presented by Dr. Sherman in January 2007.
      On October 21, 2007, Dr. Sherman presented updated interim data regarding the MYOHEART Trial at the TCT Conference. The interim data summarized by Dr. Sherman includes core lab adjudicated, safety and efficacy data available as of October 17, 2007. The interim data includes the test results of two patients that were not available to us as of May 17, 2007. Although derived from a larger, more current pool of information and summarized and presented using different conventions, we believe the interim safety and efficacy data results presented by Dr. Sherman are generally consistent with the interim safety and efficacy data as of May 17, 2007 summarized above. Dr. Sherman commented, “Safety, I think, has been established fairly effectively.”
      With regards to efficacy, in his presentation, Dr. Sherman provided data as to the percentage of patients whose Six-Minute Walk Distance score, Quality of Life score and LVEF improved, stayed the same and worsened from baseline to both three months and six months, as follows:

	Six Minute Walk
	Distance		Quality of Life		LVEF

	Baseline to	Baseline to	Baseline to	Baseline to	Baseline to	Baseline to
	3 Months	6 Months	3 Months	6 Months	3 Months	6 Months

Improved	83%	67%	84%	83%	63%	61%
No Change	0%	7%	5%	0%	5%	11%
Worsened	17%	26%	11%	17%	32%	28%
      We expect to receive and present final twelve month data from this trial in January 2008.

SEISMIC Phase II clinical trial in Europe
      The purpose of the SEISMIC Trial is to assess the safety and efficacy of MyoCell delivered via MyoCath. 26 patients, or the Treatment Group Patients, will receive a dosage of between 150 million and 800 million myoblast cells and 14 patients will comprise the control group, or the Control Group Patients. The primary efficacy endpoint is the change in LVEF at three-month and six-month follow-up as compared to baseline LVEF and secondary efficacy endpoints include change in NYHA Class, change in Six-Minute Walk Distance, the effect of MyoCell treatment on hospitalizations or the need for medical treatment outside of hospitalizations and improvements in global contractility, wall thickness, coronary perfusion and change in scar size. The primary safety endpoint is the relative incidence of serious adverse events at three-month and six-month follow-up experienced by the Treatment Group Patients as compared to the Control Group Patients. Serious adverse events are defined to include any adverse events that are fatal, life-threatening, result in permanent impairment or surgery to preclude permanent impairment of a body function, or require in-patient hospitalization that is not specifically required by the clinical trial protocol or is elective. Secondary safety endpoints include the Number of Hospital Admissions and Mean Length of Stay in the six-month period following MyoCell treatment in the Treatment Group Patients as compared to the Control Group Patients.
      All of the patients selected for enrollment in the SEISMIC Trial have (i) symptoms associated with NYHA Class II or NYHA Class III heart failure, (ii) suffered a previous heart attack at least 90 days prior to the date of treatment, (iii) a LVEF of between 20% to 45%, (iv) been on optimal drug therapy for at least two months prior to enrollment and (v) had prior placement of an ICD at least six months prior to enrollment. All of the patients in the SEISMIC Trial were prescribed Amiodarone to reduce the potential incidence of irregular heartbeats. In Europe, twelve cardiology centers in six countries, including the Netherlands, Germany, Belgium, Spain, Poland and the United Kingdom are conducting the SEISMIC Trial. One of the SEISMIC Trial investigators, Pr. Nicholas Peters, MD, PhD, is a member of our Scientific Advisory Board.
      We originally anticipated that up to 46 patients would be randomized as part of the SEISMIC Trial, with 30 of these patients allocated to the treatment arm of the study so that approximately two-thirds of the patients would be randomized as Treatment Group Patients. As of July 31, 2007, we have 40 patients in follow-up, including 26 Treatment Group Patients and 14 Control Group Patients. We had previously made the determination to close enrollment of patients in the SEISMIC Trial at the end of March 2007 so that we could focus on commencement of the MARVEL Trial and, accordingly, we expect the final SEISMIC Trial results to include data on a total of 26 Treatment Group Patients and 14 Control Group Patients.
      We have summarized below the interim safety and efficacy data from the SEISMIC Trial available to us as of May 14, 2007. Due, in part, to the limited number of patients treated in the SEISMIC Trial, this trial was not designed to and, to our knowledge does not, conclusively demonstrate the statistical significance of any of the efficacy endpoints. We do not currently have or expect to have in the next few months sufficient data to independently calculate whether or not the results described below are statistically significant (i.e., p-value less than or equal to .05).
      For the efficacy metrics Six-Minute Walk Distance, NYHA Class and LVEF, we have presented mean and median data measured at baseline and at three and six months following treatment for each Treatment Group Patient and Control Group Patient for which we have follow-up data for such metric at the measurement point, or the Follow-Up Patients. The baseline data presented in the following tables only includes the baseline measurements for the Follow-Up Patients, or the Subset Baseline, and, accordingly, excludes the baseline measurements for patients for whom we do not have available follow-up data at this time. The median for each of the metrics presented is the midpoint of the data after sorting all of the data in ascending order.
      Six-Minute Walk Distance:
      The table below presents the mean and median Six-Minute Walk Distance data measured at the Subset Baseline and at three and six months following treatment for each Follow-Up Patient. The three-month data includes the test results of two Control Group Patients who completed the Six-Minute Walk Distance Test more than three months following MyoCell implantation and the six-month data includes the test results of two Treatment Group Patients who completed the Six-Minute Walk Distance Test more than six months following MyoCell implantation.

Six-Minute Walk Distance Data (Meters)

	Treatment Group	Treatment Group	Control Group Subset	Control Group
	Subset Baseline	Follow-Up Data	Baseline	Follow-Up Data

Three-Month Data
# of Follow-Up Patients	17	17	9	9
Mean	414± 84.7	470± 70.7	397± 132.7	448± 99.3
Median	437± 84.7	471± 70.7	430± 191	446± 99.3
Six-Month Data
# of Follow-Up Patients	13	13	7	7
Mean	419± 90.4	461± 89.6	446± 88.6	484± 226.0
Median	437± 90.4	477± 89.6	430± 88.6	432± 226.0
      NYHA Class:
      The table below presents the mean and median NYHA Class data measured at the Subset Baseline and at three and six months following treatment for each Follow-Up Patient. The three-month data includes the test results of three Control Group Patients whose NYHA class was measured more than three months following MyoCell implantation and the six-month data includes the test results of three Treatment Group Patients whose NYHA class was measured more than six months following MyoCell implantation.

NYHA Class Data

	Treatment Group	Treatment Group	Control Group	Control Group
	Subset Baseline	Follow-Up Data	Subset Baseline	Follow-Up Data

Three-Month Data
# of Follow-Up Patients	17	17	10	10
Mean	2.4± 0.51	2.2± 0.53	2.2± 0.42	2.4± 0.52
Median	2.0± 0.51	2.0± 0.53	2.0± 0.42	2.0± 0.52
Six-Month Data
# of Follow-Up Patients	13	13	7	7
Mean	2.5± 0.52	2.2± 0.69	2.3± 0.46	2.5± 0.53
Median	3.0± 0.52	2.0± 0.69	2.0± 0.38	2.0± 0.53
      At three months following treatment, 27% of the Treatment Group Patients had improved by at least one NYHA Class. In contrast, none of the Control Group Patients had improved by at least one NYHA Class at three months following treatment. At six months following treatment, 38% of the Treatment Group Patients had improved by at least one NYHA Class. In contrast, 13% of the Control Group Patients improved by at least one NYHA Class at six months following treatment.
      LVEF:
      The table below presents the mean and median LVEF data measured at the Subset Baseline and at three and six months following treatment for each Follow-Up Patient. The three-month data includes the test results of one Treatment Group Patient whose LVEF class was measured more than three months following MyoCell implantation and the six-month data includes the test results of two Treatment Group Patients whose LVEF class was measured more than six months following MyoCell implantation.

LVEF Data

	Treatment Group	Treatment Group	Control Group Subset	Control Group
	Subset Baseline	Follow-Up Data	Baseline	Follow-Up Data

Three-Month Data
# of Follow-Up Patients	13	13	8	8
Mean	31.1± 10.1	29.3± 8.0	32.8± 11.1	35.8± 12.5
Median	28.0± 10.1	27.0± 8.0	32.5± 11.1	38.0± 12.5
Six-Month Data
# of Follow-Up Patients	7	7	6	6
Mean	31.7± 11.5	28.0± 14.7	33.8± 12.5	32.7± 9.3
Median	28.0± 11.5	25.0± 14.7	34.0± 12.5	31.0± 9.3
      The table below presents, as of May 14, 2007, the baseline measurement data we had available with respect to Six-Minute Walk Distance, NYHA Class and LVEF for 22 Treatment Group Patients and 13 Control Group Patients, or Full Population Baseline Data, as follows:

Full Population Baseline Data

	Treatment Group	Control Group

# of Patients	22	13

Six Minute Walk (Meters)
Mean	414± 98.5	430± 191
Median	437± 98.5	430± 191
NYHA Class
Mean	2.4± 0.49	2.2± 0.44
Median	2.0± 0.49	2.0± 0.44
LVEF
Mean	30.0± 9.3	33.8± 12.9
Median	28.5± 9.3	32.5± 12.9
      Please note that the foregoing discussion summarizes our internal interim analysis of the available efficacy data as of the dates indicated. The data has not yet been peer reviewed nor have our validation processes with respect to the above data been completed. Accordingly, this interim data is subject to change as we continue to collect data and undertake the processes necessary to confirm the accuracy of the data.
      As of May 14, 2007, we have safety data available for 22 Treatment Group Patients and 13 Control Group Patients. Nine of the 22 Treatment Group Patients (40.9%) experienced fifteen serious adverse events, including one patient death from multiple organ failure 30 days following MyoCell treatment determined by the investigator as possibly attributable to MyoCell. Nine of the fifteen total serious adverse events experienced by the Treatment Group Patients involved irregular heartbeats, eight of which have been investigator determined to be possibly attributable to MyoCell. However, one-third of the patients experiencing irregular heartbeats following MyoCell treatment did not comply with the trial’s protocol for Amiodarone use and all of these patients had experienced irregular heartbeats prior to MyoCell implantation. Five Control Group Patients have experienced 21 serious adverse events, including 14 events involving irregular heartbeats. The Independent Data Safety and Monitoring Board for the SEISMIC Trial reviewed the serious adverse events experienced by the Treatment Group Patients and has not asked us to alter or terminate the trial and is expected to continue to monitor the occurrence of any serious adverse events.
      Interim data from the SEISMIC Trial, including interim safety data and interim efficacy data on the Six-Minute Walk Distance, NYHA Class and LVEF endpoints, was presented by Professor Patrick Serruys, MD, PhD, the lead investigator, at the Third Annual International Conference on Cell Therapy for Cardiovascular Diseases on January 18, 2007 and the subject SEISMIC Trial data was subsequently published in EuroIntervention Supplement B by Pr. Serruys and other contributing authors (including our VP of Clinical

Affairs and Physician Relations) with respect to the 16 Treatment Group Patients and nine Control Group Patients, for which at least one month follow-up data was available. The 16 Treatment Group Patients received an average a dosage of 598 +/-110 million myoblast cells.
      In the EuroIntervention article summarizing the same data presented by Pr. Serruys, the authors’ noted that, although complete efficacy data are not yet available and safety data are not yet fully adjudicated, these preliminary results suggest that myoblast therapy for heart failure is largely safe and effective. The authors further indicated that the risk of irregular heartbeats is largely manageable with close observation and prophylactic use of ICDs and anti-arrhythmic drug therapy and that when irregular heart beats do occur, they typically appear during the first months following implantation and can largely be mitigated with appropriate medical management. According to the authors, patients treated with MyoCell also tend to show improvement in quality of life and mechanical function over time, as evidenced by previously completed clinical studies and the initial reported trends from the interim SEISMIC Trial data. We believe the interim safety and efficacy data as of May 14, 2007 summarized above is generally consistent with the data presented by Pr. Serruys in January 2007.
      We expect final six-month data for the balance of the SEISMIC Trial patients to be available during the first quarter of 2008. If the final SEISMIC Trial data is generally consistent with the interim data, in the second quarter of 2008, we intend to seek approval from various European regulatory bodies to market MyoCell and MyoCath to treat the Class III Subgroup.

Phase I/ II Clinical Trials in Europe

Netherlands Pilot Trial
      We were one of the financial sponsors of a five patient pilot clinical trial of MyoCell in 2002. The primary endpoint of the study was to assess the safety and feasibility of MyoCell, measured by occurrence of serious adverse events at six months following treatment. The secondary endpoint was to assess improvement of LVEF at one, three and six months following treatment. The trial was performed in the Netherlands by physicians at the Thorax Center of the Erasmus Medical Center. Each patient enrolled in this clinical trial had (i) symptoms associated with NYHA Class II, NYHA Class III or NYHA Class IV heart failure, (ii) suffered a previous heart attack at least four weeks prior to the date of treatment and (iii) a LVEF between 20% to 45%. Patients received injections of between 25 million and 293 million myoblast cells.
      For the five patients who participated in the trial, it was reported that, on average, the patients’ LVEF increased from 36 ± 11% at the baseline to 41 ± 9% at three months (p = .009) and 45 ± 8% at six months (p = ..23).
      Although not statistically significant due, in part, to the limited number of patients treated, of these patients, we noted that:

•	100% and 60% of the patients improved one NYHA Class at three months and six months following therapy, respectively;

•	40% of the patients improved two NYHA Classes at both three months and six months following therapy;

•	100% of the patients’ LVEF improved by at least 4% at three months following therapy; and

•	60% of the patients’ LVEF improved by at least 20% at six months following therapy.
      All of the MyoCell injection procedures in the pilot clinical trial were without complication and no serious adverse events occurred during the follow-up period. One patient who experienced irregular heart contractions received an ICD within six months of the injection procedure.
      The results of this pilot clinical trial were published by the physicians conducting the trial in the Journal of the American College of Cardiology in December 2003. In the published article, the physicians concluded that the pilot study was the first to demonstrate the potential and feasibility of percutaneous skeletal myoblast delivery as a stand-alone procedure for myocardial repair in patients with post-heart attack heart failure. The physicians further concluded that more data was needed to confirm safety.

Phase I/ II Clinical Trial
      We conducted a non-randomized, multicenter 15 patient Phase I/ II clinical trial of MyoCell at institutions located in the Netherlands, Germany and Italy in 2003 to assess the safety of MyoCell and its effect on global ventricular function. As part of this clinical trial, we also assessed the safety and feasibility of MyoCell delivery via MyoCath. Each patient enrolled in the Phase I/ II clinical trial had (i) symptoms associated with NYHA Class II or NYHA Class III heart failure, (ii) suffered a previous heart attack at least four weeks prior to the date of treatment, (iii) a LVEF of between 20% to 40% and (iv) been using beta-blocker therapy unless these drugs were not tolerated or clearly contraindicated. Following treatment of the first six patients participating in this clinical trial, we amended the trial protocol to require that patients have placement of an ICD at least one month prior to enrollment and use of Amiodarone to reduce the potential incidence of irregular heartbeats at least two months prior to and for at least two months following the MyoCell implantation. Patients received injections of between 40 million and 448 million myoblast cells, with an average dosage of 214 ± 117 million myoblast cells.
      The primary efficacy endpoint of the Phase I/ II clinical trial was the effect of MyoCell on global ventricular function at three, six and twelve months following implantation as determined by, among other things, NYHA Class, LVEF, End-Diastolic Volume, End-Systolic Volume, Cardiac Output and Wall Motion as measured by stress echocardiography at rest and at low dose. The primary safety endpoint was the clinical status of the patient as measured by, among other things, a comparison of serious adverse events occurring before and following MyoCell implantation.
      The clinical trial investigators observed a tendency towards statistically significant improvement in systolic function at six and twelve-month follow-up. Efficacy data from this trial is summarized in more detail in the following table:

Endpoints	Baseline	3-month	p-value	6-month	p-value	12-month	p-value

NYHA Class(1)	2.8	2.1		1.6		1.9
LVEF(2)	36.3 ± 8.0	34.3 ± 9.1	0.3	34 ± 7.8	0.3	38.7 ± 9.4	0.4
End-Diastolic Volume(2)	225 ± 83	186 ± 59	0.03	214 ± 37	0.7	197 ± 30	0.4
End-Systolic Volume(2)	145 ± 64	124 ± 49	0.05	143 ± 37	0.9	122 ± 29	0.2
Cardiac output(3)	4.6 ± 0.91	N/A	N/A	5.6 ± 1.6	0.06	5.4 ± 1.5	0.05
Wall motion as measured by stress echocardiography at rest(1)	3.0 ± 0.5	2.9 ± 0.6	0.65	2.8 ± 0.6	0.95	2.8 ± 0.7	0.70
Wall motion as measured by stress echocardiography at low dose(3)	2.8 ± 0.4	2.6 ± 0.5	0.65	2.5 ± 0.5	0.95	2.5 ± 0.6	0.70

(1)	Matched data provided for 13 of the 15 patients.

(2)	Matched data provided for eight of the 15 patients.

(3)	Matched data provided for five of the 15 patients.
     Although the data showed a decrease in End-Diastolic Volume, trends towards a reduction in End-Systolic Volume and an increase in LVEF, the data cannot be considered statistically significant. The clinical trial investigators were, however, able to conclude from this data that global left ventricular function remained stable and that no further deterioration of the left ventricles occurred during the twelve months following treatment, which, given the clinical status of the patient group, was determined by the researchers to be a significant observation.
      Although not statistically significant due, in part, to the limited number of patients treated, we noted that:

•	85% and 62% of the 13 surviving patients improved one NYHA Class at six months and twelve months following therapy, respectively;

•	31% and 23% of the 13 surviving patients improved two NYHA Classes at six months and twelve months following therapy, respectively;

•	of the eleven patients for which we have six-month data regarding LVEF, 36% of such patients’ LVEF improved by at least 4% and 9% of such patients’ LVEF improved by at least 20% at six months following therapy; and

•	of the twelve patients for which we have twelve-month data regarding LVEF, 50% of such patients’ LVEF improved by at least 4% and 17% of such patients’ LVEF improved by at least 20% at twelve months following therapy.
      Eleven serious adverse events were reported in nine of the 15 patients during follow-up, seven of which were investigator determined to be possibly attributable to MyoCell. Two of the seven serious adverse events potentially attributable to MyoCell were death, which occurred relatively shortly after receiving the MyoCell therapy. In the course of describing the cause of death, electrophysiologists who reviewed and analyzed the data indicated that one of the deaths was most likely attributable to irregular heart contractions brought on by the MyoCell injection procedure. The cause of death for the other patient is unknown as permission for histology and autopsy analysis were denied by the patient’s family. Following these patient deaths, we requested an assessment by an independent European Data Safety Monitoring Board who, following their investigation and our incorporation of their recommendations to, among other things, require prior placement of an ICD and require holter and ICD readings every week for the first month following the MyoCell injection procedure, supported the continuation of the trial. The other five serious adverse events possibly attributable to MyoCell also involved irregular heart contractions. These patients recovered and no other adverse events were reported for such patients.
      The results of this trial were presented at the 2005 Annual Meeting of the American College of Cardiology.

2002 Trial
      In May 2002, we initiated a clinical trial of MyoCell in the Netherlands in collaboration with Transvascular, Inc., or the 2002 Trial, to evaluate the safety and efficacy of MyoCell using the investigational TransAccess catheter. Three patients were treated in this clinical trial, which was discontinued for reasons unrelated to the trial following the acquisition of Transvascular by Medtronic in August 2003. All of the patients selected for enrollment in the 2002 Trial had (i) symptoms associated with NYHA Class II, NYHA Class III or NYHA Class IV heart failure, (ii) suffered a previous heart attack at least four weeks prior to the date of treatment, (iii) a LVEF of between 20% to 40%, (iv) been on optimal drug therapy and (v) prior placement of an ICD at least one month prior to enrollment. The primary safety endpoint of the study was the clinical status of the patient as measured by, among other things, a comparison of serious adverse events occurring before and following MyoCell implantation. The primary efficacy endpoints were the same endpoints used in the Phase I/ II trial we conducted in Europe. Twelve month follow-up on these three patients showed one death adjudicated by the physicians conducting the trial as unrelated to MyoCell, with the other two patients event-free.
     Paid Registry Studies
      We have taken steps to initiate paid registry studies of MyoCell and MyoCath in six centers and countries, including Korea, Mexico, Switzerland, The Bahamas, Singapore and South Africa and finalized contracts with an institution in each of Korea, Mexico, Switzerland and The Bahamas. A paid registry study is a research study conducted at a private hospital or research institution in accordance with a specific protocol approved by the appropriate regulators in the country and agreed to by contract between us and the institution conducting the study. The institution conducting the registry study and/or the patients enrolled in the trial reimburse us for some or all of the costs of cell culturing, biopsy processing and MyoCath. These registry studies are primarily designed to generate revenues and to gather additional clinical research data regarding the safety and efficacy of MyoCell and MyoCath.
      As of January 1, 2008, one patient has undergone the MyoCell implantation procedure at the Mexico center, one patient had undergone the MyoCell implantation procedure in Korea and biopsies have been processed for three additional patients in Korea.

Other Trials of Myoblast Implantation in the Heart
      In addition to studies we have sponsored, we believe myoblast-based clinical therapies have been the subject of at least eleven clinical trials involving more than 325 enrollees, including at least 235 treated patients. In an article published by Pr. Serruys and other contributing authors (including our VP of Clinical Affairs and Physician Relations) in EuroIntervention Supplement B, the authors, summarily commented on the state of the field based upon their review of preclinical studies and at least seven Phase I or Phase II clinical trials involving, in the aggregate, at least 80 treated patients. The authors noted that previous data derived from pre-clinical studies demonstrated that the implantation of autologous skeletal myoblasts may lead to replacement of non-functioning scar tissue in the heart with functional contractile tissue and consistent improvement in global LVEF, regional wall motion and viability.
      The authors further noted that results from the Phase I or II clinical trials reviewed suggest that skeletal myoblast implantation during coronary artery bypass graft (CABG) surgery may lead to similar effects, as do recent studies using percutaneous delivery of myoblasts as a stand-alone procedure. We believe that the results of these clinical trials, as well as the results of our clinical trials to date and the results of the MAGIC Trial discussed below, generally provide support for our theory that MyoCell may add a new dimension to the interventional management of deterioration of cardiac function in patients with severe heart damage.
      MG Therapeutics Myoblast Autologous Grafting in Ischemic Cardiomyopathy (MAGIC) Trial
      The following summary of the results of the Myoblast Autologous Graft in Ischemic Cardiomyopathy (MAGIC) clinical trial sponsored by MG Biotherapeutics, LLC is based upon a presentation given by Philippe Menasché, M.D., Ph.D. at the American Heart Association’s Scientific Sessions 2006 and news reports of the presentation.
      Dr. Menasché reported that the MAGIC trial was a Phase II, randomized, double blind, placebo-controlled multicenter clinical trial in various countries in Europe to assess the safety and efficacy of skeletal myoblast implantation injected during CABG surgery into the scarred region of the heart. 97 patients were enrolled in the MAGIC trial before it was discontinued after an analysis by an independent data-monitoring board indicated the trial was unlikely to show that the treatment was superior to placebo on the primary efficacy endpoints: (i) functional improvements in Wall motion and (ii) LVEF, as measured by echocardiography six months following myoblast implantation. The secondary efficacy endpoints included End-Systolic Volume and End-Diastolic Volume at six months.
      Dr. Menasché reported that the 97 patients were randomized into three groups. The high-dose group (30 patients) received direct injections of myoblasts in and around the scarred area totaling about 800 million myoblasts via 30 injections, the low-dose group (33 patients) received direct injections of about 400 million myoblasts and the third group, the placebo group (34 patients), received injections of the suspension medium without active cells. Dr. Menasché reported that all of the patients selected for enrollment in the MAGIC trial had (i) suffered a heart attack at least four weeks prior to myoblast implantation, (ii) a LVEF between 15% and 35% and (iii) a planned CABG. All patients in the MAGIC trial received ICDs before hospital discharge.
      Although the study failed to find any significant differences in Wall Motion or LVEF as measured by echocardiography, a significant decrease, or improvement, was documented (by 12-13% from baseline preoperative values) of LV Volume in patients receiving the high dose of cells whereas there were no significant changes in the placebo group. Reduction in LV volume generally is reflective of positive ventricular remodeling and improvement in the heart’s ability to circulate oxygenated blood through the arteries. Because LV Volumes are often predictors of outcomes, we believe that finding may be clinically relevant. Furthermore, LVEF was also measured by radionuclide or nuclear angiography in a subgroup of 48 patients and was then found to be significantly increased in those that had received the high dose of myoblasts compared with the placebo group. In these patients, Dr. Menasché reported that the absolute change in LVEF in the high-dose group was 3%, significantly greater than in the placebo group, where LVEF was unchanged from baseline at six months.
      The primary safety endpoints of the study were the nature and frequency of serious adverse events and ventricular arrhythmias during the six months following myoblast implantation. There were no statistically significant differences between either the high-dose or low-dose treatment and placebo groups in terms of major adverse cardiac events and irregular heartbeats when measured over six months. Serious adverse event rates and irregular heartbeats were no different between the groups and none of the deaths in the myoblast groups were attributable to the procedure or to irregular heartbeats.
      “We were surprised and were happy to show there was apparently no increased risk in the procedure, and we also were encouraged by what appeared to be happening with the heart volume,” noted Dr. Menasché.
Pipeline
      In addition to MyoCell, we have multiple cell therapies and related devices for the treatment of chronic and acute heart damage in various stages of development. We have also acquired the rights to use certain devices for the treatment of heart damage. We intend to allocate our capital, material and personnel resources among MyoCell and the product candidates described below, a number of which may have complementary therapeutic applications. For each product candidate, we have developed or are in the process of developing a regulatory approval plan. Assuming such proposed plans are able to be followed, we do not anticipate that the regulatory approval of MyoCell will be necessary for our further development of our other product candidates.

Candidate	Proposed Use or Indication	Status/Phase	Comments

Bioheart Acute Cell Therapy	Acute, autologous cell therapy treatment for acute MI	Preclinical	Animal studies completed in the fourth quarter of 2007; subject to favorable test results and completion by Tissue Genesis of the Device Master File for TGI 1200 in the first quarter of 2008, anticipate filing IND application in the first quarter of 2008
TGI 1200 Adipose Tissue Processing System	Fully automated device for the rapid processing of patient derived fat tissue	Tissue Genesis performing validation studies and preparing Device Master File	Upon approval of IND application for Bioheart Acute Cell Therapy, anticipate seeking cost reimbursement for supplying TGI 1200 and related disposable kits for use in connection with Bioheart Acute Cell Therapy clinical trials, Tissue Genesis filed for CE Mark approval in the third quarter of 2007 and expects to file for 510(k) approval in the second quarter of 2008
MyoCell II with SDF-1	Autologous cell therapy treatment for severe chronic damage to the heart; cells modified to express angiogenic factors	IND application filed in May 2007	Assuming approval of IND application and receipt of grant approval, anticipate commencing Phase I clinical trials during the second quarter of 2008
MyoCath	Disposable endoventricular catheter used for the delivery of biologic solutions to the myocardium	Used in European Phase II clinical trials of MyoCell; used in Phase I clinical trials of MyoCell	Anticipate seeking certification to apply the CE Mark for commercial sale and distribution within the European Union in the first quarter of 2008 provided we enter into a long term manufacturing contract with an entity that satisfies the requirements of the International Standards Organization

Candidate	Proposed Use or Indication	Status/Phase	Comments

MyoCath II	Second generation disposable endoventricular catheter modified to provide multidirectional cell injection and used for the delivery of biologic solutions to the myocardium	Preclinical	Laboratory studies currently being conducted; commenced animal studies in the third quarter of 2007
BioPace	Treatment of chronic abnormal heart rhythm due to electrical disturbances in the upper chambers of the heart	Preclinical	Preclinical development by Bioheart
AlloCell	Allogenic cell-therapy treatment for severe chronic damage to the heart	Preclinical	Preclinical development by Bioheart
     Bioheart Acute Cell Therapy and TGI 1200 Adipose Tissue Processing System
      We are seeking to develop Bioheart Acute Cell Therapy, a patient derived cell therapy for the treatment of acute MI. Unlike MyoCell, which is intended to be used to treat severe heart damage months or even years after a heart attack, Bioheart Acute Cell Therapy is being designed to be used for the treatment of muscle damage immediately following a heart attack. We hope to demonstrate that the injection of endothelial progenitor and stem cells derived from fat tissue by the TGI 1200 is a safe and effective means of limiting or reversing some of the effects of acute MI and preventing or slowing a patient’s progression from MI to CHF. Fat tissue is an abundant and readily available source of endothelial progenitor and stem cells and is easily extractable from a patient using minimally invasive techniques. If approved, we intend to market the Bioheart Acute Cell Therapy primarily to interventional cardiologists.
      We have secured the exclusive, worldwide right to sell or lease to medical practitioners and related healthcare entities the following items for the treatment of acute MI:

•	the TGI 1200 and certain disposable products used in conjunction with the TGI 1200, or the TGI 1200 Licensed Products;

•	the processes that use the TGI Licensed Products, or the TGI Licensed Processes; and

•	the cells derived using the TGI Licensed Products and/or TGI Licensed Processes.
      The TGI 1200 system is a compact, fully automated cell isolation device for the rapid processing of patient-derived fat tissue to separate, isolate and produce large yields of endothelial progenitor and stem cells. The fat tissue is extracted from the patient using a minor liposuction-like procedure and processed using the TGI 1200. We anticipate that the TGI 1200 will process cells within a one-hour time period.
      We have developed a proposed pathway for seeking securing regulatory approval of Bioheart Acute Cell Therapy. Preclinical studies involving pigs testing the safety and efficacy of Bioheart Acute Cell Therapy commenced in the first quarter of 2007 at Indiana University were completed in the fourth quarter of 2007. Assuming favorable preclinical test results and provided that Tissue Genesis completes its Device Master File for the TGI 1200 by the first quarter of 2008, we anticipate submitting to the FDA an IND with respect to Bioheart Acute Cell Therapy in the first quarter of 2008. Provided we secure FDA approval of the Phase I protocol set forth in the IND by the second quarter of 2008, we anticipate commencing Phase I trials of Bioheart Acute Cell Therapy in that quarter.
      Until the TGI 1200 is readily available for research and clinical applications, we have been manually isolating and separating endothelial progenitor and stem cells from fat tissue using Tissue Genesis’ TGI 100 Wound Dressing Kit and its related manual cell isolation techniques. We are currently in the process of negotiating a research agreement with Indiana University. To date, we have provided training as well as the TGI 100 Wound Dressing Kits and catheters to Indiana University for use in connection with these preclinical studies.

      Tissue Genesis has finalized the design of the TGI 1200 and has completed validation studies demonstrating that the TGI 1200 produces a pulpy composition comparable to the TGI 100. It is our understanding that the TGI 1200 is now available for research and clinical applications. Tissue Genesis has informed us that it filed for CE Mark approval in the third quarter of 2007 and anticipates filing for 510(k) approval in the second quarter of 2008. Tissue Genesis has informed us that it has entered into an agreement for the manufacture of the TGI 1200. Upon approval of our IND application for Bioheart Acute Cell Therapy, we anticipate that we will seek cost reimbursement for supplying TGI 1200 and the related disposable kits for use in connection with our clinical trials of Bioheart Acute Cell Therapy.
     MyoCell II with SDF-1
      Our MyoCell II with SDF-1 product candidate, which has recently completed preclinical testing, is intended to be an improvement to MyoCell. In February 2006, we signed a patent licensing agreement with the Cleveland Clinic of Cleveland, Ohio which gave us exclusive license rights to pending patent applications in connection with MyoCell II with SDF-1. We expect this collaboration to give us access to the extensive underlying animal studies supporting the patent applications. In addition, in connection with our establishment of this relationship with the Cleveland Clinic, Dr. Marc Penn, the Medical Director of the Cardiac Intensive Care Unit at the Cleveland Clinic and a staff cardiologist in the Departments of Cardiovascular Medicine and Cell Biology, joined our Scientific Advisory Board.
      We anticipate that MyoCell II with SDF-1 will be similar to MyoCell, except that the myoblast cells to be injected will be modified prior to injection by an adenovirus vector or non-viral vector so that they will release extra quantities of the SDF-1 protein, which expresses angiogenic factors. Following injury which results in inadequate blood flow to the heart, such as a heart attack, the human body naturally increases the level of SDF-1 protein in the heart. By modifying the myoblasts to express additional SDF-1 prior to injection, we are seeking to increase the SDF-1 protein levels present in the heart. We are seeking to demonstrate that the presence of additional quantities of SDF-1 protein released by the myoblasts will stimulate the recruitment of the patient’s existing stem cells to the cell transplanted area and, thereafter, the recruited stem cells will assist in the tissue repair and blood vessel formation process. Preclinical animal studies showed a definite improvement of cardiac function when the myoblasts were modified to express additional SDF-1 protein prior to injection as compared to when the myoblasts were injected without modification.
      We filed an IND application in May 2007 for Phase I clinical trials of MyoCell II with SDF-1 and received comments from the FDA in August and December of 2007. Assuming FDA approval of the protocol for a Phase I Trial of MyoCell II with SDF-1 by the second quarter of 2008 and our receipt of certain grants which we have applied for, we hope to begin enrolling patients in the Phase I Trial during such quarter.
     MyoCath and MyoCath II
      MyoCath is a disposable endoventricular catheter used for the delivery of biologic solutions to a targeted treatment site within the myocardium, the inner wall of the heart. MyoCath provides for multiple injections to a pre-determined needle insertion depth with a single core needle of 25 gauge diameter that can be advanced and retracted from the tip of the catheter. MyoCath is intended for use with commercially available Becton-Dickinson 1 milliliter and 3 milliliter syringes. Although we hope to prove that MyoCell can be administered with a variety of different catheters, such as MyoStar, MyoCath has been specifically designed to be used for the delivery of MyoCell and has been used as the delivery mechanism in the majority of our clinical trials to date.
      We are also developing MyoCath II, a second generation catheter. MyoCath II provides a modified injection needle which has a closed tip and side holes that result in multidirectional cell injection rather than injection solely from the tip of the needle. We are seeking to determine whether MyoCath II will increase the bioretention of the cells injected in the heart and disperse the cells more efficiently throughout the scar tissue. We commenced animal studies of MyoCath II in the third quarter of 2007. Tricardia, LLC has granted us a sublicenseable license to certain patents and patent applications covering the modified injection needle we intend to use as part of MyoCath II, which license is exclusive with respect to products developed under these patents for the delivery of therapeutic compositions to the heart.
      It is our hope that MyoCath and/or MyoCath II will prove to be more cost effective than, and as safe and effective as, other catheters at delivering MyoCell. Although MyoCath and MyoCath II have been designed for use with MyoCell, we believe that there are a number of other clinical therapies to treat heart disease currently in development by other companies that could be delivered via MyoCath and/or MyoCath II including gene, protein, cytokine and growth factor therapies. Three clinical trials have been initiated by biopharmaceutical companies and other institutions utilizing MyoCath to deliver growth factors in an effort to increase blood supply to a damaged heart.
     BioPace
      BioPace is an autologous cell-based therapy intended to be used as a biological pacemaker for the treatment of sino-atrial nodal dysfunction disease, a disease in which the natural pacemaker cells of the heart do not properly function due to electrical disturbances in the upper chambers of the heart and which results in an abnormal heart rhythm. The sino-atrial node is the impulse generating tissue located in the right atrium of the heart. As part of the BioPace therapy, cells from the sino-atrial node are removed from the right atrium of a patient’s heart and cultured in our temperature controlled cell culturing facility. These cells are cultured in vitro in a solution containing oxygen and nutrients. While the cells are being cultured, we anticipate the patient will receive an external pacemaker to pace the remaining portions of the patient’s sino-atrial node. The cultured cells are then implanted into the myocardial tissue of the right ventricle to provide biological pacing for the heart. We are currently establishing a preclinical development plan for BioPace.
     Allocell
      We anticipate that Allocell will be similar to MyoCell, except that the myoblast cells to be injected will be taken from third party donors. Like MyoCell, we hope to demonstrate that allogenic myoblasts are a safe and effective treatment of severe heart damage. We anticipate that Allocell may be administered in conjunction with immunosuppressive drugs to reduce the risk of tissue rejection. We are exploring the storage life of myoblast cells and the feasibility of maintaining an inventory of Allocell from which interventional cardiologists can select to perform the myoblast implantation procedure.
      We believe our license agreement with Dr. Law and Cell Transplants International provides us a conditionally exclusive license in the United States to certain patents that include claims we believe cover the use of cultured allogenic myoblast cells for the administration to diseased muscle within the field of heart muscle repair and angiogenesis.
      We are currently establishing a preclinical development plan for Allocell.
Collaboration with Biosense Webster involving MyoStar and the MyoStar System
      We have been cleared by the FDA to proceed under the protocol for the MARVEL Trial, which protocol will require participating trial investigators to use MyoStar for the delivery of MyoCell to patients enrolled in the trial.
      MyoStar is a multi-electrode, percutaneous catheter with a deflectable tip and injection needle designed to inject agents into the heart. The tip of the catheter is equipped with a Biosense Webster location sensor and a retractable, hollow 27-gauge needle for fluid delivery. Use of the MyoStar is coupled with the NOGA XP Cardiac Navigation System, which is a 510(k) cleared electroanatomical mapping system used to create a 3D real-time mapping of a patient’s heart. The location information displayed on the NOGA display screen is the location of the catheter tip sensor, which allows for precise targeting of injections into infracted tissue.

      We are not affiliated with Biosense Webster, the Cordis Corporation or any other Johnson and Johnson company. On May 10, 2007, we entered into a supply agreement with Biosense Webster pursuant to which they have agreed to:

•	deliver MyoStar to us at an agreed upon price as and when required for the MARVEL Trial;

•	facilitate our purchasing access to its FDA approved mapping and reference catheters, Nogastar and Reference Patch, respectively by setting us up as an approved purchaser; and

•	providing technical training on the MyoStar System.
      This supply agreement will terminate upon the earlier of (i) two years and (ii) three months after treatment of the last patient enrolled in the MARVEL Trial. In addition, either party may terminate the agreement upon 30 days notice if the principal investigator for the MARVEL Trial becomes unable or unwilling to continue performance of the trial.
      Except as set forth above, we have no right to control the further development, clinical testing and/or refinement of MyoStar or the MyoStar System. See “Risk Factors — We are subject to numerous risks associated with seeking regulatory approval of MyoCell pursuant to a protocol that requires the use of a catheter system which is still subject to FDA approval. The catheter system we intend to use in connection with our MARVEL Trial is owned by an unaffiliated third party. Although we have entered into a two-year supply agreement for delivery of the catheter system for use in the MARVEL Trial, we are subject to a number of risks not addressed by the parties in the supply agreement.”
Research
      We supervise and perform experimental work in the areas of improving cell culturing, cell engraftment, and other advanced research projects related to our product candidates from our Sunrise cell culturing facility. The primary focus of a substantial majority of our employees is advancing our clinical trials, preclinical studies, research and product development.
      In addition, we work with a number of third parties within and outside the United States on various research and product development projects, including:

•	preclinical small and large animal testing for lead product candidate enhancements and pipeline product candidate development; and

•	contract research for clinical and preclinical testing of our pipeline product candidates.
Cell Culturing
      We have an approximately 2,000 square foot cell culturing facility at our headquarters in Sunrise, Florida. We began culturing cells at this facility for preclinical uses in the third quarter of 2006. We anticipate that we will begin culturing cells at this facility for clinical uses upon commencement of the MARVEL Trial. We believe our cell culturing facility and processes comply with cGMP. We anticipate that this facility will manufacture substantially all of the capacity needed in the United States through 2008 for the MARVEL Trial.
      Over the last two years, we have significantly improved our ability to:

•	culture in excess of 800 million myoblast cells per biopsy; and

•	produce cell cultures with a high percentage of viable myoblast cells.
      Accordingly, we have been able to increase the maximum dosage of myoblast cells injected as part of the MyoCell therapy to approximately 800 million myoblast cells, which we believe will be the most effective therapeutic dose. We expect that we will seek to further refine our MyoCell cell culturing processes. We are seeking to automate a significant portion of our cell culturing processes in an effort to reduce our culturing costs and processing times. We have licensed patents from Dr. Law relating to this automation process.

      We have historically met and, with respect to the cell culturing of our product candidates in Europe, expect to meet, our cell culturing needs by contracting with third party manufacturers.
      In December 2006, we entered into a non-exclusive supply agreement with Pharmacell BV, or Pharmacell. We anticipate that substantially all of the MyoCell inventory to be cultured or purchased in Europe between the date of this prospectus and the end of 2008 will be cultured by Pharmacell at their facility in Massetricht, Netherlands, which opened in June 2006. Pursuant to the supply agreement, Pharmacell has agreed to provide us with MyoCell cell culturing at its cost plus a certain percentage per culture. We have no minimum purchase obligation under the supply agreement. The supply agreement expires six months following the completion of the SEISMIC and MARVEL Trials unless terminated earlier. Either party may terminate the supply agreement upon the other party’s insolvency or the other party’s material default or breach of any provision of the supply agreement.
      We also have cell culturing contracts with Cambrex Bioscience for the culturing of cells at their facilities in Maryland, United States and Verviers, Belgium. Pursuant to our agreements with Cambrex Bioscience, we do not have any minimum purchase commitment and, while Cambrex has agreed to use reasonable efforts to meet our manufacturing needs, they have not guaranteed that they will be able to do so. We compensate Cambrex for its cell culturing services on a per patient basis at a fixed cost per culture and at hourly rates for services they provide to us not directly related to the scheduling and processing of a biopsy.
      We are seeking to further optimize our processing times by building facilities or contracting with a small number of cell culturing facilities in strategic regional locations. We have established and/or are currently evaluating establishing joint venture manufacturing relationships in Korea, China and Australia. We anticipate that a portion of the funds necessary to construct new manufacturing facilities may be made available to us by the governments of the countries where we seek to build such facilities.
Supply Agreements
      In June 2007, we entered into an agreement with BioLife Solutions, Inc., or BioLife, pursuant to which BioLife agreed to sell and we agreed to purchase all of our preservation media products during the term of the agreement. The initial term of the agreement is for ten years and is subject to renewal for additional one-year periods thereafter. Pursuant to the agreement, the purchase prices we will be required to pay for these products will be at various discounts to the prevailing list prices. We are also required to pay BioLife an annual fee, which we do not believe is material. Upon the occurrence of certain events, including, but not limited to, BioLife’s uncured material breach of the agreement, the cessation of BioLife’s business operations, or BioLife’s inability to supply us with the quantities of products we request in any two calendar quarters under the term of the agreement, BioLife has agreed to grant us a non-transferable, non-exclusive, worldwide, fully paid-up, royalty free license to its intellectual property, including its formulation and manufacturing processes to permit us to manufacture, or cause to be manufactured, the preservation media products subject to this agreement. Either party may terminate the agreement upon the other party’s uncured material breach of the agreement.
Third Party Reimbursement
      Government and private insurance programs, such as Medicare, Medicaid, health maintenance organizations and private insurers, fund the cost of a significant portion of medical care in the United States. As a result, government imposed limits on reimbursement of hospitals and other healthcare providers have significantly impacted their spending budgets and buying decisions. Under certain government insurance programs, a healthcare provider is reimbursed a fixed sum for services rendered in treating a patient, regardless of the actual cost of such treatment incurred by the healthcare provider. Private third party reimbursement plans are also developing increasingly sophisticated methods of controlling healthcare costs through redesign of benefits and exploration of more cost-effective methods of delivering healthcare. In general, we believe that these government and private measures have caused healthcare providers to be more selective in the purchase of medical products.

      As of the date of this prospectus, CMS has agreed to reimburse certain of the centers that are participating in the MYOHEART Trial for costs deemed “routine” in nature for patients suffering from heart failure. Examples of these reimbursable costs include, but are not limited to, costs associated with physical examination of the patients, x-rays, holter monitoring, MUGA scan and echocardiography. However, at present, CMS reimbursement does not cover the cost of MyoCell implantation.
      Reimbursement for healthcare costs outside the United States varies from country to country. In European countries, the pricing of prescription pharmaceutical products and services and the level of government reimbursement are subject to governmental control. In these countries, pricing negotiations with governmental authorities can take six to twelve months or longer after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct one or more clinical trials that compares the cost effectiveness of our product candidates to other available therapies. Conducting one or more clinical trials would be expensive and result in delays in commercialization of our product candidates.
Research Grants
      Historically, part of our research and development efforts have been indirectly funded by research grants to various centers and/or physicians that have participated in our MyoCell and MyoCath clinical trials. As part of our development strategy, we intend to continue to seek to develop research partnerships with centers and/or physicians.
Patents and Proprietary Rights
      We own or hold licenses or hold sublicenses to an intellectual property portfolio consisting of approximately 19 patents and 19 patent applications in the United States, and approximately twelve patents and 57 patent applications in foreign countries, for use in the field of heart muscle regeneration. We have described our most material license and sublicense agreements below in the section entitled “Business — Technology In-Licenses and Other Agreements.” References in this prospectus to “our” patents and patent applications and other similar references include the patents and patent applications that are owned by, or licensed or sublicensed to us, and references to patents and patent applications that are “licensed” to us and other similar references refer to patents, patent applications and other intellectual property that are licensed or sublicensed to us.
      Our intellectual property strategy emphasizes method, product and device patents. We rely primarily on one U.S. patent for MyoCell, or the Primary MyoCell Patent, one U.S. patent for MyoCath, or the Primary MyoCath Patent and a number of patents for MyoCath II. We rely on three pending U.S. patent applications and corresponding foreign patent applications for MyoCell II with SDF-1 and three U.S. patents for BioPace. For most of our other product candidates, we rely on one primary patent, multiple patents in combination and/or proprietary processes.

      The following provides a description of our key patents and pending applications and is not intended to represent an assessment of claims, limitations or scope.

Expiration Date Assuming
Patent	Subject Matter	Related Product(s)	No Patent Extension

US5,130,141	Compositions for and methods of treating muscle degeneration and weakness	MyoCell; MyoCell II with SDF-1	July 14, 2009
US5,972,013	Direct Pericardial Access Device with Deflecting Mechanism and Method	MyoCath; MyoCath II	Sep. 19, 2017
US6,241,710	Hypodermic Needle with Weeping Tip and Method of Use	MyoCath II	Dec. 20, 2019
US6,547,769	Catheter Apparatus with Weeping Tip and Method of Use	MyoCath II	Dec. 20, 2019
US6,855,132	Apparatus with Weeping Tip and Method of Use	MyoCath II	Dec. 20, 2019 (with 101 day adjustment: Mar. 30, 2020)
US6,949,087	Apparatus with Weeping Tip and Method of Use	MyoCath II	Dec. 20, 2019

Patent Application	Subject Matter	Related Product(s)

WO 04/056186 (US03/34411)(PCT)	Cell-Based VEGF Delivery	MyoCell II with SDF-1
US2004/0037811	Stromal Cell-Derived Factor-1 Mediates Stem Cell Homing and Tissue Regeneration in Ischemic Cardiomyopathy	MyoCell II with SDF-1
WO 04/017978	Stromal Cell-Derived Factor-1 Mediates Stem Cell	MyoCell II with SDF-1
(US03/26013) (PCT)	Homing and Tissue Regeneration in Ischemic Cardiomyopathy
      Patent life determination depends on the date of filing of the application or the date of patent issuance and other factors as promulgated under the patent laws. Under the U.S. Drug Price Competition and Patent Term Restoration Act of 1984, as amended, a patent which claims a product, use or method of manufacture covering drugs and certain other products, including biologic products, may be extended for up to five years to compensate the patent holder for a portion of the time required for research and FDA review of the product. Only one patent applicable to an approved drug or biologic product is eligible for a patent term extension. This law also establishes a period of time following approval of a drug or biologic product during which the FDA may not accept or approve applications for certain similar or identical drugs or biologic products from other sponsors unless those sponsors provide their own safety and efficacy data.
      We anticipate that we will seek to collaborate with the owners of the patent, Dr. Law and Cell Transplants International, to extend the term of this patent. In the event MyoCell is approved by the FDA prior to the patent expiration date and certain other material conditions are satisfied, we believe that this patent will be eligible for a five-year extension of its term until July 2014. It is likely, however, that the FDA will not complete review of and grant approval for MyoCell before this patent expires. In such event, a regular patent term extension will not be available, but Dr. Law and Cell Transplants International could request a one-year interim extension of the patent term during the period beginning six months before and ending fifteen days before the patent expiration. The request for interim extension must satisfy a number of material conditions including those conditions necessary to receive a regular patent term extension. Under certain circumstances the patent owner can request up to four additional one-year interim extensions. However, we cannot assure you that Dr. Law and Cell Transplants International will seek to obtain, or will be successful in obtaining, any regular or interim patent term extension.
      MyoCell is not protected by patents outside of the United States, which means that competitors will be free to sell products that incorporate the same or similar technologies that are used in MyoCell without infringing our patent rights in those countries, including in European countries, which we believe may be one of the largest potential markets for MyoCell. As a result, MyoCell, if approved for use in any of these countries, may be vulnerable to competition. In addition, many of the patent and patent applications that have been licensed to us that pertain to our other product candidates do not cover certain countries within Europe.
      Our commercial success will depend to a significant degree on our ability to:

•	defend and enforce our patents and/or compel the owners of the patents licensed to us to defend and enforce such patents;

•	obtain additional patent and other proprietary protection for MyoCell and our other product candidates;

•	obtain and/or maintain appropriate licenses to patents, patent applications or other proprietary rights held by others with respect to our technology, both in the United States and other countries;

•	preserve trade secrets and other intellectual property rights relating to our product candidates; and

•	operate without infringing the patents and proprietary rights of third parties.
      In addition to patented intellectual property, we also rely on trade secrets and proprietary know-how to protect our technology and maintain our competitive position, especially when we do not believe that patent protection is appropriate or can be obtained. Our policy is to require each of our employees, consultants and advisors to execute a confidentiality and inventions assignment agreement before beginning their employment, consulting or advisory relationship with us. The agreements generally provide that the individual must keep confidential and not disclose to other parties any confidential information developed or learned by the individual during the course of the individual’s relationship with us except in limited circumstances. These agreements generally also provide that we shall own all inventions conceived by the individual in the course of rendering services to us. Moreover, some of our academic institution licensors, collaborators and scientific advisors have rights to publish data and information to which we have rights, which may impair our ability to protect our proprietary information or obtain patent protection in the future.
      We work with others in our research and development activities and one of our strategies is to enter into collaborative agreements with third parties to develop our proposed products. Disputes may arise about inventorship and corresponding rights in know-how and inventions resulting from the joint creation or use of intellectual property by us and our licensors, collaborators, consultants and others. In addition, other parties may circumvent any proprietary protection we do have. As a result, we may not be able to maintain our proprietary position.
      Except for the complaint filed against us by Dr. Law and Cell Transplants Asia, we are not currently a party to any litigation or other adverse proceeding with regard to our patents or intellectual property rights. However, if we become involved in litigation or any other adverse intellectual property proceeding, for example, as a result of an alleged infringement, or a third party alleging an earlier date of invention, we may have to spend significant amounts of money and time and, in the event of an adverse ruling, we could be subject to liability for damages, including treble damages, invalidation of our intellectual property and injunctive relief that could prevent us from using technologies or developing products, any of which could have a significant adverse effect on our business, financial condition and results of operation. In addition, any claims relating to the infringement of third party proprietary rights, or earlier date of invention, even if not meritorious, could result in costly litigation, lengthy governmental proceedings, divert management’s attention and resources and require us to enter royalty or license agreements which are not advantageous, if available at all.

      See “Risk Factors — Risks Related to Our Intellectual Property” for a discussion of additional risks we face with respect to our intellectual property rights.
Technology In-Licenses and Other Agreements
     Primary MyoCell Patent
      The Primary MyoCell Patent includes claims we believe cover a composition for the treatment of muscle degeneration, comprised of cultured myogenic cells for use in their administration to diseased muscle. The Primary MyoCell Patent expires in the United States in July 2009. In the event MyoCell is approved by the FDA prior to the patent expiration date and certain other material conditions are satisfied, we believe that this patent will be eligible for a five-year extension of its term until July 2014. It is likely, however, that the FDA will not complete review of and grant approval for MyoCell before this patent expires. In such event, a regular patent term extension will not be available, but Dr. Law and Cell Transplants International could request a one-year interim extension of the patent term during the period beginning six months before and ending fifteen days before the patent expiration. The request for interim extension must satisfy a number of material conditions including those conditions necessary to receive a regular patent term extension. Under certain circumstances the patent owner can request up to four additional one-year interim extensions.
      In February 2000, we entered into a License Agreement, or the Law License Agreement, with Dr. Law and Cell Transplants International pursuant to which Dr. Law and Cell Transplants International granted us a conditionally exclusive license (i.e., a non-exclusive license with a right of first refusal) to certain patent and patent applications, including the Primary MyoCell Patent, or, collectively, the Law Patents, for the life of such Law Patents as well as future developments related to heart muscle regeneration and angiogenesis for the purpose of developing a commercially viable product within the field of heart muscle repair and angiogenesis, or, collectively, the Law IP. We are not permitted to sublicense our rights under the Law License Agreement to third parties. If Dr. Law or Cell Transplants International desires to license or otherwise convey any rights in and to any of the Law Patents, including the Primary MyoCell Patent, or any of their technology, inventions or other patent rights in the field of heart muscle regeneration or angiogenesis to a third party, we have a right of first refusal, exercisable within thirty days, to obtain either an exclusive or non-exclusive license for such rights. Dr. Law and Cell Transplants International have agreed that they will not consider any such third party offer if the aggregate consideration offered is less than $14 million. Pursuant to the Law License Agreement, the exercise price of our right of first refusal will be equal to the lesser of the price offered by the third party or $25 million.
      Under the Law License Agreement, we are required to pay to Cell Transplants International a $3 million payment upon commencement of a bona fide U.S. Phase II human clinical trial that utilizes technology claimed under the Primary MyoCell Patent and a $5 million payment upon FDA approval of patented technology for heart muscle regeneration. In addition, we are required to pay royalties to Cell Transplants International equal to 5% of gross sales in the territories where the licensed patents are issued for products and services that are covered by the Law IP. On October 24, 2007, we completed the MyoCell implantation procedure on the first patient in the MARVEL Trial, our Phase II/ III Trial of MyoCell. We have not yet made the payment that is now due. See “Risk Factors — We have licensed and therefore do not own the intellectual property that is critical to our business...”
      Dr. Law and Cell Transplants International have agreed to use reasonably diligent and prompt efforts to enforce the patents licensed pursuant to the Law License Agreement by instituting litigation against all third parties to whom Dr. Law and/or Cell Transplants International have a reasonable basis for claiming infringement. Dr. Law and Cell Transplants International are entitled to any and all damages recovered in connection with any such litigation. We do not have the right to initiate or exercise any control over the prosecution, maintenance, defense or enforcement of the Law IP. See “Risk Factors — Risks Related to Our Intellectual Property” for a discussion of additional risks we face with respect to our intellectual property rights.

      Our interpretation of certain terms of the Law License Agreement, as well as our performance of certain obligations under the Law License Agreement, have been disputed by Dr. Law and Cell Transplants Asia, as described in “Legal Proceedings.”
     Primary MyoCath Patent
      The Primary MyoCath Patent includes device claims that we believe covers, among other things, the structure of MyoCath. The Primary MyoCath Patent expires in the United States in September 2017. A patent application for the Primary MyoCath Patent has been filed in Europe and is currently pending.
      In January 2000, we entered into a license agreement with Comedicus, Incorporated pursuant to which Comedicus granted us a royalty-free, fully paid-up, non-exclusive and irrevocable license to the Primary MyoCath Patent in exchange for a payment of $50,000. This agreement was amended in August 2000 to provide us an exclusive license to the Primary MyoCath Patent in exchange for a payment of $100,000 and our loan of $250,000 to Comedicus. Pursuant to this amendment we also received the right, but not the obligation, with Comedicus’ consent, which consent is not to been unreasonably withheld, to defend the Primary MyoCath Patent against third party infringers.
      In June 2003, we entered into agreements with ACS pursuant to which we assigned our rights under the license agreement with Comedicus, as amended, committed to deliver 160 units of MyoCath and sold certain of our other catheter related intellectual property, or, collectively, with the Primary MyoCath Patent, the Catheter IP, for aggregate consideration of $900,000. In connection with these agreement, ACS granted to us a co-exclusive, irrevocable, fully paid-up license to the Catheter IP for the life of the patents related to the Catheter IP.
      ACS has the exclusive right, at its own expense, to file, prosecute, issue, maintain, license, and defend the Catheter IP, and the primary right to enforce the Catheter IP against third party infringers. If ACS fails to enforce the Catheter IP against a third party infringer within a specified period of time, we have the right to do so at our expense. The party enforcing the Catheter IP is entitled to retain any recoveries resulting from such enforcement. The asset purchase agreement only pertains to the Catheter IP developed or acquired by us prior to June 24, 2003. Our subsequent catheter related developments and/or acquisitions, such as MyoCath II, were not sold or licensed to ACS.
     MyoCell II with SDF-1 Patents
      To develop our MyoCell II with SDF-1 product candidate, we intend to rely primarily on patents we have licensed from the Cleveland Clinic in addition to the Primary MyoCell Patent. These patents relate to methods of repairing damaged heart tissue by transplanting myoblasts that express SDF-1 and other therapeutic proteins capable of recruiting other stem cells within a patient’s own body to the cell transplant area. We believe we will also need to, among other things, license some additional intellectual property to commercialize MyoCell II with SDF-1 in the form we believe may prove to be the most safe and/or effective.
      In February 2006, we signed a patent licensing agreement with the Cleveland Clinic which provides us with the worldwide, exclusive rights to three pending U.S. patent applications and certain corresponding foreign filings in the following jurisdictions: Australia, Brazil, Canada, China, Europe and Japan, or, collectively, the Cleveland Clinic IP, related to methods of repairing damaged heart tissue by transplanting myoblasts that express SDF-1 and other therapeutic proteins capable of recruiting other stem cells within a patient’s own body to the cell transplant area. The term of our agreement with the Cleveland Clinic extends to the date on which the last of the Cleveland Clinic IP expires, at which time our license will become irrevocable, paid up and royalty-free. Certain terms of this patent licensing agreement were amended in March 2007.
      We have paid the Cleveland Clinic aggregate fees of $1.5 million and are required to pay an annual maintenance fee of $150,000.
      In addition, we are required to make payments upon our achievement of certain milestone activities which we have agreed to use commercially reasonable efforts to complete by target dates agreed to by the parties. The table below sets forth the milestone activity, required milestone payment and target completion date.

	Milestone
Milestone Activity	Payment	Target Completion Date

FDA or foreign equivalent approval of an IND application covering product candidates derived from the Cleveland Clinic IP	$200,000	60 days following completion of FDA required safety study, or IND Target Completion Date
Full enrollment of an FDA approved Phase I clinical trial for the first product candidate derived from the Cleveland Clinic IP	$300,000	One year following IND Target Completion Date
Full enrollment of the last clinical trial needed prior to a Biologic License Application submission to the FDA or foreign equivalent related to the first product candidate derived from the Cleveland Clinic IP	$750,000	Two years following IND Target Completion Date
First commercial sale of an FDA approved product derived from the Cleveland Clinic IP	$1,000,000	Four years following IND Target Completion Date
      In August and December of 2007, we received correspondence from the FDA requesting certain additional information regarding the IND application for MyoCell II submitted in May 2007. To provide this information, we will need to complete an additional safety study of MyoCell II with SDF-1, which we expect to complete by the second quarter of 2008.
      To the extent we do not complete a milestone activity by the target completion date, we will be required to pay $100,000, or the Extension Fee, to extend the target completion date for an additional one year period, or the Extension Period. If such milestone activity is achieved during the first six months of the Extension Period, the Extension Fee will be credited against the applicable milestone payment. We will also be required to pay Cleveland Clinic royalty fees equal to 5% of net sales of any product derived from the Cleveland Clinic IP until the expiration of the patents. In addition, in the event we do not complete a milestone activity by the target completion date and fail to achieve such milestone activity within 90 days of receiving written notice from the Cleveland Clinic, our license to the Cleveland Clinic IP will automatically convert into a non-exclusive license. In the event such milestone activity remains uncompleted one year following the target completion date and is not completed within 90 days of receiving written notice from the Cleveland Clinic, our license to the Cleveland Clinic IP will automatically terminate.
      Pursuant to our license agreement with the Cleveland Clinic, we are permitted to sublicense the Cleveland Clinic IP. However, prior to enrollment of the first human in an FDA approved clinical trial, we are required to pay Cleveland Clinic 20% of all revenue received from our granting of sublicenses to the Cleveland Clinic IP. Following enrollment of the first human in an FDA approved clinical trial, we will be required to pay Cleveland Clinic 10% of all revenue received from our granting of sublicenses to the Cleveland Clinic IP. These sublicense fees do not include amounts paid by a sublicensee to us relating to, among other things, net sales of products derived from the Cleveland Clinic IP.
      The Cleveland Clinic has agreed to diligently prosecute and maintain the rights to the Cleveland Clinic IP and has the right, but not the obligation, to prosecute and/or defend, at its own expense, any infringement of, and/or challenge to, the patent rights. To the extent the Cleveland Clinic determines not to initiate suit against any infringer, we have the right, but not the obligation, to commence litigation for such alleged infringement. Any damages recovered will be treated as royalties received by us from sublicensees and shared by us and the Cleveland Clinic accordingly.
      In addition to the Cleveland Clinic’s right to terminate due to our failure to complete milestone activities as described above, the Cleveland Clinic may terminate our agreement with the Cleveland Clinic if we breach the agreement and fail to cure such breach within a specified cure period. The agreement also will terminate automatically in the event of our bankruptcy. Upon the Cleveland Clinic’s termination of the agreement due to our default, breach or bankruptcy, we have granted the Cleveland Clinic an automatic, non-exclusive, no-cost, royalty free license, with the right to sublicense, to any patents created by us and our affiliates during the term of the license agreement that are required for the development of product candidates derived from the Cleveland Clinic IP. Upon such termination, we have also granted the Cleveland Clinic the exclusive right to negotiate for a license on a worldwide basis, in the field of use and upon commercially reasonable terms, to license any patent rights created by us or our affiliates that may be useful for the development of the product candidates derived from the Cleveland Clinic IP.

MyoCath II Patents
      In April 2006, we entered into an agreement with Tricardia, LLC pursuant to which Tricardia granted us a sublicenseable license to certain patents and patent applications in the United States, Australia, Canada, Europe and Japan covering the modified injection needle we intend to use as part of MyoCath II, or the MyoCath II Patents, in exchange for a one time payment of $100,000. Our license covers and is exclusive with respect to products developed under the MyoCath II Patents for the delivery of therapeutic compositions to the heart. Unless earlier terminated by mutual consent of the parties, our agreement with Tricardia will terminate upon the expiration date of the last MyoCath II Patent.
      Tricardia has the obligation to take all actions necessary to file, prosecute and maintain the MyoCath II Patents. We are required to reimburse Tricardia, on a pro-rata basis with other licensees of Tricardia of the MyoCath II Patents, for all reasonable out-of-pocket costs and expenses incurred by Tricardia in prosecuting and maintaining the MyoCath II Patents. To the extent we do not wish to incur the cost of any undertaking or defense of any opposition, interference or similar proceeding involving the MyoCath II Patents with respect to any jurisdiction, the license granted to us pursuant to agreement will be automatically amended to exclude such jurisdiction.
      Tricardia also has the first right, but not the obligation, to take any actions necessary to prosecute or prevent any infringement or threatened infringement of the MyoCath II Patents. To the extent Tricardia determines not to initiate suit against any infringer, we have the right, but not the obligation, to commence litigation for such alleged infringement. Our share of any recovery will equal 50% in the event Tricardia commences litigation and 90% in the event we commence litigation.

TGI 1200 Patent
      On December 12, 2006, or the Effective Date, we entered into an agreement with Tissue Genesis, or the Tissue Genesis Agreement, that provides us an exclusive, worldwide right to individually use or to sell or lease to medical practitioners and related healthcare entities the following items, for the treatment of acute MI and heart failure, or the Field of Use:

•	the TGI 1200 and certain disposable products used in conjunction with the devices, or, the TGI Licensed Product Candidates;

•	processes that use the TGI Licensed Product Candidates, or the TGI Licensed Processes; and

•	the cells derived using the TGI Licensed Product Candidates and/or the TGI Licensed Processes, or the TGI Licensed Cells.
      Under the Tissue Genesis Agreement, we are restricted from transferring or sublicensing our rights to distribute and use, respectively, the TGI Licensed Product Candidates and related technology, or the TGI Product Candidate Technology.
      Under the Tissue Genesis Agreement, we have agreed to diligently pursue commercialization of the TGI Licensed Product Candidates for the treatment of acute MI and heart failure. We have also agreed to use commercially reasonable efforts to obtain FDA approval for the TGI Licensed Product Candidates within five years of the Effective Date and to make the first sale of a TGI Licensed Product Candidate within seven years of the Effective Date. Tissue Genesis has agreed to provide us with reasonable assistance to obtain regulatory approvals.
      Tissue Genesis has agreed to sell us equipment and disposables on pricing terms as favorable as the terms offered to any other direct customer. Tissue Genesis has agreed to provide us with any reasonably available information and instructions related to the operation and maintenance of any equipment we purchase.
      We have granted Tissue Genesis an exclusive, worldwide license to use, for purposes other than the treatment of acute MI and heart failure, any improvements we make to the TGI Product Candidate Technology. Tissue Genesis has granted us a right of first refusal to acquire any improvements made or acquired by Tissue Genesis to the TGI Licensed Product Candidates or TGI Product Candidate Technology.
      We may terminate the Tissue Genesis Agreement for any reason upon 90 days written notice to Tissue Genesis. In the event we terminate the Tissue Genesis Agreement, the warrant we granted Tissue Genesis (described below) will immediately become fully vested. In the event we fail to obtain FDA approval for a TGI Licensed Product Candidate within seven years of the Effective Date, our exclusive license and distribution right will automatically become non-exclusive. In the event we fail to obtain FDA approval for a TGI Licensed Product Candidate within eight years of the Effective Date, our license and distribution right will automatically terminate. In the event we pay Tissue Genesis royalties of less than $1 million over any one year royalty period at any time after two years following the receipt of FDA approval for a TGI Licensed Product Candidate, our exclusive license and distribution right will automatically terminate 30 days after receipt of notice from Tissue Genesis unless we demonstrate that we continue to pursue commercialization and FDA approval of TGI Licensed Product Candidates and have spent at least the following cumulative amounts toward our commercialization and FDA approval efforts:

•	$500,000 within two years of the Effective Date;

•	$1,250,000 within three years of the Effective Date;

•	$2,000,000 within four years of the Effective Date; and

•	an additional $100,000 each year after four years of the Effective Date.
      Tissue Genesis also has the right to terminate the agreement if we are in material breach thereof and we do not cure the breach within 30 days of receiving written notice of such breach. We have the right, but not the obligation, to request that Tissue Genesis commence litigation against a third party infringer of the patents, including certain patents licensed by Tissue Genesis from Thomas Jefferson University, or the TJU Patents, necessary for our customers’ use of the TGI Licensed Product Candidates, the TGI Licensed Processes and the TGI Licensed Cells within the Field of Use. In the event (i) Tissue Genesis fails to bring suit within 120 days of receipt of our written request, which request must be accompanied by an opinion of counsel as to the alleged infringement and (ii) sales of the infringing products reduce our net sales of the TGI Licensed Product Candidates by at least $250,000 per year, we will be relieved of our obligation to pay Tissue Genesis royalty fees until Tissue Genesis initiates litigation against the third party infringer or obtains discontinuance of the infringement. If requested by Tissue Genesis, we may be required to pay for one third of the expenses, including legal fees, of any such litigation. To the extent we are required to contribute to the costs of litigation, we will have the right to participate in the prosecution of the alleged infringement and to receive one third of any damages recovered by Tissue Genesis.
      As consideration for the license, we have issued to Tissue Genesis 13,006 shares of our common stock and granted Tissue Genesis a warrant to purchase 1,544,450 shares of our common stock at an exercise price of $7.69 per share. The warrant is scheduled to vest and become exercisable as follows:

•	617,780 shares will vest upon our successful completion of any internationally recognized Phase I clinical trial of a TGI Licensed Product Candidate;

•	463,335 shares will vest upon the earlier of our net sales of $10 million of TGI Licensed Product Candidates or our receipt of $2 million of net profits from the sale of TGI Licensed Product Candidates; and

•	463,335 shares will vest upon the earlier of our net sales of $100 million of TGI Licensed Product Candidates or our receipt of $20 million of net profits from the sale of TGI Licensed Product Candidates.
      In the event we merge or are acquired, the warrant will immediately become fully vested as to all 1,544,450 shares. Any vested portion of the warrant will be exercisable at any time and from time to time until December 31, 2026.
      We have also agreed to pay Tissue Genesis royalty fees equal to 2% of net sales of any TGI Licensed Product Candidate, TGI Licensed Processes and TGI Licensed Cells, up until such time as the items are no longer qualified for legal protection by a valid patent claim or trade secret.
      Tissue Genesis has agreed that we and our customers will not be liable for damages for directly or indirectly infringing various patents, including the TJU patents necessary for our customers’ use of the TGI Licensed Product Candidates, the TGI Licensed Processes and the TGI Licensed Cells for the treatment of acute MI. Tissue Genesis has, subject to certain conditions, also agreed to indemnify and hold harmless us and our customers from all claims that the products infringe any patents, copyrights or trade secret rights of a third party. However, if our use of the products is enjoined or if Tissue Genesis wishes to minimize its liability, Tissue Genesis may, at its option and expense, either:

•	substitute a substantially equivalent non-infringing product for the infringing product;

•	modify the infringing product so that it no longer infringes but remains functionally equivalent; or

•	obtains for us the right to continue using such item.
      If none of the foregoing is feasible, Tissue Genesis is required to accept a return of the infringing product and refund to us the amount paid for such product. Our agreement with Tissue Genesis provides that Tissue Genesis’ entire liability and obligation with respect to claims of infringement are limited to the liabilities and obligations described above.

Other License Agreements
      In June 2000, we entered into an agreement with William Beaumont Hospital, or WBH, pursuant to which WBH granted to us a worldwide, exclusive, non-sublicenseable license to two U.S. method patents covering the inducement of human adult myocardial cell proliferation in vitro, or the WBH IP. We utilize the methods under these patents in connection with our BioPace and certain other product candidates in development. We do not have rights to patents outside the United States relating to BioPace. In addition to a payment of $55,000 we made to acquire the license, we are required to pay WBH an annual license fee of $10,000 and royalties ranging from 2% to 4% of net sales of products that are covered by the WBH IP. In order to maintain these exclusive license rights, our aggregate royalty payments in any calendar year must exceed a minimum threshold as established by the agreement. The minimum threshold was $30,000 and $50,000 for 2004 and 2005, respectively. This minimum threshold increased to $100,000 in 2006 and will increase to $200,000 for 2007 and thereafter. To the extent that our annual net sales of products covered by the WBH IP do not exceed the minimum threshold for such year, we have the option of paying any shortfall in cash to WBH by the end of the applicable year or having our license to the WBH IP become non-exclusive. In addition to the patents licensed from WBH, we purchased a U.S. patent and its corresponding Japanese filing, which are directed to biological pacemakers, by assignment from Angeion Corporation on September 1, 2000.
      As of the date of this prospectus, we have not made any payments to WBH other than the initial payment to acquire the license. Accordingly, WBH may terminate the license to the WBH IP at any time at their sole option. We are currently in negotiations with WBH to amend the terms of the license agreement. Unless earlier terminated by WBH or by either party upon the other party’s breach of the agreement, the agreement will terminate upon the expiration date of the last patent covered by the WBH Agreement.

Sales and Marketing
      In advance of any expected commercial approval of our lead product candidate in the United States, we intend to internally develop a direct sales and marketing force. We anticipate the team will be comprised of salespeople, clinical and reimbursement specialists and product marketing managers.
      We intend to market MyoCell to interventional cardiologists. In the typical healthcare system the interventional cardiologist functions as a “gate keeper” for determining the course of appropriate medical care for our target patient population.
      We anticipate our marketing efforts will be focused on informing interventional cardiologists of the availability of a our treatment alternative through the following channels of communication: (i) articles published in medical journals by widely recognized interventional cardiologists, including cardiologists that have participated in our clinical trials; (ii) seminars and speeches featuring widely recognized interventional cardiologists; and (iii) advertisements in medical journals.
Collaborative Arrangements for Seeking Regulatory Approvals and Distribution of Products Outside of the United States and Europe

Japan
      On November 19, 2001, we entered into an agreement with Getz Brothers Co., Ltd. pursuant to which we appointed Getz Brothers as the exclusive distributor of all of our products in Japan. Pursuant to this agreement, during the three-year period following the Reimbursement Date (as defined below), Getz Brothers has agreed to purchase a minimum number of units of our products per year at prices to be negotiated upon our receipt of approval from the Japanese Ministry of Health, Labor and Welfare to sell our products in Japan, or the Japan Regulatory Approval. Under this distribution agreement, Getz Brothers has agreed to use its best efforts to obtain government approval for, promote and distribute our products in Japan using generally the same channels and methods, exercising the same diligence and adhering to the same standards which Getz Brothers employs for its own products and other medical products it distributes. To assist Getz Brothers in registering and marketing our products in Japan, we have agreed to provide them with, among other things, written materials necessary to obtain the Japan Regulatory Approval, information on our marketing and promotional plans for our products, certificates of analysis concerning any products purchased by Getz Brothers, certificates of free sale, trademark authorizations and any other documents they may reasonably request.
      This agreement with Getz Brothers terminates five years following the date that the necessary Japanese regulatory authorities approve reimbursement for MyoCell, or the Reimbursement Date. Getz Brothers may terminate the agreement upon 30 days written notice. In the event that the Reimbursement Date does not occur by November 19, 2009, we may terminate the agreement upon 30 days written notice. If our agreement with Getz Brothers is not terminated prior to the end of the five year period following the Reimbursement Date, the agreement will be automatically renewed for additional one-year periods unless either party provides 180 days advance written notice to the other party of its desire not to renew the agreement.
      We may also terminate this agreement at any time upon 180 days notice subject to our one-time payment of a buy-out fee to Getz Brothers. If we exercise this buy-out option prior to our receipt of the Japan Regulatory Approval, the payment to Getz Brothers will be equal to the greater of (i) $5 million and (ii) two times the sum of Getz Brothers’ expenditures incurred in connection with seeking regulatory approvals and conducting clinical trials for our product candidates. If we exercise this buy-out option subsequent to our receipt of the Japan Regulatory Approval, the payment to Getz Brothers will be equal to the greater of (ii) $10 million and (ii) the product of 24 and the monthly average of Getz Brothers’ gross revenues received from sales of our products during the six months preceding our exercise of this buy-out option.

Korea
      On February 1, 2005, we entered into a joint venture agreement with Bioheart Korea, Inc. pursuant to which we and Bioheart Korea agreed to create a joint venture company called Bioheart Asia Manufacturing, or Bioheart Manufacturing, located in Korea to own and operate a cell culturing facility. The joint venture agreement contemplates that we will engage Bioheart Manufacturing to provide all cell culturing processes for our products and processes sold in Korea for a period of no less than ten years. Pursuant to the joint venture agreement, we agreed to contribute approximately $59,000 for an 18% equity interest in Bioheart Manufacturing, and Bioheart Korea agreed to contribute approximately $9,592,032 for an 82% equity interest in Bioheart Manufacturing. On April 1, 2006, we entered into an in-kind investment agreement with Bioheart Manufacturing pursuant to which we agreed to provide Bioheart Manufacturing with the technology to manufacture MyoCell and MyoCath and, in exchange, received 15,090 common shares of Bioheart Manufacturing.
      Pursuant to the joint venture agreement, we have agreed to provide Bioheart Manufacturing with standard operating procedures, tests and testing protocols, cell selection methods, cell characterization methods, and all materials necessary to carry out the activities of the cell culturing facility in the manner required by us. Under the joint venture agreement, we agreed to enter into a shareholders agreement with Bioheart Korea which will include, among others, a provision providing for a five-member board of directors and provisions setting forth certain operation related matters that will require prior written agreement by us and Bioheart Korea.
      The joint venture agreement terminates upon Bioheart Manufacturing’s inability to continue its operations by reason of operation of law, governmental order or regulation or Bioheart Manufacturing’s dissolution or liquidation for any reason.
      It is our understanding that in February 2006, Bioheart Manufacturing entered into an industrial site lease with Gyeonggi Provincial Government of the Republic of Korea and commenced construction of a cell culturing facility in September 2006. It is our understanding that the manufacturing facility is targeting an opening in the first quarter of 2008. Since September 2006, our employees have been visiting Korea to train Bioheart Manufacturing’s employees regarding how to culture myoblasts.
      In August 2007, we entered into a clinical registry supply agreement with Bioheart Korea pursuant to which we agreed to supply MyoCell and MyoCath to Bioheart Korea for use in registry studies of MyoCell anticipated to be conducted by Bioheart Korea at purchase prices established by the agreement. We may terminate this agreement at any time.
Government Regulation
      The research and development, preclinical studies and clinical trials, and ultimately, the culturing, manufacturing, marketing and labeling of our product candidates are subject to extensive regulation by the FDA and other regulatory authorities in the United States and other countries. We believe MyoCell and MyoCath are subject to regulation in the United States and Europe as a biological product and a medical device, respectively.
      Biological products are subject to regulation under the Federal Food, Drug, and Cosmetic Act, or the FD&C Act, the Public Health Service Act, or the PHS Act and their respective regulations as well as other federal, state, and local statutes and regulations. Medical devices are subject to regulation under the FD&C Act and the regulations promulgated thereunder as well as other federal, state, and local statutes and regulations. The FD&C Act and the PHS Act and the regulations promulgated thereunder govern, among other things, the testing, cell culturing, manufacturing, safety, efficacy, labeling, storage, record keeping, approval, clearance, advertising and promotion of our product candidates. Preclinical studies, clinical trials and the regulatory approval process typically take years and require the expenditure of substantial resources. If regulatory approval or clearance of a product is granted, the approval or clearance may include significant limitations on the indicated uses for which the product may be marketed.

FDA Regulation — Approval of Biological Products
      The steps ordinarily required before a biological product may be marketed in the United States include:

•	completion of preclinical studies according to good laboratory practice regulations;

•	the submission of an IND application to the FDA, which must become effective before human clinical trials may commence;

•	performance of adequate and well-controlled human clinical trials according to good clinical practices to establish the safety and efficacy of the proposed biological product for its intended use;

•	satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the product is manufactured, processes, packaged or held to assess compliance cGMP; and

•	the submission to, and review and approval by, the FDA of a biologics license application, or BLA, that includes satisfactory results of preclinical testing and clinical trials.
      Preclinical tests include laboratory evaluation of the product candidate, its formulation and stability, as well as animal studies to assess the potential safety and efficacy of the product candidate. The FDA requires that preclinical tests be conducted in compliance with good laboratory practice regulations. The results of preclinical testing are submitted as part of an IND application to the FDA together with manufacturing information for the clinical supply, analytical data, the protocol for the initial clinical trials and any available clinical data or literature. A 30-day waiting period after the filing of each IND application is required by the FDA prior to the commencement of clinical testing in humans. In addition, the FDA may, at any time during this 30-day waiting period or any time thereafter, impose a clinical hold on proposed or ongoing clinical trials. If the FDA imposes a clinical hold, clinical trials cannot commence or recommence without FDA authorization.
      Clinical trials to support BLAs involve the administration of the investigational product to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the efficacy criteria to be evaluated.
      Clinical trials are typically conducted in three sequential phases, but the phases may overlap.
      In Phase I clinical trials, the initial introduction of the biological product candidate into human subjects or patients, the product candidate is tested to assess safety, dosage tolerance, absorption, metabolism, distribution and excretion, including any side effects associated with increasing doses.
      Phase II clinical trials usually involve studies in a limited patient population to identify possible adverse effects and safety risks, preliminarily assess the efficacy of the product candidate in specific, targeted indications; and assess dosage tolerance and optimal dosage.
      If a product candidate is found to be potentially effective and to have an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken within an expanded patient population at multiple study sites to further demonstrate clinical efficacy and safety, further evaluate dosage and establish the risk-benefit ratio of the product and an adequate basis for product labeling.
      Phase IV, or post-marketing, trials may be mandated by regulatory authorities or may be conducted voluntarily. Phase IV trials are typically initiated to monitor the safety and efficacy of a biological product in its approved population and indication but over a longer period of time, so that rare or long-term adverse effects can be detected over a much larger patient population and time than was possible during prior clinical trials. Alternatively, Phase IV trials may be used to test a new method of product administration, or to investigate a product’s use in other indications. Adverse effects detected by Phase IV trials may result in the withdrawal or restriction of a drug.
      If the required Phase I, II and III clinical testing is completed successfully, the results of the required clinical trials, the results of product development, preclinical studies and clinical trials, descriptions of the manufacturing process and other relevant information concerning the safety and effectiveness of the biological product candidate are submitted to the FDA in the form of a BLA. In most cases, the BLA must be accompanied by a substantial user fee. The FDA may deny a BLA if all applicable regulatory criteria are not satisfied or may require additional data, including clinical, toxicology, safety or manufacturing data. It can take several years for the FDA to approve a BLA once it is submitted, and the actual time required for any product candidate may vary substantially, depending upon the nature, complexity and novelty of the product candidate.
      Before approving an application, the FDA will inspect the facility or facilities where the product is manufactured. The FDA will not approve a BLA unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements.
      If the FDA evaluations of the BLA and the manufacturing facilities are favorable, the FDA may issue either an approval letter or an approvable letter. The approvable letter usually contains a number of conditions that must be met to secure final FDA approval of the BLA. When, and if, those conditions have been met to the FDA’s satisfaction, the FDA will issue an approval letter. If the FDA’s evaluation of the BLA or manufacturing facility is not favorable, the FDA may refuse to approve the BLA or issue a non-approvable letter that often requires additional testing or information.

FDA Regulation — Approval of Medical Devices
      Medical devices are also subject to extensive regulation by the FDA. To be commercially distributed in the United States, medical devices must receive either 510(k) clearance or pre-market approval, or PMA, from the FDA prior to marketing. Devices deemed to pose relatively low risk are placed in either Class I or II, which requires the manufacturer to submit a pre-market notification requesting permission for commercial distribution, or 510(k) clearance. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, devices deemed not substantially equivalent to a previously 510(k) cleared device and certain other devices are placed in Class III which requires PMA. We anticipate that MyoCath will be classified as a Class III device.
      To obtain 510(k) clearance, a manufacturer must submit a pre-market notification demonstrating that the proposed device is substantially equivalent in intended use and in safety and efficacy to a previously 510(k) cleared device, a device that has received PMA or a device that was in commercial distribution before May 28, 1976. The FDA’s 510(k) clearance pathway usually takes from four to twelve months, but it can last longer.
      After a device receives 510(k) clearance, any modification that could significantly affect its safety or efficacy, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require PMA. The FDA requires each manufacturer to make this determination, but the FDA can review any such decision. If the FDA disagrees with a manufacturer’s decision not to seek a new 510(k) clearance, the agency may retroactively require the manufacturer to seek 510(k) clearance or PMA. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or PMA is obtained.
      A product not eligible for 510(k) clearance must follow the PMA pathway, which requires proof of the safety and efficacy of the device to the FDA’s satisfaction. The PMA pathway is much more costly, lengthy and uncertain than the 510(k) approval pathway. A PMA application must provide extensive preclinical and clinical trial data and also information about the device and its components regarding, among other things, device design, manufacturing and labeling. As part of the PMA review, the FDA will typically inspect the manufacturer’s facilities for compliance with quality system regulation requirements, which impose elaborate testing, control, documentation and other quality assurance procedures. Upon acceptance by the FDA of what it considers a completed filing, the FDA commences an in-depth review of the PMA application, which typically takes from one to two years, but may last longer. The review time is often significantly extended as a result of the FDA asking for more information or clarification of information already provided.
      If the FDA’s evaluation of the PMA application is favorable, and the applicant satisfies any specific conditions (e.g., changes in labeling) and provides any specific additional information (e.g., submission of final labeling), the FDA will issue a PMA for the approved indications, which can be more limited than those originally sought by the manufacturer. The PMA can include post-approval conditions that the FDA believes necessary to ensure the safety and efficacy of the device including, among other things, restrictions on labeling, promotion, sale and distribution. Failure to comply with the conditions of approval can result in an enforcement action, which could have material adverse consequences, including the loss or withdrawal of the approval.
      Even after approval of a pre-market application, a new PMA or PMA supplement is required in the event of a modification to the device, its labeling or its manufacturing process.

FDA Regulation — Post-Approval Requirements
      Even if regulatory clearances or approvals for our product candidates are obtained, our products and the facilities manufacturing our products will be subject to continued review and periodic inspections by the FDA. For example, as a condition of approval of a new drug application, the FDA may require us to engage in post-marketing testing and surveillance and to monitor the safety and efficacy of our products. Holders of an approved new BLA, PMA or 510(k) clearance product are subject to several post-market requirements, including the reporting of certain adverse events involving their products to the FDA, provision of updated safety and efficacy information, and compliance with requirements concerning the advertising and promotion of their products.
      In addition, manufacturing facilities are subject to periodic inspections by the FDA to confirm the facilities comply with cGMP requirements. In complying with cGMP, manufacturers must expend money, time and effort in the area of production and quality control to ensure full compliance. For example, manufacturers of biologic products must establish validated systems to ensure that products meet high standards of sterility, safety, purity, potency and identity. Manufacturers must report to the FDA any deviations from cGMP or any unexpected or unforeseeable event that may affect the safety, quality, or potency of a product. The regulations also require investigation and correction of any deviations from cGMP and impose documentation requirements.
      In addition to regulations enforced by the FDA, we are also subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other federal, state and local regulations. Our research and development activities involve the controlled use of hazardous materials, chemicals, biological materials and radioactive compounds.

International Regulation
      Our product candidates are subject to regulation in every country where they will be tested or used. Whether or not we obtain FDA approval for a product candidate, we must obtain the necessary approvals from the comparable regulatory authorities of foreign countries before we can commence testing or marketing of a product candidate in those countries. The requirements governing the conduct of clinical trials and the approval processes vary from country to country and the time required may be longer or shorter than that associated with FDA approval.
      In the European Economic Area, composed of the 25 European Union Member States, plus Norway, Iceland and Lichtenstein, marketing authorization applications for medicinal products may be submitted under a centralized or national procedure. Detailed preclinical and clinical data must accompany all marketing authorization applications that are submitted in the European Union. The centralized procedure provides for the grant of a single marketing authorization, referred to as a community authorization, that is valid for the entire European Economic Area. Under the national or decentralized procedure, a medicinal product may only be placed on the market when a marketing authorization, referred to as a national authorization, has been issued by the competent authority of a European Economic Area country for its own territory. If marketing authorization is granted, the holder of such authorization may submit further applications to the competent authorities of the remaining member states via either the decentralized or mutual recognition procedure. The decentralized procedure enables applicants to submit an identical application to the competent authorities of all member states where approval is sought at the same time as the first application. We believe that, by virtue of the nature of MyoCell, we are eligible to seek commercial approval of MyoCell under either the centralized or national procedure. We anticipate that we will first seek to obtain commercial approval of MyoCell in the Netherlands, Belgium and Germany pursuant to the national procedure.
      Under the mutual recognition procedure, products are authorized initially in one member state, and other member states where approval is sought are subsequently requested to recognize the original authorization based upon an assessment report prepared by the original authorizing competent authority. The other member states then have 90 days to recognize the decision of the original authorizing member state. If the member states fail to reach an agreement because one of them believes that there are grounds for supposing that the authorization of the medicinal product may present a potential serious risk to public health, the disagreement may be submitted to the Committee for Medicinal Products for Human Use of the European Medicines Agency for arbitration. The decision of this committee is binding on all concerned member states and the marketing authorization holder. Other member states not directly concerned at the time of the decision are also bound as soon as they receive a marketing application for the same product. The arbitration procedure may take an additional year before a final decision is reached and may require the delivery of additional data.
      The European Economic Area requires that manufacturers of medical devices obtain the right to affix the CE Mark to their products before selling them in member countries. The CE Mark is an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. In order to obtain the right to affix the CE Mark to a medical device, the medical device in question must meet the essential requirements defined under the Medical Device Directive (93/42/ EEC) relating to safety and performance, and the manufacturer of the device must undergo verification of regulatory compliance by a third party standards certification provider, known as a notified body. Provided that we enter into a long term manufacturing contract with an entity that satisfies the requirements of the International Standards Organization, we anticipate that we will file an application to obtain the right to affix the CE Mark to MyoCath in the first quarter of 2008.
      In addition to regulatory clearance, the conduct of clinical trials in the European Union is governed by the European Clinical Trials Directive (2001/20/ EC), which was implemented in May 2004. This directive governs how regulatory bodies in member states may control clinical trials. No clinical trial may be started without authorization by the national competent authority and favorable ethics approval.
      Manufacturing facilities are subject to the requirements of the International Standards Organization. In complying with these requirements, manufacturers must expend money, time and effort in the area of production and quality control to ensure full compliance.
      Despite efforts to harmonize the registration process in the European Union, the different member states continue to have different national healthcare policies and different pricing and reimbursement systems. The diversity of these systems may prevent a simultaneous pan-European launch, even if centralized marketing authorization has been obtained.
      In some cases, we plan to submit applications with different endpoints or other elements outside the United States due to differing practices and requirements in particular jurisdictions. However, in cases where different endpoints will be used outside the United States, we expect that such submissions will be discussed with the FDA to ensure that the FDA is comfortable with the nature of human trials being conducted in any part of the world. As in the United States, post-approval regulatory requirements, such as those regarding product manufacture, marketing, or distribution, would apply to any product that is approved in Europe.
Competition
      Our industry is subject to rapid and intense technological change. We face, and will continue to face, competition from pharmaceutical, biopharmaceutical, medical device and biotechnology companies developing heart failure treatments both in the United States and abroad, as well as numerous academic and research institutions, governmental agencies and private organizations engaged in drug funding or discovery activities both in the United States and abroad. We also face competition from entities and healthcare providers using more traditional methods, such as surgery and pharmaceutical regimens, to treat heart failure. We believe there are a substantial number of heart failure products under development by numerous pharmaceutical, biopharmaceutical, medical device and biotechnology companies, and it is likely that other competitors will emerge.
      Many of our existing and potential competitors have substantially greater research and product development capabilities and financial, scientific, marketing and human resources than we do. As a result, these competitors may succeed in developing competing therapies earlier than we do; obtain patents that block or otherwise inhibit our ability to further develop and commercialize our product candidates; obtain approvals from the FDA or other regulatory agencies for products more rapidly than we do; or develop treatments or cures that are safer or more effective than those we propose to develop. These competitors may also devote greater resources to marketing or selling their products and may be better able to withstand price competition. In addition, these competitors may introduce or adapt more quickly to new technologies or scientific advances, which could render our technologies obsolete, and may introduce products that make the continued development of our product candidates uneconomical. These competitors may also be more successful in negotiating third party licensing or collaborative arrangements and may be able to take advantage of acquisitions or other strategic opportunities more readily than we can.
      Our ability to compete successfully will depend on our continued ability to attract and retain skilled and experienced scientific, clinical development and executive personnel, to identify and develop viable heart failure product candidates and to exploit these products and compounds commercially before others are able to develop competitive products.
      We believe the principal competitive factors affecting our markets include, but are not limited to:

•	the safety and efficacy of our product candidates;

•	the freedom to develop and commercialize cell-based therapies, including appropriate patent and proprietary rights protection;

•	the timing and scope of regulatory approvals;

•	the cost and availability of our products;

•	the availability and scope of third party reimbursement programs; and

•	the availability of alternative treatments.
      We are still in the process of determining, among other things:

•	if MyoCell is safe and effective;

•	the timing and scope of regulatory approvals; and

•	the availability and scope of third party reimbursement programs.
      Accordingly, we have a limited ability to predict how competitive MyoCell will be relative to existing treatment alternatives and/or treatment alternatives that are under development. See “Business — Diagnosis and Management of Heart Failure.”
      If approved, MyoCell will compete with surgical, pharmaceutical and mechanical based therapies. Surgical options include heart transplantation and left ventricular reconstructive surgery. Although not readily accessible, heart transplantation has proven to be an effective treatment for patients with severe damage to the heart who locate a donor match and are in sufficiently good health to undergo major surgery. Mechanical therapies such as biventricular pacing, ventricular restraint devices and mitral valve therapies have been developed by companies such as Medtronic, Inc., Acorn Cardiovascular, Inc., St. Jude Medical, Inc., World Heart Corporation, Guidant Corporation, a part of Boston Scientific, and Edwards Lifesciences Corp. Pharmaceutical therapies include anti-thrombotics, calcium channel blockers such as Pfizer’s Norvasc® and ACE inhibitors such as Sanofi’s Delix®.

      The field of regenerative medicine is rapidly progressing, as many organizations are initiating or expanding their research efforts in this area. We are also aware of several competitors seeking to develop cell-based therapies for the treatment of cardiovascular disease, including MG Biotherapeutics, LLC (a joint venture between Genzyme Corporation and Medtronic, Inc.), Mytogen, Inc., Baxter International, Inc., Osiris Therapeutics, Inc., Viacell, Inc., Cytori Therapeutics, Inc., and potentially others.
      It is our understanding that some of our large competitors have devoted considerable resources to developing a myoblast-based cell therapy for treating severe damage to the heart. For instance, Mytogen and MG Biotherapeutics, like Bioheart, have been seeking to develop cell-based therapies utilizing skeletal myoblasts isolated from muscle, expanded in culture, and injected into a patient’s heart to repair scar tissue. In September 2006, Mytogen completed treating patients enrolled in its U.S. Phase I clinical trial of catheter injections of myoblasts and announced results in March 2007. Mytogen has announced that they anticipate they will commence enrollment in a Phase II, double blind, placebo-controlled clinical trial in early to mid- 2007. MG Biotherapeutics announced in February 2006 that it had ceased enrollment of new patients in its Phase II trial, the MAGIC Trial, after its data monitoring committee concluded there was a low likelihood that the trial would result in the hypothesized improvements in heart function.
      Some organizations are involved in research using alternative cell sources, including bone marrow, embryonic and fetal tissue, umbilical cord and peripheral blood, and adipose tissue. For instance, Baxter Healthcare is currently conducting a U.S. Phase II study using stem cells extracted from peripheral blood as an investigational treatment for myocardial ischemia. Osiris Therapeutics is conducting a Phase I study using mesenchymal stem cells isolated from donor bone marrow, expanded in culture to treat damage caused by acute MI. Cytori Therapeutics is developing adipose-tissue derived stem cells intended to be used in cardiac patients in an autologous manner and is in preclinical investigations using large animal models. ViaCell is currently in preclinical development using allogeneic cells derived from umbilical cord blood for cardiac disease.
      For further information regarding our competitive risks, see “Risk Factors — We face intense competition in the biotechnology and healthcare industries.”
Legal Proceedings
      On March 9, 2007, Peter K. Law, Ph.D. and Cell Transplants Asia, Limited, or the Plaintiffs, filed a complaint against us and Howard J. Leonhardt, individually, in the United States District Court, Western District of Tennessee. On February 7, 2000, we entered a license agreement, or the Original Law License Agreement, with Dr. Law and Cell Transplants International pursuant to which Dr. Law and Cell Transplants International granted us a license to certain patents, including the Primary MyoCell Patent, or the Law IP. The parties executed an addendum to the Original Law License Agreement, or the License Addendum, in July 2000, the provisions of which amended a number of terms of the Original License Agreement.
      More specifically, the License Addendum provided, among other things:

•	The parties agreed that we would issue, and we did issue, to Cell Transplants International a five-year warrant exercisable for 1.2 million shares of our common stock at an exercise price of $8.00 per share instead of, as originally contemplated under the Original Law License Agreement, issuing to Cell Transplants International or Dr. Law 600,000 shares of our common stock and options to purchase 600,000 shares of our common stock at an exercise price of $1.80. The share amounts and exercise prices do not take into account any subsequent recapitalizations or reverse stock splits.

•	The parties agreed that our obligation to pay Cell Transplants International a $3 million milestone payment would be triggered upon our commencement of a bona fide U.S. Phase II human clinical trial that utilizes technology claimed under the Law IP instead of, as originally contemplated under the Original Law License Agreement, upon initiation of a FDA approved human clinical trial study of such technology in the United States.
      The Plaintiffs are not challenging the validity of our license of the Law IP, but rather are alleging and seeking, among other things, a declaratory judgment that the License Addendum fails for lack of considera-

tion. Based upon this argument, the Plaintiffs allege that we are in breach of the terms of the Original Law License Agreement for failure to, among other things, (i) issue to Cell Transplants International or Dr. Law the 600,000 shares of our common stock and options to purchase 600,000 shares of our common stock contemplated by the Original Law License Agreement and (ii) pay Cell Transplants International the $3 million milestone payment upon our commencement of an FDA approved human clinical study of MyoCell in the United States.
      The Plaintiffs have alleged, among other things, certain other breaches of the Original Law License Agreement not modified by the License Addendum including a purported breach of our obligation to pay Plaintiffs royalties on gross sales of products that directly read upon the claims of the Primary MyoCell Patent and a purported breach of the contractual restriction on sublicensing the Primary MyoCell Patent to third parties. The Plaintiffs are also alleging that we and Mr. Leonhardt engaged in a civil conspiracy against the Plaintiffs and that the court should toll any periods of limitation running against the Plaintiffs to bring any causes of action arising from or which could arise from the alleged breaches.
      In addition to seeking a declaratory judgment that the License Addendum is not enforceable, the Plaintiffs are also seeking an accounting of all revenues, remunerations or benefits derived by us or Mr. Leonhardt from sales, provision and/or distribution of products and services that read directly on the Law
IP, compensatory and punitive monetary damages and preliminary and permanent injunctive relief to prohibit us from sublicensing our rights to third parties.
      We believe this lawsuit is without merit and intend to defend the action vigorously. We have filed a motion to dismiss the proceeding against both us and Mr. Leonhardt. In our motion to dismiss, we have pointed out that the Plaintiffs’ claims against us should be dismissed due to, among other things, the passage of the statute of limitations and the Plaintiffs’ failure to describe why the License Addendum should be viewed as being made without consideration. In our motion to dismiss, we have also described why the Plaintiffs’ claims against Mr. Leonhardt should be dismissed due to the failure to state a claim and lack of personal jurisdiction. On July 26, 2007, the court granted our motion to dismiss Mr. Leonhardt in his individual capacity and the civil conspiracy claim. The court denied our motion to dismiss all other claims. We have filed and served our answer to the Plaintiffs’ complaint. We have also asserted counterclaims against the Plaintiffs for declaratory judgment that the License Addendum is a valid and subsisting agreement, and for breach of contract with respect to various obligations undertaken by the Plaintiffs in the Original License Agreement, as amended by the License Addendum. Trial of the action is currently scheduled for September 2008 and the parties have commenced discovery.
      While the complaint does not appear to challenge our rights to license the Law IP and we believe this lawsuit is without merit, this litigation, if not resolved to the satisfaction of both parties, may adversely impact our relationship with Dr. Law and could, if resolved unfavorably to us, adversely affect our MyoCell commercialization efforts.
      Except as described above, we are not presently engaged in any material litigation and are unaware of any threatened material litigation. However, the biotechnology and medical device industries have been characterized by extensive litigation regarding patents and other intellectual property rights. In addition, from time to time, we may become involved in litigation relating to claims arising from the ordinary course of our business. See “Risk Factors” for a discussion of various litigation related risks we face.
Facilities
      Our headquarters are located in Sunrise, Florida and consist of 8,600 square feet of space, which we lease at a current rent of approximately $116,000 per year. The lease expires in January 2010. In addition to our corporate offices, at this location, we maintain:

•	our MyoCell cell culturing facility for supply within the United States; and

•	a fully equipped cell culturing laboratory where we perform experimental work in the areas of improving cell culturing, cell engraftment, and other advanced research projects related to our core business.

      We believe the space available at our headquarters will be sufficient to meet the needs of our operations for the foreseeable future.
Employees
      As of January 1, 2008, we had 27 employees, including six executive officers. A substantial majority of our employees work in our Sunrise, Florida headquarters. Each employee has signed a confidentiality, inventions assignment and proprietary rights agreement and a non-compete and non-solicitation agreement. None of our employees is covered by a collective bargaining agreement. We have never experienced employment-related work stoppages and consider our employee relations to be good.

MANAGEMENT
Executive Officers and Directors
      Set forth below is information regarding our executive officers and directors as of January 1, 2008.

Name	Age	Position

William M. Pinon	44	President, Chief Executive Officer and Director
Howard J. Leonhardt	46	Executive Chairman and Chief Technology Officer
William H. Kline	62	Chief Financial Officer
Richard T. Spencer IV	35	Vice President of Clinical Affairs and Physician Relations
Nicholas M. Burke	36	Vice President of Financial Operations
Catherine Sulawske-Guck	39	Vice President of Administration and Human Resources
Samuel S. Ahn, M.D., MBA	53	Director
Bruce Carson	44	Director
Peggy A. Farley	60	Director
David J. Gury	69	Director
William P. Murphy, Jr., M.D.	84	Director
Richard T. Spencer III	71	Director
Mike Tomas	42	Director
Linda Tufts	54	Director
     Executive Officers
      William M. Pinon. Mr. Pinon was appointed as our President and Chief Executive Officer in March 2007 and as a director in June 2007. He has nearly 20 years of operational and sales experience in the cardiovascular treatment industry. Mr. Pinon spent the past four years at Cordis Corporation, a Johnson & Johnson company, where he served most recently, from May 2006 until February 2007, as Worldwide Vice President of Sales and Marketing for the cardiovascular business and the drug eluting CYPHERtm stent. In that position, he was responsible for all aspects of sales and marketing management for interventional cardiology products worldwide. He previously served, from January 2005 to April 2006, as General Manager and Vice President of the Cordis business unit, Biologics Delivery Systems, a company focused on the delivery of biologics to treat congestive heart failure. There he helped to develop the company into a fully-integrated business, and managed all aspects of sales and marketing, including profitability, company vision, and long-range strategic planning. Mr. Pinon also served, from January 2003 until December 2004, as Vice President of Commercial Operations for Cordis Cardiology, the business unit of Cordis focused on cardiovascular disease management. Prior to joining Cordis, Mr. Pinon worked for Centocor, Inc., also a Johnson & Johnson company, where he served as Executive Director of Sales for its cardiovascular business unit from August 2000 through December 2002, and before that for Boehringer Mannheim Corporation Therapeutics from March 1992 to February 1998, where he managed the congestive heart failure business. Mr. Pinon received a B.S. in Biology from the University of Oregon in 1988.
      Howard J. Leonhardt. Mr. Leonhardt is the co-founder of Bioheart. He has served as our Chairman of the Board since our incorporation in August 1999 and served as our Chief Executive Officer from August 1999 until March 2007. Effective March 2007, Mr. Leonhardt began serving as our Executive Chairman and Chief Technology Officer. In 1986, Mr. Leonhardt founded World Medical Manufacturing Corporation, or World Medical, and served as its Chief Executive Officer from 1986 until December 1998 when World Medical was acquired by Arterial Vascular Engineering, Inc., or AVE. AVE was acquired by Medtronic, Inc. in January 1999. Mr. Leonhardt was the co-inventor of World Medical’s primary product, the TALENT (Taheri-Leonhardt) stent graft system. From December 1998 until June 1999, Mr. Leonhardt served as President of

World Medical Manufacturing Corporation, a subsidiary of Medtronic. Scientific articles written by Mr. Leonhardt have been published in a number of publications including Techniques in Vascular and Endovascular Surgery and the Journal of Cardiovascular Surgery. Mr. Leonhardt received a diploma in International Trade from the Anoka-Hennepin Technical College, attended the University of Minnesota and Anoka-Ramsey Community College and holds an honorary Doctorate Degree in Biomedical Engineering from the University of Northern California.
      William H. Kline. Mr. Kline has served as our Chief Financial Officer since August 2006. Previously, from October 1999 until August 2006, Mr. Kline served as Senior Vice President for WildCard Systems, Inc., a debit card processing company that provides technology for electronic stored-value accounts and related Web-based software. At WildCard Systems, Mr. Kline was responsible for, among other things, the implementation of accounting, financial reporting and budget systems. He also was involved in all capital transactions at WildCard Systems, including the sale of the company to eFunds, Inc. in July 2005. Prior to joining WildCard Systems, Mr. Kline was the Partner-in-charge of the financial services practice for KPMG LLP in South Florida. Mr. Kline has over 30 years of diversified financial, operational and managerial experience and was the managing partner of KPMG’s healthcare practice in Tulsa and Boston. Mr. Kline received an M.B.A. in Finance and Accounting from the Wharton School of the University of Pennsylvania in 1972, an M.S. in Statistics from the University of Delaware in 1971, and a B.A. in Mathematics from Harvard College in 1967.
      Richard T. Spencer IV. Mr. Spencer has served as our Vice President of Clinical Affairs and Physician Relations since September 2004. Mr. Spencer has eight years of experience in the medical device industry, including two years, from 1997 until 1999, as Technical Support Manager of Marketing at Medtronic Vascular, Inc., a company dedicated to the treatment of vascular disease and more recently, from August 2000 until September 2004, as Product Director of Global Drug Eluting Stent Marketing for the Cordis Cardiology Division of Johnson & Johnson, a cardiology concern dedicated to the treatment of coronary artery disease. Mr. Spencer received an M.B.A. from Columbia Business School in 2000, a J.D. from the University of Florida in 1997, and a B.A. in Political Science from Columbia University in 1994.
      Nicholas M. Burke, C.P.A. Mr. Burke was appointed as our Vice President of Financial Operations in July 2007. From October 2001 through June 2007, Mr. Burke served as Vice President and Controller of Viragen, Inc., a publicly-traded bio-pharmaceutical company engaged in the research, development, manufacture and commercialization of therapeutic proteins for the treatment of cancers and viral diseases. Prior to joining Viragen, from October 1999 until October 2001, Mr. Burke served as Corporate Controller of SmartDisk Corporation, a computer peripherals technology company whose securities were publicly traded from October 1999 until May 2003. From September 1994 until September 1999, Mr. Burke was a senior member of the audit staff of Ernst & Young LLP, concentrating his practice in the computer technology and biotechnology industries. Mr. Burke received a Masters Degree in Accounting from Florida International University in 1996 and a Bachelors Degree in Accounting from Florida International University in 1993.
      Catherine Sulawske-Guck. Since January 2007, Ms. Sulawske-Guck has served as our Vice President of Administration and Human Resources. Ms. Sulawske-Guck joined Bioheart in the full-time capacity as Director of Administration and Human Resources in January 2004 after having served us in a consulting capacity since December 2001. Prior to joining Bioheart, from May 1989 until November 2001, Ms. Sulawske-Guck served as Director of Operations and Customer Service for World Medical.
     Board of Directors
      Samuel S. Ahn, M.D., MBA. Dr. Ahn has served as a member of our Board of Directors since January 2001. Since April 2006, Dr. Ahn has served as the President of University Vascular Associates, a medical practice, and Vascular Management Associates, a healthcare management business. From July 1986 to April 2006, Dr. Ahn served as the Professor of Surgery in the Division of Vascular Surgery at UCLA, where he was also the Director of the Endovascular Surgery Program. Dr. Ahn is a member of the board of directors of several private companies. Dr. Ahn received an M.D. from Southwestern Medical School in Dallas in 1978 and a B.A. in biology from the University of Texas in 1974. He also received an M.B.A. from the UCLA

Anderson School of Management in August 2004. Dr. Ahn serves on five vascular journal editorial boards, and has published over 125 peer-reviewed manuscripts, 50 book chapters, and five textbooks, including one of the first textbooks on endovascular surgery. During the past 15 years, he has provided consulting services to over 40 biomedical companies, both new and established, and has authored over 15 patents.
      Bruce C. Carson. Mr. Carson has served as a member of our Board of Directors since January 2001. Since May 2001, Mr. Carson has served as the Vice President of Sales of FinishMaster, Inc., a privately held company specializing in the distribution of paints and products to the automotive and industrial refinishing industries. From 1987 until May 2001, Mr. Carson was President of Badger Paint Plus, Inc., a privately held distributor of paints and products, until Badger Paint Plus’ merger with FinnishMaster, Inc. Mr. Carson is co-owner of the Southern Minnesota Express Hockey Club, a member of the North American Hockey League. Mr. Carson is also the founder and President of the Athletic Performance Academy in Eden Prairie, Minnesota, a privately held athletic training facility that has specialized in sports specific training for elite athletes since August 2004.
      David J. Gury. Mr. Gury has served as a member of our Board of Directors since July 2005. Since June 2004, Mr. Gury has served as the principal of Gury Consulting, LLC in Boca Raton, Florida. In May 1984, Mr. Gury joined Nabi Biopharmaceuticals, a publicly traded biopharmaceutical company that primarily develops products for hepatitis and transplant, gram-positive bacterial infections and nicotine addiction, as President and Chief Operating Officer. He was elected Chairman of the Board, Chief Executive Officer and President in April 1992 and served in such positions until his retirement in May 2004. Prior to joining Nabi Biopharmaceuticals, Mr. Gury was employed in various administrative and executive positions with Alpha Therapeutics Corporation, a spin off of Abbott Laboratories. Since December 2003, Mr. Gury has been a member of the board of directors of Oragenics, Inc., a publicly traded emerging biotechnology company, and was elected as Chairman in December 2004. In April 2005, Mr. Gury was appointed by Florida’s Governor Jeb Bush to serve as a Director on the Scripps Florida Funding Corporation Board. Mr. Gury received an M.B.A. from the University of Chicago in 1962 specializing in accounting and finance and an A.B. in economics from Kenyon College, Gambier, Ohio, in 1960. Mr. Gury is Chairman of the Florida Research Consortium and past Chairman and a member of BioFlorida, Florida’s independent statewide bioscience organization.
      Peggy A. Farley. Ms. Farley has served as a member of our Board of Directors since January 2007. Ms. Farley was appointed to our Board as a representative of Ascent Medical Technology Funds. Since January 1998, Ms. Farley has served as a managing director of the general partner and co-founder of the Ascent Medical Technology Funds. She is also the President and Chief Executive Officer of Ascent Capital Management, Inc. From 1984 until 1997, Ms. Farley was Chief Executive Officer of a set of firms that she developed as the locus for investment in the United States for non-US investors, engaging in venture capital investments, identifying and conducting acquisition transactions in the United States and South Asia as well as directing the management of private and corporate assets. From 1978 to 1984, she was with Morgan Stanley & Co. Incorporated, in the International Group of the Corporate Finance Division. Prior to joining Morgan Stanley, Ms. Farley served as consultant to U.S. corporations, including Avon, Ingersoll-Rand, Citibank, and Morgan Stanley. Her career in business began in the mid-1970s in Citibank’s Athens-based Middle East and North Africa Regional Office. She received an M.A. from Columbia University in 1972 and an A.B. from Barnard College in 1970.
      William P. Murphy, Jr., M.D. Dr. Murphy has served as a member of our Board of Directors since June 2003. Dr. Murphy founded Small Parts, Inc., a supplier of high quality mechanical components for design engineers, in 1964 and served as its Chairman until his retirement in April 2005. Small Parts, Inc. was acquired by Amazon.com, Inc. in March 2005. From October 1999 until October 2004, Dr. Murphy served as the Chairman and Chief Executive Officer of Hyperion, Inc., a medical diagnosis company which had an involuntary bankruptcy filed against it in December 2003. Dr. Murphy is the founder of Cordis Corporation (now Cordis Johnson & Johnson) which he led as President, Chairman and Chief Executive Officer at various times during his 28 years at Cordis until his retirement in October 1985. Cordis Johnson & Johnson is a leading firm in cardiovascular instrumentation. Dr. Murphy received an M.D. in 1947 from the University of Illinois and a B.S in pre-medicine from Harvard College in 1946. He also studied physiologic instrumentation at Massachusetts Institute of Technology, or MIT. After a two year rotating internship at St. Francis Hospital in Honolulu, he become a Research Fellow in Medicine at the Peter Bent Brigham Hospital in Boston where he was the dialysis engineer on the first clinical dialysis team in the United States. He continued as an Instructor in Medicine and then a research Associate in Medicine at Harvard Medical School. Dr. Murphy is the author of numerous papers and owns 17 patents. He is the recipient of a number of honors, including the prestigious Lemelson-MIT Lifetime Achievement Award, the MIT Corporate Leadership Award, the Distinguished Service Award from North American Society of Pacing and Electrophysiology, and the Jay Malina Award from the Beacon Council of Miami, Florida.
      Richard T. Spencer, III. Mr. Spencer has served as a member of our Board of Directors since December 2001. From April 1982 until July 1987, Mr. Spencer was President of the Marketing Division of Cordis Corporation (now Cordis Johnson & Johnson) and a member of its executive committee and a Vice President of Cordis Dow Corporation, a joint venture of the Dow Chemical Company and Cordis to manufacture hollow fiber dialysers and machinery for dialysis. Mr. Spencer was Chief Operating Officer and held other executive positions with World Medical from 1993 to January 1999. Mr. Spencer received a B.A. in Economics in 1959 from the University of Michigan. He has studied business theory, case studies and financial management while attending executive programs at the Stanford University School of Business, the University of Pennsylvania’s Wharton School of Business and the Clemson University School of Business. Between his University of Michigan studies and embarking on a career in healthcare, Mr. Spencer served in Europe with the U.S. Army Counter Intelligence Corps as a military intelligence analyst with top secret security clearance. Mr. Spencer is also the founder and a member of the board of directors of Viacor, Inc., a private company that is developing techniques for the percutaneous repair of heart mitral valves.
      Mike Tomas. Mr. Tomas has served as a member of our Board of Directors since April 2003. Mr. Tomas was appointed to our Board as a representative of The Astri Group. Since January 2001, Mr. Tomas has served as President of The Astri Group, an early-stage private equity investment company providing capital, business development and strategic marketing support to emerging private companies. Prior to this, Mr. Tomas was President of Apex Capital from June 2000 until January 2001, when the private equity investment company was acquired by The Astri Group. From 1984 until June 2000, Mr. Tomas was Chief Marketing Officer at Avantel-MCI, MCI Worldcom’s joint venture with Grupo Financiero Banamex. Mr. Tomas is also a member of the board of directors of several private companies. Mr. Tomas received an M.B.A. from the University of Miami in 2000 and a B.A. in Industrial Organizational Psychology from Florida International University in 1990.
      Linda Tufts. Ms. Tufts has served as a member of our Board of Directors since October 2004. Ms. Tufts was appointed to our Board as a representative of Tyco International, or Tyco. In connection with the recent spin-off of one of Tyco’s businesses into the entity now known as Covidien, Ltd., Tyco’s investment in our common stock is currently held by Covidien and Ms. Tufts serves as a representative of Covidien. Since 1989, Ms. Tufts has served as a Vice President and Partner of Fletcher Spaght, Inc. and leads its Healthcare/ Life Sciences Practice Group. Ms. Tufts is also a General Partner of Fletcher Spaght Ventures, a venture capital fund investing in emerging growth high technology and healthcare companies. Fletcher Spaght has been engaged by Tyco to manage certain of Tyco’s investments, including Tyco’s investment in Bioheart. Prior to joining Fletcher Spaght in 1989, Ms. Tufts was affiliated with the Sony Corporation of America as an internal consultant. From 1982 until 1988, Ms. Tufts was a manager with Bain & Company, a leading worldwide strategy consultancy. At Bain, she managed assignments in healthcare and service industries and was also a manager of Travenol Management Services, a Bain-Baxter joint program which provided consulting services to hospitals and other health providers. Before joining Bain in 1982, Ms. Tufts was a Consultant with Strategic Planning Associates, now Mercer Management Consulting. Ms. Tufts is also a member of the board of directors for several private companies. Ms Tufts received an S.M. in Management from the Sloan School of MIT in 1978 as well as an S.B. in Electrical Engineering and Computer Science and an S.B. in Humanities and Science from MIT in 1975.

Information Regarding the Board of Directors and Corporate Governance
     Director Independence
      Our Board of Directors has affirmatively determined that Ms. Farley, Mr. Gury, Mr. Tomas and Ms. Tufts meet the definition of “independent director” under Rule 4200(a)(15) of the National Association of Securities Dealers’ listing standards.
     Family Relationships
      Mr. Spencer, III, a member of our Board of Directors, is the father of Mr. Spencer, IV, our Vice President of Clinical Affairs and Physician Relations.
      Mr. Leonhardt, our Executive Chairman and Chief Technology Officer, is the cousin of Scott Bromley, our Vice President of Public Relations, and the brother-in-law of Ms. Sulawske-Guck, our Vice President of Administration and Human Resources.
      Other than as set forth above, there are no family relationships among our officers and directors.
     Director Appointment Rights
      Pursuant to a Stockholder Agreement, dated February 5, 2001, among us, Tyco Sigma Limited and Mr. Leonhardt, Mr. Leonhardt agreed that, for as long as he owns at least one-third of the outstanding shares of our common stock, there would either be a director designated by Tyco on the Board of Directors or that he would use commercially reasonable efforts to nominate at least one director reasonably acceptable to Tyco. In connection with the recent spin-off of one of Tyco’s businesses into the entity now known as Covidien, Ltd., Tyco’s investment in our common stock is currently held by Covidien. Ms. Tufts is Covidien’s current designee to our Board of Directors. Covidien’s director designation rights will terminate upon the closing of this offering.
      Pursuant to a Stockholder Agreement, dated March 31, 2003, among us, The Astri Group, LLC and Mr. Leonhardt, Mr. Leonhardt agreed that, for a period of three years from the date of the agreement, he would vote all shares owned by him and all other shares that he has the right to vote pursuant to proxies executed in his favor to elect a director designated by The Astri Group. Mr. Tomas was designated to our Board of Directors pursuant to this agreement.
      Pursuant to a Stockholder Agreement, dated August 31, 2006, among us, Ascent Medical Technology Fund II and Mr. Leonhardt, Mr. Leonhardt agreed that, for a period of three years from the first annual meeting of shareholders following the date Ascent acquires an aggregate of 390,177 shares of our common stock in accordance with the terms of the Subscription Agreement between Ascent and us, he would vote all shares owned by him and all other shares that he has the right to vote pursuant to proxies executed in his favor to elect a director designated by Ascent. In January 2007, Ms. Farley was appointed to the Board of Directors as Ascent’s designee. Ascent’s director designation rights will terminate upon the closing of this offering.
     Board Committees
      The Board has three committees: the Audit Committee, the Compensation Committee and the Governance & Nominating Committee.
      The Board of Directors has adopted a written charter for each of the Audit Committee, the Compensation Committee and the Governance & Nominating Committee. The full text of these Committee charters are available on our website located at www.bioheartinc.com.

The following table describes the current members of each of the Board Committees:

					Governance
					and
	Audit		Compensation		Nominating

Howard J. Leonhardt
William M. Pinon
Samuel S. Ahn, M.D., MBA					X
Bruce Carson			X
David J. Gury*	X	(1)
Peggy A. Farley*			X		X (1)
William P. Murphy, Jr., M.D.	X
Richard T. Spencer III	X
Mike Tomas*			X	(1)	X
Linda Tufts*	X

*	Independent Directors

(1)	Currently serves as Chairperson of the Committee.

Audit Committee
      The Audit Committee’s primary function is to assist the Board in fulfilling its oversight responsibilities relating to (i) the quality and integrity of our financial statements and corporate accounting practices, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence and (iv) the performance of our internal audit function and independent auditors. The specific responsibilities in carrying out the Audit Committee’s oversight role are delineated in the Audit Committee Charter.
      The Board of Directors has determined that each member of the Audit Committee, other than Mr. Spencer, III and Dr. Murphy, is independent pursuant to Rule 4200(a)(15) of the NASDAQ Marketplace Rules. The SEC Rules and NASDAQ Marketplace Rules require us to have one independent Audit Committee member upon initial listing of our securities, a majority of independent Audit Committee members within 90 days of the initial listing of our securities and all independent Audit Committee members within one year of the initial listing of our securities. We intend to comply with these independence requirements within the time periods specified.

Compensation Committee
      The Compensation Committee’s primary objectives include making recommendations to the Board of Directors regarding the compensation of our directors, executive officers, non-officer employees and consultants and administering our stock option plans, including our Officers and Employees Stock Option Plan and our Directors and Consultants Stock Option Plan.
      The Board of Directors has determined that each member of the Compensation Committee, other than Mr. Carson, is independent pursuant to Rule 4200(a)(15) of the NASDAQ Marketplace Rules. The NASDAQ Marketplace Rules require us to have one independent Compensation Committee member upon initial listing of our securities, a majority of independent Audit Committee members within 90 days of the initial listing of our securities and all independent Compensation Committee members within one year of the initial listing of our securities. We intend to comply with these independence requirements within the time periods specified.

Governance & Nominating Committee
      The primary objectives of the Governance & Nominating Committee include: (i) assisting the Board by identifying individuals qualified to become Board members and recommending to the Board the director nominees for the next Annual Meeting of Shareholders; (ii) overseeing the governance of the corporation including recommending Corporate Governance Guidelines to the Board of Directors; (iii) leading the Board in its annual review of the Board’s performance; and (iv) recommending to the Board director nominees for each Board Committee.
      The Board of Directors has determined that each member of the Governance & Nominating Committee, other than Dr. Ahn, is independent pursuant to Rule 4200(a)(15) of the NASDAQ Marketplace Rules.
      The Governance & Nominating Committee was established in January 2007.
      The Governance & Nominating Committee’s Charter provides that shareholder nominees to the Board of Directors will be evaluated using the same guidelines and procedures used in evaluating nominees nominated by other persons. In evaluating director nominees, the Governance & Nominating Committee will consider the following factors:

•	the appropriate size and the diversity of our Board;

•	our needs with respect to the particular talents and experience of our directors;

•	the knowledge, skills and experience of nominees, including experience in technology, business, finance, administration or public service, in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of the Board;

•	familiarity with national and international business matters;

•	experience in political affairs;

•	experience with accounting rules and practices;

•	whether such person qualifies as an “audit committee financial expert” pursuant to the SEC Rules;

•	appreciation of the relationship of our business to the changing needs of society; and

•	the desire to balance the considerable benefit of continuity with the periodic injection of the fresh perspective provided by new members.
      In identifying director nominees, the Governance & Nominating Committee will first evaluate the current members of the Board of Directors willing to continue in service. Current members of the Board with skills and experience that are relevant to our business and who are willing to continue in service shall be considered for re-nomination, balancing the value of continuity of service by existing members of the Board with that of obtaining a new perspective. Generally, the Governance & Nominating Committee strives to assemble a Board of Directors that brings to us a variety of perspectives and skills derived from business and professional experience. In doing so, the Governance & Nominating Committee will also consider candidates with appropriate non-business backgrounds. If any member of the Board does not wish to continue in service or if the Governance & Nominating Committee or the Board decides not to re-nominate a member for re-election, the Governance & Nominating Committee will identify the desired skills and experience of a new nominee in light of the criteria above. Other than the foregoing, there are no specific, minimum qualifications that the Governance & Nominating Committee believes that a Committee-recommended nominee to the Board of Directors must possess, although the Governance & Nominating Committee may also consider such other factors as it may deem are in our and our shareholders’ best interests.
      In its deliberations, the Governance & Nominating Committee is aware that our Board must, within one year of the date of our initial listing on the NASDAQ Global Market, be comprised of a majority of “independent” directors, as such term is defined by the NASDAQ Marketplace Rules. The Governance & Nominating Committee also believes it appropriate for certain key members of our management to participate as members of the Board.
      The Governance & Nominating Committee and Board of Directors are polled for suggestions as to individuals meeting the criteria of the Governance & Nominating Committee. Research may also be performed to identify qualified individuals.

Communications with the Board of Directors
      In January 2007, the Board of Directors adopted a Shareholder Communication Policy for shareholders wishing to communicate with various Board committees and individual members of the Board of Directors. Shareholders wishing to communicate with the Board of Directors, the Governance & Nominating Committee and specified individual members of the Board of Directors can send communications to the Board of Directors and, if applicable, to the Governance & Nominating Committee or to specified individual directors in writing c/o Catherine Sulawske-Guck, Bioheart, Inc., 13794 NW 4th Street, Suite 212, Sunrise, FL 33325. We do not screen such mail and all such letters will be forwarded to the intended recipient.
Legal Proceedings
      There are no pending, material legal proceedings to which any director, officer or affiliate of Bioheart, any owner of record or beneficially of more than five percent of any class of voting securities of Bioheart, or any associate of any such director, officer, affiliate of Bioheart, or security holder is a party adverse to Bioheart or any of its subsidiaries or has a material interest adverse to Bioheart.
Code of Business Conduct and Ethics
      We have adopted a Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. We have also adopted a Code of Business Conduct and Ethics applicable to all employees, officers, directors and consultants of the Company. Copies of the Code of Ethics and the Code of Business Conduct and Ethics are available on our website at www.bioheartinc.com.
Whistleblower Policy
      In January 2007, the Board of Directors adopted Procedures for the Submission, Receipt and Handling of Concerns and Complaints Regarding Internal Controls and Auditing Matters, or a whistleblower policy. This policy outlines the process for the submission, receipt, retention and treatment of concerns and complaints received by us regarding our and our affiliates’ respective accounting, auditing and internal controls practices and procedures, including the process for the confidential, anonymous submission by our directors, officers and employees of concerns regarding questionable accounting or auditing matters.
Compensation Committee Interlocks and Insider Participation
      No member of the Compensation Committee has been an officer or employee of ours at any time. Also, none of our executive officers serves, nor served in 2006, on the board of directors or compensation committee of a company with an executive officer serving on our Board of Directors or Compensation Committee.

COMPENSATION DISCUSSION & ANALYSIS
      The primary goals of our Compensation Committee with respect to executive compensation are to attract and retain the most talented and dedicated executives possible, to assure that our executives are compensated effectively in a manner consistent with our strategy and competitive practice and to align executives’ incentives with shareholder value creation. To achieve these goals, our Compensation Committee, with management’s input, recommends executive compensation packages to our Board of Directors that are generally based on a mix of salary, discretionary bonus and equity awards. Although our Compensation Committee has not adopted any formal guidelines for allocating total compensation between equity compensation and cash compensation, we believe it is important for these executives to have equity ownership in our company to provide them with long-term incentives to build value for our shareholders. Accordingly, we generally award our executive officers, other than our Executive Chairman and Chief Technology Officer, initial option grants upon the commencement of their employment with us and ongoing option grants as circumstances warrant. Our Executive Chairman and Chief Technology Officer owns a significant percentage of our outstanding common stock and, accordingly, we believe his interests are strongly aligned with the interests of our shareholders. We intend to implement and maintain compensation plans that tie a substantial portion of our executives’ overall compensation to achievement of corporate goals and value-creating milestones. We believe that performance and equity-based compensation are important components of the total executive compensation package for maximizing shareholder value while, at the same time, attracting, motivating and retaining high-quality executives.
      We have not retained a compensation consultant to review our policies and procedures with respect to executive compensation. We conduct an annual review of the aggregate level of our executive compensation, as well as the mix of elements used to compensate our executive officers. The Compensation Committee develops our compensation plans by utilizing publicly available compensation data for national and regional companies in the biopharmaceutical industry and/or the South Florida market. We believe that the practices of this group of companies provide us with appropriate compensation benchmarks, because these companies have similar organizational structures and tend to compete with us for executives and other employees. For benchmarking executive compensation, we typically review the compensation data we have collected from the complete group of companies, as well as a subset of the data from those companies that have a similar number of employees as our company.
      Our Compensation Committee may retain the services of third-party executive compensation specialists from time to time, as it sees fit, in connection with the establishment of cash and equity compensation and related policies.
Elements of Compensation
      Our Compensation Committee evaluates individual executive performance with a goal of setting compensation at levels the Compensation Committee believes are comparable with executives in other companies of similar size and stage of development operating in the biopharmaceutical industry and/or the South Florida market. The compensation received by our executive officers consists of the following elements:
      Base Salary. Base salaries for our executives are established based on the scope of their responsibilities and individual experience, taking into account competitive market compensation paid by other companies for similar positions within our industry and geographic market. Base salaries are reviewed at least annually, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. In 2007, we appointed Mr. Pinon as our new Chief Executive Officer and agreed to pay him a base salary of $275,000 per year, subject to periodic adjustment. The base salaries of our other named executive officers were not adjusted in 2007.
      Discretionary Annual Bonus. In addition to base salaries, our Compensation Committee has the authority to award discretionary annual bonuses to our executive officers. In 2007, the Compensation Committee did not award any cash bonuses. In 2006, the Compensation Committee awarded discretionary cash bonuses of $1,000 to each of our executive officers. The annual incentive bonuses are intended to compensate officers for achieving corporate goals and for achieving what the Compensation Committee believes to be value-creating milestones. Our annual bonus, if any, is paid in cash in an amount reviewed and approved by our Compensation Committee. Each executive officer is eligible for a discretionary annual bonus up to an amount equal to 50% of such executive officer’s salary.
      The Compensation Committee continues to examine whether to adopt a more formal process for discretionary annual bonuses in 2008. If adopted, the Compensation Committee expects to utilize annual incentive bonuses to compensate officers for achieving financial and operational goals and for achieving individual annual performance objectives. These objectives will likely vary depending on the individual executive, but will relate generally to strategic factors such as establishment and maintenance of key strategic relationships, development of our product candidates, identification and advancement of additional product candidates, and to financial factors such as improving our results of operations and increasing the price per share of our common stock.
      Long-Term Incentive Program. At present, our long-term compensation consists primarily of stock options. Our option grants are designed to align management’s performance objectives with the interests of our shareholders. Our Compensation Committee grants options to key executives in order to enable them to participate in the long-term appreciation of our shareholder value, while personally feeling the impact of any business setbacks, whether Company-specific or industry based. We have not adopted stock ownership guidelines, and, other than for Mr. Leonhardt, our equity benefit plans have provided the principal method for our executive officers to acquire equity or equity-linked interests in our company.
      Since inception, we have granted equity awards to our executive officers through our Officers and Employees Stock Option Plan, which was adopted by our Board of Directors and shareholders to permit the grant of stock options to our officers and employees. The initial option grant made to each executive upon joining us is primarily based on competitive conditions applicable to the executive’s specific position. In addition, the Compensation Committee considers the number of options owned by other executives in comparable positions within our company and has established stock option targets for specified categories of executives. We believe this strategy is consistent with the approach of other development stage companies in our industry and, in our Compensation Committee’s view, is appropriate for aligning the interests of our executives with those of our shareholders over the long term.
      We do not have any program, plan or obligation that requires us to grant equity compensation on specified dates and, because we have not been a public company, we have not made equity grants in connection with the release or withholding of material non-public information. Authority to make equity grants to executive officers rests with our Compensation Committee, although our Compensation Committee does consider the recommendations of our Executive Chairman for officers other than himself.
      In 2007, we did not make any stock option grants to our named executive officers other than to our Chief Executive Officer. We granted our new Chief Executive Officer options to purchase 169,890 shares of our common stock upon the commencement of his employment in March 2007. These options have an exercise price of $8.47 per share and are scheduled to vest ratably over a four year period.
      In 2006, certain named executive officers were awarded stock options under our Officers and Employees Stock Option Plan. These equity awards included the grant of a stock option and warrant for an aggregate of 471,058 shares of common stock to Mr. Bromley, our Vice President of Public Relations, pursuant to the terms of a letter agreement we entered into with Mr. Bromley in August 2006, or the Bromley Letter Agreement. Mr. Bromley was also issued 47,658 shares of our common stock pursuant to the Bromley Letter Agreement. Prior to entering the Bromley Letter Agreement, certain disputes had arisen between Mr. Bromley and us as to the number of stock options he had been awarded since he commenced his employment with us in December 1999. The shares, options and warrants granted to Mr. Bromley pursuant to the Bromley Letter Agreement were issued in settlement of any unpaid salary or other compensation for services provided to us by Mr. Bromley from December 1999 through August 2006 and in consideration for Mr. Bromley’s release of any claims he may have against us related to or arising from his employment or any compensation owed to him.

      Other Compensation. We maintain broad-based benefits that are provided to full-time employees, including health insurance, life and disability insurance, dental insurance and vision insurance. In 2006, we agreed to reimburse Mr. Bromley for federal and state income taxes he pays in connection with our issuance to him of 47,658 shares of our common stock pursuant to the terms of the Bromley Letter Agreement. The perquisite was negotiated as part of our settlement with Mr. Bromley and we do not anticipate providing similar perquisites to him or any of our executive officers on a going-forward basis.
Compensation Committee Report
      The Compensation Committee has reviewed and discussed the Compensation Discussion & Analysis set forth above with management and, based upon such review and discussions, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion & Analysis be included in this prospectus.

THE COMPENSATION COMMITTEE OF THE
BOARD OF DIRECTORS
Mike Tomas
Bruce Carson
Peggy A. Farley
Summary Compensation Table
      The following table sets forth, for the fiscal years ended December 31, 2006 and December 31, 2007, the aggregate compensation awarded to, earned by or paid to Mr. Pinon and Mr. Leonhardt, both of whom served as our Chief Executive Officer in 2007, our Chief Financial Officer, and our two other most highly compensated executive officers who were serving at December 31, 2007 and whose total compensation was in excess of $100,000, or collectively, the Named Executive Officers.

				Long-Term Compensation Awards
		Annual Compensation
				Stock		Option		All Other
Name and Principal Position	Year	Salary	Bonus	Awards		Awards(1)		Compensation		Total

William M. Pinon(2)	2007	$220,209	$—	—		$226,831	(3)	—		$447,040
President and Chief Executive Officer

Howard J. Leonhardt(4)	2007	$150,000	$—	$—		$—		$—		$150,000
Executive Chairman and	2006	$150,000	$1,000	—		—		—		$151,000
Chief Technology Officer

William H. Kline(5)	2007	$130,000	$—	$—		$240,000	(6)	$—		$370,000
Chief Financial Officer	2006	$50,000	$1,000	—		$96,000	(7)	—		$147,000

Richard T. Spencer, IV	2007	$129,615	$—	$—		$69,996	(8)	$—		$199,611
Vice President of	2006	$125,000	$1,000	—		$62,796	(9)	—		$188,796
Clinical Affairs and Physician Relations

Scott Bromley	2007	$130,000	$—	$—		$—		$—		$130,000
Vice President of Public	2006	$130,000	$1,000	$366,429	(10)	$2,928,000	(11)	$153,000	(12)	$3,578,429
Relations

(1)	Amount reflects the expensed fair value of stock options in 2007 and 2006, calculated in accordance with SFAS No. 123(R).

(2)	Mr. Pinon commenced his employment with us in March 2007.

(3)	Represents the 2007 expensed fair value of options to purchase 169,890 shares of our common stock granted March 7, 2007, with an exercise price of $8.47 per share. The options vest in four equal installments on each of March 7, 2008, March 7, 2009, March 7, 2010 and March 7, 2011.

(4)	Mr. Leonhardt served as our Chief Executive Officer during all of 2006 and from January through March 2007.

(5)	Mr. Kline commenced his employment with us in August 2006.

(6)	Represents the 2007 expensed fair value of options to purchase 154,445 shares of our common stock granted August 7, 2006, with an exercise price of $5.67 per share, vesting in four equal installments on each of August 7, 2007, August 7, 2008, August 7, 2009 and August 7, 2010.

(7)	Represents the 2006 expensed fair value of options to purchase 154,445 shares of our common stock granted August 7, 2006, with an exercise price of $5.67 per share, vesting in four equal installments on each of August 7, 2007, August 7, 2008, August 7, 2009 and August 7, 2010.

(8)	Includes the 2007 expensed fair value of (i) options to purchase 61,778 shares of our common stock granted October 1, 2004, with an exercise price of $5.67 per share, vesting in four equal installments on each of October 1, 2005, October 1, 2006, October 1, 2007 and October 1, 2008 and (ii) options to purchase 15,445 shares of our common stock granted April 19, 2006, with an exercise price of $5.67 per share, vesting in four equal installments on each April 19, 2007, April 19, 2008, April 19, 2009 and April 19, 2010.

(9)	Includes the 2006 expensed fair market value of (i) options to purchase 61,778 shares of our common stock granted October 1, 2004, with an exercise price of $5.67 per share, vesting in four equal installments on each of October 1, 2005, October 1, 2006, October 1, 2007 and October 1, 2008 and (ii) options to purchase 15,445 shares of our common stock granted April 19, 2006, with an exercise price of $5.67 per share, vesting in four equal installments on each April 19, 2007, April 19, 2008, April 19, 2009 and April 19, 2010.

(10)	Relates to a grant of 47,658 shares to Mr. Bromley in accordance with the terms of the Bromley Letter Agreement.

(11)	Represents the expensed fair market value of (i) options to purchase 282,635 shares of our common stock granted August 24, 2006, with an exercise price of $5.67 per share and (ii) a warrant to purchase 188,423 shares of our common stock granted August 24, 2006, with an exercise price of $5.67 per share.

(12)	Relates to amounts to be paid to Mr. Bromley to reimburse him for federal and state income taxes due in connection with his receipt of 47,658 shares of our common stock in accordance with the Bromley Letter Agreement.

     Bromley Letter Agreement
      On August 24, 2006, we entered into the Bromley Letter Agreement with Mr. Bromley. Prior to entering into the Bromley Letter Agreement, certain disputes had arisen between Mr. Bromley and us as to the number of stock options awarded to Mr. Bromley and the amount of unpaid salary and other compensation owed to Mr. Bromley since he commenced his employment with us in December 1999. The shares, options and warrants granted to Mr. Bromley pursuant to the Bromley Letter Agreement were issued to settle the disputed items and in consideration of the officer’s release of any claims he may have against the Company related to arising from his employment or any compensation owed to him. Pursuant to the Bromley Letter Agreement:

•	we issued to Mr. Bromley 47,658 shares of our common stock and reimbursed Mr. Bromley for federal and state income taxes he paid in connection with his receipt of such shares;

•	we granted to Mr. Bromley a fully-vested incentive stock option to purchase 282,635 shares of our common stock at an exercise price of $5.67 per share; and

•	we granted to Mr. Bromley a fully-vested warrant to purchase 188,423 shares of our common stock at an exercise price of $5.67 per share.
      Pursuant to the Bromley Letter Agreement, we also agreed to pay Mr. Bromley an annual base salary of $130,000 for his continued provision of services as our Vice President of Public Relations. Mr. Bromley’s employment with us may be terminated by him or us at any time and for any reason. Other than this agreement, we do not have any employment agreements with any of our Named Executive Officers.
     Grants of Plan Based Awards
      In 2007, the Compensation Committee approved option awards under our Officers and Employees Stock Option Plan to Mr. Pinon upon the commencement of his employment in March 2007. We did not grant any other plan-based awards to our Named Executive Officers in 2007. Our Compensation Committee has not established guidelines for the grant of plan-based awards for 2008. Set forth below is information regarding awards granted during 2007.

All Other
Option
		Awards:		Grant Date
		Number of	Exercise or Base	Fair Value of
		Securities	Price of Option	Stock and
		Underlying	Awards	Option
Name	Grant Date	Options (#)	($/share)	Awards

William M. Pinon	3/7/07	169,890 (1)	$8.47	$1,111,000

(1)	The options vest in four equal installments on each of March 7, 2008, March 7, 2009, March 7, 2010 and March 7, 2011.
     Our Stock Option Plans
      In December 1999, our Board of Directors and shareholders adopted our Officers and Employees Stock Option Plan, or the Employee Plan, and the Directors and Consultants Stock Option Plan, or the Directors Plan. The Employees Plan and the Directors Plan are collectively referred to herein as the Plans. The Plans are administered by the Compensation Committee. The objectives of the Plans include attracting and retaining key personnel by encouraging stock ownership in the Company by such persons.

Options Available for Issuance
      There are an aggregate of 3,088,898 shares of common stock authorized for options grants under the Employee Plan and Director Plan. As of December 31, 2007, an aggregate of 895,532 shares of common stock were available for grant under the Plans. The options to be delivered under the Plans will be made available, at the discretion of the Compensation Committee, from authorized but unissued shares or outstanding options that expire or are cancelled. If shares covered by an option cease to be issuable for any reason such number of shares will no longer count against the shares authorized under the Plans and may again be granted under the Plans.

Material Terms of the Plans
      The Employee Plan provides for the grant of options to employees and officers, and the Director Plan provides for the grant of options to directors, consultants and certain other non-employees. Only the Employee Plan permits the granting of “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended from time to time, or the Code, and both Plans permit grants of “non-qualified” options (options that are not incentive stock options). As of the date of this prospectus, all options granted to employees under the Plans are incentive stock options and all options granted to persons other than employees are “non-qualified” options.
      The Compensation Committee determines those individuals who shall receive options, the time period during which the options may be partially or fully exercised, the number of shares that may be purchased under each option and the option price, as well as other terms in their discretion. However, in no event shall an option be exercisable after the expiration of 10 years from the date of the grant of the option. In addition, no person is entitled to be granted options to purchase more than an aggregate of 370,668 shares of our common stock pursuant to the Plans. Unless otherwise provided in any option agreement, each outstanding option shall become fully exercisable in the event of a “change in control” (as such term is defined in the Plans). In connection with a liquidation of the company or any merger, reorganization or similar corporate transaction in which we are not the surviving corporation and the successor corporation does not assume our outstanding options, the Compensation Committee or Board of Directors may cancel any options that remain unexercised effective as of the closing of such transaction.
      Each option is evidenced by an option agreement. In granting options, the Compensation Committee takes into consideration the contribution the person has made to our success and such other factors as the Compensation Committee shall determine. The Plans provide for circumstances under which the options shall terminate.
      The option price per share of any option shall be any price determined by the Compensation Committee but shall not be less than the par value per share; provided, that in no event shall the option price per share of any incentive stock option be less than the “Fair Market Value” (as determined under the Plans) of the shares underlying such option on the date the option is granted.
     Outstanding Equity Awards at Fiscal Year End
      The following table sets forth outstanding equity awards held by our Named Executive Officers as of December 31, 2007.

	Number of Securities
	Underlying Unexercised
	Options and Warrants
				Option	Option
Name	Exercisable	Unexercisable		Exercise Price	Expiration Date

William M. Pinon	—	169,890	(1)	$8.47	3/17/17
Howard J. Leonhardt	23,167	—		$5.67	12/31/11
	3,212	—		$5.67	12/31/15
William H. Kline	38,612	115,833	(2)	$5.67	8/7/16
Richard T. Spencer, IV	46,334	15,444	(3)	$5.67	10/1/14
	309	—		$5.67	12/31/15
	3,862	11,583	(4)	$5.67	4/19/16
Scott Bromley	61,778	—		$1.28	12/25/09
	25,947	—		$5.67	12/18/10
	309	—		$5.67	12/31/15
	282,635	—		$5.67	8/24/16
	188,423	—		$5.67	8/24/16

(1)	The options vest in four equal installments on each of March 7, 2008, March 7, 2009, March 7, 2010 and March 7, 2011.

(2)	The options vest in three equal installments on each of August 7, 2008, August 7, 2009 and August 7, 2010.

(3)	The options vest on October 1, 2008.

(4)	The options vest in three equal installments on each of April 19, 2008, April 19, 2009 and April 19, 2010.

     Option Exercises
      During the 2007 fiscal year, none of our Named Executive Officers exercised any options to purchase shares of our common stock.
     Pension Benefits
      We do not have any plan that provides for payments or other benefits at, following, or in connection with the retirement of any of our employees.
     Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans
      We do not have any defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified.
     Potential Payments Upon Termination or Change-In Control
      We do not have any contract, agreement, plan or arrangement that provides for any payment to any of our Named Executive Officers at, following, or in connection with a termination of the employment of such Named Executive Officer, a change in control of the Company or a change in such Named Executive Officer’s responsibilities.
     Director Compensation
      We currently have eight non-employee directors that qualify for compensation. Our non-employee directors do not receive cash compensation for their services as directors. However, it is generally our policy to annually grant each non-employee director options to purchase 6,178 shares of our common stock provided that he or she has served as a member of our Board of Directors for at least six months and one day of the twelve month period immediately preceding the date of grant. In addition, we reimburse non-employee directors for actual out-of-pocket expenses incurred. We did not make any grants of stock options to our non-employee directors in 2007. Accordingly, in the fiscal year ended December 31, 2007, no compensation was awarded to, earned by or paid to our non-employee directors.
     Limitations on Liability and Indemnification
      Our articles of incorporation require us to indemnify and limit the liability of directors to the fullest extent permitted by the Florida Business Corporation Act, or the FBCA, as it currently exists or as it may be amended in the future.
      Pursuant to the FBCA, a Florida corporation may indemnify any person who may be a party to any third party proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another entity, against liability incurred in connection with such proceeding (including any appeal thereof) if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
      In addition, in accordance with the FBCA, a Florida corporation is permitted to indemnify any person who may be a party to a derivative action if such person acted in any of the capacities set forth in the preceding paragraph, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expenses of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding (including appeals), provided that the person acted under the standards set forth in the preceding paragraph. However, no indemnification shall be made for any claim, issue, or matter for which such person is found to be liable unless, and only to the extent that, the court determines that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.
      Any indemnification made under the above provisions, unless pursuant to a court’s determination, may be made only after a determination that the person to be indemnified has met the standard of conduct described above. This determination is to be made by a majority vote of a quorum consisting of the disinterested directors of the board of directors, by duly selected independent legal counsel or by a majority vote of the disinterested shareholders. The board of directors also may designate a special committee of disinterested directors to make this determination. Notwithstanding the foregoing, a Florida corporation must indemnify any director, officer, employee or agent of a corporation who has been successful in the defense of any proceeding referred to above.
      Generally, pursuant to the FBCA, a director of a Florida corporation is not personally liable for monetary damages to our company or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, unless: (a) the director breached or failed to perform his duties as a director; and (b) the director’s breach of, or failure to perform, those duties constitutes (i) a violation of criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful, (ii) a transaction from which the director derived an improper personal benefit, either directly or indirectly, (iii) an approval of an unlawful distribution, (iv) with respect to a proceeding by or in the right of the company to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the company, or willful misconduct, or (v) with respect to a proceeding by or in the right of someone other than the company or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property. The term “recklessness,” as used above, means the action, or omission to act, in conscious disregard of a risk: (a) known, or so obvious that it should have been known, to the directors; and (b) known to the director, or so obvious that it should have been known, to be so great as to make it highly probable that harm would follow from such action or omission.

      Furthermore, under the FBCA, a Florida corporation is authorized to make any other further indemnification or advancement of expenses of any of its directors, officers, employees or agents under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both for actions taken in an official capacity and for actions taken in other capacities while holding such office. However, a corporation cannot indemnify or advance expenses if a judgment or other final adjudication establishes that the actions of the director, officer, employee, or agent were material to the adjudicated cause of action and the director, officer, employee, or agent (a) violated criminal law, unless the director, officer, employee, or agent had reasonable cause to believe his or her conduct was unlawful, (b) derived an improper personal benefit from a transaction, (c) was or is a director in a circumstance where the liability for unlawful distributions applies, or (d) engaged in willful misconduct or conscious disregard for the best interests of the corporation in a proceeding by or in right of the corporation to procure a judgment in its favor.
      We maintain a liability insurance policy, pursuant to which our directors and officers may be insured against liability they incur for serving in their capacities as directors and officers of our company.
      We believe that the limitation of liability provision in our articles of incorporation and the liability insurance policy that we maintain will facilitate our ability to continue to attract and retain qualified individuals to serve as our directors and officers.
      These limitation of liability and indemnification provisions may discourage a shareholder from bringing a lawsuit against directors for breach of their fiduciary duties. The provisions may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our shareholders. A shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these limitation of liability and indemnification provisions.

SCIENTIFIC ADVISORY BOARD
      The members of our scientific advisory board, none of whom are our officers or employees, assist us with various projects and matters including, but not limited to, (i) product design evaluation and development strategies, (ii) evaluation of instructional and training materials for physicians, (iii) clinical and consultation support to centers using our products candidates and (iv) clinical trials and design of clinical protocols. We consider our advisory board members to be the opinion leaders in their respective fields.
      As of January 1, 2008, our Scientific Advisory Board consisted of the following members:

Name	Specialty	Position

Samuel S. Ahn, M.D., MBA	Endovascular specialist	President University Vascular Associates Vascular Management Associates Los Angeles, California
Barry J. Byrne, M.D., Ph.D.	Preclinical research	Professor and Associate Chair of Pediatrics, Molecular Genetics & Microbiology University of Florida Gainesville, Florida
Juan C. Chachques, M.D., Ph.D.	Preclinical research	Director of Surgical and Clinical Research Broussais and Pompidou Hospitals Paris, France
Ray Chiu, M.D., Ph.D.	Preclinical research	Professor of Surgery McGill University Quebec, Canada
Nicolas Chronos, M.D., MRCP, FACC, FESC, FAHA	Interventional cardiology	Chief Medical and Scientific Officer American Cardiovascular Research Institute Atlanta, Georgia
Eric Crumpler, Ph.D.	Preclinical research	Assistant Professor of Bioreactors, Bioengineering, and Biomaterials Florida International University Miami, Florida
Edward Diethrich, M.D.	Cardiac surgery and endovascular specialist	Director Arizona Heart Hospital Phoenix, Arizona
Stephen G. Ellis, M.D.	Interventional cardiology	Director Sones Cardiac Catheterization Laboratory Cleveland Clinic Foundation Cleveland, Ohio
Jorge Genovese, M.D.	Preclinical research	Research Professor University of Pittsburgh Medical Center Pittsburgh, Pennsylvania
Miranda Grounds, Ph.D.	Preclinical research	Professor, School of Anatomy and Human Biology The University of Western Australia Crawley, Western Australia
Richard Ham, Ph.D.	Preclinical research and cell- culturing	Professor Emeritus of Molecular, Cellular and Developmental Biology University of Colorado Boulder, Colorado
Richard Heuser, M.D.	Interventional cardiology	Director of Cardiology Phoenix Heart Institute Phoenix, Arizona

Name	Specialty	Position

Race L. Kao, Ph.D.	Preclinical research and cell- culturing	Professor and Carroll H. Long Chair of Excellence for Surgical Research James H. Ouillen College of Medicine, East Tennessee State University Johnson City, Tennessee
Barry T. Katzen, M.D.	Interventionist and endovascular specialist	Medical Director of the Miami Cardiac and Vascular Institute and Clinical Professor of Radiology University of Miami School of Medicine Miami, Florida
Wendell King	Preclinical research	Chairman Gateway Alliance II (consulting firm) St. Paul, Minnesota Inventor of biological pacemaker
George J. Magovern, M.D.	Cardiac surgery	Retired Chairman, Department of Cardiothoracic Surgery Allegheny Hospital Pittsburgh, Pennsylvania
Keith March, M.D., Ph.D.	Preclinical research	Director Indiana University Center for Vascular Biology Indianapolis, Indiana
James Margolis, M.D.	Interventional cardiology	Director of Cardiovascular Research and Education Miami International Cardiology Consultants Miami, Florida
Dr. P.A. Merrifield	Preclinical research	Associate Professor, Department of Anatomy & Cell Biology University of Western Ontario Ontario, Canada
Dr. Christopher M. O’Connor	Congestive heart failure and ischemic heart disease	Director, Duke Heart Failure Program /Associate Director, Duke Clinical Research Institute Duke University Durham, North Carolina
Harold Ott, M.D., Ph.D.	Preclinical research	Research Associate, Center for Cardiovascular Repair University of Minnesota Minneapolis, Minnesota
Marc Penn, M.D., Ph.D.	Preclinical Research	Medical Director, Coronary Intensive Care Unit Director, Experimental Animal Laboratory and Associated Director The Cleveland Clinic Foundation Cleveland, Ohio
Nicholas S. Peters, M.D., Ph.D.	Electrophysiology	Professor of Cardiology,
Head of Cardiac Electrophysiology
St. Mary’s Hospital and Imperial College
University of London, UK
Director of Electrophysiology Research
American Cardiovascular Research Institute
Atlanta, Georgia
Philip Poole-Wilson, M.D., Ph.D.	Heart failure specialist	Professor of Cardiology, National Heart and Lung Institute Faculty of Medicine, Imperial College London, Royal Brompton and Harefield Hospitals London, England

Name	Specialty	Position

Felipe Prósper, Ph.D.	Preclinical Research	Associate Professor of Medicine Universidad de Navarra Attending Physician, Hematology and Cell Therapy Area Navarra, Spain
Dr. Sergio Pinski	Cardiology and electrophysiology	Head, Section of Cardiac Pacing and Electrophysiology Department of Cardiology Cleveland Clinic Florida Weston, Florida
Stephen Ramee, M.D.	Interventional Cardiology	Director, Cardiac Catheterization Laboratory Ochsner Clinic Foundation New Orleans, Louisiana
Camillo Ricordi, M.D.	Preclinical research and cell- culturing	Stacy Joy Goodman Professor of
Surgery and Medicine
Chief of the Division of Cellular Transplantation
Scientific Director and Chief Academic Officer
of the Diabetes Research Institute
University of Miami
Miami, Florida
Robert S. Schwartz, M.D.	Preclinical research	Research Cardiologist Minneapolis Heart Institute Minneapolis, Minnesota
Warren Sherman, M.D., FACC	Interventional cardiology	Director of Medical Education and Associate Director, Cardiac Catheterization Laboratories The Zena and Michael A. Wiener Cardiovascular Institute Mount Sinai Hospital New York, New York
Doris A. Taylor, Ph.D.	Preclinical research and cell- culturing	Medtronic Bakken Chair and Director of the Center for Cardiovascular Repair University of Minnesota Minneapolis, Minnesota
Syde A. Taheri, M.D.	Preclinical Research	Cardiovascular and Thoracic Surgeon Millard Fillmore Hospital Buffalo, New York
Robert Van Tassel, M.D.	Interventional cardiology	Senior Consultant in Cardiology Minneapolis Heart Institute Minneapolis, Minnesota
Stuart Williams, Ph.D.	Preclinical Research	Professor of Biomedical Engineering, Surgery, Physiology, and Material Science Engineering University of Arizona Health Sciences Center Tucson, Arizona
Zachariah P. Zachariah, M.D.	Interventional cardiology	Cardiologist Holy Cross Hospital Ft. Lauderdale, Florida
      The Scientific Advisory Board meets in person at least once each year and individual members of the Scientific Advisory Board regularly consult with our management and the Board of Directors upon request.
      Members of the Scientific Advisory Board generally serve three-year terms, subject to earlier termination for cause by us. As compensation for his or her services as members of the Scientific Advisory Board, each member receives a one-time grant of between 927 to 39,538 options to purchase shares of our common stock, which options vest in three equal annual installments. However, Dr. Sherman, the lead investigator in the MYOHEART Trial, and Dr. Penn elected not to receive any options or other securities from us. We reimburse members of the Scientific Advisory Board for reasonable expenses incurred in performing services to the Company.

      On September 18, 2002, we entered into a consulting agreement with Wendell King, a member of the Scientific Advisory Board, for a one-year term. In addition to the one-time grant of options to purchase shares of our common stock, Mr. King may receive $2,000 per month as compensation for his consulting services and, if his consulting services exceed 16 hours in a given month, an additional $125 per hour.
      Effective August 31, 2006, we entered into a consulting agreement with March Consulting, LLC, pursuant to which Keith March, M.D. serves as a member of the Scientific Advisory Board for a one-year term. In addition to the one-time grant of options to purchase shares of our common stock, Dr. March may receive a maximum monthly compensation of $3,750 and a maximum annual compensation of $40,000.
CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS
Stock Sales
      Since January 1, 2004, the following executive officers, directors and holders of more than 5% of our common stock have acquired shares of our common stock from us in the amounts, as of the dates and for the consideration set forth below:

			Aggregate
			Consideration
Directors and Executive Officers	Shares(1)		Paid(2)

Howard J. Leonhardt	110,957	(3)	$628,617	(3)
Samuel S. Ahn, M.D., MBA	142,090		$805,000	(4)
David J. Gury	9,267		$52,500	(4)
William P. Murphy, Jr., M.D.	46,334		$281,250	(4)
Richard T. Spencer, III	18,535		$100,002	(4)

(1)	Share amounts listed give effect to a 1-for-1.6187 reverse stock split that became effective September 27, 2007.

(2)	Per share purchase prices ranged from $5.67 per share to $7.69 per share.

(3)	Includes (i) 15,150 shares issued to Mr. Leonhardt in satisfaction of accrued salary and (ii) 95,807 shares issued to Mr. Leonhardt in satisfaction of advances he made on our behalf. See “Conversion of Cash Advances and Accrued Salary into Common Stock” below for more information.

(4)	Aggregate consideration paid in cash.
Transactions with Management
      The following is a description of transactions since January 1, 2004 to which we were or are a party, in which the amount involved exceeded or exceeds $120,000, and in which any of our directors, executive officers or holders of more than five percent of our capital stock had or will have a direct or indirect material interest.
     Conversion of Cash Advances and Accrued Salary into Common Stock
      On various occasions, Mr. Leonhardt has agreed to accept shares of our common stock in satisfaction of accrued salary or advances he has made on our behalf. More specifically:

•	in December 2004, we issued 15,150 shares of our common stock to Mr. Leonhardt in satisfaction of $85,830 of accrued salary earned by Mr. Leonhardt during the fiscal year ended December 31, 2004; and

•	in October 2005, we issued 95,807 shares of our common stock to Mr. Leonhardt in satisfaction of $542,787 of expense reimbursements owed to him for expenses he advanced during the fiscal years ended December 31, 2001, 2002 and 2003.

     Bromley Letter Agreement
      On August 24, 2006, we entered into the Bromley Letter Agreement with Mr. Bromley. Prior to entering into the Bromley Letter Agreement, certain disputes had arisen between Mr. Bromley and us as to the number of stock options awarded to Mr. Bromley and the amount of unpaid salary and other compensation owed to Mr. Bromley since he commenced his employment with us in December 1999. The shares, options and warrants granted to Mr. Bromley pursuant to the Bromley Letter Agreement were issued to settle the disputed items and in consideration of the officer’s release of any claims he may have against the Company related to arising from his employment or any compensation owed to him. Pursuant to the Bromley Letter Agreement:

•	we issued to Mr. Bromley 47,658 shares of our common stock and agreed to reimburse Mr. Bromley for federal and state income taxes he will be required to pay in connection with his receipt of such shares;

•	we granted to Mr. Bromley fully-vested incentive stock options to purchase 282,635 shares of our common stock at an exercise price of $5.67 per share; and

•	we granted to Mr. Bromley a fully-vested warrant to purchase 188,423 shares of our common stock at an exercise price of $5.67 per share.
      Pursuant to the Bromley Letter Agreement, we also agreed to pay Mr. Bromley an annual base salary of $130,000 for his continued provision of services as our Vice President of Public Relations.

Consulting Agreements with Directors
      We have, from time to time, entered into consulting agreements and arrangements with certain members of our Board of Directors. These agreements and arrangements are summarized in the table set forth below:

		Consideration Paid for	Term of
Director	Nature of Consulting Services	Consulting Services	Arrangement

Bruce C. Carson	Consulting services included (i) assisting us to meet our financial goals, (ii) providing leadership training to our directors, officers, employees and consultants, (iii) providing guidance regarding strategic partnerships and (iv) appearing at selected events Consulting services included (i)	Grant of option to purchase 61,778 shares of common stock at an exercise price of $5.67(1)	February 2004 to December 2004
Bruce C. Carson	Consulting services included (i) assisting us to meet our financial goals, (ii) providing leadership training to our directors, officers, employees and consultants, (iii) providing guidance regarding strategic partnerships and (iv) appearing at selected events	Grant of option to purchase 61,778 shares of common stock at an exercise price of $5.67(2)	January 2005 to October
Richard T. Spencer, III	Consulting services include (i) assisting us to meet our financial goals, (ii) providing leadership training to our directors, officers, employees and consultants and (iii) appearing at selected events	Grant of option to purchase 49,423 shares of common stock at an exercise price of $5.67(3)	March 2004 to March 2007

		Consideration Paid for	Term of
Director	Nature of Consulting Services	Consulting Services	Arrangement

Samuel S. Ahn	Consulting services included (i) serving as our consultant for cardiomyoplasty, (ii) providing advice to us with respect to cardiomyoplasty and related technologies and matters, and (iii) performing other services from time to time as we request	Grant of options to purchase 35,214 shares of common stock at an exercise price of $2.83 and 4,325 shares of common stock at an exercise price of $5.67(4)	March 2000 to March 2003
Samuel S. Ahn	Consulting services included (i) assisting us to meet our financial goals, (ii) providing leadership training to our directors, officers, employees and consultants, (iii) providing guidance regarding strategic partnerships and (iv) appearing at selected events	Grant of option to purchase 61,778 shares of common stock at an exercise price of $5.67(2)	February 2004 to October 2005

(1)	The options vested on December 31, 2004 upon our attainment of various financial goals.

(2)	The options vested on October 1, 2005 upon our attainment of various financial goals.

(3)	1/3 of the options vested on each of March 18, 2005 and March 18, 2006. The remaining 1/3 of the options are scheduled to vest on March 18, 2007.

(4)	35,214 options vested on February 14, 2003 and 4,325 options vested on July 14, 2003.
     Dr. Samuel S. Ahn, a member of our Board of Directors, is also a member of our Scientific Advisory Board and has entered into our standard Scientific Advisory Board agreement. Pursuant to his agreement, which expired in January 2007, we granted Dr. Ahn a stock option to purchase 6,487 shares of our common stock with an exercise price of $2.83 per share as consideration for his service on our Scientific Advisory Board.

Bank of America Financing
      On June 1, 2007, or the Closing Date, we entered into the Bank of America Loan. We did not pledge any assets to Bank of America as security for this loan. However, Mr. and Mrs. Leonhardt provided a $1.1 million limited personal guarantee of the Bank of America Loan and pledged securities accounts with Bank of America to back-up this limited personal guarantee. As discussed below, in October 2007, Mr. and Mrs. Leonhardt guaranteed additional portions of this loan. Two of our other directors, including Dr. William Murphy and Mr. Richard Spencer, III, or the Director Guarantors, each provided collateral on the Closing Date valued at $750,000 and $1.5 million, respectively, to secure the Bank of America Loan. In addition, one of our current shareholders, or the Shareholder Guarantor, and collectively with Mr. and Mrs. Leonhardt and the Director Guarantors referred to herein as the Guarantors, provided collateral on the Closing Date valued at $2.2 million to secure the Bank of America Loan. Each of the Director Guarantor’s and the Shareholder Guarantor’s exposure under the Bank of America Loan is or was limited to the collateral it provided to Bank of America.
      Under the terms of the Bank of America Loan, Bank of America is entitled to receive a semi-annual payment of interest and all outstanding principal and accrued interest by the maturity date. We and Bank of America have agreed with BlueCrest Capital that we will not individually make any payments due under the Bank of America Loan while the BlueCrest Loan is outstanding. For our benefit, the Guarantors agreed to provide Bank of America in the aggregate up to $5.5 million of funds and/or securities to make these payments.
      We have agreed to reimburse the Guarantors with interest at an annual rate of the prime rate plus 5.0% for any and all payments made by them under the Bank of America Loan as well as to pay them certain cash fees in connection with their provision of security for the Bank of America Loan. We have agreed to pay these amounts to the Guarantors upon our repayment in full of the BlueCrest Loan. In addition, we issued to each Guarantor warrants to purchase 3,250 shares, or the Subject Shares, of our common stock at an exercise price of $7.69 per share for each $100,000 of principal amount of the Bank of America Loan guaranteed by such Guarantor. The number of Subject Shares increased to 3,707 shares per $100,000 guaranteed on September 30, 2007. In the event that as of the first anniversary, second anniversary and third anniversary of the closing date of the Bank of America Loan, we have not reimbursed the Guarantors in full for payments made by them in connection with the Bank of America Loan or paid them cash fees owed to them, the number of Subject Shares per $100,000 guaranteed will increase to 4,634, 6,178 and 9,267 shares, respectively. The warrants have a ten-year term and are not exercisable until the date that is one year following the date the warrants were issued.
      On the Closing Date:

•	In exchange for the $1.1 million limited personal guarantee, we issued to Mr. and Mrs. Leonhardt a warrant to purchase an aggregate of 35,745 Subject Shares (subject to adjustment as set forth above).

•	In exchange for a pledge of collateral valued at $1.5 million, we issued to Mr. Spencer a warrant to purchase an aggregate of 48,743 subject to shares (subject to adjustment as set forth above).

•	In exchange for the pledge of collateral valued at $750,000, we issued to Dr. Murphy a warrant to purchase an aggregate of 24,372 Subject Shares (subject to adjustment as set forth above).

•	In exchange for the pledge of collateral valued at $2.2 million, we issued to the Shareholder Guarantor warrants to purchase an aggregate of 71,490 Subject Shares (subject to adjustment as set forth above).
      We have agreed with Dr. Murphy to use our reasonable best efforts to secure an additional person willing to provide collateral to secure the Bank of America Loan in substitution of the $400,000 of collateral being provided by Dr. Murphy and, until Dr. Murphy’s obligations to Bank of America have been released or satisfied in full, use our reasonable best efforts to restructure, amend or renew the Bank of America Loan in an effort to extend the maturity date of the Bank of America Loan.
      In September 2007, one of our directors, Dr. Samuel S. Ahn, and two of our current shareholders, Dan Marino and Jason Taylor, or, collectively with Dr. Ahn, the New Guarantors, agreed to provide collateral valued at $750,000, $600,000 and $500,000, respectively, to secure the Bank of America Loan. The collateral provided by the New Guarantors fully replaced the collateral originally provided by Mr. Spencer and partially replaced the collateral originally provided by Dr. Murphy. The collateral provided by Dr. Murphy now secures $400,000 of the Bank of America Loan. Our agreements with the New Guarantors are identical in all respects to our agreements with the original Guarantors as described above, except that the New Guarantors do not have the right to compel us to repay the BlueCrest Loan or the Bank of America Loan. In consideration for providing the collateral, we issued to the New Guarantors warrants to purchase 3,250 shares of our common stock, or the New Guarantor Subject Shares, at an exercise price of $7.69 per share for each $100,000 of principal amount of the Bank of America Loan guaranteed by such New Guarantor. The number of New Guarantor Subject Shares increased to 3,707 shares per $100,000 guaranteed on September 30, 2007 and are subject to further increase in the same amount and under the same conditions as the Subject Shares underlying the warrants issued to the original Guarantors. The warrants have a ten-year term and are not exercisable until the date that is one year following the date the warrants were issued.
      In October 2007, Mr. and Mrs. Leonhardt agreed to provide an additional $2.2 million limited personal guarantee of the Bank of America Loan and have pledged securities accounts with Bank of America to back-up this limited personal guarantee. The additional collateral provided by Mr. and Mrs. Leonhardt fully replaced the collateral originally provided by the Shareholder Guarantor. Mr. and Mrs. Leonhardt have now personally guaranteed an aggregate of $3.3 million of the Bank of America Loan. Our agreement with Mr. and Mrs. Leonhardt with respect to the additional collateral is substantially similar to our agreement with them in connection with the $1.1 million personal guarantee they originally provided in June 2007. In consideration for providing the collateral, we issued to Mr. and Mrs. Leonhardt, warrants to purchase 81,547 shares of our common stock at an exercise price of $7.69 per share. In the event that as of the first anniversary, second anniversary and third anniversary of the closing date of the Bank of America Loan, respectively, we have not reimbursed Mr. and Mrs. Leonhardt in full for payments made by them in connection with the Bank of America Loan, the number of shares subject to the warrant will increase to 101,934, 135,912 and 203,868, respectively. The warrant has a ten-year term and is not exercisable until the date that is one year following the date the warrant was issued.
      In October 2007, we cancelled the warrant previously issued to the Shareholder Guarantor, which warrant included the adjustment provisions discussed above, and, in exchange, issued to it a warrant to purchase 101,934 shares of our common stock at an exercise price of $7.69 per share. The number of shares subject to the warrant is no longer subject to increase.
      On the Closing Date, Mr. and Mrs. Leonhardt agreed with the Shareholder Guarantor to repay to the Shareholder Guarantor any amounts we may owe to the Shareholder Guarantor on the third anniversary of the Closing Date and, in exchange, assume the Shareholder Guarantor’s rights to be indemnified by us under the loan guarantee agreement. This agreement was terminated in October 2007 in connection with the replacement by Mr. and Mrs. Leonhardt of the collateral provided by the Shareholder Guarantor. As consideration for agreeing to assume this obligation, on the Closing Date, we issued to Mr. and Mrs. Leonhardt an additional warrant to purchase 35,745 shares, or the Put Shares, of our common stock at an exercise price of $7.69 per share. The number of Put Shares increased to 40,774 shares on September 30, 2007. In the event that as of the first anniversary, second anniversary and third anniversary of the closing date of the Bank of America Loan, we have not reimbursed the Shareholder Guarantor in full for payments made by them in connection with the Bank of America Loan or paid them in cash fees owed to them, the number of Put Shares will increase to 50,967, 67,956, and 101,934 shares, respectively. The warrant has a ten-year term and is not exercisable until the date that is one year following the date the warrants were issued.

Guarantees provided by Mr. Leonhardt
      In addition to the guarantee arrangement described above, from time to time, Mr. Leonhardt has, without compensation, personally guaranteed certain of our financial obligations. As of the date of this prospectus, he is the guarantor of our obligations under the lease for our facilities in Sunrise, Florida. He is also the guarantor of our obligations under corporate credit cards issued by Bank of America. Mr. Leonhardt does not receive any compensation for providing these guarantee services.
      Mr. Leonhardt has guaranteed Dr. Murphy, a director, the repayment of his initial $200,000 investment in the Company.

Placement Fee
      In connection with our private placement of 390,177 shares of our common stock in May 2007 pursuant to a subscription agreement executed prior to February 13, 2007, we paid to Ascent Medical Technology Fund, an affiliate of Ms. Farley, a fee of $150,000.

PRINCIPAL SHAREHOLDERS
      The following table sets forth certain information regarding beneficial ownership of our common stock as of January 1, 2008 and as adjusted to reflect the sale of common stock in this offering, by

•	each person or group known by us to own beneficially more than 5% of our common stock;

•	each of our directors;

•	each of our Named Executive Officers; and

•	all of our current directors and executive officers as a group.
      Beneficial ownership is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934. Percentage of beneficial ownership before this offering is based on 13,347,138 shares of our common stock outstanding as of January 1, 2008. Percentage of beneficial ownership after this offering is based on 14,347,138 shares of common stock outstanding immediately after this offering, after giving effect to sale of 1,000,000 shares of our common stock in this offering. Stock options and warrants that will be outstanding after this offering and that are exercisable by a person or group within 60 days of January 1, 2008 are deemed to be currently outstanding for purposes of calculating such person’s or group’s percentage beneficial ownership, but not for purposes of calculating the percentage beneficial ownership of any other person or group. Except as otherwise indicated in the footnotes to this table and subject to applicable community property laws, each shareholder named in the table is assumed to have sole voting and investment power with respect to the number of shares listed opposite the shareholder’s name. Unless otherwise indicated, the address of each of the individuals and entities named below is: c/o Bioheart, Inc., 13794 NW 4th Street, Suite 212, Sunrise, Florida 33325.

			Percentage of Shares
			Beneficially Owned

	Number of Shares		Before the	After the
Name of Beneficial Owner	Beneficially Owned		Offering (%)	Offering (%)

Howard J. Leonhardt	4,609,950	(1)	34.5	32.1
William M. Pinon	—	(2)	*	*
William H. Kline	38,612	(3)	*	*
Scott Bromley	606,750	(4)	4.4	4.1
Richard T. Spencer, IV	55,576	(5)	*	*
Samuel S. Ahn, M.D.	293,139	(6)	2.2	2.0
Bruce Carson	344,413	(7)	2.6	2.4
David J. Gury	21,623	(8)	*	*
Peggy A. Farley	494,410	(9)	3.7	3.4
William P. Murphy, M.D.	92,668	(10)	*	*
Richard T. Spencer, III	92,670	(11)	*	*
Mike Tomas	366,696	(12)	2.7	2.6
Linda Tufts	—		*	*

All directors and executive officers as a group (13 persons)	7,016,507		48.7	45.6

*	Indicates less than one percent

(1)	Consists of (i) 4,583,571 shares directly and jointly owned by Mr. Leonhardt and his spouse and (ii) 26,379 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $5.67 per share. Does not include 163,095 shares issuable upon the exercise of warrants at an exercise price of $7.69 per share that are not subject to exercise within 60 days.

(2)	Does not include 169,890 shares issuable upon the exercise of stock options at an exercise price of $8.47 per share that are not subject to exercise within 60 days.

(3)	Does not include 115,833 shares issuable upon the exercise of stock options at an exercise price of $5.67 per share that are not subject to exercise within 60 days.

(4)	Consists of (i) 47,658 shares directly owned by Mr. Bromley, (ii) 61,778 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $1.28 per share, (iii) 308,891 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $5.67 per share and (iv) 188,423 shares issuable upon the exercise of a vested warrant at an exercise price of $5.67 per share.

(5)	Consists of (i) 5,071 shares directly owned by Mr. Spencer, IV and (ii) 50,505 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $5.67 per share. Does not include 27,027 shares issuable upon the exercise of stock options at an exercise price of $5.67 per share that are not subject to exercise within 60 days.

(6)	Consists of (i) 172,979 shares directly owned by Dr. Ahn, (ii) 41,701 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $2.83 per share, (iii) 72,281 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $5.67 per share and (iv) 6,178 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $7.69 per share. Does not include 27,801 shares issuable upon the exercise of warrants at an exercise price of $7.69 per share that are not subject to exercise within 60 days.

(7)	Consists of (i) 208,501 shares directly owned by Mr. Carson, (ii) 129,734 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $5.67 per share and (iii) 6,178 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $7.69 per share.

(8)	Includes (i) 9,267 shares directly owned by Mr. Gury, (ii) 6,178 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $5.67 per share and (iii) 6,178 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $7.69 per share.

(9)	Includes (i) 27,010 shares beneficially owned by Ms. Farley and (ii) 77,223 shares owned by Ascent Medical Technology Fund, LP, over which Ms. Farley has shared voting and investment power and (iii) 390,177 shares owned by Ascent Medical Technology Fund II, LP, over which Ms. Farley has shared voting and investment power.

(10)	Includes (i) 74,134 shares directly owned by trusts controlled by Dr. Murphy and his spouse, (ii) 12,356 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $5.67 per share and (iii) 6,178 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $7.69 per share. Does not include 27,801 shares issuable upon the exercise of warrants at an exercise price of $7.69 per share that are not subject to exercise within 60 days.

(11)	Includes (i) 18,535 shares directly owned by Mr. Spencer, III, (ii) 67,957 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $5.67 per share and (iii) 6,178 shares issuable upon the exercise of presently exercisable stock options at an exercise price of $7.69 per share. Does not include 55,601 shares issuable upon the exercise of warrants at an exercise price of $7.69 per share that are not subject to exercise within 60 days.

(12)	Includes (i) 354,340 shares held by the Astri Group, LLC, over which Mr. Tomas has shared voting and investment power, (ii) 6,178 shares issuable upon the exercise of presently exercisable stock options issued in the name of the Astri Group, LLC at an exercise price of $5.67 per share, over which Mr. Tomas has shared voting and investment power and (iii) 6,178 shares issuable upon the exercise of presently exercisable stock options issued in the name of the Astri Group, LLC at an exercise price of $7.69 per share, over which Mr. Tomas has shared voting and investment power.
DESCRIPTION OF CAPITAL STOCK
      On September 27, 2007, our Articles of Incorporation were amended and restated to provide for total authorized capital consisting of 50,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of undesignated preferred stock, par value $0.001 per share. As of January 1, 2008, there were 13,347,138 shares of common stock outstanding, held of record by approximately 490 shareholders and zero shares of preferred stock outstanding.
      Upon the closing of this offering based on the number of shares outstanding as of January 1, 2008, a total of 14,347,138 shares of common stock will be outstanding after giving effect to the sale of common stock we are offering hereunder, which does not include any exercise of the underwriters’ over-allotment option or of any options or warrants.
Common Stock
      The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Subject to preferential rights with respect to any outstanding Preferred Stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preferential rights with respect to any outstanding shares of Preferred Stock and have no rights to convert their common stock into any other securities. The issued and outstanding shares of common stock are, and the common stock to be issued and outstanding upon completion of this offering will be, fully paid and non-assessable.
Preferred Stock
      The Board of Directors is authorized to issue the preferred stock in one or more classes or series and to fix the rights, preferences, privileges and restrictions, including the dividend rights, conversion rights, voting rights, redemption rights and prices, liquidation preferences and the number of shares constituting any such class or series of preferred stock (including without limitation, rights and preferences of preferred stock that are superior to rights of holders of the common stock with respect to voting, dividend and liquidation or other rights), without any further vote or action by the shareholders. The issuance of preferred stock may adversely affect the voting power and other rights of the holders of common stock. We have no present plans to issue any shares of preferred stock.
Anti-Takeover Effects of Certain Provisions of our Articles of Incorporation, Bylaws and Florida Law

Issuance of preferred stock
      As noted above, our Board of Directors, without shareholder approval, has the authority under our articles of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control or make removal of management more difficult.

Requirements for advance notification of shareholder nominations and proposals
      Our bylaws contain advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee thereof. Our bylaws also specify certain requirements as to the form and content of a shareholder’s notice. These provisions may preclude our shareholders from bringing matters before our annual meeting of shareholders or from making nominations for directors at our annual meeting or a special meeting of shareholders.

Shareholder meetings
      Our articles of incorporation and bylaws provide that our shareholders may call a special meeting only upon the request of holders of at least a majority of the outstanding shares entitled to vote at such meeting. Additionally, the Board of Directors, the Chairman of the Board or the Chief Executive Officer may call special meetings of shareholders.

Amendment of bylaws
      Our bylaws provide that shareholders can amend the bylaws only upon the affirmative vote of the holders of at least 75 percent of the outstanding shares of the capital stock then entitled to vote, voting together as a single class.

Florida law
      The FBCA prohibits the voting of shares in a publicly held Florida corporation that are acquired in a “control share acquisition” unless the holders of a majority of the corporation’s voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition or unless the acquisition is approved by following ranges of voting power: (i) one-fifth or more but less than one-third of all voting power; (ii) one-third or more but less than a majority of all voting power; and (iii) more than a majority of all voting power.
      The FBCA also contains an “affiliated transaction” provision that prohibits a publicly held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an “interested shareholder” unless, among others, (i) the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder; (ii) the interested shareholder has owned at least 80% of the corporation’s outstanding voting shares for at least five years; or (iii) the transaction is approved by the holders of two-thirds of the corporation’s voting shares other than those owned by the interested shareholder. An interested shareholder is defined as a person who together with affiliates and associates beneficially owns more than 10% of the corporation’s outstanding voting shares.
      We are subject to the Florida anti-takeover provisions under the FBCA because we have not elected to opt out of those provisions in our articles of incorporation or bylaws as permitted by the Florida law.
Transfer Agent And Registrar
      The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.
NASDAQ Global Market Listing
      We have been approved for listing of our common stock on the NASDAQ Global Market under the symbol BHRT.
SHARES ELIGIBLE FOR FUTURE SALE
      Prior to this offering, there has been no market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options and warrants, in the public market after this offering or the anticipation of those sales could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.
Sale of Restricted Shares and Lock-Up Agreements
      After the closing of this offering, we will have 14,347,138 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants. Of these shares, the shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by any of our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock outstanding held by existing shareholders are “restricted” shares as that term is defined in Rule 144 and 8,022,792 of these restricted shares are also subject to the lock-up agreements described in “Underwriting.” Though these restricted shares subject to lock-up agreements may be eligible for earlier sale under the provisions of the Securities Act, absent a waiver of the lock-up agreements with Merriman Curhan Ford & Co. and Dawson James Securities, Inc., none of these locked-up shares may be sold until 181 days after the date of this prospectus. The 180-day restricted period will be automatically extended if: (1) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 180-day restricted period, we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the earnings release is issued or the material news or material event occurs.
      As of January 1, 2008, approximately 11,651,270 restricted shares are eligible for resale under Rule 144(k) without regard to any volume or manner of sale restrictions. Beginning January 1, 2008, the date that is 91 days after the date we became subject to the reporting requirements of the Exchange Act, approximately 1,085,054 additional restricted shares became eligible for resale under Rule 144 or Rule 701, subject to the volume, manner of sale and other limitations under those rules. The remaining 610,814 restricted shares will become eligible for resale under Rule 144 from time to time after the date of this prospectus upon expiration of their respective holding periods. These amounts do not take into consideration the effect of lock-up agreements described in “Underwriting.” In addition, as of January 1, 2008, there were outstanding options to purchase 2,160,199 shares of common stock and warrants to purchase 2,251,836 shares of common stock. Approximately 40% of the shares issued upon exercise of these options and warrants will be subject to lock-up agreements.
Rule 144 and Rule 144(k)
      In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year is entitled to sell within any three-month period up to that number of shares that does not exceed the greater of: (i) 1% of the number of shares of common stock then outstanding, which immediately following this offering is expected to equal 143,472 shares, or (ii) the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale. Sales under Rule 144 are also subject to certain “manner of sale” provisions and notice requirements and to the requirement that current public information about the issuer be available. Under Rule 144(k), a person who is not deemed to have been an affiliate of the issuer at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.
      On November 15, 2007, the Securities and Exchange Commission approved certain changes to Rule 144 including changes allowing non-affiliates of reporting companies to freely resell restricted securities (i) after satisfying a six-month holding period, subject to public information requirements, and (ii) after satisfying a 12-month holding period. As of the date of this prospectus, these rule changes are not yet effective.
Rule 701
      Rule 701 under the Securities Act permits resales of qualified shares held by some affiliates in reliance upon Rule 144 but without compliance with some restrictions, including the holding period requirement, of Rule 144. Rule 701 further provides that non-affiliates may sell shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. Any of our employees, officers, directors or consultants who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. All holders of shares of common stock to which Rule 701 is applicable are required to wait until 90 days after the date of this prospectus before selling shares. The holders of approximately 124,976 outstanding shares of our common stock will be eligible to sell these shares 90 days after the date of this prospectus in reliance on Rule 701. Approximately 16,655 shares issued pursuant to Rule 701 are subject to the lock-up agreements referred to above and absent a waiver of the lock-up agreements with Merriman Curhan Ford & Co. and Dawson James Securities, Inc., will only become eligible for sale upon the expiration of the 180-day lock-up.
      We intend to file, shortly after the effectiveness of this offering, a registration statement on Form S-8 under the Securities Act covering all shares of common stock reserved for issuance under our equity incentive plan. Shares of common stock issued upon exercise of options under the Form S-8 will be available for sale in the public market, subject to limitations under Rule 144 applicable to our affiliates and subject to the lock-up agreements described above.
Registration Rights
      Pursuant to various shareholders agreements among certain purchasers of our common stock, Mr. Leonhardt and us, the holders of an aggregate of 13,006 shares of our common stock outstanding immediately after this offering and the holders of warrants to purchase an aggregate of 2,026,487 shares of our common stock subject to certain vesting conditions are entitled to include their shares in any registration statement we file under the Securities Act to register any of our securities, subject to exceptions, and also to include those shares in any underwritten offering contemplated by that registration statement.
      These registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in the offering. In addition, no shareholder will have any rights under the agreement to include shares in a registration statement if all shares held by such holder may be sold pursuant to Rule 144 under the Securities Act in any three month period.

UNDERWRITING
      Merriman Curhan Ford & Co. and Dawson James Securities, Inc. are acting as the representatives of the underwriters. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase from us, and we have agreed to sell to such underwriter, the respective number of shares of common stock shown opposite its name below.

Underwriter	Number of Shares

Merriman Curhan Ford & Co.
Dawson James Securities, Inc.

Total	1,000,000

      The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.
      The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price presented on the cover page of this prospectus and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $           per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $           per share to brokers and dealers. If all of the shares are not sold at the initial offering price, the underwriters may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.
      We have granted to the underwriters an option to purchase up to an aggregate of 150,000 shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option in whole or in part at any time on or before the 30th day after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter’s initial commitment as indicated in the preceding table.
      We, our directors and executive officers and beneficial owners of more than 1% of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of common stock or securities convertible into or exchangeable for shares of common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Merriman Curhan Ford & Co. and Dawson James Securities, Inc. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions on existing holders of shares of our common stock. Merriman Curhan Ford & Co. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.
      The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 180-day restricted period, we issue an earnings release or material news or a material event occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the earnings release is issued or the material news or material event occurs.

      The following table summarizes the underwriting discounts and commissions that we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	Per Share		Total

	Without	With	Without	With
	Over-	Over-	Over-	Over-
	Allotment	Allotment	Allotment	Allotment

Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
      Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated among the representatives and us.
      As additional compensation, we have agreed to issue to the underwriters warrants to purchase up to 70,000 shares of our common stock (or up to 80,500 shares if the underwriters exercise their over-allotment option in full). The underwriters’ warrants are not exercisable during the first year after the date of the final prospectus, and thereafter are exercisable at a price per share equal to $               (125% of the offering price) for up to five years from the initial date of effectiveness of the registration statement on Form S-1 filed in connection with the offering. The underwriters’ warrants contain customary non-price based anti-dilution provisions and certain registration rights that require us to register (not in connection with this offering) the shares of common stock acquired upon exercise of the warrants. The underwriters’ warrants also include a cashless exercise provision entitling the holder to convert the underwriters’ warrants into shares of our common stock without the payment in cash of the exercise price. The underwriters’ warrants may not be sold during this offering or sold, transferred, assigned or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the securities for a period of one year from the date of the final prospectus, except to officers or partners of the underwriters and members of the selling group or their officers or partners. We will have no obligation to net cash settle the exercise of the underwriters’ warrants.
      We have been approved for listing of our common stock on the NASDAQ Global Market under the symbol “BHRT.”
      The underwriters may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions, penalty bids or purchases and passive market making for the purposes of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934.
      Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.
      Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.
      Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, thus creating a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.
      Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
      In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchase shares of our common stock until the time, if any, at which a stabilizing bid is made.
      These stabilizing transactions, syndicate covering transactions, penalty bids and passive market making may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.
      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.
      Merriman Curhan Ford & Co. and Dawson James Securities, Inc. and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of its business. Other than the foregoing, Merriman Curhan Ford & Co. and Dawson James Securities, Inc. do not have any material relationship with us or any of our officers, directors or controlling persons, except with respect to their contractual relationship with us entered into in connection with this offering and that we have granted, if certain conditions are met, to Merriman Curhan Ford & Co., the right, from the consummation of this offering through June 1, 2008, to act as the sole bookrunner and lead underwriter for any underwritten registered public offering of the Company’s securities, a right of first refusal from June 1, 2008 through June 1, 2010, to act as our investment banker, underwriter, placement agent, bookrunner or otherwise in any transaction in which we hire an investment banker and, subject to certain further conditions, from June 1, 2008 through June 1, 2011, to serve our financial advisor with respect to our sale of the Company.
      A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made on the same basis as other allocations.
      Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not intended to be part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.
      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.
U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
      The following discussion of certain material U.S. federal income tax considerations relevant to Non-U.S. Holders (as defined below) of our common stock is for general information only. Accordingly, all prospective Non-U.S. Holders of our common stock are urged to consult their own tax advisors with respect to the U.S.

federal, state and local and foreign tax consequences of the acquisition, ownership and disposition of our common stock.
      As used in this prospectus, the term “Non-U.S. Holder” is a person who is an owner of our common stock other than:

•	a citizen or resident of the United States;

•	a corporation, partnership or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any of its states or the District of Columbia;

•	an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•	the tax consequences for the shareholders, beneficiaries or holders of other beneficial interests in a Non-U.S. Holder;

•	special tax rules that may apply to selected Non-U.S. Holders, including without limitation, Non-U.S. holders of interests in domestic or foreign partnerships, partnerships, banks or other financial institutions, insurance companies, dealers in securities, traders in securities, tax-exempt entities, controlled foreign corporations, passive foreign investment companies that accumulate earnings to avoid U.S. federal income tax, and U.S. expatriates; or

•	special tax rules that may apply to a Non-U.S. Holder that holds our common stock as part of a straddle, hedge, conversion, synthetic security, or constructive sale transaction for U.S. federal income tax purposes, or a Non-U.S. Holder that does not hold our common stock as a capital asset within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or the Code.
      If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, is a holder, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.
      The following discussion is based on provisions of the Code, applicable Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, possibly with retroactive effect. We have not requested a ruling from the U.S. Internal Revenue Service or an opinion of counsel with respect to the U.S. federal income tax consequences of the purchase, ownership or disposition of our common stock to a Non-U.S. Holder. There can be no assurance that the U.S. Internal Revenue Service will not successfully take a position contrary to such statements or that any such contrary position taken by the U.S. Internal Revenue Service would not be sustained.
      YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.
Dividends
      We do not anticipate paying cash dividends on our common stock in the foreseeable future. See “Dividend Policy.” In the event, however, that distributions are made on shares of our common stock, such distributions paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30% rate on the gross amount of the distribution or such lower rate as may be provided by an applicable income tax treaty.
      Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States or attributable to a permanent establishment in the United States under an applicable income tax treaty, known as “U.S. trade or business income,” are generally not subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate U.S. Internal Revenue Service form with the payor. However, such U.S. trade or business income, net of specified deductions and credits, is taxed at the same graduated rates applicable to U.S. persons. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as specified by an applicable income tax treaty.
      A Non-U.S. Holder of our common stock who claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. Holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.
      A Non-U.S. Holder that is eligible for a reduced rate of U.S. withholding tax or other exclusion from withholding under an income tax treaty but that did not timely provide required certifications or other requirements, or that has received a distribution subject to withholding in excess of the amount properly treated as a dividend, may generally obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.
Sale or Other Taxable Disposition of Common Stock
      A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of our common stock unless:

•	the gain is U.S. trade or business income, in which case the regular corporate income tax and the branch profits tax described above may apply to a corporate Non-U.S. Holder;

•	the Non-U.S. Holder is an individual who is present in the United States for more than 182 days in the taxable year of the disposition and meets other requirements;

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held our common stock.
      Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax imposed on stock in a “U.S. real property holding corporation” generally will not apply to a Non-U.S. Holder whose holdings, direct or indirect, have not exceeded 5% of our common stock. We believe we have never been, are not currently, and are not likely to become a U.S. real property holding corporation for U.S. federal income tax purposes.
Federal Estate Tax
      Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and might be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.
Information Reporting and Backup Withholding Tax
      We must report annually to the U.S. Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. Copies of the information returns reporting dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or other agreement.
      U.S. federal backup withholding generally will not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a Non-U.S. Holder of our common stock, if the holder has provided the required certification, under penalties of perjury, as to its Non-U.S. Holder status in accordance with applicable U.S. Treasury Regulations.

      Payments of the proceeds of a sale of common stock within the United States or conducted through certain U.S.-related financial intermediaries is subject to information reporting and, depending on the circumstances, backup withholding unless the holder certifies under penalties of perjury that it is a Non-U.S. Holder and the payer does not know or have reason to know that the holder is a U.S. person, or the holder otherwise establishes an exemption.
      Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder that result in an overpayment of taxes will generally be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the U.S. Internal Revenue Service.
LEGAL MATTERS
      We are represented by Hunton & Williams LLP, Miami, Florida. Dechert LLP, Philadelphia, Pennsylvania, is acting as counsel to the underwriters.
EXPERTS
      The financial statements as of December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006 included in this prospectus have been so included in reliance on the report of Grant Thornton LLP, an independent registered public accounting firm (which report expresses an unqualified opinion and contains an explanatory paragraph relating to the adoption of SFAS 123(R)), given on the authority of said firm as experts in auditing and accounting in giving said report.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits for that information. With respect to references made in this prospectus to any contract or other document of Bioheart, Inc., such references are not necessarily complete and you should read the entire text of those documents, which have been filed as exhibits to the registration statement of which this prospectus is a part, for complete information. You may review a copy of the registration statement, including exhibits and any schedule filed therewith, and obtain copies of such materials at prescribed rates, at the SEC’s Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Bioheart, Inc., that file electronically with the SEC.

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2006 and 2005	F-3
Consolidated Statements of Operations for the years ended December 31, 2006, 2005 and 2004 and the cumulative period from August 12, 1999 (date of inception) to December 31, 2006	F-4
Consolidated Statement of Shareholders’ Equity (Deficit) for the period from August 12, 1999 (date of inception) through December 31, 2006	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004 and the cumulative period from August 12, 1999 (date of inception) to December 31, 2006	F-6
Notes to Consolidated Financial Statements	F-7
Consolidated Balance Sheets as of September 30, 2007 (unaudited) and December 31, 2006	F-26
Consolidated Statements of Operations for the nine-month periods ended September 30, 2007 (unaudited) and 2006 (unaudited)	F-27
Consolidated Statement of Shareholders’ Equity for the nine-month period ended September 30, 2007 (unaudited)	F-28
Consolidated Statements of Cash Flows for the nine-month periods ended September 30, 2007 (unaudited) and 2006 (unaudited)	F-29
Notes to Consolidated Interim Financial Statements (unaudited)	F-30

Report of Independent Registered Public Accounting Firm
Board of Directors
Bioheart, Inc.
      We have audited the accompanying consolidated balance sheets of Bioheart, Inc. and Subsidiaries (a Development Stage Company) (the “Company”) as of December 31, 2006 and 2005, and the related statements of operations, stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2006 and the period from August 12, 1999 (date of inception) through December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bioheart, Inc. and Subsidiaries (a Development Stage Company) as of December 31, 2006 and 2005, and the results of their consolidated operations and their consolidated cash flows for each of the three years in the period ended December 31, 2006 and the period from August 12, 1999 (date of inception) through December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
      As described in Note 1 to the financial statements, effective January 1, 2006, the Company changed its method of accounting for share-based compensation to adopt Statement of Financial Accounting Standard SFAS No. 123(R), Share-Based Payment.
/s/ Grant Thornton LLP
Fort Lauderdale, Florida
June 1, 2007 (except for Note 15, as to which
the date is September 27, 2007 and except for
paragraphs 12, 13 and 14 of Note 14, as to
which the date is October 10, 2007)

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Consolidated Balance Sheets

	As of December 31,

	2006	2005

ASSETS
Current assets
Cash and cash equivalents	$5,025,383	$5,157,872
Receivables	79,843	72,037
Inventory	163,821	160,352
Prepaid expenses	96,162	54,302

Total current assets	5,365,209	5,444,563
Property and equipment, net	526,901	414,348
Deferred offering costs	547,016	—
Other assets	68,854	10,159

Total assets	$6,507,980	$5,869,070

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$803,625	$225,058
Accrued expenses	700,687	353,267
Deferred revenue	656,500	656,500

Total current liabilities	2,160,812	1,234,825
Deferred rent	36,524	47,813

Total liabilities	2,197,336	1,282,638
Commitments and contingencies
Shareholders’ equity
Preferred stock ($0.001 par value) 3,088,898 shares authorized, none issued and outstanding	—	—
Common stock ($0.001 par value) 24,711,188 shares authorized, 12,785,472 and 11,652,207 shares issued and outstanding as of December 31, 2006 and December 31, 2005, respectively	12,785	11,652
Additional paid-in capital	68,810,382	56,087,982
Deferred compensation	—	(181,325)
Deficit accumulated during the development stage	(64,512,523)	(51,331,877)

Total shareholders’ equity	4,310,644	4,586,432

Total liabilities and shareholders’ equity	$6,507,980	$5,869,070

The accompanying notes are an integral part of these consolidated financial statements

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Consolidated Statements of Operations

				Cumulative
				Period from
				August 12,
				1999 (date of
	Years Ended December 31,			inception) to
				December 31,
	2006	2005	2004	2006

Revenues	$105,503	$135,350	$85,500	$435,513
Cost of sales	72,510	87,427	46,430	254,367

Gross profit	32,993	47,923	39,070	181,146
Expenses:
Research and development	6,878,225	4,533,820	3,786,604	45,381,255
Marketing, general and administrative	6,372,098	2,830,926	1,731,441	19,424,897
Depreciation and amortization	90,713	46,320	33,588	250,286

Total expenses	13,341,036	7,411,066	5,551,633	65,056,438

Loss from operations	(13,308,043)	(7,363,143)	(5,512,563)	(64,875,292)
Interest income	128,145	45,122	5,570	388,884
Interest expense	(748)	(8,536)	(12,158)	(26,115)

Net interest income (expense)	127,397	36,586	(6,588)	362,769

Loss before income taxes	(13,180,646)	(7,326,557)	(5,519,151)	(64,512,523)
Income taxes	—	—	—	—

Net loss	$(13,180,646)	$(7,326,557)	$(5,519,151)	$(64,512,523)

Loss per share — basic and diluted	$(1.10)	$(0.69)	$(0.60)

Weighted average shares outstanding — basic and diluted	12,015,090	10,652,727	9,189,343

The accompanying notes are an integral part of these consolidated financial statements

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Consolidated Statement of Shareholders’ Equity (Deficit)

						Deficit
						Accumulated
	Common Stock		Additional			During the
			Paid-In	Deferred	Contributed	Development
	Shares	Amount	Capital	Compensation	Capital	Stage	Total

Balance as of August 12, 1999 (date of inception)	—	$—	$—	$—	$—	$—	$—
Issuance of common stock	4,324,458	4,324	395,676	—	—	—	400,000
Stock-based compensation	—	—	98,000	(98,000)	—	—	—
Amortization of stock-based compensation	—	—	—	49,000	—	—	49,000
Net loss	—	—	—	—	—	(903,290)	(903,290)

Balance as of December 31, 1999	4,324,458	$4,324	$493,676	$(49,000)	$—	$(903,290)	$(454,290)
Issuance of common stock (net of issuance costs of $61,905)	1,493,575	1,494	9,607,201	—	—	—	9,608,695
Stock-based compensation	—	—	2,559,000	(2,559,000)	—	—	—
Fair value of warrants granted in exchange for licenses and intellectual property	—	—	5,220,000	—	—	—	5,220,000
Amortization of stock-based compensation	—	—	—	1,080,692	—	—	1,080,692
Contributed capital	—	—	—	—	1,050,000	—	1,050,000
Common stock issued in exchange for services	7,964	8	51,993	—	—	—	52,001
Net loss	—	—	—	—	—	(14,113,933)	(14,113,933)

Balance as of December 31, 2000	5,825,997	$5,826	$17,931,870	$(1,527,308)	$1,050,000	$(15,017,223)	$2,443,165
Issuance of common stock (net of issuance costs of $98,996)	985,667	986	6,282,018	—	—	—	6,283,004
Stock-based compensation	—	—	779,000	(779,000)	—	—	—
Amortization of stock-based compensation	—	—	—	1,523,000	—	—	1,523,000
Conversion of contributed capital to common stock	81,084	81	1,049,919	—	(1,050,000)	—	—
Common stock issued in exchange for services	8,291	8	53,993	—	—	—	54,001
Net loss	—	—	—	—	—	(8,173,464)	(8,173,464)

Balance as of December 31, 2001	6,901,039	$6,901	$26,096,800	$(783,308)	$—	$(23,190,687)	$2,129,706
Issuance of common stock	1,092,883	1,093	7,075,105	—	—	—	7,076,198
Stock-based compensation	—	—	143,521	(143,521)	—	—	—
Amortization of stock-based compensation	—	—	—	613,083	—	—	613,083
Common stock issued in exchange for services	35,137	35	227,468	—	—	—	227,503
Net loss	—	—	—	—	—	(9,257,954)	(9,257,954)

Balance as of December 31, 2002	8,029,059	$8,029	$33,542,894	$(313,746)	$—	$(32,448,641)	$788,536
Issuance of common stock	561,701	562	3,181,712	—	—	—	3,182,274
Stock-based compensation	—	—	(155,893)	155,893	—	—	—
Amortization of stock-based compensation	—	—	—	79,371	—	—	79,371
Common stock issued in exchange for services	144,300	144	823,743	—	—	—	823,887
Net loss	—	—	—	—	—	(6,037,528)	(6,037,528)

Balance as of December 31, 2003	8,735,060	$8,735	$37,392,456	$(78,482)	$—	$(38,486,169)	$(1,163,460)
Issuance of common stock	808,570	809	4,580,104	—	—	—	4,580,913
Stock-based compensation	—	—	637,858	(637,858)	—	—	—
Amortization of stock-based compensation	—	—	—	148,812	—	—	148,812
Common stock issued in exchange for services	17,004	17	96,314	—	—	—	96,331
Net loss	—	—	—	—	—	(5,519,151)	(5,519,151)

Balance as of December 31, 2004	9,560,634	$9,561	$42,706,732	$(567,528)	$—	$(44,005,320)	$(1,856,555)
Issuance of common stock (net of issuance costs of $32,507)	1,994,556	1,994	11,265,560	—	—	—	11,267,554
Issuance of common stock in lieu of cash compensation	1,210	1	6,852	—	—	—	6,853
Stock-based compensation	—	—	1,566,147	(1,566,147)	—	—	—
Amortization of stock-based compensation	—	—	—	1,952,350	—	—	1,952,350
Issuance of common stock in exchange for release of accrued liabilities	95,807	96	542,691	—	—	—	542,787
Net loss	—	—	—	—	—	(7,326,557)	(7,326,557)

Balance as of December 31, 2005	11,652,207	$11,652	$56,087,982	$(181,325)	$—	$(51,331,877)	$4,586,432
Reclassification of deferred compensation due to adoption of SFAS No. 123(R)	—	—	(181,325)	181,325	—	—	—
Issuance of common stock (net of issuance costs of $100,038)	1,069,699	1,069	8,123,623	—	—	—	8,124,692
Equity instruments issued in connection with settlement agreement	47,657	48	3,294,381	—	—	—	3,294,429
Common stock issued in exchange for services	2,903	3	16,440	—	—	—	16,443
Common stock issued in exchange for distribution rights and intellectual property	13,006	13	99,984	—	—	—	99,997
Fair value of warrants granted in exchange for licenses and intellectual property	—	—	144,867	—	—	—	144,867
Stock-based compensation	—	—	1,224,430	—	—	—	1,224,430
Net loss	—	—	—	—	—	(13,180,646)	(13,180,646)

Balance as of December 31, 2006	12,785,472	$12,785	$68,810,382	$—	$—	$(64,512,523)	$4,310,644

The accompanying notes are an integral part of these consolidated financial statements

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Consolidated Statements of Cash Flows

				Cumulative
				Period from
				August 12, 1999
	Years Ended December 31,			(date of inception)
				to December 31,
	2006	2005	2004	2006

Cash flows from operating activities
Net loss	$(13,180,646)	$(7,326,557)	$(5,519,151)	$(64,512,523)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	90,713	46,320	33,588	250,286
Write off of note receivable	—	—	45,000	165,000
Warrants granted in exchange of licenses and intellectual property	144,867	—	—	5,364,867
Equity instruments issued in connection with settlement agreement	3,294,429	—	—	3,294,429
Common stock issued in exchange for services	16,443	6,853	96,330	1,277,017
Common stock issued in exchange for distribution rights and intellectual property	99,997	—	—	99,997
Stock-based compensation	1,224,430	1,952,350	148,812	6,670,738
Change in assets and liabilities
Receivables	(7,806)	(72,037)	—	(79,842)
Inventory	(3,469)	182,148	(342,500)	(163,821)
Prepaid expenses	(41,860)	6,044	(3,742)	(96,162)
Other assets	(58,695)	(815)	(54,344)	(68,854)
Accounts payable	357,403	(399,063)	398,305	582,461
Accrued expenses and deferred rent	234,697	(40,698)	303,043	1,013,563
Deferred revenue	—	(120,000)	(81,000)	656,500

Net cash used in operating activities	(7,829,497)	(5,765,455)	(4,975,659)	(45,546,344)
Cash flows from investing activities
Acquisition of property and equipment	(203,266)	(326,211)	(58,500)	(777,187)

Net cash used in investing activities	(203,266)	(326,211)	(58,500)	(777,187)
Cash flows from financing activities
Proceed from note payable	—	—	—	200,000
Repayment of note payable	—	(200,000)	—	(200,000)
Proceeds from issuance of common stock, net	8,124,692	11,267,554	4,580,913	51,573,332
Deferred offering costs	(224,418)	—	—	(224,418)

Net cash provided by financing activities	7,900,274	11,067,554	4,580,913	51,348,914

Net increase (decrease) in cash and cash equivalents	(132,489)	4,975,888	(453,246)	5,025,383
Cash and cash equivalents, beginning of period	5,157,872	181,984	635,230	—

Cash and cash equivalents, end of period	$5,025,383	$5,157,872	$181,984	$5,025,383

Disclosure of cash flow information
Interest paid	$748	$8,536	$12,158	$26,115

Income taxes paid	$—	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

1.	Organization and Summary of Significant Accounting Policies
Organization and Business
      Bioheart, Inc. (the “Company”) is a biotechnology company focused on the discovery, development and, subject to regulatory approval, commercialization of autologous cell therapies for the treatment of chronic and acute heart damage. The Company’s lead product candidate is MyoCell, an innovative clinical therapy designed to populate regions of scar tissue within a patient’s heart with living muscle tissue for the purpose of improving cardiac function. The Company was incorporated in Florida on August 12, 1999.
Development Stage
      The Company has operated as a development stage enterprise since its inception by devoting substantially all of its effort to raising capital, research and development of products noted above, and developing markets for its products. Accordingly, the financial statements of the Company have been prepared in accordance with the accounting and reporting principles prescribed by Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises (“SFAS No. 7”), issued by the Financial Accounting Standards Board (“FASB”).
      Prior to marketing its products in the United States, the Company’s products must undergo rigorous preclinical and clinical testing and an extensive regulatory approval process implemented by the Food and Drug Administration (the “FDA”) and other regulatory authorities. There can be no assurance that the Company will not encounter problems in clinical trials that will cause the Company or the FDA to delay or suspend clinical trials. The Company’s success will depend in part on its ability to successfully complete clinical trials, obtain necessary regulatory approvals, obtain patents and product license rights, maintain trade secrets, and operate without infringing on the proprietary rights of others, both in the United States and other countries. There can be no assurance that patents issued to or licensed by the Company will not be challenged, invalidated, or circumvented, or that the rights granted thereunder will provide proprietary protection or competitive advantages to the Company. The Company will require substantial future capital in order to meet its objectives. The Company currently has no committed sources of capital. The Company will need to seek substantial additional financing through public and/or private financing, and financing may not be available when the Company needs it or may not be available on acceptable terms.
Basis of Consolidation
      The accompanying consolidated financial statements include the accounts of Bioheart, Inc. and its wholly-owned subsidiaries. The Company has established subsidiaries in various foreign countries, and through December 31, 2006, these foreign entities have been largely inactive. All intercompany transactions are eliminated in consolidation.
Cash and Cash Equivalents
      Cash and cash equivalents consist of cash and money market funds with maturities of three months or less when purchased. The carrying value of these instruments approximates fair value. The Company generally invests its excess cash in high credit quality debt instruments or U.S. government securities. These investments are periodically reviewed and modified to take advantage of trends in yields and interest rates. The related interest income is accrued as earned.

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Financial Statements — (Continued)
Inventory
      Inventory, consisting primarily of finished catheters, is stated at the lower of cost or market, including provisions for obsolescence and expiration. Cost is determined by the first-in, first-out (FIFO) method for valuing inventories.
Revenue Recognition
      The Company’s revenue policy is to recognize sales revenue upon delivery of the product sold or completion of the service transaction. Revenues from product sales and service transactions are recognized when persuasive evidence of an arrangement exists, the price is fixed or determined, collection is reasonably assured and delivery of product or service has occurred.
      Based on an asset purchase arrangement entered into in June 2003, the Company recognizes revenue related to a joint licensing transaction and product delivery agreement with a minority shareholder requiring the delivery of 160 catheters. Payments of $900,000 received pursuant to this agreement were initially recorded as deferred revenue. The Company is recognizing the $900,000 as revenue on a pro rata basis as the catheters are delivered.
Research and Development Expenses
      Research and development expenditures, including payments to collaborative research partners, are charged to expense as incurred. The Company expenses amounts paid to obtain patents or acquire licenses as the ultimate recoverability of the amounts paid is uncertain.
Marketing Expense
      The Company expenses the cost of marketing as incurred. Marketing expense was $3,878,700, $247,460 and $254,186 for the years ended December 31, 2006, 2005 and 2004, respectively, and $5,490,240 for the cumulative period from August 12, 1999 (date of inception) to December 31, 2006. Marketing expense for 2006 included $3,513,277 of equity-based compensation.
Income Taxes
      The Company accounts for income taxes under SFAS No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.
Stock Options
      SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure (“SFAS No. 123”), which establishes the use of the fair value based method of accounting for stock-based compensation arrangements, under which compensation cost is determined using the fair value of stock-based compensation determined as of the grant date, and is recognized over the periods in which the related services are rendered. SFAS No. 123 also permits companies to elect to continue using the intrinsic value accounting method specified in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), to account for stock-based compensation related to option grants and stock awards to employees. The Company had elected to retain the intrinsic value based method for such grants and awards, and disclosed the pro forma effect of using the fair value based method to account for its stock-based compensation. Option grants to nonemployees are

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Financial Statements — (Continued)
valued using the fair value based method prescribed by SFAS No. 123 and expensed over the period services are provided.
      Beginning January 1, 2006, the Company has recognized compensation expense under SFAS No. 123R for the unvested portions of outstanding share-based awards previously granted under our stock option plans, over the periods these awards continue to vest. Share-based awards granted subsequent to January 1, 2006 are valued using the fair value method and compensation expense is recognized on a straight-line basis over the vesting periods.
      Prior to January 1, 2006, the Company applied the intrinsic value-based method of accounting for share-based payment transactions with our employees, as prescribed by APB No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation — An Interpretation of APB Opinion No. 25.
      Under the intrinsic value method, compensation expense was recognized only if the current market price of the underlying stock exceeded the exercise price of the share-based payment award as of the measurement date (typically the date of grant). SFAS No. 123 established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As permitted by SFAS No. 123 and by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, the Company disclosed on a pro forma basis the net income and earnings per share that would have resulted had we adopted SFAS No. 123 for measurement purposes.
      Adjusted pro forma information regarding net loss is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value of these options was estimated at the date of grant using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 6.00%; estimated volatility of 100.0%; dividend yield of 0%; and a weighted average expected life of the options of 5.0 years.
      For purposes of adjusted pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period. The Company’s adjusted pro forma information is as follows:

	Year Ended December 31,

	2005	2004

Net loss — as reported	$(7,326,557)	$(5,519,151)
Deduct: Stock compensation expense determined under fair value method	(466,944)	(345,664)

Adjusted pro forma net loss	$(7,793,501)	$(5,864,815)

Loss per share — basic and diluted:
Loss per share — as reported	$(0.69)	$(0.60)

Loss per share — pro forma	$(0.73)	$(0.64)

Fair Value of Financial Instruments
      The fair value of cash equivalents, receivables, and accounts payable approximate their carrying amounts due to their short term nature.
Earnings (Loss) Per Share
      Basic earnings (loss) per share is computed by dividing net earnings (loss) for the period by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Financial Statements — (Continued)
computed by dividing net earnings (loss) for the period by the weighted average number of common shares outstanding during the period, plus the dilutive effect of common stock equivalents, such as stock options. For all periods presented, all common stock equivalents were excluded because their inclusion would have been anti-dilutive. Potentially dilutive common stock equivalents as of December 31, 2006 include stock options and warrants to purchase up to 3,703,435 shares of common stock at exercise prices ranging from $1.28 to $7.69.
Deferred Offering Costs
      Deferred offering costs consist principally of legal and accounting fees incurred through the balance sheet date that are related to the Company’s planned initial public offering and that will be charged to additional paid-in capital upon the receipt of the capital or charged to expense if not completed within a reasonable period of time.
Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Recent Accounting Pronouncements
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, (“SFAS No. 154”) which changes the requirements for the accounting and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement that does not include specific transition provisions. SFAS No. 154 requires that changes in accounting principle be retrospectively applied. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of this standard to have a material effect on the Company’s financial statements.
      In June 2006, the FASB issued FASB Interpretation Number 48 (“FIN No. 48”), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109. The interpretation contains a two step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any.
      The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The interpretation is effective for the first interim period in fiscal years beginning after December 15, 2006. The Company adopted the provisions of FIN No. 48 on January 1, 2007. Previously, the Company had accounted for tax contingencies in accordance with Statement of Financial Accounting Standards 5, Accounting for Contingencies. As required by FIN No. 48, the Company recognized the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, the Company applied FIN No. 48 to all tax positions for which the statute of

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Financial Statements — (Continued)
limitations remained open. As a result of the implementation of FIN No. 48, the Company did not recognize any change in the liability for unrecognized tax benefits.
      In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS No. 157 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of this standard to have a material effect on the Company’s financial statements.
      In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB No. 108”), which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 requires registrants to quantify misstatements using both the balance sheet and income statement approaches and to evaluate whether either approach results in quantifying an error that is material based on relevant quantitative and qualitative factors. The guidance is effective for the first fiscal period ending after November 15, 2006. The adoption of this standard did not have a material effect on the Company’s financial statements.
      In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). SFAS No. 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. Subsequent changes in fair value of these financial assets and liabilities would be recognized in earnings when they occur. SFAS No. 159 is effective for the Company’s financial statements for the year beginning January 1, 2008, with earlier adoption permitted. The Company does not expect adoption of this statement to have an impact on its consolidated financial position and results of operations.
      A variety of proposed or otherwise potential accounting standards are currently under study by standard-setting organizations and various regulatory agencies. Because of the tentative and preliminary nature of these proposed standards, management has not determined whether implementation of such proposed standards would be material to the Company’s consolidated financial statements.
2.     Collaborative License and Research/ Development Agreements
      The Company has entered into a number of contractual relationships for technology licenses and research and development projects. The following provides a summary of the Company’s significant contractual relationships:
      During February 2000, the Company entered into an agreement (the “Agreement”) with a collaborative research partner for the full license of all patents, patents pending and future developments related to heart muscle function improvement and angiogenesis. As consideration for the Agreement, the Company paid $1,000,000 in cash and issued warrants to purchase 1.2 million shares of Company common stock at an exercise price of $8.00 per share. The share amounts and exercise prices do not take into account any subsequent recapitalizations or reverse stock splits.
      The warrants had a fair value of $4.35 per warrant at the date of grant as computed using the Black-Scholes option valuation model using the following assumptions; estimated volatility of 65%, expected holding period of four years, and a risk free rate of 6%. During the year ended December 31, 2000, the Company recorded approximately $5,220,000 of expense related to these warrants, which is included as part of research and development expenses in the accompanying consolidated statements of operations. Under the terms of the

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Financial Statements — (Continued)
Agreement, the Company is required to pay consideration of $3,000,000 upon the entering of a FDA Phase II clinical trial utilizing the technology of the research collaborator. In addition, if the Company obtains FDA approval of a method of heart muscle regeneration utilizing the patented technology contemplated under the Agreement, the Company will be required to pay additional consideration of $5,000,000. Further, if the Company produces successful commercial products that result directly from the patents contemplated under the Agreement, the Company will be required to pay royalties of 5% from specific sales as determined in the Agreement over the period of the patents’ useful lives.
      During 2000, the Company entered into an agreement with a certain research scientist (the “Scientist”), who at the time was a member of the Company’s Board of Directors, for various services and for intellectual property assigned to the Company. As part of the Scientist’s compensation, upon the satisfaction of certain defined conditions, the Company was obligated to grant options to purchase 247,112 shares of the Company’s common stock at an exercise price of $6.47 per share. The Scientist’s options would have been granted if the Scientist’s intellectual property produced successful commercial products for the Company that resulted directly from the Scientist’s intellectual property and generated in excess of $10,000,000 in U.S. revenue for the Company over a consecutive twelve month period during the term of the agreement. As the performance conditions had not been met, the Company did not record any related expense. In addition, the Company paid the Scientist $160,000 for the cumulative period from August 12, 1999 (date of inception) to December 31, 2006.
      In February 2006, the Company entered into an exclusive license agreement with The Cleveland Clinic Foundation for various patents to be used in the MyoCell II with SDF-1 project. In exchange for the license, the Company 1) paid $250,000 upon the closing of the agreement; 2) paid $1,250,000 in 2006; 3) will pay a maintenance fee of $150,000 per year for the duration of the license starting in the second year; 4) will be required to make various milestone payments ranging from $200,000 upon the approval of an Investigational New Drug application by the FDA and $1,000,000 upon the first commercial sale of an FDA approved licensed product, 50% of which may be paid in the form of common stock; and 5) will pay a 5% royalty on the net sales of products and services that directly rely upon the claims of the patents for the first $300,000,000 of annual net sales and a 3% royalty for any annual net sales over $300,000,000. The royalty percentage shall be reduced by 0.5% for each 1.0% of license fees paid to any other entity. However, the royalty percentage shall not be reduced under 2.5%.
      In April 2006, the Company entered into an agreement to license from TriCardia, LLC various patents to be used in the MyoCath II project. In exchange for the license, the Company agreed to do the following: 1) pay $100,000 upon the closing of the agreement; and 2) issue a warrant exercisable for 32,515 shares of the Company’s common stock at an exercise price of $7.69 per share. The warrant shall vest on a straight line basis over a 12 month period and expires on February 28, 2016. The fair value of this warrant of approximately $193,000 as determined using the Black Scholes pricing model, is being amortized to research and development expense on a straight line basis over the twelve month vesting period. The Company recorded $144,867 of expense in 2006.
      In December 2006, the Company entered into an agreement with Tissue Genesis, Inc. (“Tissue Genesis”), for exclusive distribution rights to Tissue Genesis products and a license for various patents to be used in the treatment of acute myocardial infarction and heart failure. In exchange for the license, the Company agreed to do the following: 1) issue 13,006 shares of the Company’s common stock at a price of $7.69; and 2) issue a warrant exercisable for 1,544,450 shares of the Company’s common stock to Tissue Genesis at an exercise price of $7.69 per share and expires on December 31, 2026. This warrant shall vest in three parts as follows: i) 617,780 shares vesting only upon the Company’s successful completion of human safety testing of the licensed technology, ii) 463,335 shares vesting only upon the Company exceeding net sales of $10 million or net profit of $2 million from the licensed technology, and iii) 463,335 shares vesting only upon the Company exceeding net sales of $100 million or net profit of $20 million from the licensed

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Financial Statements — (Continued)
technology. Since the vesting of this warrant is contingent upon the achievement of the specific milestones, the fair value of this warrant at the time the milestones are met, will be expensed to research and development. In the event of an acquisition (or merger) of the Company by a third party, all unvested shares of common stock subject to the warrant shall immediately vest prior to such event. In addition, the Company will pay a 2% royalty of net sales of licensed products.
3.     Property and Equipment
      Property and equipment as of December 31 is summarized as follows:

	2006	2005

Laboratory and medical equipment	$267,835	$177,891
Furniture, fixtures and equipment	124,689	117,174
Computer equipment	27,657	10,783
Leasehold improvements	357,006	3,000

	777,187	308,848
Less accumulated depreciation and amortization	(250,286)	(159,573)

	526,901	149,275
Construction in process	—	265,073

	$526,901	$414,348

      Property and equipment is stated at cost and depreciated over the estimated useful lives of the assets, ranging from three to seven years, using the straight-line method. Leasehold improvements are amortized over the shorter of 15 years or the remaining life of the lease. Improvements that extend the life of an asset are capitalized. Repairs and maintenance are charged to expense as incurred.
4.     Accrued Expenses
      Accrued expenses consist of the following as of December 31:

	2006	2005

Contract research and development	$140,457	$152,295
Royalty fees	250,000	140,000
Payroll, employee benefits and payroll taxes	193,036	51,714
Professional fees	111,434	—
Other	5,760	9,258

	$700,687	$353,267

5.     Debt

Note Payable
      The Company had a $200,000 note payable to a bank that was paid in full along with accrued interest during September 2005. Interest was charged at a rate of 5.25% per annum. The note payable was personally guaranteed by the Company’s CEO.

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Financial Statements — (Continued)

Line of Credit
      In May 2005, the Company entered into a line of credit agreement with a bank with all principal and all accrued interest to be paid on or before May 27, 2006. The promissory note was for $1,200,000 at a variable interest rate of LIBOR plus 2.00% (6.34% as of December 31, 2005) due each month starting in June 2005. The Company did not borrow against the line of credit and did not renew the line of credit upon expiration. The line of credit was personally guaranteed by the Company’s CEO.
6.     Commitments and Contingencies

Leases
      The Company entered into several operating lease agreements for facilities and equipment. Terms of certain lease arrangements include renewal options, escalation clauses, payment of executory costs such as real estate taxes, insurance and common area maintenance.
      In November 2006, the Company amended its facility lease to include additional space through 2010. The amendment for the additional space contains terms similar to the terms of the existing facility lease, including escalation clauses.
      Approximate annual future minimum lease obligations under noncancelable operating lease agreements as of December 31, 2006 are as follows:

Year Ending December 31,

2007	$116,000
2008	120,000
2009	124,000
2010	11,000

Total	$371,000

      Rent expense was $113,631, $110,093 and $115,648 for the years ended December 31, 2006, 2005 and 2004, respectively and $1,033,382 for the cumulative period from August 12, 1999 (date of inception) to December 31, 2006.
      During 2005, the Company was provided with a tenant improvement allowance of $60,150 towards its improvements. Pursuant to SFAS No. 13, Accounting for Leases, and FASB Technical Bulletin 88-1, Issues Related to Accounting for Leases, the Company has recorded the tenant-funded improvements and the related deferred rent in its consolidated balance sheets. The deferred rent is being amortized as a reduction to rent expense over the remaining life of the lease.
     Royalty Payments
      The Company is obligated to pay royalties on commercial sales of certain products that may be developed and sold under various licenses and agreements that have been obtained by the Company.
      The Company has entered into various licensing agreements which include the potential for royalty payments, as follows:
     William Beaumont Hospital
      In June 2000, the Company entered into an exclusive license agreement to use certain patents for the life of the patents in future projects. The royalty on the gross sales of products and services that directly rely upon

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Financial Statements — (Continued)
the claims of the patents range between 2% and 4% depending on gross sales. The patents expire in 2015. The agreement also calls for a minimum royalty fee ranging from $10,000 per year to $200,000 per year for the term of the agreement, which is the remaining useful life of the patents expiring in 2015. As of December 31, 2006 and 2005, the Company’s liability under this agreement is $250,000 and $140,000, respectively, which is reflected as a component of accrued expenses on the consolidated balance sheet. During 2006, 2005, and 2004 and for the cumulative period from August 12, 1999 (date of inception) to December 31, 2006, the Company incurred expenses of $110,000, $60,000, $40,000 and $250,000, respectively.
      Approximate annual future minimum obligations under this agreement as of December 31, 2006 are as follows:

Year Ending December 31,

2007	$210,000
2008	210,000
2009	210,000
2010	210,000
2011	210,000
2012 — 2015	840,000

Total	$1,890,000

     Contingency
      The Company believes that it may have issued options to purchase common stock and common stock upon conversion of options to certain of its employees, directors and consultants in California in violation of the registration or qualification provisions of applicable California securities laws. As a result, the Company intends to make a rescission offer to these persons pursuant to a registration statement it expects to file after the Company’s planned initial public offering under the Securities Act and pursuant to California securities laws. The Company will make this offer to all persons who have a continuing right to rescission, which it believes to include two persons. In the rescission offer, in accordance with California law, the Company will offer to repurchase all unexercised options issued to these persons at 77% of the option exercise price times the number of option shares, plus interest at the rate of 7% from the date the options were granted. The Company will also offer to repurchase all shares issued to these persons at the fair market value of such shares on the date of issuance. As the Company believes there is only a remote likelihood the rescission offer will be accepted by any of these persons in an amount that would result in a material expenditure by the Company, no liability has been recorded as of December 31, 2006 or 2005.
     Legal Proceedings
      The Company is subject to legal proceedings that arise in the ordinary course of business. In the opinion of management, as of December 31, 2006, the amount of ultimate liability with respect to such matters, if any, in excess of applicable insurance coverage, is not likely to have a material impact on the Company’s business, financial position, consolidated results of operations or liquidity. However, as the outcome of litigation and other claims is difficult to predict significant changes in the estimated exposures could exist.

7.	Related Party Transactions
      As of December 31, 2004, accrued expenses included $600,000 of estimated travel and other related expenses advanced to the Company by the Company’s Executive Chairman and Chief Technology Officer (who served as the Company’s CEO from inception until March 2007). During 2005, this debt to the

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Financial Statements — (Continued)
Company’s Executive Chairman was converted to shares in the Company’s common stock valued at $542,787, as it was determined that the actual advances were only $542,787.
      The son of one of the Company’s directors is an officer of the Company. The amount paid to this individual as salary for the years ended December 31, 2006, 2005 and 2004 and for the period from August 12, 1999 (date of inception) to December 31, 2006 was $125,000, $119,839, $29,808 and $274,647, respectively.
      A cousin of the Company’s Executive Chairman is an officer of the Company. During 2006, 2005, and 2004 and for the period from August 12, 1999 (date of inception) to December 31, 2006, the Company paid this individual salary of $131,000, $130,500, $136,500 and $636,752, respectively. In addition, the Company utilized a printing entity controlled by this individual and paid this entity $14,289, $9,511, $18,790 and $404,988, respectively for the years ended December 31, 2006, 2005, and 2004 and for the period from August 12, 1999 (date of inception) to December 31, 2006.
      The sister-in-law of the Company’s Executive Chairman is an officer of the Company. The amount paid to this individual as salary for the years ended December 31, 2006, 2005, 2004 and for the period from August 12, 1999 (date of inception) to December 31, 2006 was $61,566, $60,523, $58,253 and $180,342, respectively.
      On August 24, 2006, the Company entered into an agreement, or the Settlement Agreement, with an officer of the Company that is the cousin of the Company’s Executive Chairman. Prior to entering into the Settlement Agreement, certain disputes had arisen between the officer and the Company as to the number of stock options awarded to the officer and the amount of unpaid salary and other compensation owed to the officer since he commenced his employment with the Company in December 1999. The shares, options and warrants granted to the officer pursuant to the Settlement Agreement were issued to settle the disputed items and in consideration for the officer’s release of any claims he may have against the Company related to or arising from his employment or any compensation owed to him.
      Pursuant to the Settlement Agreement:

•	The Company issued 47,658 shares of the Company’s common stock and agreed to pay the officer’s income taxes related to the receipt of the Company’s common stock estimated to be approximately $153,000. Based on a fair value of the common stock of $7.69 per share, which was based on a current valuation of the Company, the related liability for the issuance of the common stock and the $153,000 in cash is $519,699, which was expensed in August 2006.

•	As consideration for continued employment as an officer of the Company, the officer will receive an annual salary of $130,000 per year.

•	The Company issued to the officer a warrant to purchase 188,423 shares of the Company’s common stock at an exercise price of $5.67 per share. This warrant is exercisable immediately and expires 10 years from the date of grant. The approximate fair value of this warrant of $1,200,000 was recorded as compensation expense in August 2006.

•	The Company issued to the officer stock options to purchase up to 282,635 shares of the Company’s common stock at an exercise price of $5.67 per share. These stock options are exercisable immediately and expire 10 years from the date of grant. The fair value of these stock options of approximately $1,800,000 was recorded as compensation expense in August 2006.
      As indicated above, the Company recognized various expenses upon the execution of the Settlement Agreement, when the expense amounts were first known and quantifiable.

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Financial Statements — (Continued)
      The fair value of the warrant and the stock options was estimated at the date of grant by using the Black-Scholes pricing model with the following assumptions: risk-free rate of 6%; volatility of 100%; and an expected holding period of 5 years.

8.	Shareholders’ Equity

Capital Stock
      In 2006, the Company sold 1,069,699 shares of common stock at a price of $7.69 per share to various investors. The Company also issued 63,566 shares in exchange for services at a price ranging from $5.67 to $7.69 per share.
      In 2005, the Company sold 1,994,556 shares of common stock at a price of $5.67 per share to various investors. The Company also issued 1,210 shares in exchange for services and issued 95,807 shares in exchange for debt at a price of $5.67 per share.
      In 2004, the Company sold 808,570 shares of common stock at a price of $5.67 per share to various investors. The Company also issued 1,854 shares to various vendors in exchange for services valued at $10,500. The Company also issued 15,150 shares to the Company’s Executive Chairman as compensation for services valued at $85,830.
      In March 2003, the Company effected a recapitalization, issuing 1,811,759 additional shares of the Company’s common stock. The recapitalization provided two shares of common stock for every one share issued as of that date. The Company’s Executive Chairman and founding shareholder, who owned 4,405,541 shares of common stock, did not participate in the recapitalization. The number of shares and prices per share in the accompanying financial statements has been adjusted to reflect the effect of the recapitalization.
      After the 2003 recapitalization, the Company sold 561,701 shares of common stock at a price of $5.67 per share to various investors. The Company issued 72,980 shares valued at $416,383 to employees as compensation for services related to the closing of various locations. The Company also issued 4,248 shares to various vendors in exchange for services valued at $24,066 and issued 67,073 shares to the Company’s Executive Chairman as compensation for services provided to the Company during 2003 and 2002.
      In 2002, the Company sold 1,092,883 shares of common stock at a price of $6.47 per share to various investors. The Company also issued 35,137 shares to various vendors in exchange for services valued at $227,503.
      In 2001, the Company sold 985,668 shares of common stock at a price of $6.47 per share to various investors. The Company also issued 8,291 shares to various vendors in exchange for services valued at $54,001 and issued 81,084 shares to the Company’s Executive Chairman as compensation for services provided to the Company during 2001.
      In 2000, the Company sold 1,493,575 shares of common stock at a price of $6.47 per share to various investors. Of the 1,493,575 shares sold in 2000, payment on 77,222 of these shares was not received until January 2001. The Company also issued 7,964 shares to various vendors in exchange for services valued at $52,001.
      In 1999, the Company’s Executive Chairman and founding shareholder contributed $400,000 to the Company in exchange for 4,324,458 shares of common stock.

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Financial Statements — (Continued)

CEO Paid in and Contributed Capital
      In 2006, the Company’s CEO was issued 2,903 shares of the Company’s common stock at a price of $5.67 per share in exchange for $16,443 of services provided during the year.
      During 2005, the Company’s CEO was issued 95,807 shares of the Company’s common stock at a price of $5.67 per share in exchange for $542,787 of debt due to travel and other related expenses advanced by the Company’s CEO during the previous three years.
      The Company’s CEO elected not to receive salary payments of $85,830, $130,000 and $250,000 for services provided to the Company during 2004, 2003 and 2002, respectively. Such amounts were converted into 15,150, 22,946 and 44,127 shares of the Company’s common stock at a price of $5.67 per share on December 31, 2004 and 2003, respectively, where the 2003 and 2002 shares were both issued in 2003.
      In 2001, the Company’s CEO also elected not to receive a salary payment or a stock conversion of $250,000 for services provided during 2001.
      In 2000, the Company’s CEO and founding shareholder contributed $800,000 to the Company and elected not to receive payment for $250,000 of salary related to services provided to the Company during 2000. Such amounts were recorded as contributed capital during 2000. On June 28, 2001, the Company’s Board of Directors approved the conversion of this contributed capital and salary deferral into 81,084 shares of the Company’s common stock at a price of $12.94 per share.
9.     Stock Options and Warrants
      In December 1999, the Company adopted two stock option plans; an employee stock option plan and a directors and consultants stock option plan (collectively referred to as the “Stock Option Plans”), under which a total of 1,235,559 shares of common stock were reserved for issuance upon exercise of options granted by the Company. In 2001, the Company amended the Stock Option Plans to increase the total shares of common stock reserved for issuance to 1,698,894. In 2003, the Company approved an increase of 308,890 shares, making the total 2,007,784 shares available for issuance under the Stock Option Plans. In 2006, the Company approved an increase of 1,081,114 shares, making the total 3,088,898 shares available for issuance under the Stock Option Plans. The Stock Option Plans provide for the granting of incentive and non-qualified options. The terms of stock options granted under the plans are determined by the Compensation Committee of the Board of Directors at the time of grant, including the exercise price, term and any restrictions on the exercisability of such option. The exercise price of incentive stock options must equal at least the fair value of the common stock on the date of grant, and the exercise price of non-qualified stock options may be no less than the per share par value. The options have terms of up to ten years after the date of grant and become exercisable as determined upon grant, typically over either three or four year periods from the date of grant. Certain outstanding options vested over a one-year period and some vested immediately.
      As a result of the recapitalization in March 2003, the exercise price per share of all outstanding options was revalued to reflect the change in the outstanding number of shares.

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Financial Statements — (Continued)
      A summary of option activity is as follows:

			Weighted-
		Weighted-	Average
	Shares	Average	Remaining	Aggregate
	Under	Exercise	Contractual	Intrinsic
	Option	Price	Term (in years)	Value

Options outstanding at December 31, 2005	1,777,779	$4.74
Granted	560,853	5.95
Exercised	(138)	5.67
Forfeited	(400,447)	5.67

Options outstanding at December 31, 2006	1,938,047	$4.90	6.9	$5,398,984

Options exercisable at December 31, 2006	1,527,889	$4.65	6.4	$4,645,154

Available for grant at December 31, 2006	1,150,714

      The weighted average fair value per share of options granted during 2006, 2005 and 2004 was $6.18 for 2006 and $2.98 for 2005 and 2004.
      During 2006, 2005 and 2004, the Company recognized $4,518,859, $1,952,350, $148,812 in stock-based compensation costs, respectively. No tax benefits were attributed to the stock-based compensation expense because a valuation allowance was maintained for substantially all net deferred tax assets. During 2006, the Company elected to adopt the alternative method of calculating the historical pool of windfall tax benefits as permitted by FASB Staff Position (FSP) No. SFAS 123R-c, Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.
      This is a simplified method to determine the pool of windfall tax benefits that is used in determining the tax effects of stock compensation in the results of operations and cash flow reporting for awards that were outstanding as of the adoption of SFAS No. 123R. As of December 31, 2006, the Company had approximately $1.5 million of unrecognized compensation costs related to non-vested stock option awards that is expected to be recognized over a weighted average period of 2.1 years.
      The following information applies to options outstanding and exercisable at December 31, 2006:

	Options Outstanding			Options Exercisable

		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
		Contractual	Exercise		Exercise
	Shares	Term (in years)	Price	Shares	Price

$1.28	347,196	3.0	$1.28	347,196	$1.28
$2.83	41,701	3.1	$2.83	41,701	$2.83
$5.67	1,468,307	7.8	$5.67	1,095,746	$5.67
$7.69	80,843	9.7	$7.69	43,246	$7.69

	1,938,047	6.9	$4.90	1,527,889	$4.65

      The Company uses the Black-Scholes option-pricing model to determine the fair value of stock options on the date of grant. This model derives the fair value of stock options based on certain assumptions related to expected stock price volatility, expected option life, risk-free interest rate and dividend yield. The Company’s expected volatility is based on the historical volatility of other publicly traded development stage companies in the same industry. The estimated expected option life is based primarily on historical employee exercise

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Financial Statements — (Continued)
patterns and considers whether and the extent to which the options are in-the-money. The risk-free interest rate assumption is based upon the U.S. Treasury yield curve appropriate for the term of the expected life of the options.
      For 2006 and 2005, the fair value of each option grant was estimated on the date of grant using the following weighted-average assumptions.

	Years Ended
	December 31,

	2006	2005

Expected dividend yield	00.0%	00.0%
Expected price volatility	100.0%	56.0%
Risk free interest rate	6.0%	4.4%
Expected life of options in years	5	5
      The Company does not have a formal plan in place for the issuance of stock warrants. However, at times, the Company has issued warrants to both employees and non-employees. The exercise price, vesting period, and term of these warrants is determined by the Company’s Board of Directors at the time of issuance. As of December 31, 2006 the Company had warrants outstanding for the purchase of 1,765,388 shares of the Company’s common stock. The following information applies to warrants outstanding and exercisable at December 31, 2006:

	Warrants Outstanding			Warrants Exercisable

		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
		Contractual	Exercise		Exercise
	Shares	Term (in years)	Price	Shares	Price

$5.67	188,423	9.6	$5.67	188,423	$5.67
$7.69	1,576,965	19.8	$7.69	24,388	$7.69

	1,765,388	18.7	$7.47	212,811	$5.90

      The weighted average fair value per share of warrants issued in 2006 was $6.31. The aggregate intrinsic value of the outstanding and exercisable warrants as of December 31, 2006 was approximately $383,000 and $382,000, respectively.
10.     Deferred Compensation
      During 2006, 2005 and 2004, the Company granted 63,664, 443,950 and 187,938 stock options, respectively, to various consultants and advisory board members. For accounting purposes, the measurement date for these options is when the counterparty’s performance is complete and, therefore, are required to be remeasured as of each balance sheet date. The Company computed the fair value of the options using the Black-Scholes option valuation model in accordance with SFAS No. 123. Through December 31, 2005, such amount had been recorded as deferred compensation and is being amortized over the vesting period of the related options, which is generally three years. Subsequent to December 31, 2005, the Company is amortizing the expense over the vesting period of the related options.

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Financial Statements — (Continued)
11.     Income Taxes
      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s net deferred income taxes are as follows:

	December 31,

	2006	2005	2004

Deferred tax assets:
Stock-based compensation	$3,298,000	$2,165,000	$1,421,000
Net operating loss carryforward	20,928,000	17,102,000	15,088,000

Total deferred tax assets	24,226,000	19,267,000	16,509,000
Valuation allowance for deferred tax assets	(24,226,000)	(19,267,000)	(16,509,000)

Net deferred tax assets	$—	$—	$—

      SFAS No. 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.
      After consideration of all the evidence, both positive and negative, management has determined that a valuation allowance of $24,226,000 as of December 31, 2006 is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. The change in the valuation allowance for the current year is $4,959,000. The effective tax rate of 0% differs from the statutory rate of 35% for all periods presented due primarily to the valuation allowance.
      As of December 31, 2006 and 2005, the Company had federal income tax net operating loss carryforwards of approximately $55,614,000 and $45,448,000 respectively. The operating loss carryforwards will expire beginning in 2019.
12.     Supplemental Disclosure of Cash Flow Information
      During the years ended December 31, 2006, 2005, and 2004 and for the period from August 12, 1999 (date of inception) through December 31, 2006, the Company incurred non-cash compensation related to a settlement agreement through the issuance of equity instruments of $3,294,429, $0, $0, and $3,294,429, respectively.
      During the years ended December 31, 2006, 2005, and 2004 and for the period from August 12, 1999 (date of inception) through December 31, 2006, the Company incurred non-cash stock compensation expense for stock options issued of $1,224,430, $1,952,350, $148,812, and $6,670,738, respectively.
      In 2000, the Company incurred an expense of $5,220,000 related to the issuance of a warrant in exchange for licenses and intellectual property.
      As of December 31, 2006, the Company accrued $322,598 of deferred offering costs that were incurred but not paid.
      In 2005, the Company issued 95,807 shares of the Company’s common stock valued at $542,787 to its Executive Chairman.
      During the years ended December 31, 2006, 2005, and 2004 and for the period from August 12, 1999 (date of inception) through December 31, 2006, the Company issued common stock in exchange for services of $16,443, $6,853, $96,330, and $1,277,017, respectively.

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Financial Statements — (Continued)
      During the years ended December 31, 2006, 2005, and 2004 and for the period from August 12, 1999 (date of inception) through December 31, 2006, the Company issued warrants for licenses and intellectual property resulting in expense of $144,867, $0, $0, and $5,364,867, respectively.
13.     Planned Offering
      On February 13, 2007, the Company filed a Registration Statement on Form S-1 and prospectus with the Securities and Exchange Commission for the purpose of raising capital through the sale of its common stock.
14.     Subsequent Events
     Complaint by Dr. Law and Cell Transplants Asia, Limited
      On March 9, 2007, Peter K. Law, Ph.D. and Cell Transplants Asia, Limited (the “Plaintiffs”) filed a complaint against the Company and Mr. Leonhardt, the Company’s Executive Chairman and Chief Technology Officer, individually, in the United States District Court, Western District of Tennessee. On February 7, 2000, the Company entered a license agreement (the “Original Law License Agreement”) with Dr. Law and Cell Transplants International pursuant to which Dr. Law and Cell Transplants International granted the Company a license to certain patents, including the Primary MyoCell Patent (the “Law IP”). The parties executed an addendum to the Original Law License Agreement (the “License Addendum”) in July 2000, the provisions of which amended a number of terms of the Original License Agreement.
      The Plaintiffs are alleging and seeking, among other things, a declaratory judgment that the License Addendum fails for lack of consideration. Based upon this argument, the Plaintiffs allege that the Company is in breach of the terms of the Original Law License Agreement.
      In addition to seeking a declaratory judgment that the License Addendum is not enforceable, the Plaintiffs are also seeking an accounting of all revenues, remunerations or benefits derived by the Company or Mr. Leonhardt from sales, provision and/or distribution of products and services that read directly on the Law IP, compensatory and punitive monetary damages and preliminary and permanent injunctive relief to prohibit the Company from sublicensing its license rights to third parties.
      The Company believes this lawsuit is without merit and intends to defend the action vigorously. The Company filed a motion to dismiss the proceeding against both the Company and Mr. Leonhardt. While the complaint does not appear to challenge the Company’s rights to license this patent, this litigation, if not resolved to the satisfaction of both parties, may adversely impact the Company’s relationship with Dr. Law and could, if resolved unfavorably to the Company, adversely affect the Company’s MyoCell commercialization efforts. The action is in its early stages and there has been no formal discovery in the case. Due to the early stages of these proceedings, any potential loss cannot presently be determined.

Three-year Note Payable
      On June 1, 2007, the Company closed on a $5.0 million senior loan with a term of 36 months which bears interest at an annual rate of 12.85%. The first three months require payment of interest only with equal principal and interest payments over the remaining 33 months. As consideration for the loan, the Company issued to the lender a warrant to purchase 65,030 shares of common stock at an exercise price of $7.69 per share. The warrant, which is not exercisable until one year following the date the warrant was issued, has a ten year term, unless we close an initial public offering of our common stock or undertake a merger with or into a publicly traded corporation or similar transaction during 2007, in which case the warrant will have a five year term. This warrant had a fair value of $432,635, which will be accounted for as additional paid in capital and reflected as a component of deferred loan costs to be amortized as interest expense over the term of the loan

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Financial Statements — (Continued)
using the effective interest method. The Company also paid the lender a fee of $100,000 to cover diligence and other costs and expenses incurred in connection with the loan.
      The loan may be prepaid in whole but not in part. However, the Company is subject to a prepayment penalty equal to 3% of the outstanding principal if paid during the first year of the loan, 2% of the outstanding principal if paid during the second year of the loan and 1% of the outstanding principal if paid during the third year of the loan. As collateral to secure repayment obligations under the loan, the Company granted the lender a first priority security interest in all of the Company’s assets, excluding intellectual property but including the proceeds from any sale of any of the Company’s intellectual property. The loan has certain restrictive terms and covenants including among others, restrictions on the Company’s ability to incur additional indebtedness or make interest or principal payments on other subordinate loans.
      In the event of an uncured event of default under the loan, all amounts owed to the lender are immediately due and payable and the lender has the right to enforce its security interest in the assets securing the loan. Events of default include, among others, the Company’s failure to timely make payments of principal when due, the Company’s uncured failure to timely pay any other amounts owing to the lender under the loan, the Company’s material breach of the representations and warranties contained in the loan agreement and the Company’s default in the payment of any debt to any of its other lenders in excess of $100,000 or any other default or breach under any agreement relating to such debt, which gives the holders of such debt the right to accelerate the debt.

Eight-month Note Payable
      On June 1, 2007, the Company entered into a loan agreement with another lender for an eight month, $5.0 million term loan, to be used for working capital purposes. The loan bears interest at the prime rate plus 1.5%. The prime rate was 8.25% as of the date of the loan and was 7.75% as of September 30, 2007. As consideration for the loan, the Company paid the lender a fee of $100,000.
      Under the terms of the loan, the lender is entitled to receive a semi-annual payment of interest and all outstanding principal and accrued interest by the maturity date. The Company has provided no collateral for this loan. To the extent the Company completes an initial public offering on or before November 30, 2007 and the net proceeds of this offering are at least $30 million, the Company is required under agreements with certain of the loan guarantors to repay the loan within five days of the offering closing date. Until the closing of this offering, certain of the loan guarantors have the right, between November 1, 2007 and November 30, 2007, to compel the Company to repay the three-year note payable discussed above or both the three-year note payable and this loan.
      On June 1, 2007, for the Company’s benefit, certain members of the Company’s Board of Directors and one of the Company’s shareholders provided collateral to guarantee the loan. Except for a $1.1 million personal guaranty (backed by collateral) provided by the Company’s Executive Chairman and his spouse, these guarantees are limited to the collateral each provided to the lender. The Company will reimburse the guarantors with interest at an annual rate of the prime rate plus 5.0% for any and all payments made by them under the loan as well as to pay them certain cash fees in connection with their provision of security for the loan. Upon entering into the loan agreement, the Company issued to each guarantor warrants to purchase 3,250 shares of common stock at an exercise price of $7.69 per share for each $100,000 of principal amount of the loan guaranteed by such guarantor. The warrants have a ten-year term and are not exercisable until the date that is one year following the date the warrants were issued. Warrants to purchase an aggregate of 216,095 shares of the Company’s common stock were issued to the guarantors. These warrants had an aggregate fair value of $1,437,637, which amount will be accounted for as additional paid in capital and reflected as a component of deferred loan costs to be amortized as interest expense over the term of the loan using the effective interest method. As discussed below, certain of these guarantors were replaced in

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Financial Statements — (Continued)
September 2007. The unamortized fair value of the warrants issued to the guarantors that were replaced, which was previously reflected as a component of deferred loan costs, was expensed to interest expense in September 2007.
      In accordance with the provisions of the warrant agreements with the guarantors, the number of shares subject to the warrants increased to 246,498 on September 30, 2007 as the loan remained outstanding at that date. The fair value of the additional 30,403 shares subject to the warrants will be accounted for as additional paid in capital and reflected as a component of deferred loan costs to be amortized as interest expense over the term of the loan using the effective interest method. In the event that as of the first anniversary, second anniversary and third anniversary of the closing date of this loan the Company has not reimbursed the guarantors in full for payments made by them in connection with this loan or paid them the fees owed to them, the number of shares subject to the warrants will further increase.
      In September 2007, a member of the Company’s Board of Directors and two of the Company’s current shareholders agreed to provide collateral valued at $750,000, $600,000 and $500,000, respectively, to secure this loan. The collateral provided by these new guarantors fully replaced the collateral originally provided by one of the members of the Company’s Board of Directors and partially replaced the collateral originally provided by another member of the Company’s Board of Directors whose collateral now secures $400,000 of the loan. In consideration for providing the collateral, the Company issued to the new guarantors warrants to purchase 3,250 shares of the Company’s common stock at an exercise price of $7.69 per share for each $100,000 of principal amount of the loan guaranteed by such new guarantor. The warrants have a ten-year term and are not exercisable until the date that is one year following the date the warrants were issued. Warrants to purchase an aggregate of 60,118 shares of the Company’s common stock were issued to the new guarantors. These warrants had an aggregate fair value of $380,482, which will be accounted for as additional paid in capital and reflected as a component of deferred loan costs to be amortized as interest expense over the term of the loan using the effective interest method. In accordance with the provisions of the warrant agreements with the new guarantors, the number of shares of common stock that may be purchased increased to 68,576 on September 30, 2007 as the loan remained outstanding at that date. The fair value of the additional 8,458 warrant shares will be accounted for as additional paid in capital and reflected as a component of deferred loan costs to be amortized as interest expense over the term of this loan using the effective interest method. In the event that as of the first anniversary, second anniversary and third anniversary of the closing date of this loan, the Company has not reimbursed the guarantors in full for payments made by them in connection with the loan, the number of shares subject to the warrant will further increase.
      In October 2007, the Company’s Executive Chairman and his spouse agreed to provide an additional $2.2 million limited personal guarantee of this loan and have pledged securities accounts to backup this limited personal guarantee. The additional collateral provided by the Company’s Executive Chairman and his spouse fully replaced the collateral originally provided by one of the Company’s shareholders. The Company’s Executive Chairman and his spouse have now personally guaranteed an aggregate of $3.3 million of this loan. The Company’s agreement with the Company’s Executive Chairman and his spouse with respect to the additional collateral is substantially similar to the Company’s agreement with them in connection with the $1.1 million personal guarantee they originally provided in June 2007. In consideration for providing the collateral, the Company’s issued to the Company’s Executive Chairman and his spouse, warrants to purchase 81,547 shares of the Company’s common stock at an exercise price of $7.69 per share. In the event that as of the first anniversary, second anniversary and third anniversary of the closing date of this loan, respectively, the Company has not reimbursed the Company’s Executive Chairman and his spouse in full for payments made by them in connection with this loan, the number of shares subject to the warrant will increase to 101,934, 135,912 and 203,868, respectively. The warrant has a ten-year term and is not exercisable until the date that is one year following the date the warrant was issued. The fair value of the warrant will be accounted for as

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Financial Statements — (Continued)
additional paid in capital and reflected as a component of deferred loan costs to be amortized as interest expense over the term of this loan using the effective interest method.
      As a result of the replacement of the collateral originally provided by one of the Company’s shareholders, the unamortized fair value of the warrant to purchase 81,548 shares of the Company’s common stock at an exercise price of $7.69 per share issued to that shareholder guarantor, which is reflected as a component of deferred loan costs at September 30, 2007, will be expensed to interest expense in October 2007. In October 2007, the Company cancelled the warrant previously issued to the shareholder guarantor, which warrant included the adjustment provisions discussed above, and, in exchange, issued to them a warrant to purchase 101,934 shares of the Company’s common stock at an exercise price of $7.69 per share. The fair value of the additional 20,386 warrant shares will be accounted for as additional paid in capital and immediately recorded to interest expense. The number of shares subject to the warrant is no longer subject to increase.
15.     Reverse Stock Split
      On September 27, 2007, in connection with the Company’s planned initial public offering, the Company completed a 1-for-1.6187 reverse stock split of the Company’s common stock. All common share numbers and per share amounts contained in the consolidated financial statements have been retroactively adjusted to reflect the reverse stock split.

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Consolidated Balance Sheets

	September 30,	December 31,
	2007	2006

	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$9,466,225	$5,025,383
Receivables	63,806	79,843
Inventory	396,774	163,821
Prepaid expenses	414,368	96,162

Total current assets	10,341,173	5,365,209
Property and equipment, net	448,592	526,901
Deferred offering costs	2,982,567	547,016
Deferred loan costs, net	2,062,335	—
Other assets	68,854	68,854

Total assets	$15,903,521	$6,507,980

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,759,498	$803,625
Accrued expenses	1,190,351	700,687
Deferred revenue	547,286	656,500
Notes payable — current	6,618,557	—

Total current liabilities	10,115,692	2,160,812
Deferred rent	27,653	36,524
Note payable — long term	3,381,443	—

Total liabilities	13,524,788	2,197,336
Commitments and contingencies
Shareholders’ equity
Preferred stock ($0.001 par value) 5,000,000 and 3,088,898 shares authorized as of September 30, 2007 and December 31, 2006, respectively; none issued and outstanding	—	—
Common stock ($0.001 par value) 50,000,000 and 24,711,188 shares authorized as of September 30, 2007 and December 31, 2006, respectively; 13,333,345 and 12,785,472 shares issued and outstanding as of September 30, 2007 and December 31, 2006, respectively	13,333	12,785
Additional paid-in capital	76,082,924	68,810,382
Deficit accumulated during the development stage	(73,717,524)	(64,512,523)

Total shareholders’ equity	2,378,733	4,310,644

Total liabilities and shareholders’ equity	$15,903,521	$6,507,980

The accompanying notes are an integral part of these consolidated financial statements

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Consolidated Statements of Operations

			Cumulative
			Period from
			August 12,
	For the Nine-Month Period		1999 (date of
	Ended September 30,		inception) to
			September 30,
	2007	2006	2007

	(Unaudited)		(Unaudited)
Revenues	$275,464	$106,488	$710,977
Cost of sales	51,818	63,240	306,185

Gross profit	223,646	43,248	404,792
Expenses:
Research and development	5,255,459	5,339,463	50,636,714
Marketing, general and administrative	2,521,549	5,679,787	21,946,446
Depreciation and amortization	139,104	45,961	389,390

Total expenses	7,916,112	11,065,211	72,972,550

Loss from operations	(7,692,466)	(11,021,963)	(72,567,758)
Interest income	249,870	78,164	638,754
Interest expense	(1,762,405)	—	(1,788,520)

Net interest (expense) income	(1,512,535)	78,164	(1,149,766)

Loss before income taxes	(9,205,001)	(10,943,799)	(73,717,524)
Income taxes	—	—	—

Net loss	$(9,205,001)	$(10,943,799)	$(73,717,524)

Loss per share — basic and diluted	$(0.70)	$(0.93)

Weighted average shares outstanding — basic and diluted	13,164,249	11,773,097

The accompanying notes are an integral part of these consolidated financial statements

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Consolidated Statement of Shareholders’ Equity
(Unaudited)

				Deficit
				Accumulated
	Common Stock		Additional	During the
			Paid-in	Development
	Shares	Amount	Capital	Stage	Total

Balance as of December 31, 2006	12,785,472	$12,785	$68,810,382	$(64,512,523)	$4,310,644
Issuance of common stock (net of issuance costs of $150,000)	529,432	530	3,920,186	—	3,920,716
Exercise of stock options	18,441	18	93,523	—	93,541
Stock-based compensation	—	—	684,768	—	684,768
Amortization of fair value of warrants granted in exchange for services	—	—	30,559	—	30,559
Amortization of fair value of warrants granted in exchange for licenses and intellectual property	—	—	48,289	—	48,289
Issuance of warrants in connection with notes payable	—	—	2,495,217	—	2,495,217
Net loss	—	—	—	(9,205,001)	(9,205,001)

Balance as of September 30, 2007	13,333,345	$13,333	$76,082,924	$(73,717,524)	$2,378,733

The accompanying notes are an integral part of these consolidated financial statements

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Consolidated Statements of Cash Flows

			Cumulative
			Period from
			August 12, 1999
	For the Nine-Month Periods		(date of
	Ended September 30,		inception)
			to September 30,
	2007	2006	2007

	(Unaudited)		(Unaudited)
Cash flows from operating activities
Net loss	$(9,205,001)	$(10,943,799)	$(73,717,524)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	139,104	45,961	389,390
Bad debt expense	—	—	165,000
Amortization of warrants granted in exchange for licenses and intellectual property	48,289	96,578	5,413,156
Amortization of warrants granted in connection with notes payable	1,063,655	—	1,063,655
Amortization of loan costs	226,191	—	226,191
Amortization of warrants granted in exchange for services	30,559	—	30,559
Equity instruments issued in connection with settlement agreement	—	3,294,429	3,294,429
Common stock issued in exchange for services	—	16,443	1,277,017
Common stock issued in exchange for distribution rights and intellectual property	—	—	99,997
Stock-based compensation	684,768	968,166	7,355,506
Change in assets and liabilities
Receivables	16,036	(62,955)	(63,806)
Inventory	(232,953)	33,890	(396,774)
Prepaid expenses	(318,206)	(41,182)	(414,368)
Other assets	—	(58,695)	(68,854)
Accounts payable	547,469	1,334,648	1,129,930
Accrued expenses and deferred rent	251,903	216,175	1,265,466
Deferred revenue	(109,214)	(22,500)	547,286

Net cash used in operating activities	(6,857,400)	(5,122,841)	(52,403,744)
Cash flows from investing activities
Acquisition of property and equipment	(60,794)	(154,789)	(837,981)

Net cash used in investing activities	(60,794)	(154,789)	(837,981)
Cash flows from financing activities
Proceeds from notes payable	10,000,000	—	10,200,000
Repayment of note payable	—	—	(200,000)
Proceeds from issuance of common stock, net	4,014,257	5,398,153	55,587,589
Payment of offering costs	(1,880,034)	—	(2,104,452)
Payment of loan costs	(775,187)	—	(775,187)

Net cash provided by financing activities	11,359,036	5,398,153	62,707,950

Net increase in cash and cash equivalents	4,440,842	120,523	9,466,225
Cash and cash equivalents, beginning of period	5,025,383	5,157,872	—

Cash and cash equivalents, end of period	$9,466,225	$5,278,395	$9,466,225

Disclosures of cash flow information:
Interest paid	$161,959	$187	$188,074
Income taxes paid	$—	$—	$—
The accompanying notes are an integral part of these consolidated financial statements

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Interim Financial Statements
(Unaudited)
1.  Organization and Summary of Significant Accounting Policies

Organization and Business
      Bioheart, Inc. (the “Company”) is a biotechnology company focused on the discovery, development and, subject to regulatory approval, commercialization of autologous cell therapies for the treatment of chronic and acute heart damage. The Company’s lead product candidate is MyoCell, an innovative clinical therapy designed to populate regions of scar tissue within a patient’s heart with living muscle tissue for the purpose of improving cardiac function. The Company was incorporated in Florida on August 12, 1999.

Development Stage
      The Company has operated as a development stage enterprise since its inception by devoting substantially all of its effort to raising capital, research and development of products noted above, and developing markets for its products. Accordingly, the financial statements of the Company have been prepared in accordance with the accounting and reporting principles prescribed by Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises (“SFAS No. 7”), issued by the Financial Accounting Standards Board (“FASB”).
      Prior to marketing its products in the United States, the Company’s products must undergo rigorous preclinical and clinical testing and an extensive regulatory approval process implemented by the Food and Drug Administration (the “FDA”) and other regulatory authorities. There can be no assurance that the Company will not encounter problems in clinical trials that will cause the Company or the FDA to delay or suspend clinical trials. The Company’s success will depend in part on its ability to successfully complete clinical trials, obtain necessary regulatory approvals, obtain patents and product license rights, maintain trade secrets, and operate without infringing on the proprietary rights of others, both in the United States and other countries. There can be no assurance that patents issued to or licensed by the Company will not be challenged, invalidated, or circumvented, or that the rights granted thereunder will provide proprietary protection or competitive advantages to the Company. The Company will require substantial future capital in order to meet its objectives. The Company currently has no committed sources of capital. The Company will need to seek substantial additional financing through public and/or private financing, and financing may not be available when the Company needs it or may not be available on acceptable terms.

Interim Financial Statements
      The accompanying unaudited consolidated interim financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission for reporting of interim financial information.
      Pursuant to such rules and regulations, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted. The accompanying unaudited consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto included elsewhere in this prospectus.
      In the opinion of management, the accompanying unaudited consolidated interim financial statements of the Company contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial position of the Company as of September 30, 2007, the results of its operations for the nine month periods ended September 30, 2007 and 2006 and its cash flows for the nine month periods ended September 30, 2007 and 2006. The results of operations and cash flows for the nine month period ended

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Interim Financial Statements — (Continued)
(Unaudited)
September 30, 2007 are not necessarily indicative of the results of operations or cash flows which may be reported for future periods or for the year ending December 31, 2007.

Basis of Presentation
      The accompanying unaudited consolidated interim financial statements include the accounts of Bioheart, Inc. and its wholly-owned subsidiaries. The Company has established subsidiaries in various foreign countries, and through September 30, 2007, these foreign entities have been largely inactive. All intercompany transactions are eliminated in consolidation.
      The accompanying unaudited consolidated interim financial statements and notes thereto should be read in conjunction with the audited financial statements for the year ended December 31, 2006 and the notes thereto included elsewhere in this prospectus.

Reverse Stock Split
      On August 31, 2007, in connection with the Company’s planned initial public offering (“IPO”), the Company’s Board of Directors approved a 1-for-1.6187 reverse stock split of the Company’s common stock, which became effective on September 27, 2007. All common share numbers and per share amounts contained in the consolidated financial statements have been retroactively adjusted to reflect the reverse stock split. In lieu of issuing fractional shares of stock resulting from the reverse stock split, the number of shares held by each shareholder following the reverse stock split was rounded up to the nearest whole share. The number of shares of the Company’s common stock outstanding at September 30, 2007 as disclosed in these financial statements does not include the amount of additional shares to be issued as a result of the reverse stock split due to fractional shares, which the Company estimates will be approximately 300 shares.

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock Options and Warrants
      On January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123R, Share-Based Payment (“SFAS No. 123R”) using the modified prospective transition method. SFAS No. 123R requires the Company to measure all share-based payment awards granted after January 1, 2006, including those with employees, at fair value. Under SFAS No. 123R, the fair value of stock options and other equity-based compensation must be recognized as expense in the statements of operations over the requisite service period of each award.
      Beginning January 1, 2006, the Company has recognized compensation expense under SFAS No. 123R for the unvested portions of outstanding share-based awards previously granted under our stock option plans, over the periods these awards continue to vest. This compensation expense is recognized based on the fair values and attribution methods that were previously disclosed in our prior period financial statements.
      The Company accounts for certain share-based awards, including warrants, with non-employees in accordance with SFAS No. 123R and related guidance, including EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Interim Financial Statements — (Continued)
(Unaudited)
Goods or Services. The Company estimates the fair value of such awards using the Black-Scholes valuation model.

Income Taxes
      The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (“FIN No. 48”) on January 1, 2007. Previously, the Company had accounted for tax contingencies in accordance with Statement of Financial Accounting Standards No. 5, Accounting for Contingencies. As required by Interpretation No. 48, which clarifies Statement No. 109, Accounting for Income Taxes, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, the Company applied FIN No. 48 to all tax positions for which the statute of limitations remained open. As a result of the implementation of FIN No. 48, the Company did not recognize any change in the liability for unrecognized tax benefits.
      The amount of unrecognized tax benefits as of January 1, 2007, was $0. There have been no material changes in unrecognized tax benefits since January 1, 2007.
      The Company is subject to income taxes in the U.S. federal jurisdiction, and the State of Florida. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for the years before 1999.
      The Company is not currently under examination by any federal or state jurisdiction.
      Should the Company record a liability for unrecognized tax benefits in the future, corresponding interest and penalty accruals will be recognized in operating expenses.

Recent Accounting Pronouncements
      In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements(“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS No. 157 to have a material effect on its consolidated financial statements.
      In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). SFAS No. 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. Subsequent changes in fair value of these financial assets and liabilities would be recognized in earnings when they occur. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS No. 159 to have a material effect on its consolidated financial statements.
      In June 2007, the FASB ratified a consensus opinion reached by the Emerging Issues Task Force (“EITF”) on EITF Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities. The guidance in EITF Issue No. 07-3

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Interim Financial Statements — (Continued)
(Unaudited)
requires the Company to defer and capitalize nonrefundable advance payments made for goods or services to be used in research and development activities until the goods have been delivered or the related services have been performed. If the goods are no longer expected to be delivered nor the services expected to be performed, the Company would be required to expense the related capitalized advance payments. The consensus in EITF Issue No. 07-3 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2007 and is to be applied prospectively to new contracts entered into on or after December 15, 2007. The Company intends to adopt EITF Issue No. 07-3 effective January 1, 2008. The impact of applying this consensus will depend on the terms of the Company’s future research and development contractual arrangements entered into on or after December 15, 2007.
      A variety of proposed or otherwise potential accounting standards are currently under study by standard-setting organizations and various regulatory agencies. Because of the tentative and preliminary nature of these proposed standards, management has not determined whether implementation of such proposed standards would be material to the Company’s consolidated financial statements.
2.  Collaborative License and Research/ Development Agreements
      Since January 1, 2006, the Company has entered into a number of contractual relationships for technology licenses and research and development projects. The following provides a summary of the Company’s significant contractual relationships since January 1, 2006:
      In February 2006, the Company entered into an exclusive license agreement with The Cleveland Clinic Foundation for various patents to be used in connection with MyoCell II with SDF-1 product candidate. In exchange for the license, the Company 1) paid $250,000 upon the closing of the agreement; 2) paid $1,250,000 in 2006; 3) will pay a maintenance fee of $150,000 per year for the duration of the license starting in the second year; 4) will be required to make various milestone payments ranging from $200,000 upon the approval of an Investigational New Drug application for a licensed product by the FDA and $1,000,000 upon the first commercial sale of an FDA approved licensed product, 50% of which may be paid in the form of common stock; and 5) will pay a 5% royalty on the net sales of products and services that directly rely upon the claims of the patents for the first $300,000,000 of annual net sales and a 3% royalty for any annual net sales over $300,000,000. The royalty percentage shall be reduced by 0.5% for each 1.0% of license fees paid to any other entity. However, the royalty percentage shall not be reduced under 2.5%.
      In April 2006, the Company entered into an agreement to license from TriCardia, LLC various patents to be used in connection with the MyoCath II product candidate. In exchange for the license, the Company agreed to do the following: 1) pay $100,000 upon the closing of the agreement; and 2) issue a warrant exercisable for 32,515 shares of the Company’s common stock at an exercise price of $7.69 per share. The warrant vested on a straight line basis over a 12 month period and expires on February 28, 2016. The fair value of this warrant of approximately $193,000, as determined using the Black-Scholes pricing model, was amortized to research and development expense on a straight line basis over the twelve month vesting period. The Company recorded $144,867 of expense in 2006 and the remaining $48,289 of expense in the nine months ended September 30, 2007.
      In December 2006, the Company entered into an agreement with Tissue Genesis, Inc. (“Tissue Genesis”), for exclusive distribution rights to Tissue Genesis products and a license for various patents to be used in connection with the Bioheart Acute Cell Therapy and TGI 1200 product candidates. In exchange for the license, the Company agreed to do the following: 1) issue 13,006 shares of the Company’s common stock at a price of $7.69 per share; and 2) issue a warrant exercisable for 1,544,450 shares of the Company’s common stock to Tissue Genesis at an exercise price of $7.69 per share, which warrant expires on December 31, 2026. This warrant shall vest in three parts as follows: i) 617,780 shares vesting only upon the

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Interim Financial Statements — (Continued)
(Unaudited)
Company’s successful completion of human safety testing of the licensed technology, ii) 463,335 shares vesting only upon the Company exceeding net sales of $10 million or net profit of $2 million from the licensed technology, and iii) 463,335 shares vesting only upon the Company exceeding net sales of $100 million or net profit of $20 million from the licensed technology. Since the vesting of this warrant is contingent upon the achievement of the specific milestones, the fair value of this warrant at the time the milestones are met, will be expensed to research and development.
      In the event of an acquisition (or merger) of the Company by a third party, all unvested shares of common stock subject to the warrant shall immediately vest prior to such event. In addition, the Company will pay a 2% royalty of net sales of licensed products.
3.  Debt

Eight-month note payable
      On June 1, 2007, the Company entered into a loan agreement with Bank of America, N.A. for an eight month, $5.0 million term loan, to be used for working capital purposes. The loan bears interest at the prime rate plus 1.5%. The prime rate was 7.75% as of September 30, 2007. As consideration for the loan, the Company paid the lender a fee of $100,000.
      Under the terms of the loan, Bank of America is entitled to receive a semi-annual payment of interest and all outstanding principal and accrued interest by the maturity date. The Company has provided no collateral for this loan. To the extent the Company completes an initial public offering of its common stock on or before November 30, 2007 and the net proceeds of this offering are at least $30 million, the Company is required, under agreements with certain persons providing collateral to secure the loan, to repay the loan within five days of the offering closing date. These same persons have the right until November 30, 2007 to compel the Company to repay the BlueCrest Loan discussed below or both the BlueCrest Loan and this loan.
      On June 1, 2007, for the Company’s benefit, the Company’s Executive Chairman and his spouse, certain other members of the Company’s Board of Directors and one of the Company’s shareholders (the “Guarantors”) provided collateral to guarantee the loan. Except for a $1.1 million personal guaranty (backed by collateral) provided by the Company’s Executive Chairman and his spouse, these guarantees are limited to the collateral each provided to the lender.
      The Company and Bank of America have agreed with BlueCrest Capital Finance, L.P., the lender of the BlueCrest Loan, that the Company will not individually make any payments due under the Bank of America Loan while the BlueCrest Loan is outstanding. For the Company’s benefit, the Guarantors agreed to provide Bank of America in the aggregate up to $5.5 million of funds and/or securities to make these payments. The Company has agreed to reimburse the Guarantors with interest at an annual rate of the prime rate plus 5.0% for any and all payments made by them under the loan as well as to pay them certain cash fees in connection with their provision of security for the loan. Upon entering into the loan agreement, the Company issued to each Guarantor warrants to purchase 3,250 shares of common stock at an exercise price of $7.69 per share for each $100,000 of principal amount of the loan guaranteed by such Guarantor. The warrants have a ten-year term and are not exercisable until the date that is one year following the date the warrants were issued. Warrants to purchase an aggregate of 216,095 shares of common stock were issued to the Guarantors. These warrants had an aggregate fair value of $1,437,637, which amount was accounted for as additional paid in capital and reflected as a component of deferred loan costs and is being amortized as interest expense over the term of the loan using the effective interest method. As discussed below, certain of these Guarantors were replaced in September 2007. The unamortized fair value of the warrants issued to the Guarantors that were

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Interim Financial Statements — (Continued)
(Unaudited)
replaced, which was previously reflected as a component of deferred loan costs, was expensed to interest expense in September 2007.
      In accordance with the warrants issued to the Guarantors, the aggregate number of shares of common stock underlying such warrants increased to 246,498 on September 30, 2007 as the Bank of America loan remained outstanding at that date. The additional 30,403 warrant shares had an aggregate fair value of $190,935. The portion of this amount attributed to the Guarantors that were replaced in September 2007 was accounted for as additional paid in capital and immediately recorded to interest expense with the remainder accounted for as additional paid in capital and reflected as a component of deferred loan costs to be amortized as interest expense over the term of this loan using the effective interest method. In the event that as of the first anniversary, second anniversary and third anniversary of the closing date of this loan, the Company has not reimbursed the Guarantors in full for payments made by them in connection with the loan, the number of shares subject to the warrants will further increase.
      In September 2007, a member of the Company’s Board of Directors and two of the Company’s shareholders agreed to provide collateral valued at $750,000, $600,000 and $500,000, respectively, to secure this loan. The collateral provided by these new Guarantors fully replaced the collateral originally provided by one of the members of the Company’s Board of Directors and partially replaced the collateral originally provided by another member of the Company’s Board of Directors whose collateral now secures $400,000 of this loan. In consideration for providing the collateral, the Company issued to the new Guarantors warrants to purchase 3,250 shares of common stock at an exercise price of $7.69 per share for each $100,000 of principal amount of the loan guaranteed by such new Guarantor. The warrants have a ten-year term and are not exercisable until the date that is one year following the date the warrants were issued. Warrants to purchase an aggregate of 60,118 shares of the Company’s common stock were issued to the new Guarantors. These warrants had an aggregate fair value of $380,482, which was accounted for as additional paid in capital and reflected as a component of deferred loan costs to be amortized as interest expense over the term of this loan using the effective interest method. In accordance with the provisions of the warrants issued to the new Guarantors, the aggregate number of shares of common stock underlying the warrants increased to 68,576 on September 30, 2007 as the Bank of America loan remained outstanding at that date. The additional 8,458 warrant shares had an aggregate fair value of $53,528, which amount was accounted for as additional paid in capital and reflected as a component of deferred loan costs to be amortized as interest expense over the term of this loan using the effective interest method. In the event that as of the first anniversary, second anniversary and third anniversary of the closing date of this loan, the Company has not reimbursed the Guarantors in full for payments made by them in connection with the loan, the number of shares subject to the warrant will further increase.
      In October 2007, the Company’s Executive Chairman and his spouse agreed to provide an additional $2.2 million limited personal guarantee of this loan and have pledged securities accounts to backup this limited personal guarantee. The additional collateral provided by the Company’s Executive Chairman and his spouse fully replaced the collateral originally provided by one of the original Guarantors. The Company’s Executive Chairman and his spouse have now personally guaranteed an aggregate of $3.3 million of this loan. The Company’s agreement with the Company’s Executive Chairman and his spouse with respect to the additional collateral is substantially similar to the Company’s agreement with them in connection with the $1.1 million personal guarantee they originally provided in June 2007. In consideration for providing the collateral, the Company issued to the Company’s Executive Chairman and his spouse, warrants to purchase 81,547 shares of the Company’s common stock at an exercise price of $7.69 per share. In the event that as of the first anniversary, second anniversary and third anniversary of the closing date of this loan, respectively, the Company has not reimbursed the Company’s Executive Chairman and his spouse in full for payments made by them in connection with this loan, the number of shares subject to the warrant will increase to 101,934,

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Interim Financial Statements — (Continued)
(Unaudited)
135,912 and 203,868, respectively. The warrant has a ten-year term and is not exercisable until the date that is one year following the date the warrant was issued. The fair value of the warrant will be accounted for as additional paid in capital and reflected as a component of deferred loan costs to be amortized as interest expense over the term of this loan using the effective interest method.
      As a result of this replacement of the collateral originally provided by one of the original Guarantors in October 2007, the unamortized fair value of the warrant to purchase 81,548 shares of the Company’s common stock at an exercise price of $7.69 per share issued to that Guarantor, which is reflected as a component of deferred loan costs at September 30, 2007, will be expensed to interest expense in October 2007. In October 2007, the Company cancelled the warrant previously issued to such original Guarantor, which warrant included the adjustment provisions discussed above, and, in exchange, issued to them a warrant to purchase 101,934 shares of the Company’s common stock at an exercise price of $7.69 per share, which new warrant does not contain the adjustment provisions discussed above. The fair value of the additional 20,386 warrant shares will be accounted for as additional paid in capital and immediately recorded to interest expense.

Three-year note payable
      On June 1, 2007, the Company closed on a $5.0 million senior loan from BlueCrest Capital with a term of 36 months which bears interest at an annual rate of 12.85% (the “BlueCrest Loan”). The first three months require payment of interest only with equal principal and interest payments over the remaining 33 months. As consideration for the loan, the Company issued to BlueCrest Capital a warrant to purchase 65,030 shares of common stock at an exercise price of $7.69 per share. The warrant, which is not exercisable until one year following the date the warrant was issued, has a ten year term, unless we close an initial public offering of our common stock or undertake a merger with or into a publicly traded corporation or similar transaction during 2007, in which case the warrant will have a five year term. This warrant had a fair value of $432,635, which was accounted for as additional paid in capital and reflected as a component of deferred loan costs and is being amortized as interest expense over the term of the loan using the effective interest method. The Company also paid the lender a fee of $100,000 to cover diligence and other costs and expenses incurred in connection with the loan.
      The loan may be prepaid in whole but not in part. However, the Company is subject to a prepayment penalty equal to 3% of the outstanding principal if the BlueCrest Loan is prepaid during the first year of the loan, 2% of the outstanding principal if prepaid during the second year of the loan and 1% of the outstanding principal if prepaid during the third year of the loan. As collateral to secure repayment obligations under the loan, the Company granted BlueCrest Capital a first priority security interest in all of the Company’s assets, excluding intellectual property but including the proceeds from any sale of any of the Company’s intellectual property. The loan has certain restrictive terms and covenants including among others, restrictions on the Company’s ability to incur additional senior or pari-passu indebtedness or make interest or principal payments on other subordinate loans.
      In the event of an uncured event of default under the loan, all amounts owed to BlueCrest Capital are immediately due and payable and BlueCrest Capital has the right to enforce its security interest in the assets securing the loan. Events of default include, among others, the Company’s failure to timely make payments of principal when due, the Company’s uncured failure to timely pay any other amounts owing to the lender under the loan, the Company’s material breach of the representations and warranties contained in the loan agreement and the Company’s default in the payment of any debt to any of its other lenders in excess of $100,000 or any other default or breach under any agreement relating to such debt, which gives the holders of such debt the right to accelerate the debt.

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Interim Financial Statements — (Continued)
(Unaudited)
4.  Related Party Transactions
      During the three months ended September 30, 2007, we received an upfront payment of $103,000 from BHK, Inc. pursuant to an agreement to provide cell culturing services. As of September 30, 2007, we had not completed all of the cell culturing services. Therefore, based on the amount of cell culturing services completed as of September 30, 2007, we recognized revenue of $21,000 and the remaining $82,000 of the upfront payment was recorded as deferred revenue, which will be recognized as revenues upon completion of the remaining cell culturing services. In February 2005, the Company entered into a joint venture agreement with BHK pursuant to which the Company and BHK agreed to create a joint venture company called Bioheart Asia Manufacturing. The Company has an 18% equity interest in Bioheart Asia Manufacturing while BHK owns the remaining 82%.
      The son of one of the Company’s directors is an officer of the Company. The amount paid to this individual as salary for the nine month period ended September 30, 2007 was $97,500. The amount paid to this individual as salary for the nine month period ended September 30, 2006 was $93,750.
      A cousin of the Company’s Executive Chairman and Chief Technology Officer (who served as the Company’s Chief Executive Officer from inception until March 2007) is an officer of the Company. During the nine month period ended September 30, 2007, the Company paid this individual salary of $97,500. During the nine month period ended September 30, 2006, the Company paid this individual salary of $97,500. In addition, the Company utilized a printing entity controlled by this individual and paid this entity $7,584 for the nine month period ended September 30, 2007 and $12,164 for the nine month period ended September 30, 2006.
      The sister-in-law of the Company’s Executive Chairman is an officer of the Company. The amount paid to this individual as salary for the nine month period ended September 30, 2007 was $64,540. The amount paid to this individual as salary for the nine month period ended September 30, 2006 was $45,000.
      In connection with the Company’s private placement of 390,177 shares of common stock in May 2007 pursuant to a subscription agreement executed prior to February 13, 2007, the Company paid a fee of $150,000 to an affiliate of one of the Company’s directors.
5.  Shareholders’ Equity
      By way of a written consent of the Company’s shareholders holding a majority of its outstanding shares of common stock, the Company’s shareholders approved an amendment to Bioheart’s Articles of Incorporation, increasing the number of authorized shares of capital stock so that, following the reverse stock split that was effectuated on September 27, 2007, the Company has 50 million shares of common stock authorized with a par value of $0.001 per share and five million shares of preferred stock authorized with a par value of $0.001 per share.
      Commencing in 2006 and ending in May 2007, the Company initiated capital raising activities through the use of a rolling private placement. During the nine month period ended September 30, 2007, the Company raised net proceeds of approximately $3.9 million through the sale of 529,432 shares of common stock at a price of $7.69 per share to various investors.
6.  Stock Options and Warrants
      In December 1999, the Company adopted two stock option plans; an employee stock option plan and a directors and consultants stock option plan (collectively referred to as the “Stock Option Plans”), under which a total of 1,235,559 shares of common stock were reserved for issuance upon exercise of options granted by the

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Interim Financial Statements — (Continued)
(Unaudited)
Company. In 2001, the Company amended the Stock Option Plans to increase the total shares of common stock reserved for issuance to 1,698,894. In 2003, the Company approved an increase of 308,890 shares, making the total 2,007,784 shares available for issuance under the Stock Option Plans. In 2006, the Company approved an increase of 1,081,114 shares, making the total 3,088,898 shares available for issuance under the Stock Option Plans. The Stock Option Plans provide for the granting of incentive and non-qualified options. The terms of stock options granted under the plans are determined by the Compensation Committee of the Board of Directors at the time of grant, including the exercise price, term and any restrictions on the exercisability of such options. The exercise price of incentive stock options must equal at least the fair value of the common stock on the date of grant, and the exercise price of non-qualified stock options may be no less than the per share par value. The options have terms of up to ten years after the date of grant and become exercisable as determined upon grant, typically over either three or four year periods from the date of grant. Certain outstanding options vested over a one-year period and some vested immediately.
      The following information applies to options outstanding and exercisable at September 30, 2007:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
	Shares Under	Exercise	Contractual	Intrinsic
	Option	Price	Term (in years)	Value (1)

Options outstanding at January 1, 2007	1,938,047	$4.90
Granted	295,088	$8.47
Exercised	(18,441)	$5.67
Forfeited	(44,614)	$7.18

Options outstanding at September 30, 2007	2,170,080	$5.33	6.5	$4,070,586

Options exercisable at September 30, 2007	1,636,979	$4.73	5.8	$3,757,965

Available for grant at September 30, 2007	901,096

(1)	The aggregate intrinsic value computation was based on an estimated fair market value of the Company’s common stock at September 30, 2007 of $7.00 per share.
      The weighted average fair value of options granted during the nine month period ended September 30, 2007 was $6.56 per share.
      For the nine month period ended September 30, 2007, the Company recognized $684,768 in stock-based compensation costs of which $207,158 represents research and development expense and the remaining amount is marketing, general and administrative expense. No tax benefits were attributed to the stock-based compensation expense because a valuation allowance was maintained for all net deferred tax assets. The Company elected to adopt the alternative method of calculating the historical pool of windfall tax benefits as permitted by FASB Staff Position (“FSP”) No. SFAS 123R-c, Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards. This is a simplified method to determine the pool of windfall tax benefits that is used in determining the tax effects of stock compensation in the results of operations and cash flow reporting for awards that were outstanding as of the adoption of SFAS No. 123R. As of September 30, 2007, the Company had approximately $2.5 million of unrecognized compensation costs related to non-vested stock option awards that is expected to be recognized over the next four years.

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Interim Financial Statements — (Continued)
(Unaudited)
      The following information applies to options outstanding and exercisable at September 30, 2007:

	Options Outstanding			Options Exercisable

		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
		Contractual	Exercise		Exercise
	Shares	Life	Price	Shares	Price

$1.28	347,196	2.3	$1.28	347,196	$1.28
$2.83	41,701	2.4	$2.83	41,701	$2.83
$5.67	1,431,508	7.0	$5.67	1,197,256	$5.67
$7.69	74,665	8.9	$7.69	50,826	$7.69
$8.47	275,010	9.5	$8.47	—	—

	2,170,080	6.5	$5.33	1,636,979	$4.73

      The Company uses the Black-Scholes option-pricing model to determine the fair value of stock options on the date of grant. This model derives the fair value of stock options based on certain assumptions related to expected stock price volatility, expected option life, risk-free interest rate and dividend yield. The Company’s expected volatility is based on the historical volatility of other publicly traded development stage companies in the same industry. The estimated expected option life is based primarily on historical employee exercise patterns and considers whether and the extent to which the options are in-the-money. The risk-free interest rate assumption is based upon the U.S. Treasury yield curve appropriate for the term of the expected life of the options.
      For the nine month periods ended September 30, 2007 and 2006, the fair value of each stock option grant was estimated on the date of grant using the following weighted-average assumptions.

	For the nine month periods
	ended September 30,

	2007	2006

Expected dividend yield	00.0%	00.0%
Expected price volatility	100.0%	100.0%
Risk free interest rate	6.0%	6.0%
Expected life of options in years	5.0	5.0
      In October 2007, the Company issued stock options to purchase 6,800 shares of its common stock at an exercise price of $8.47 per share.
      The Company does not have a formal plan in place for the issuance of stock warrants. However, at times, the Company will issue warrants to both employees and non-employees. The exercise price, vesting period, and term of these warrants is determined by the Company’s Board of Directors at the time of issuance. As of September 30, 2007 and December 31, 2006, the Company had warrants outstanding for the purchase of

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Interim Financial Statements — (Continued)
(Unaudited)
shares of the Company’s common stock of 2,149,903 and 1,765,388, respectively. The following information applies to warrants outstanding and exercisable at September 30, 2007:

	Warrants Outstanding
				Warrants Exercisable
		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
		Contractual	Exercise		Exercise
	Shares	Life	Price	Shares	Price

$5.67	192,834	8.9	$5.67	192,834	$5.67
$7.69	1,957,069	17.2	$7.69	32,515	$7.69

	2,149,903	16.5	$7.51	225,349	$5.96

7.  Legal Proceedings
      On March 9, 2007, Peter K. Law, Ph.D. and Cell Transplants Asia, Limited (the “Plaintiffs”) filed a complaint against the Company and Mr. Leonhardt, the Company’s Executive Chairman and Chief Technology Officer, individually, in the United States District Court, Western District of Tennessee. On February 7, 2000, the Company entered a license agreement (the “Original Law License Agreement”) with Dr. Law and Cell Transplants International, LLC, pursuant to which Dr. Law and Cell Transplants International granted the Company a license to certain patents, including the Primary MyoCell Patent (the “Law IP”). The parties executed an addendum to the Original Law License Agreement (the “License Addendum”) in July 2000, the provisions of which amended a number of terms of the Original License Agreement.
      The Plaintiffs are alleging and seeking, among other things, a declaratory judgment that the License Addendum fails for lack of consideration. Based upon this argument, the Plaintiffs allege that the Company is in breach of the terms of the Original Law License Agreement.
      In addition to seeking a declaratory judgment that the License Addendum is not enforceable, the Plaintiffs are also seeking an accounting of all revenues, remunerations or benefits derived by the Company or Mr. Leonhardt from sales, provision and/or distribution of products and services that read directly on the Law IP, compensatory and punitive monetary damages and preliminary and permanent injunctive relief to prohibit the Company from sublicensing its license rights to third parties.
      The Company believes this lawsuit is without merit and intends to defend the action vigorously. The Company filed a motion to dismiss the proceeding against both the Company and Mr. Leonhardt. On July 26, 2007, the court granted the Company’s motion to dismiss Mr. Leonhardt in his individual capacity and one count of the complaint alleging a civil conspiracy. The court denied the Company’s motion to dismiss all other claims. The Company has filed and served its answer to the Plaintiff’s complaint. The Company has also asserted counterclaims against the Plaintiffs for declaratory judgment that the License Addendum is a valid and subsisting agreement, and for breach of contract with respect to various obligations undertaken by the Plaintiffs in the Original License Agreement, as amended by the License Addendum. Trial of the action is currently scheduled for September 2008 and the parties recently commenced discovery.
      While the complaint does not appear to challenge the Company’s rights to license the Law IP, this litigation, if not resolved to the satisfaction of both parties, may adversely impact the Company’s relationship with Dr. Law and could, if resolved unfavorably to the Company, adversely affect the Company’s MyoCell commercialization efforts. The action is in its early stages. Due to the early stages of these proceedings, any potential loss cannot presently be determined.

Bioheart, Inc. and Subsidiaries
(A development stage enterprise)
Notes to Consolidated Interim Financial Statements — (Continued)
(Unaudited)
8.  Contingency
      The Company believes that it may have issued options to purchase common stock and common stock upon conversion of options to certain of its employees, directors and consultants in California in violation of the registration or qualification provisions of applicable California securities laws. As a result, the Company intends to make a rescission offer to these persons pursuant to a registration statement it expects to file after the Company’s planned IPO under the Securities Act of 1933, as amended, and pursuant to California securities laws. The Company will make this offer to all persons who have a continuing right to rescission, which it believes to include two persons. In the rescission offer, in accordance with California law, the Company will offer to repurchase all unexercised options issued to these persons at 77% of the option exercise price times the number of option shares, plus interest at the rate of 7% from the date the options were granted. The Company will also offer to repurchase all shares issued to these persons at the fair market value of such shares on the date of issuance. As the Company believes there is only a remote likelihood the rescission offer will be accepted by any of these persons in an amount that would result in a material expenditure by the Company, no liability has been recorded as of September 30, 2007.
9.  Supplemental Disclosure of Cash Flow Information
      During the nine month period ended September 30, 2007, the Company issued warrants in connection with notes payable with an aggregate fair value of $2,495,217.
      As of September 30, 2007, the Company had accrued $878,115 of costs incurred in connection with its planned initial public offering.
10.  Subsequent Event
      On October 24, 2007, the Company completed the MyoCell implantation procedure on the first patient in its MARVEL Trial. Pursuant to the Company’s license agreement with Peter K. Law, Ph.D. and Cell Transplants International, LLC, discussed in Note 7, the Company is required to pay to Cell Transplants International a $3 million payment upon commencement of a bona fide U.S. Phase II human clinical trial that utilizes technology claimed under the patent the Company relies upon to protect its MyoCell product candidate. The Company has not yet made the $3 million payment that is now due.

1,000,000 Shares
Bioheart, Inc.
Common Stock

Merriman Curhan Ford & Co.	Dawson James Securities, Inc.
                       , 2008

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution
      The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered hereby. All amounts are estimates except the SEC Registration Fee, the NASDAQ Global Market filing fee and the NASD filing fee.

Amount to
be Paid

SEC registration fee	$4,820
NASD filing fee	7,500
NASDAQ Global Market filing fee	100,000
Printing expenses	500,000
Legal fees and expenses	2,200,000
Accounting fees and expenses	550,000
Blue Sky qualification fees and expenses	15,000
Transfer Agent and registrar fees	20,000
Miscellaneous	452,680

Total	$3,850,000

Item 14.	Indemnification of Directors and Officers
      We are incorporated under the laws of the State of Florida. Our articles of incorporation require us to indemnify and limit the liability of directors to the fullest extent permitted by the Florida Business Corporation Act (the “FBCA”), as it currently exists or as it may be amended in the future.
      Pursuant to the FBCA, a Florida corporation may indemnify any person who may be a party to any third party proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another entity, against liability incurred in connection with such proceeding (including any appeal thereof) if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
      In addition, in accordance with the FBCA, a Florida corporation is permitted to indemnify any person who may be a party to a derivative action if such person acted in any of the capacities set forth in the preceding paragraph, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expenses of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding (including appeals), provided that the person acted under the standards set forth in the preceding paragraph. However, no indemnification shall be made for any claim, issue, or matter for which such person is found to be liable unless, and only to the extent that, the court determines that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.
      Any indemnification made under the above provisions, unless pursuant to a court’s determination, may be made only after a determination that the person to be indemnified has met the standard of conduct described above. This determination is to be made by a majority vote of a quorum consisting of the disinterested directors of the board of directors, by duly selected independent legal counsel, or by a majority vote of the disinterested shareholders. The board of directors also may designate a special committee of disinterested directors to make this determination. Notwithstanding the foregoing, a Florida corporation must indemnify any director, officer, employee or agent of a corporation who has been successful in the defense of any proceeding referred to above.
      Generally, pursuant to the FBCA, a director of a Florida corporation is not personally liable for monetary damages to our company or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, unless: (a) the director breached or failed to perform his duties as a director; and (b) the director’s breach of, or failure to perform, those duties constitutes (i) a violation of criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (ii) a transaction from which the director derived an improper personal benefit, either directly or indirectly, (iii) an approval of an unlawful distribution, (iv) with respect to a proceeding by or in the right of the company to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the company, or willful misconduct, or (v) with respect to a proceeding by or in the right of someone other than the company or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property. The term “recklessness,” as used above, means the action, or omission to act, in conscious disregard of a risk: (a) known, or so obvious that it should have been known, to the directors; and (b) known to the director, or so obvious that it should have been known, to be so great as to make it highly probable that harm would follow from such action or omission.
      Furthermore, under the FBCA, a Florida corporation is authorized to make any other further indemnification or advancement of expenses of any of its directors, officers, employees or agents under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both for actions taken in an official capacity and for actions taken in other capacities while holding such office. However, a corporation cannot indemnify or advance expenses if a judgment or other final adjudication establishes that the actions of the director, officer, employee, or agent were material to the adjudicated cause of action and the director, officer, employee, or agent (a) violated criminal law, unless the director, officer, employee, or agent had reasonable cause to believe his or her conduct was unlawful, (b) derived an improper personal benefit from a transaction, (c) was or is a director in a circumstance where the liability for unlawful distributions applies, or (d) engaged in willful misconduct or conscious disregard for the best interests of the corporation in a proceeding by or in right of the corporation to procure a judgment in its favor.
      At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.
      We maintain a liability insurance policy, pursuant to which our directors and officers may be insured against liability they incur for serving in their capacities as directors and officers of our company, including liabilities arising under the Securities Act or otherwise.
      We plan to enter into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify our directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities
      Since January 1, 2004, we have issued the following securities in unregistered transactions pursuant to Section 4(2) of the Securities Act and following regulations promulgated thereunder, Rule 701 and Regulation D.
Rule 701
      Between January 1, 2004 and January 1, 2008, we issued to directors, employees and consultants an aggregate of 3,063 shares of our common stock for a deemed aggregate sales price of $17,353, stock options to purchase an aggregate of 1,706,353 shares of our common stock with exercise prices ranging from $5.67 to $8.47 and an aggregate exercise price of $10,384,769 and warrants to purchase an aggregate of 198,127 shares of our common stock with an exercise price of $5.66 and an aggregate exercise price of $1,122,478. Between January 1, 2004 and January 1, 2008, we have issued 34,996 shares of our common stock upon the exercise of options described above.

      The issuances listed above were deemed exempt from registration under the Securities Act of 1933, as amended, pursuant to Rule 701 thereunder. In accordance with Rule 701, the shares were issued pursuant to a written compensatory benefit plan and/or written compensation contract and the issuances did not, during any consecutive 12 month period, exceed 15% of the then outstanding shares of our common stock, calculated in accordance with the provisions of Rule 701.
Rule 506 of Regulation D and Section 4(2)
      Between January 1, 2004 and January 1, 2008, we issued an aggregate of 4,651,071 shares of our common stock at prices between $5.67 and $7.69 per share for an aggregate sales price of $29,074,135. The shares of common stock issued after the initial filing of this registration statement on February 13, 2007 were issued pursuant to a previously executed subscription agreement. In connection with $3,000,000 of the foregoing issuances we paid to an affiliate of one of our directors a fee of $150,000. In connection with $5,140,000 of the foregoing issuances, we issued to two of our directors and one of our consultants options and warrants to purchase up to 240,855 shares of common stock at exercise prices equal to then prevailing common stock sales price (between $2.83 per share and $5.67 per share). An indeterminate portion of the securities we issued to our Vice President of Public Relations in a settlement were in consideration in part for his efforts assisting us raise capital since January 1, 2004.
      In December 2006, in consideration for entering into an exclusive distribution and license agreement with us, we issued a third party 13,006 shares of our common stock for a deemed aggregate sales price of $99,997 and a warrant with a per share exercise price of $7.69 to purchase 1,544,450 shares of our common stock.
      In June 2007, we issued BlueCrest Capital a warrant to purchase 65,030 shares of our common stock with a per share exercise price of $7.69 in connection with the BlueCrest Loan. In June 2007, we issued to Mr. and Mrs. Leonhardt, the Director Guarantors and the Shareholder Guarantor warrants to purchase an aggregate of 216,095 shares of our common stock with a per share exercise price of $7.69 in connection with their collateralization of the Bank of America Loan. In September 2007, we issued to the New Guarantors warrants to purchase an aggregate of 60,118 shares of our common stock with a per share exercise price of $7.69 in connection with their collateralization of the Bank of America Loan. In October 2007, we issued to Mr. and Mrs. Leonhardt a warrant to purchase 81,547 shares of our common stock with a per share exercise price of $7.69 in connection with their collateralization of the Bank of America Loan. In October 2007, we issued to the Shareholder Guarantor a warrant to purchase 101,934 shares of our common stock with a per share exercise price of $7.69.
      The sales of the above securities were deemed to be exempt from registration in reliance on Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving any public offering. All recipients were either accredited or sophisticated investors, as those terms are defined in the Securities Act and the regulations promulgated thereunder. The recipients of securities in each transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.
Rescission Offer
      We believe that we may have issued options to purchase common stock to certain of our employees, directors and consultants in California in violation of the registration or qualification provisions of applicable California securities laws. As a result, we intend to make a rescission offer to these persons pursuant to a registration statement we expect to file after the offering under the Securities Act and pursuant to California securities laws. We will make this offer to all persons who have a continuing right to rescission, which we believe to include two persons. In the rescission offer, in accordance with California law, we will offer to repurchase all options issued to these persons at 77% of the option exercise price times the number of option shares, plus interest at the rate of 7% from the date the options were granted. Based upon the number of options that may be subject to rescission as of January 1, 2008, assuming that all such options are tendered in the rescission offer, we estimate that our total rescission liability would be up to approximately $350,000.

However, as we believe there is only a remote likelihood the rescission offer will be accepted by any of these persons in an amount that would result in a material expenditure by us, no liability has been recorded in our financial statements.

Item 16.	Exhibits and Financial Statement Schedules
      (a) Exhibits

Exhibit
Number		Description

1	.1(1)	Form of Underwriting Agreement
3	.1(1)	Amended and Restated Articles of Incorporation of the registrant, as amended.
3	.3(1)	Amended and Restated Bylaws
4.1		Reference is made to exhibits 3.1 through 3.3
4	.2(1)	Form of Common Stock Certificate
4	.3(1)	Loan and Security Agreement, dated as of May 31, 2007 by and between BlueCrest Capital Finance, L.P. and the registrant
5	.1(1)	Opinion of Hunton & Williams, LLP
10	.1**(1)	1999 Officers and Employees Stock Option Plan
10	.2**(1)	1999 Directors and Consultants Stock Option Plan
10	.3(1)	Form of Option Agreement under Officers and Employees Stock Option Plan
10	.4(1)	Form of Option Agreement under Directors and Consultants Stock Option Plan
10	.5(1)	Consulting Agreement between the registrant and Richard Spencer III, dated March 18, 2004.
10	.6**(1)	Employment Letter Agreement between the registrant and Scott Bromley, dated August 24, 2006.
10	.7(1)	Lease Agreement between the registrant and Sawgrass Business Plaza, LLC, as amended, dated November 14, 2006.
10	.8(1)	Asset Purchase Agreement between the registrant and Advanced Cardiovascular Systems, Inc., dated June 24, 2003.
10	.9(1)	Conditionally Exclusive License Agreement between the registrant, Dr. Peter Law and Cell Transplants International, LLC, dated February 7, 2000, as amended.
10	.10(1)	Intentionally Omitted
10	.11(1)	Loan Guarantee, Payment and Security Agreement, dated as of June 1, 2007, by and between the registrant, Howard J. Leonhardt and Brenda Leonhardt
10	.12(1)	Loan Guarantee, Payment and Security Agreement, dated as of June 1, 2007, by and between the registrant and William P. Murphy Jr., M.D.
10	.13(1)	Loan Guarantee, Payment and Security Agreement, dated as of June 1, 2007, by and between the registrant and the R&A Spencer Family Limited Partnership
10	.14(1)	Loan Guarantee, Payment and Security Agreement, dated as of June 1, 2007, by and between the registrant and Magellan Group Investments, LLC
10	.15(1)	Loan Agreement, dated as of June 1, 2007, by and between the registrant and Bank of America, N.A.
10	.16(1)	Warrant to purchase shares of the registrant’s common stock issued to Howard J. Leonhardt and Brenda Leonhardt
10	.17(1)	Warrant to purchase shares of the registrant’s common stock issued to Howard J. Leonhardt and Brenda Leonhardt
10	.18(1)	Warrant to purchase shares of the registrant’s common stock issued to William P. Murphy Jr., M.D.
10	.19(1)	Warrant to purchase shares of the registrant’s common stock issued to the R&A Spencer Family Limited Partnership
10	.20(1)	Material Supply Agreement, dated May 10, 2007, by and between the registrant and Biosense Webster

Exhibit
Number		Description

10	.21(1)	Supply and License Agreement, dated June 7, 2007, by and between the registrant and BioLife Solutions, Inc.***
10	.22(1)	Warrant to purchase shares of the registrant’s common stock issued to BlueCrest Capital Finance, L.P.
10	.23(1)	Loan Guarantee, Payment and Security Agreement, dated as of September 12, 2007, by and between the registrant and Samuel S. Ahn, M.D.
10	.24(1)	Loan Guarantee, Payment and Security Agreement, dated as of September 12, 2007, by and between the registrant and Dan Marino
10	.25(1)	Warrant to purchase shares of the registrant’s common stock issued to Samuel S. Ahn, M.D.
10	.26(1)	Warrant to purchase shares of the registrant’s common stock issued to Dan Marino
10	.27(1)	Loan Guarantee, Payment and Security Agreement, dated as of September 19, 2007, by and between the registrant and Jason Taylor
10	.28(1)	Warrant to purchase shares of the registrant’s common stock issued to Jason Taylor
10	.29(1)	Loan Guarantee, Payment and Security Agreement, dated as of October 10, 2007, by and between the registrant and Howard and Brenda Leonhardt
10	.30(1)	Warrant to purchase shares of the registrant’s common stock issued to Howard and Brenda Leonhardt
10	.31(1)	Second Amendment to Loan Guarantee, Payment and Security Agreement, dated as of October 10, 2007, by and between the registrant and Howard and Brenda Leonhardt
10	.32(1)	Second Amendment to Loan Guarantee, Payment and Security Agreement, dated as of October 10, 2007, by and between the registrant and William P. Murphy, Jr., M.D.
10	.33(1)	Form of Common Stock Purchase Warrant to be issued to the Representatives
14	.1(1)	Code of Ethics for Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and persons performing similar functions
14	.2(1)	Code of Business Conduct and Ethics
23	.1(2)	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm
23	.2(1)	Consent of Hunton & Williams LLP (See Exhibit 5.1).
24	.1(1)	Power of Attorney (included on signature page)

**	Indicates management contract or compensatory plan.
***	Portions of this documents have been omitted and were filed separately with the SEC on August 9, 2007 pursuant to a request for confidential treatment.
(1)	Previously filed
(2)	Filed herewith
      (b) Schedules have been omitted because they are inapplicable or the requested information is shown in our financial statements or notes thereto.

Item 17.	Undertakings
      The undersigned hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions described in Item 14 or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      We hereby undertake that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Miami, in the County of Miami-Dade, State of Florida, on the 10th day of January, 2008.

BIOHEART, INC.

By:	/s/William M. Pinon

William M. Pinon
President and Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ William M. Pinon William M. Pinon		President, Chief Executive Officer and Director (principal executive officer)	January 10, 2008

/s/ William H. Kline William H. Kline		Chief Financial Officer (principal financial and accounting officer)	January 10, 2008

* Howard J. Leonhardt		Executive Chairman and Chief Technology Officer	January 10, 2008

* David Gury		Director	January 10, 2008

* William P. Murphy, Jr., M.D.		Director	January 10, 2008

* Richard T. Spencer III		Director	January 10, 2008

* Linda Tufts		Director	January 10, 2008

* Mike Tomas		Director	January 10, 2008

* Peggy Farley		Director	January 10, 2008

Bruce Carson		Director	January , 2008

Sam Ahn, M.D.		Director	January , 2008

*By:	/s/ William M. Pinon William M. Pinon Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number	Description

23.1	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm